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TABLE OF CONTENTS
DIAMONDROCK HOSPITALITY COMPANY INDEX TO FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-132266
Registration No. 333-132848

P R O S P E C T U S

16,800,000 Shares

Common Stock

              We are a self-advised real estate company that owns and seeks to acquire additional premium full-service hotels and, to a lesser extent, premium urban select-service hotels. We are organized and conduct our operations to qualify as a real estate investment trust, or REIT, for federal income tax purposes. We expect to qualify as a REIT under the federal income tax laws for the year ended December 31, 2005 and subsequent taxable years.

              Our common stock currently trades on the New York Stock Exchange, or NYSE, under the symbol "DRH". On March 29, 2006, the closing price of our common stock, as reported on the NYSE, was $13.04 per share.

              Shares of our common stock are subject to ownership limitations that we must impose in order for us to qualify, and maintain our status, as a REIT.

              See "Risk Factors" beginning on page 18 of this prospectus for certain risk factors relevant to an investment in shares of our common stock.

	Per Share	Total
Public offering price	$13.00	$218,400,000
Underwriting discount	$0.6175	$10,374,000
Proceeds to us (before expenses)	$12.3825	$208,026,000

              The underwriters may purchase up to an additional 2,520,000 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days after the date of this prospectus solely to cover over-allotments, if any.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              We expect to deliver the shares of common stock on or about April 4, 2006.

Merrill Lynch & Co.	Friedman Billings Ramsey	Wachovia Securities

Citigroup
JMP Securities
Robert W. Baird & Co.

The date of this prospectus is March 29, 2006

THE DIAMONDROCK HOSPITALITY
PORTFOLIO

BUSINESS HOTELS

MARRIOTT ATLANTA ALPHARETTA, GEORGIA

BETHESDA MARRIOTT SUITES, MARYLAND

LOS ANGELES AIRPORT MARRIOTT, CALIFORNIA

ORLANDO AIRPORT MARRIOTT, FLORIDA

RENAISSANCE WORTHINGTON, TEXAS

SALT LAKE CITY MARRIOTT DOWNTOWN, UTAH

TORRANCE MARRIOTT, CALIFORNIA

CHICAGO MARRIOTT DOWNTOWN
MAGNIFICENT MILE, ILLINOIS

TABLE OF CONTENTS

SUMMARY
Our Company
Our Hotels
Risk Factors
Recent Developments
Our Corporate Structure
Hotel Industry Segments
Our Principal Office
Our Tax Status
Restrictions on Ownership of Our Stock
Our Distribution Policy
Registration Rights and Lock-Up Agreements
Conflicts of Interest with Certain of the Underwriters of this Offering
The Offering
Summary Selected Historical and Pro Forma Financial and Operating Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY AND DISTRIBUTIONS
CAPITALIZATION
DILUTION
SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OUR BUSINESS
OUR PROPERTIES
OUR PRINCIPAL AGREEMENTS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES
TRADING OF OUR COMMON STOCK
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK AND CERTAIN MATERIAL PROVISIONS OF MARYLAND LAW, OUR CHARTER AND OUR BYLAWS
DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF DIAMONDROCK HOSPITALITY LIMITED PARTNERSHIP
SHARES ELIGIBLE FOR FUTURE SALE
FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

SUMMARY

              The following summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including "Risk Factors" and our historical and pro forma financial statements appearing elsewhere in this prospectus, before investing in our common stock. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters' over-allotment option is not exercised. References in this prospectus to "we," "our," "us" and "our company" refer to DiamondRock Hospitality Company, including, as the context requires, DiamondRock Hospitality Limited Partnership, our operating partnership, as well as our other direct and indirect subsidiaries, including our primary existing taxable REIT subsidiary, Bloodstone TRS, Inc. References to "Marriott" are to Marriott International, Inc., including, as the context requires, its subsidiaries. References to "RevPAR" are to revenue per available room, which is the product of average daily rate, which we refer to as "ADR," and occupancy, and is a key performance indicator for the hotel industry.

Our Company

              We are a self-advised real estate company. We are committed to maximizing shareholder value through investing in premium full-service hotels and, to a lesser extent, premium urban select-service hotels. We own sixteen hotels comprising 7,311 rooms. These hotels have an aggregate projected investment of approximately $1.3 billion and are geographically diversified across major markets in the United States.

              We differentiate ourselves through our:

  •
  Proven acquisition capability;

  •
  Aggressive asset management;

  •
  Conservative capital structure; and

  •
  Experienced senior management team.

  Proven Acquisition Capability

              Since we completed our first acquisition in October 2004, we have acquired sixteen premium hotels. We have acquired eleven of these hotels in off-market transactions, meaning that they were not made generally available to other companies. We intend to make additional acquisitions that meet our stringent underwriting criteria. Consistent with this strategy, on March 24, 2006, we acquired the 1,192 room Chicago Marriott Downtown Magnificent Mile at a purchase price of $295 million plus approximately $11 million of net consideration in the form of an assumed property tax liability and other adjustments. We believe that the current environment presents an excellent opportunity to acquire hotels based on our view that lodging industry fundamentals are currently strong and will remain strong for some time to come.

              Generally, we invest in hotels that we believe are priced below replacement costs and are located in markets with attractive growth prospects and high barriers to entry. We are focused on acquiring premium full-service hotels located throughout North America and, to a lesser extent, premium select-service hotels in urban locations.

              We believe we have a competitive advantage in acquiring hotels through our unique investment sourcing relationship with Marriott, a leading worldwide hotel brand, franchise and management company. Our investment sourcing relationship with Marriott provides us, subject to certain limitations, with a "first look" at hotel acquisition and investment opportunities known to Marriott. As a result of Marriott's extensive network, relationships and knowledge, we have preferred access to a unique source of hotel investment opportunities, many of which may not be available to other hospitality companies. Since our formation in May 2004, Marriott has provided us with access to several billion dollars of off-market acquisition opportunities. Our relationship with Marriott has facilitated the acquisition of eight of our hotels, including the Marriott Griffin Gate Resort and The Lodge at Sonoma, a Renaissance Resort & Spa, both of which we acquired directly from Marriott.

  Aggressive Asset Management

              We believe that we are able to create significant value in our portfolio by utilizing our management's extensive experience and our innovative asset management strategies.

              Our senior management team has established a broad network of hotel industry contacts and relationships, including relationships with hotel owners, financiers, operators, project managers and contractors and other key industry participants. In particular, we believe that we are unique in having a senior management team, most of whom worked for many years at Marriott, with very deep knowledge of Marriott's organization and processes, which gives us insight in how best to work with Marriott to deliver superior returns at our hotels.

              Our philosophy is to negotiate management agreements that give us the right to exert significant influence (but not day-to-day control) over the management of our properties, annual budgets and all capital expenditures, and then to use those rights to continually monitor and improve the performance of our properties. We cooperatively partner with the managers of our hotels in an attempt to increase operating results and long-term asset values at our hotels. In addition to working directly with the personnel at our hotels, our senior management team also has long-standing professional relationships with our hotel managers' senior executives and we work directly with these senior executives to improve the performance of our portfolio.

              We believe we can create significant value in our portfolio through innovative asset management strategies such as rebranding, renovating or repositioning. We are committed to regularly evaluating our portfolio to determine if we can employ these value-added strategies at our hotels. We have rebranded two of our properties, including one in which we converted an independently branded hotel to a Marriott brand, which contributed to a 31% increase in revenues and significantly increased operating margins at the hotel in 2005 compared to pro forma 2004. We also have budgeted to spend approximately $84 million in 2006 on identified value-added capital investment opportunities at our existing hotels. The opportunities range from room renovation (Courtyard Manhattan/Midtown East, Los Angeles Airport Marriott, Bethesda Marriott Suites) to a total renovation and repositioning of the hotel (Torrance Marriott and Oak Brook Hills Marriott Resort). In connection with our planned renovations and repositionings, our senior management team and our asset managers are individually committed to completing these renovations on time, on budget and with a minimal disruption at our hotels. We are optimistic that, when completed, these renovations will enable us to achieve higher rates and greater demand for our hotels.

  Conservative Capital Structure

              We are committed to maintaining a conservative capital structure with prudent aggregate leverage primarily comprised of long-term fixed-rate debt. However, we maintain the flexibility to modify these strategies if we believe fundamental changes have occurred in the capital markets.

              As of December 31, 2005, more than 90% of our debt carried fixed interest rates, with a weighted-average interest rate of 5.6%, and a weighted-average maturity date in excess of 8 years. As of December 31, 2005, we had $428.4 million of debt outstanding, representing a debt-to-enterprise value ratio of 41%. After giving effect to this offering, including the acquisition of the Chicago Marriott, and the refinancing of the Courtyard Manhattan/Fifth Avenue mortgage debt, we will have approximately $667.2 million of debt outstanding representing a debt-to-enterprise value ratio of 47%. Enterprise value is calculated as our market capitalization plus net debt. We currently have a target debt-to-enterprise value ratio of 45% to 55%.

              We prefer a relatively simple but efficient capital structure. We have not invested in joint ventures and have not issued any operating partnership units or preferred stock. We endeavor to structure our hotel acquisitions so that they will not overly complicate our capital structure; however, we will consider a more complex transaction if we believe that the projected returns to our stockholders will significantly exceed the returns that would otherwise be available.

  Experienced Senior Management Team

              The extensive hotel industry experience of our senior management team enables us to effectively implement our business strategies. Our senior management team of William W. McCarten, John L. Williams, Mark W. Brugger, Michael D. Schecter and Sean M. Mahoney has significant experience in lodging, real estate and related service industries, including hotel asset management, acquisitions, mergers, dispositions, development, redevelopment and financing. Collectively, they have been involved in hotel transactions aggregating several billion dollars.

Our Hotels

              The following table sets forth certain operating information for each of our hotels for the year ended December 31, 2005. This information includes periods prior to our acquisition of these hotels unless otherwise indicated:

Property	Location	Number of Rooms	Average Occupancy	ADR	RevPAR	% Change from 2004 RevPAR(4)
Los Angeles Airport Marriott	Los Angeles, California	1,004	77.0%	$101.99	$78.52	2.9%
Salt Lake City Marriott Downtown	Salt Lake City, Utah	510	71.4	118.68	84.76	8.0
Frenchman's Reef & Morning Star Marriott Beach Resort	St. Thomas, U.S. Virgin Islands	504	78.5	200.18	157.06	16.6
Renaissance Worthington	Fort Worth, Texas	504	76.9	151.48	116.45	15.1
Torrance Marriott	Los Angeles County, California	487	80.9	103.23	83.49	8.2
Orlando Airport Marriott (1)	Orlando, Florida	486	78.1	102.68	80.19	8.3
Marriott Griffin Gate Resort	Lexington, Kentucky	408	63.8	122.22	78.00	4.1
Oak Brook Hills Marriott Resort (2)	Oak Brook, Illinois	384	51.0	121.85	62.13	3.7
Vail Marriott Mountain Resort & Spa	Vail, Colorado	346	58.7	192.06	112.66	4.9
Marriott Atlanta Alpharetta	Atlanta, Georgia	318	60.6	132.60	80.42	10.8
Courtyard Manhattan/Midtown East	New York, New York	307	87.9	230.52	202.52	13.9
Bethesda Marriott Suites	Bethesda, Maryland	274	77.4	160.38	124.13	8.2
SpringHill Suites Atlanta Buckhead (3)	Atlanta, Georgia	220	65.8	103.19	67.92	N/A
Courtyard Manhattan/Fifth Avenue	New York, New York	185	84.5	212.87	179.83	42.6
The Lodge at Sonoma, a Renaissance Resort & Spa	Sonoma, California	182	70.4	204.03	143.65	17.7

TOTAL/WEIGHTED AVERAGE		6,119	72.9%	$141.89	$103.42	10.7%

(1)
We acquired the hotel on December 16, 2005.

(2)
We acquired the hotel on July 29, 2005. The hotel was immediately converted to the Oak Brook Hills Marriott Resort.

(3)
The hotel was newly built and commenced operations on July 1, 2005. Hotel statistics are presented for our ownership period which commenced on July 22, 2005.

(4)
The % change from 2004 RevPAR excludes the SpringHill Suites Atlanta Buckhead. The hotel was newly built in 2005 and there are no comparable statistics for 2004.

              The following table sets forth information regarding our investment in each of our hotels:

Property	Location	Year Opened	Number of Rooms(1)	Total Investment(1)	2006 Budgeted Capital Expenditures(2)	Total Projected Investment(3)	Total Projected Investment Per Room
Los Angeles Airport Marriott	Los Angeles, CA	1973	1,004	$114,681,000	$18,073,000	$132,754,000	$132,225
Salt Lake City Marriott Downtown	Salt Lake City, UT	1981	510	51,123,000	3,703,000	54,826,000	107,502
Frenchman's Reef & Morning Star Marriott Beach Resort	St. Thomas, USVI	1973	504	76,106,000	10,860,000	86,966,000	172,552
Renaissance Worthington	Fort Worth, TX	1981	504	80,811,000	2,853,000	83,664,000	166,000
Torrance Marriott	Los Angeles County, CA	1985	487	67,421,000	7,625,000	75,046,000	154,099
Orlando Airport Marriott	Orlando, FL	1983	486	71,154,000	12,235,000	83,389,000	171,582
Marriott Griffin Gate Resort	Lexington, KY	1981	408	49,779,000	1,933,000	51,712,000	126,745
Oak Brook Hills Marriott Resort	Oak Brook, IL	1987	384	66,165,000	11,483,000	77,648,000	202,208
Vail Marriott Mountain Resort & Spa	Vail, CO	1983	346	65,259,000	3,665,000	68,924,000	199,202
Marriott Atlanta Alpharetta	Atlanta, GA	2000	318	38,833,000	284,000	39,117,000	123,009
Courtyard Manhattan/Midtown East	New York, NY	1998	307	75,382,000	2,667,000	78,049,000	254,231
Bethesda Marriott Suites	Bethesda, MD	1990	274	42,185,000	5,831,000	48,016,000	175,241
SpringHill Suites Atlanta Buckhead	Atlanta, GA	2005	220	34,341,000	40,000	34,381,000	156,277
Courtyard Manhattan/Fifth Avenue	New York, NY	1990	185	41,832,000	2,575,000	44,407,000	240,038
The Lodge at Sonoma, a Renaissance Resort & Spa	Sonoma, CA	2001	182	32,430,000	486,000	32,916,000	180,857

TOTAL			6,119	$907,502,000	$84,313,000	$991,815,000	$162,088

(1)
As of December 31, 2005.

(2)
2006 budgeted capital expenditures represents capital expenditures regardless of whether they will be paid for through an escrow account or owner funding.

(3)
Total projected investments for each hotel is the gross book value of the hotel as of December 31, 2005 plus 2006 budgeted capital expenditures.

Risk Factors

              See "Risk Factors" beginning on page 18 for certain risk factors relevant to an investment in our common stock, including, among others:

  •
  We are a relatively young company and are subject to all of the risks associated with being at an early stage of development.

  •
  Our management has limited experience operating a REIT and a public company and therefore may have difficulty in profitably operating our business.

  •
  Our business model, especially our concentration in premium full-service hotels, can be highly volatile.

  •
  In the event of natural disasters, terrorist attacks, significant military actions, outbreaks of contagious diseases or other events for which we may not have adequate insurance, our operations may suffer.

  •
  Our hotel portfolio is not diverse by brand or manager and there are risks associated with using Marriott's brands on all of our hotels and having Marriott manage most of our hotels.

  •
  Our results of operations are highly dependent on the management of our hotel properties by third-party hotel management companies, including Marriott.

  •
  Our investment sourcing relationship with Marriott is non-exclusive and based on a non-binding understanding that may be changed or terminated at any time, which could adversely affect our ability to execute our business strategies, which in turn, would adversely affect our ability to make distributions to our stockholders.

  •
  Marriott may encourage us to enter into transactions or hotel management agreements that are not favorable to us.

  •
  Our ownership of properties through ground leases exposes us to the risk that we may have difficulty financing such properties, may sell such properties for a lower price or may lose such properties upon breach or termination of the ground leases.

  •
  We face competition for the acquisition of hotels and we may not be successful in identifying or completing hotel acquisitions that meet our criteria, which may impede our growth.

  •
  If the hotel market declines, it may adversely affect our ability to execute our business strategies, which, in turn, would adversely affect our ability to make distributions to our stockholders.

  •
  Future debt service obligations may adversely affect our operating results, require us to liquidate our properties, jeopardize our tax status as a REIT and limit our ability to make distributions to our stockholders.

  •
  Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

  •
  Due to restrictions in our hotel and management agreements, mortgage agreements and ground leases, we may not be able to sell our hotels at the highest possible price (or at all).

  •
  It may be difficult for a third party to acquire control of our company thus limiting the ability of our stockholders to receive a "change of control premium."

  •
  We cannot assure you that we will qualify, or remain qualified, as a REIT.

  •
  As a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction, each year to our stockholders. In the event of future downturns in our operating results and financial performance or the need for unanticipated capital improvements to our hotels, we may be unable to declare or pay distributions to our stockholders.

Recent Developments

              Chicago Marriott.    On March 24, 2006, we acquired the 1,192 room Chicago Marriott Downtown Magnificent Mile for a purchase price of $295 million plus approximately $11 million of net consideration in the form of an assumed property tax liability and other adjustments (or approximately $257,000 per room), including the assumption of $220 million of floating-rate debt. We intend to refinance the existing $220 million floating-rate loan with a 10-year 5.96% fixed-rate loan issued by Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC, one of the underwriters in this offering. The loan will be interest only for 3 1/2 years, after which, the principal will amortize using a 30-year amortization schedule. The new loan will be a limited recourse loan secured by a mortgage on the property. The remainder of the purchase price, after the application of our $10 million deposit, was financed by a $79.5 million short-term floating-rate loan made by Wachovia Investment Holdings, LLC, an affiliate of Wachovia Capital Markets, LLC, which we will repay with a portion of the net proceeds of this offering.

              This hotel earned $21 million of EBITDA on revenues of $84.3 million in 2005. The 2005 EBITDA is calculated as net income of $4.1 million plus interest expense of $8.9 million and depreciation of $8.2 million less an income tax benefit of $0.2 million.

	Fiscal Year
	2001	2002	2003	2004	2005
Room Revenue	$56,419,000	$53,984,000	$53,670,000	$54,070,000	$57,348,000
ADR	$176.11	$172.19	$170.32	$167.41	$184.44
Occupancy %	74.1%	70.9%	72.6%	74.4%	71.7%
RevPAR	$130.48	$122.07	$123.70	$124.62	$132.17

The foregoing table includes information for periods prior to our ownership provided to us by the sellers of the hotel.

              The hotel was built in 1978 and underwent extensive renovations that were completed in 2005.

              We believe this hotel has an excellent location on North Michigan Avenue in Chicago's famed shopping and entertainment district, the Magnificent Mile. The hotel is predominantly marketed to groups and individual business travelers who are seeking a premium full-service hotel located in the heart of this well-known district. According to the sellers' records, last year, over half of the rooms sold at the hotel were sold to corporate and association groups and roughly a quarter were sold to individual corporate travelers. The hotel has 60,000 square feet of flexible meeting space.

              We believe that supply and demand dynamics are very favorable in Chicago. For example, the number of hotel rooms added to downtown Chicago over the past five years has been very limited, averaging just over 1% per year. In addition, Chicago is a compelling location for conventions and other city-wide events and over the next few years should benefit from the displacement of conventions caused by Hurricane Katrina. We also believe that this hotel is an irreplaceable asset as the land acquisition and construction cost of building a new large hotel in downtown Chicago would be prohibitive.

              Refinancing of Courtyard Manhattan/Fifth Avenue.    We have a commitment from Lehman Brothers Bank to refinance the mortgage loan on the Courtyard Manhattan/Fifth Avenue that will mature in January 2007. Pursuant to this commitment, we expect to refinance the $23 million existing floating-rate loan with a $51 million fixed-rate loan that matures in 10 years. At the closing of the refinancing, the interest rate on the loan will be set based on the then current 10-year swap rate plus 90 basis points. We expect that the new fixed-rate loan will require principal repayments based on a 30-year amortization schedule following the first five years of payments of interest only. We expect to close this refinancing early in the second quarter of 2006.

              Increased dividend.    On February 28, 2006, our board of directors declared an increase in the quarterly dividend for the first quarter of 2006. On April 11, 2006, a cash dividend of $0.18 per share will be paid to stockholders of record as of March 24, 2006. Purchasers in this offering will not receive the April dividend.

Our Corporate Structure

              We conduct our business through a traditional umbrella partnership REIT, or UPREIT, in which our hotels are owned by subsidiaries of our operating partnership, DiamondRock Hospitality Limited Partnership. We are the sole general partner of our operating partnership and currently own, either directly or indirectly, all of the limited partnership units of our operating partnership. In order for the income from our hotel investments to constitute "rents from real properties" for purposes of the gross income test required for REIT qualification, we must lease each of our hotels to a wholly-owned subsidiary of our taxable REIT subsidiary, or TRS, or to an unrelated third party. However, we may structure our properties which are not subject to U.S. federal income tax differently from the structures we use for our U.S. properties. For example, the Frenchman's Reef & Morning Star Marriott Beach Resort is held by a United States Virgin Islands corporation that we have elected to be a TRS.

              The following chart shows our corporate structure following completion of this offering:

Hotel Industry Segments

              References to "premium full-service hotels" are to "upper upscale hotels" (as defined by Smith Travel Research, Inc., a widely-recognized information and data provider for the lodging industry) such as Embassy Suites Hotels, Hilton, Hyatt, Marriott and Sheraton. References to "premium urban select-service hotels" are to hotels such as Courtyard by Marriott, SpringHill Suites by Marriott, Hilton Garden Inn, Crowne Plaza and Residence Inn by Marriott. While there are exceptions, in general, "full-service hotels" have amenities such as ballrooms, in-house food and beverage and fitness centers or spas, and "select-service" hotels typically have fewer amenities and do not have in-house food and beverage services.

Our Principal Office

              Our corporate headquarters is located at 6903 Rockledge Drive, Suite 800, Bethesda, MD 20817. Our telephone number is (240) 744-1150. Our Internet address is http://www.drhc.com. The information on our website does not constitute a part of this prospectus.

Our Tax Status

              We expect to be taxed as a REIT for federal income tax purposes for our taxable year ended on December 31, 2005 and intend to continue to qualify as a REIT in subsequent taxable years. If we qualify for taxation as a REIT, we generally will not be subject to federal income tax on that portion of our ordinary income or net capital gain that is currently distributed to our stockholders. Our ability to qualify as a REIT depends upon our satisfaction of various operational and organizational requirements, including requirements related to the nature of our assets, the sources of our income, the diversity of our stock ownership and the distributions to our stockholders, including a requirement that we distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction, each year to our stockholders. If we fail to qualify as a REIT and are not able to utilize an applicable statutory relief provision, we will be subject to federal income tax at regular corporate rates (up to 35%) as well as state and local taxes. Even if we qualify as a REIT, we may be subject to some federal, state, local and foreign taxes on our income and property. Our existing taxable REIT subsidiary, Bloodstone TRS, Inc., owner of our TRS lessees, is subject to corporate income tax as a C corporation on its earnings and the earnings of our TRS lessees.

              In order to qualify as a REIT, our income must come primarily from "rents from real property," mortgage interest and real estate gains. Qualifying "rents from real property" include rents from interests in real property, certain charges for services customarily rendered in connection with the rental of real property, and a limited amount of rent attributable to personal property that is leased under, or in connection with, a lease of real property. However, operating revenues from a hotel are not qualifying "rents from real property." Therefore, we generally must lease our hotels to another party from whom we will derive rent income that will qualify as "rents from real property" under the REIT rules. Accordingly, we generally will lease each of our hotels to a taxable TRS lessee, except that a TRS may own hotels such as the Frenchman's Reef & Morning Star Marriott Beach Resort and any foreign hotels we acquire. Each TRS lessee will pay rent to us that generally should qualify as "rents from real property," provided that an "eligible independent contractor" operates and manages each hotel on behalf of the TRS lessee. We believe that each of our hotels is, and will be, managed by an "eligible independent contractor." The income remaining in our TRS lessees from the payment of rent to us, management fees, operating expenses and other costs will be subject to corporate tax.

Restrictions on Ownership of Our Stock

              Our charter generally prohibits any stockholder from beneficially owning more than 9.8% of our common stock or of the value of the aggregate outstanding shares of our capital stock, except that certain "look-through entities," such as mutual funds, may beneficially own up to 15% of our common stock or of the value of the aggregate outstanding shares of our capital stock. Our bylaws, however, provide for certain exemptions from the ownership limitation, provided generally that the grant of such exemptions will not jeopardize our REIT status. Our charter also prohibits any person from owning or transferring shares of our capital stock if such ownership or transfer would result in our failure to meet certain REIT requirements under the Internal Revenue Code, or Code, or certain NYSE listing requirements.

Our Distribution Policy

              We intend to continue to distribute to our stockholders each year on a regular quarterly basis sufficient amounts of our REIT taxable income so as to avoid paying corporate income tax and excise tax on our earnings (other than the earnings of our TRS and TRS lessees, which are subject to tax at regular corporate rates) and to qualify for the tax benefits afforded to REITs under the Code. In order to qualify as a REIT under the Code, we generally must make distributions to our stockholders each year in an amount equal to at least:

  •
  90% of our REIT taxable income determined without regard to the dividends paid deduction, plus

  •
  90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code, minus

  •
  any excess non-cash income.

              In 2005, we commenced paying dividends equal to an annualized rate of $0.69 per share following our initial public offering in May 2005. We paid our stockholders of record a pro-rated dividend of $0.0326 for the second quarter of 2005, and full quarter dividends of $0.1725 per share for the third and fourth quarters of 2005.

              On February 28, 2006, our board of directors declared an increase in the quarterly dividend for the first quarter of 2006. On April 11, 2006, a cash dividend of $0.18 per share will be paid to stockholders of record as of March 24, 2006. Purchasers in this offering will not receive the April dividend.

              The actual amount, timing and frequency of our distributions will be at the discretion of our board of directors and will depend upon our actual results of operations and a number of other factors deemed relevant by our board of directors. Our cash available for distribution may be less than 90% of our REIT taxable income, in which case we could be required to either sell assets or borrow funds to make distributions. To the extent our annual distribution is in excess of 100% of our estimated cash available for distribution, we will use existing cash or short-term borrowings to fund such shortfall. Distributions to our stockholders generally will be taxable to our stockholders as ordinary income; however, because a significant portion of our investment will be equity ownership interests in hotels, which will result in depreciation and non-cash charges against our income, a portion of our distribution may constitute a tax-free return of capital rather than taxable dividend income to stockholders.

Registration Rights and Lock-Up Agreements

              Registration Rights Agreement.    Pursuant to a registration rights agreement among us, our operating partnership, Friedman, Billings, Ramsey & Co., Inc. and certain holders of our common stock, entered into on July 7, 2004, we filed with the Securities and Exchange Commission a resale shelf registration statement registering all of the shares of common stock purchased or placed by Friedman, Billings, Ramsey & Co., Inc. in our July 2004 private placement and all of the 3 million shares of common stock purchased by Marriott in our July 2004 private placement. The resale shelf registration statement was declared effective in September 2005. We are required, under the registration rights agreement, to maintain the resale shelf registration statement continuously effective under the Securities Act for a specified period. As of March 2, 2006, approximately 7.5 million shares of restricted stock have been sold pursuant to the shelf registration statement or pursuant to Rule 144 under the Securities Act of 1933, as amended. As a result, as of March 2, 2006, we have approximately 13.5 million shares of restricted stock outstanding (including 3.0 million shares owned by Marriott).

              Lock-up Agreements.    We, our directors and senior executive officers and Marriott have agreed not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of the representatives, Merrill Lynch & Co., Friedman, Billings, Ramsey & Co., Inc. and Wachovia Capital Markets, LLC, on behalf of the underwriters. The representatives may, at their discretion, release all or any portion of the common stock subject to the lock-up agreements with us, our directors and senior executive officers and Marriott at any time without notice or stockholder approval.

Conflicts of Interest with Certain of the Underwriters of this Offering

              Wachovia Capital Markets, LLC and Citigroup Global Markets Inc., each an underwriter of this offering, have interests in the successful completion of this offering beyond the underwriting discounts and commissions they expect to receive.

              On July 8, 2005, we entered into a three-year, $75 million senior secured revolving credit facility from Wachovia Bank, National Association (an affiliate of Wachovia Capital Markets, LLC), as administrative agent under the credit facility, and Citicorp North America, Inc. (an affiliate of Citigroup Global Markets Inc.) and Bank of America, N.A., as co-syndication agents under the credit facility. Our operating partnership is the borrower under the credit facility. We will use a portion of the net proceeds of this offering to repay borrowings under the credit facility.

              We borrowed $79.5 million pursuant to a short-term floating rate loan from Wachovia Investment Holdings, LLC, an affiliate of Wachovia Capital Markets, LLC, in connection with the acquisition of the Chicago Marriott. We will repay the loan with a portion of the net proceeds of this offering.

The Offering

Common stock offered by us(1)	16,800,000 shares.
Common stock to be outstanding upon completion of this offering(1)(2)	68,366,864 shares.
Use of proceeds
The net proceeds to us from the sale of our common stock offered by this prospectus, after deducting the underwriting discount and the estimated offering expenses payable by us, will be approximately $207.0 million if the underwriters' over-allotment option is not exercised, or approximately $238.2 million if the underwriters' over-allotment option is exercised in full.
We will contribute the net proceeds from this offering to our operating partnership. Our operating partnership intends to use the net proceeds as follows:
•
to repay approximately $79.5 million, that we borrowed pursuant to a short-term loan from Wachovia Investment Holdings, LLC, the proceeds of which were used to fund a portion of the purchase price for the acquisition of the Chicago Marriott;
• to fund approximately $57.7 million of 2006 owner-funded capital expenditures at our hotel properties;
• to repay approximately $33 million of outstanding borrowings under our senior secured credit facility; and
• the balance for general corporate purposes, including potential future hotel acquisitions.

Pending these uses, we intend to invest the net proceeds in interest-bearing, short-term investment grade securities or money-market accounts that are consistent with our intention to qualify as a REIT. Such investments may include, for example, government and government agency certificates, interest-bearing bank deposits and mortgage loan participations. In the event that the underwriters exercise any or all of their over-allotment, we expect to use the additional net proceeds for general corporate purposes.
New York Stock Exchange symbol	DRH.

(1)
Excludes 2,520,000 shares of common stock that may be issued by us upon exercise of the underwriters' over-allotment option.

(2)
Includes 34,000 unrestricted shares of our common stock issued to our independent directors and 747,000 unvested restricted shares of our common stock issued to our executive officers and other employees pursuant to our equity incentive plan. Excludes 829,667 shares available for future issuance under our equity incentive plan and 389,333 vested deferred common stock units outstanding as of December 31, 2005.

SUMMARY SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

              We present in this prospectus certain historical and pro forma financial data. We also present certain operational data and non-U.S. generally accepted accounting principles, or GAAP, financial measures on a historical and pro forma basis.

              The selected historical financial information as of and for the year ended December 31, 2005 and as of December 31, 2004 and the period from May 6, 2004 (inception) to December 31, 2004, has been derived from our historical financial statements audited by KPMG LLP, independent registered public accounting firm, whose report with respect to such financial information is included elsewhere in this prospectus. The summary historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements as of and for the year ended December 31, 2005 and as of December 31, 2004 and for the period from May 6, 2004 (inception) to December 31, 2004, and the related notes.

              The unaudited pro forma consolidated balance sheet data as of December 31, 2005 is based on the historical consolidated balance sheet as of December 31, 2005, as adjusted to assume that the following occurred on December 31, 2005:

  •
  The acquisition of the Chicago Marriott;

  •
  Proceeds from the $220 million mortgage debt related to the acquisition of the Chicago Marriott;

  •
  Repayment of the $12 million outstanding as of December 31, 2005 under our senior credit facility with the proceeds of this offering;

  •
  The refinancing of the $23 million variable rate mortgage debt on the Courtyard Manhattan/Fifth Avenue with $51 million of fixed rate mortgage debt; and

  •
  The offering of 16,800,000 shares of our common stock at $13.00 per share, with approximately $207.0 million of net proceeds to us.

              The unaudited pro forma consolidated statement of operations and other data for the year ended December 31, 2005 are presented as if the following had occurred on January 1, 2005:

  •
  Our 2005 acquisitions of the Torrance Marriott, the Vail Marriott Mountain Resort & Spa, a portfolio of hotels consisting of the Marriott Los Angeles Airport, Frenchman's Reef & Morning Star Marriott Beach Resort, Renaissance Worthington and Marriott Atlanta Alpharetta (the "Capital Hotel Investment Portfolio"), the Oak Brook Hills Marriott Resort, the Orlando Airport Marriott and the Chicago Marriott;

  •
  Our borrowings under (i) the $62.5 million mortgage debt on the Frenchman's Reef & Morning Star Marriott Beach Resort, (ii) the $82.6 million mortgage debt on the Marriott Los Angeles Airport, (iii) the $57.4 million mortgage debt on the Renaissance Worthington Hotel, (iv) the $59 million mortgage debt on the Orlando Airport Marriott and (v) the $220 million mortgage debt on the Chicago Marriott;

  •
  $12 million of draws under our senior credit facility;

  •
  Repayment of the $12 million outstanding as of December 31, 2005 under our senior credit facility with the proceeds of this offering;

  •
  The refinancing of the $23 million variable rate mortgage debt on the Courtyard Manhattan/Fifth Avenue with $51 million of fixed rate mortgage debt; and

  •
  The offering of 16,800,000 shares of our common stock at $13.00 per share, with approximately $207.0 million of net proceeds to us.

              The adjustments to the pro forma financial information as of and for the year ended December 31, 2005 are also discussed under "Unaudited Pro Forma Financial Data." The pro forma statement of operations for the year ended December 31, 2005, excludes the pre-acquisition operating results of the SpringHill Suites Atlanta Buckhead since it was opened on July 1, 2005 and has no historical operating results. The accompanying pro forma financial information reflects the preliminary application of purchase accounting to the acquisitions of the Vail Marriott Mountain Resort & Spa, the Capital Hotel Investment Portfolio, the Oak Brook Hills Marriott Resort, the Orlando Airport Marriott and the Chicago Marriott. The preliminary purchase accounting may be adjusted if any of the assumptions underlying the purchase accounting change. The pro forma information is not necessarily indicative of what our actual financial position or results of operations would have been as of the dates or for the periods indicated, nor does it purport to represent our future financial position or results of operations.

              We present the following two non-GAAP financial measures throughout this prospectus that we believe are useful to investors as key measures of our operating performance: (1) earnings before interest expense, taxes, depreciation and amortization, or EBITDA; and (2) funds from operations, or FFO. These financial measures are discussed further under "Selected Historical and Pro Forma Financial and Operating Data."

              Amounts presented in accordance with our definitions of EBITDA and FFO may not be comparable to similar measures disclosed by other companies, as not all companies calculate these non-GAAP measures in the same manner. EBITDA and FFO should not be considered as an alternative measure of our net income (loss), operating performance, cash flow or liquidity. EBITDA and FFO may include funds that may not be used for our discretionary use due to functional requirements to conserve funds for capital expenditures, property acquisitions and other commitments or uncertainties. Although we believe that EBITDA and FFO can enhance your understanding of our results of operations, these non-GAAP financial measures, when viewed individually, are not necessarily better indicators of any trend as compared to GAAP measures such as net income (loss) or cash flow from operations. In this section and under "Selected Historical and Pro Forma Financial and Operating Data," we include a quantitative reconciliation of EBITDA and FFO to the most directly comparable GAAP financial performance measure, which is net income (loss).

	Historical		Pro Forma
	Year Ended December 31, 2005	Period from May 6, 2004 to December 31, 2004	Year Ended December 31, 2005
Statement of operations data:
Revenues:
Rooms	$151,755,924	$5,137,370	$281,603,911
Food and beverage	63,261,282	1,507,960	129,705,682
Other	14,433,057	428,534	25,716,615

Total revenues	229,450,263	7,073,864	437,026,208

Operating costs and expenses:
Rooms	37,432,635	1,455,380	67,575,558
Food and beverage	47,281,237	1,266,827	90,122,611
Other hotel expenses and management fees	96,555,386	3,444,683	174,886,542
Corporate expenses	13,461,528	4,114,165	13,461,528
Depreciation and amortization	27,590,234	1,053,283	50,296,141

Total operating expenses	222,321,020	11,334,338	396,342,380

Operating income (loss)	7,129,243	(4,260,474)	40,683,828
Interest income	(1,548,635)	(1,333,837)	(1,548,635)
Interest expense	17,367,079	773,101	38,643,715

Income (loss) before income taxes	(8,689,201)	(3,699,738)	3,588,748
Income tax benefit	1,353,261	1,582,113	576,734

Net income (loss)	$(7,335,940)	$(2,117,625)	$4,165,482

Earnings (loss) per share—basic and diluted	$(0.19)	$(0.12)	$0.06

Dividends declared per share	$0.38	$—	$—

FFO(1)	$20,254,294	$(1,064,342)	$54,461,623

EBITDA(2)	$36,268,112	$(1,873,354)	$92,528,604

	Historical		Pro Forma
	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005
Balance sheet data:
Property and equipment, net	$870,562,399	$285,642,439	$1,263,362,399
Cash and cash equivalents	9,431,741	76,983,107	138,957,741
Total assets	966,012,282	391,691,179	1,492,583,414
Total debt	431,177,057	180,771,810	667,177,057
Total other liabilities	71,446,797	15,331,951	155,246,797
Shareholders' equity	463,388,428	195,587,418	670,159,560

(1)
FFO, as defined by NAREIT, is net income (loss) determined in accordance with GAAP, excluding gains (losses) from sales of property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures (which are calculated to reflect FFO on the same basis). The calculation of FFO may vary from entity to entity, thus our presentation of FFO may not be comparable to other similarly titled measures of other reporting companies. FFO is not intended to represent cash flows for the period. FFO has not been presented as an alternative to operating income, but as an indicator of operating performance, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

FFO is a supplemental industry-wide measure of REIT operating performance, the definition of which was first proposed by NAREIT in 1991 (and clarified in 1995, 1999 and 2002). Since the introduction of the definition by NAREIT, the term has come to be widely used by REITs. Historical GAAP cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical GAAP cost accounting to be insufficient by themselves. Accordingly, we believe FFO (combined with our primary GAAP presentations) help improve our stockholders' ability to understand our operating performance. We only use FFO as a supplemental measure of operating performance. The following is a reconciliation between net loss and FFO:

	Historical		Pro Forma
	Year Ended December 31, 2005	Period from May 6, 2004 to December 31, 2004	Year Ended December 31, 2005
Net income (loss)	$(7,335,940)	$(2,117,625)	$4,165,482
Real estate related depreciation and amortization	27,590,234	1,053,283	50,296,141

FFO	$20,254,294	$(1,064,342)	$54,461,623

(2)
EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization. We believe it is a useful financial performance measure for us and for our stockholders and is a complement to net income and other financial performance measures provided in accordance with GAAP. We use EBITDA to measure the financial performance of our operating hotels because it excludes expenses such as depreciation and amortization, taxes and interest expense, which are not indicative of operating performance. By excluding interest expense, EBITDA measures our financial performance irrespective of our capital structure or how we finance our properties and operations. By excluding depreciation and amortization expense, which can vary from hotel to hotel based on a variety of factors unrelated to the hotels' financial performance, we can more accurately assess the financial performance of our hotels. Under GAAP, hotels are recorded at historical cost at the time of acquisition and are depreciated on a straight-line basis. By excluding depreciation and amortization, we believe EBITDA provides a basis for measuring the financial performance of hotels unrelated to historical cost. However, because EBITDA excludes depreciation and amortization, it does not measure the capital we require to maintain or preserve our fixed assets. In addition, because EBITDA does not reflect interest expense, it does not take into account the total amount of interest we pay on outstanding debt nor does it show trends in interest costs due to changes in our borrowings or changes in interest rates. EBITDA, as calculated by us, may not be comparable to EBITDA reported by other companies that do not define EBITDA exactly as we define the term. Because we use EBITDA to evaluate our financial performance, we reconcile it to net income (loss) which is the most comparable financial measure calculated and presented in accordance with GAAP. EBITDA does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to operating income or net income determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity. The following is a reconciliation between net income (loss) and EBITDA:

	Historical		Pro Forma
	Year Ended December 31, 2005	Period from May 6, 2004 to December 31, 2004	Year Ended December 31, 2005
Net income (loss)	$(7,335,940)	$(2,117,625)	$4,165,482
Interest expense	17,367,079	773,101	38,643,715
Income tax benefit	(1,353,261)	(1,582,113)	(576,734)
Depreciation and amortization	27,590,234	1,053,283	50,296,141

EBITDA	$36,268,112	$(1,873,354)	$92,528,604

RISK FACTORS

              An investment in our common stock involves a number of risks. The risks described below represent the material risks you should carefully consider before making an investment decision. These risks may materially and adversely affect our business, liquidity, financial condition and results of operations, in which case the value of our common stock could decline significantly and you could lose all or a part of your investment. The risk factors described below are not the only risks that may affect us. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled "Forward-Looking Statements."

Risks Related to Our Business and Operations

We are a relatively young company and are subject to all of the risks associated with being at an early stage of development.

              We commenced operations in July 2004 and, as a result, have a limited operating history. We have experienced rapid growth in our short history and have developed our business strategies based on the expectation of continued rapid growth. We cannot assure you that we will be able to adapt our management, administrative, accounting and operational systems, or hire and retain qualified operational staff to integrate and manage our investment in our hotels. Our failure to successfully integrate and manage acquisitions could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

Our management has limited experience operating a REIT and a public company and therefore may have difficulty in profitably operating our business.

              Prior to joining our company, our senior management team had no experience operating a REIT and limited experience operating a public company. As a result, we cannot assure you that we will be able to continue to successfully operate as a REIT or execute our business strategies as a public company. You should be cautious in drawing conclusions about the ability of our senior management team to execute our business plan. Our inability to execute our business plan could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

Our business model, especially our concentration in premium full-service hotels, can be highly volatile.

              We own hotels, a very different asset class from many other REITs. A typical office REIT, for example, has long-term leases with third party tenants, which provides a relatively stable long-term stream of revenue. Our TRS, on the other hand, does not enter into a lease with a hotel manager. Instead, our TRS engages the hotel manager pursuant to a management agreement and pays the manager a fee for managing the hotel. The TRS receives all the operating profit or losses at the hotel. Moreover, virtually all hotel guests stay at the hotel for only a few nights, so the rate and occupancy at each of our hotels changes every day. As a result, we may have highly volatile earnings.

              In addition to fluctuations related to our business model, our hotels are and will continue to be subject to various long-term operating risks common to the hotel industry, many of which are beyond our control, including:

  •
  competition from other hotels that may be located in our markets, some of which may have greater marketing and financial resources than us;

  •
  an over-supply or over-building of hotels in our markets, which could adversely affect occupancy rates and revenues at our properties;

  •
  dependence on business and commercial travelers and tourism, both of which vary with consumer and business perceptions as to the strength of the general economy;

  •
  increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;

  •
  increases in operating costs due to inflation and other factors that may not be offset by increased room rates; and

  •
  changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance.

              In addition, our hotels are mostly in the premium full-service segment of the hotel business that tends to have the best operating results in a strong economy and the worst results in a weak economy. In periods of weak demand, profitability is negatively affected by the relatively high fixed costs of operating premium full-service hotels when compared to other classes of hotels.

              The occurrence of any of the foregoing factors could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

Our hotels are subject to significant competition.

              Currently, the supply and demand in the markets where our hotels are located is in balance and, with few exceptions, the markets are very competitive. However, historically, a material increase in the supply of new hotel rooms to a market can quickly destabilize that market and existing hotels have experienced rapidly decreasing RevPAR and profitability. If such over-building occurs in one or more of our major markets, we may experience a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

In the event of natural disasters, terrorist attacks, significant military actions, outbreaks of contagious diseases or other events for which we may not have adequate insurance, our operations may suffer.

              One of our major hotels, Frenchman's Reef & Morning Star Marriott Beach Resort, is located on the side of a cliff facing the ocean in the United States Virgin Islands, which is in the so-called "hurricane belt" in the Caribbean. The hotel was partially destroyed by a hurricane in the mid-1990's and since then has been damaged by subsequent hurricanes. In addition, three of our hotels, the Los Angeles Airport Marriott, the Torrance Marriott and The Lodge at Sonoma, a Renaissance Resort & Spa, are located in areas that are seismically active. Finally, four of our hotels are located in metropolitan markets that have been, or may in the future be, targets of actual or threatened terrorist attacks, including New York City and Los Angeles. These hotels are each material to our financial results. Frenchman's Reef & Morning Star Marriott Beach Resort, Los Angeles Airport Marriott, the Torrance Marriott, Courtyard Manhattan/Midtown East and Courtyard Manhattan/Fifth Avenue constituted 8.6%, 11.2%, 9.1%, 10.4% and 5.0% of our revenues in 2005, respectively. Additionally, even in the absence of direct physical damage to our hotels, the occurrence of any natural disasters, terrorist attacks, significant military actions, outbreaks of contagious diseases, such as SARS or the avian bird flu, or other casualty events affecting the United States, will likely have a material adverse effect on business and commercial travelers and tourists, the economy generally and the hotel and tourism industries in particular. While we cannot predict the impact of the occurrence of any of these events, such impact could result in a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

              We have acquired and intend to maintain comprehensive insurance on each of our hotels, including liability, terrorism, fire and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. We cannot assure you that such coverage will be available at reasonable rates or with reasonable deductibles. For example, Frenchman's Reef & Morning Star Marriott Beach Resort has a high deductible if it is damaged due to a wind storm. Various types of catastrophic losses, like earthquakes, floods, losses from foreign terrorist activities such as those on September 11, 2001, or losses from domestic terrorist activities such as the Oklahoma City bombing may not be insurable or are generally not insured because of economic infeasibility, legal restrictions or the policies of insurers. Future lenders may require such insurance and our failure to obtain such insurance could constitute a default under loan agreements. Depending on our access to capital, liquidity and the value of the properties securing the affected loan in relation to the balance of the loan, a default could have a material adverse effect on our results of operations and ability to obtain future financing.

              In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from that particular hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position with regard to the damaged or destroyed property.

              With or without insurance, damage to any of our hotels, or to the hotel industry generally, due to fire, hurricane, earthquake, terrorism, outbreaks such as avian bird flu or other man-made or natural disasters or casualty events could materially and adversely affect our business, financial condition, results of operations and our ability to make distributions to our stockholders.

The hotel industry is capital intensive and we are subject to risks associated with our ongoing need for renovations and capital improvements as well as financing for such expenditures.

              In order to remain competitive, our hotels have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. These capital improvements may give rise to the following risks:

  •
  construction cost overruns and delays;

  •
  a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on affordable terms;

  •
  disruptions in the operations of the hotel as well as in demand for the hotel while capital improvements are underway; and

  •
  disputes with franchisors/hotel managers regarding compliance with relevant management/franchise agreements.

              The costs of these capital improvements could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

              In addition, we may not be able to fund capital improvements or acquisitions solely from cash provided from our operating activities because we generally must distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction, each year to maintain our REIT tax status. As a result, our ability to fund capital expenditures, or investments through retained earnings, is very limited. Consequently, we will rely upon the availability of debt or equity capital to fund our investments and capital improvements, but these sources of funds may not be available on favorable terms and conditions. Neither our charter nor our bylaws limits the amount of debt that we can incur; however, we may not be able to obtain additional equity or debt financing on favorable terms, if at all.

Our hotel portfolio is not diverse by brand or manager and there are risks associated with using Marriott's brands on all of our hotels and having Marriott manage most of our hotels.

              Our success depends in part on the success of Marriott.

              All of our current hotels utilize brands owned by Marriott. As a result, our success is dependent in part on the continued success of Marriott and its brands. If market recognition or the positive perception of these Marriott brands is reduced or compromised, the goodwill associated with Marriott branded hotels may be adversely affected and the results of operations of our hotels may be adversely affected. As a result, we could experience a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

              Our success depends in part on maintaining good relations with Marriott.

              Due to the differences in how each company earns its money, which company is responsible for operating losses and capital expenditures, and tensions between an individual hotel and the brand standards of a large chain, there are natural conflicts between an owner of a hotel and a brand company, such as Marriott. Over the last several years, Marriott has been involved in contractual and other disputes with owners of the hotels it manages. Although we currently maintain good relations with Marriott, we cannot assure you that disputes between us and Marriott regarding the management of our properties will not arise. Should our relationship with Marriott deteriorate, we believe that two of our competitive advantages (namely our ability to work with senior executives at Marriott to improve the asset management of our hotels and our investment sourcing relationship) could be eliminated, which may have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

Our results of operations are highly dependent on the management of our hotel properties by third-party hotel management companies, including Marriott.

              In order to qualify as a REIT, we cannot operate our hotel properties or participate in the decisions that affect the daily operations of our hotel properties. Our TRS lessees may not operate these hotel properties and, therefore, they must enter into third-party hotel management agreements with one or more eligible independent contractors (including Marriott). Thus, third-party hotel management companies that enter into management contracts with our TRS lessees will control the daily operations of our hotel properties.

              Under the terms of the hotel management agreements that we have entered into with Marriott (or its affiliates), or that will enter into in the future with Marriott or other third-party hotel management companies, our ability to participate in operating decisions regarding our hotel properties is limited. We currently rely, and will continue to rely, on these hotel management companies to adequately operate our hotel properties under the terms of the hotel management agreements. We do not have the authority to require any hotel property to be operated in a particular manner or to govern any particular aspect of its operations (for instance, setting room rates). Thus, even if we believe our hotel properties are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, ADRs and operating profits, we may not have sufficient rights under our hotel management agreements to enable us to force the hotel management company to change its method of operation. We can only seek redress if a hotel management company violates the terms of the applicable hotel management agreement with the TRS lessee, and then only to the extent of the remedies provided for under the terms of the hotel management agreement. Our current management agreements are generally non-terminable, subject to certain exceptions for cause (see "Our Principal

Agreements—Our Hotel Management Agreements"), and in the event that we need to replace any of our hotel management companies pursuant to termination for cause, we may experience significant disruptions at the affected properties, which may have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

There are risks associated with the Marriott investment sourcing relationship.

              Our investment sourcing relationship with Marriott is non-exclusive and based on a non-binding understanding that may be changed or terminated at any time, which could adversely affect our ability to execute our business strategies, which in turn, would adversely affect our ability to make distributions to our stockholders.

              Our investment sourcing relationship with Marriott is non-exclusive and based on a non-binding understanding. Both parties are free to terminate or attempt to change our investment sourcing relationship at any time. While Marriott intends to provide us a "first look" at hotel investment opportunities known to Marriott that are consistent with our stated business strategies, it will not provide us with opportunities where it is contractually or ethically prohibited from doing so, or where Marriott believes it would be damaging to existing Marriott relationships. Termination of, or an adverse change in, our investment sourcing relationship with Marriott may limit our sources of acquisition and investment opportunities and therefore adversely affect our ability to execute our business strategies.

              We believe that access to information about hotel investment opportunities known to Marriott gives us a competitive advantage by providing us with knowledge about a potential investment opportunity before it has been widely marketed. Therefore, while we expect that this competitive advantage will lead to favorable investments, we cannot assure you that this "first look" will result in the acquisition of any future hotels or provide us with a competitive advantage.

              Marriott may encourage us to enter into transactions or hotel management agreements that are not favorable to us.

              Pursuant to our investment sourcing relationship with Marriott, we have pursued and intend to continue to pursue, hotel investment opportunities referred to us by Marriott, and we intend to work with Marriott as our preferred hotel management company. Marriott is paid a fee based on gross revenues at the hotels while we only benefit from operating profits at a hotel. It is possible that Marriott will encourage us to acquire a hotel which generates significant gross revenues, but little or no operating profits.

              Marriott may also have short-term or long-term goals and objectives that conflict with our own, including the terms of the agreements under which our hotels are managed. These differences may be significant and may include the fees payable to Marriott, the term of any hotel management agreement, trade area restrictions with respect to competition by Marriott or its affiliates or differing policies, procedures or practices. As a result of these potentially differing objectives, Marriott may present to us, and we may invest in, hotel investment opportunities, and enter into management agreements, that are less favorable to us than other alternatives. If we do enter into below market management agreements, our returns on invested capital and operating results will suffer.

              These differing objectives could result in deterioration in our relationship with Marriott and may adversely affect our ability to execute our business strategies, which in turn, would have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

Our ownership of properties through ground leases exposes us to the risk that we may have difficulty financing such properties, may sell such properties for a lower price or may lose such properties upon breach or termination of the ground leases.

              We acquired interests in three hotels (Bethesda Marriott Suites, Courtyard Manhattan/Fifth Avenue and the Salt Lake City Marriott Downtown), the parking lot associated with another hotel (Renaissance Worthington) and two golf courses associated with two additional hotels (Marriott Griffin Gate Resort and Oak Brook Hills Marriott Resort) by acquiring a leasehold interest in land underlying the property. We may acquire additional hotels in the future through the purchase of hotels subject to ground leases. In the past, from time to time, secured lenders have been unwilling to lend, or otherwise charged higher interest rates, for loans secured by a leasehold mortgage compared to loans secured by a fee simple mortgage. In addition, at any given time, investors may be disinterested in buying properties subject to a ground lease and may pay a lower price for such properties than for a comparable property in fee simple or they may not purchase such properties at any prices, so we may find that we will have a difficult time selling a property subject to a ground lease or may receive less proceeds from such sale. Finally, as lessee under ground leases, we are exposed to the possibility of losing the hotel, or a portion of the hotel, upon termination, or an earlier breach by us, of the ground lease, which could result in a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

Our existing indebtedness contains financial covenants that could limit our operations and our ability to make distributions to our stockholders.

              Our existing indebtedness contains financial and operating covenants, such as net worth requirements, fixed charge coverage, debt ratios and other limitations which will restrict our ability to make distributions or other payments to our stockholders, sell all or substantially all of our assets and engage in mergers, consolidations and certain acquisitions. In addition, our existing indebtedness contains restrictions (including cash management provisions) that may under circumstances specified in the loan agreements prohibit our subsidiaries that own our hotels from making distributions or paying dividends, repaying loans to us or other subsidiaries or transferring any of their assets to us or another subsidiary. Failure to meet our financial covenants could result from, among other things, changes in our results of operations, the incurrence of debt or changes in general economic conditions. These covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our stockholders. This could cause one or more of our lenders to accelerate the timing of payments and could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

There is refinancing risk associated with our debt.

              Our typical debt contains limited principal amortization, therefore the vast majority of the principal must be repaid at the maturity of the loan in a so-called "balloon payment." At the maturity of these loans, assuming we do not have sufficient funds to repay the debt, we will need to refinance this debt. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense will adversely affect our cash flow, and, consequently, our cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of our hotels on disadvantageous terms, potentially resulting in losses that could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

              Higher interest rates could increase debt service requirements on our floating-rate debt and could reduce the amounts available for distribution to our stockholders, as well as reduce funds available from our operations, future investment opportunities or other purposes. We may obtain in the future one or more forms of interest rate protection—in the form of swap agreements, interest rate cap contracts or similar agreements—to "hedge" against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately mitigate the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations. In addition, we may be subject to risks of default by hedging counter-parties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable.

If we default on our secured debt in the future, the lenders may foreclose on our hotels.

              All of our indebtedness for borrowed money, except our credit facility, is secured by single property first mortgages on the applicable property. Our credit facility is secured by a mortgage on the Torrance Marriott and the Vail Marriott Mountain Resort & Spa and by certain pledges of our equity interests in certain of our subsidiary entities that own our properties. Should we default on any of the loans, the lender will be able to foreclose on the property pledged to the relevant lender under that loan.

              In addition to losing the property, a foreclosure may result in recognition of taxable income. Under the Code, a foreclosure would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure even though we did not receive any cash proceeds. As a result, we may be required to identify and utilize other sources of cash for distributions to our stockholders. If this occurs, our financial condition, cash flow and ability to satisfy our other debt obligations or ability to pay dividends may be adversely affected.

Due to restrictions in our hotel management agreements, mortgage agreements and ground leases, we may not be able to sell our hotels at the highest possible price (or at all).

              Our current hotel management agreements are long-term and contain certain restrictions on selling our hotels, which may affect the value of our hotels.

              The hotel management agreements that we have entered into with Marriott (and those we expect to enter into in the future) contain provisions restricting our ability to dispose of our hotels which, in turn, may have an adverse affect on the value of our hotels. Marriott's hotel management agreements generally prohibit the sale of a hotel to:

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  certain competitors of Marriott;

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  purchasers who are insufficiently capitalized; or

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  purchasers who might jeopardize certain liquor or gaming licenses.

              In addition, there are rights of first refusal in the hotel management agreement for the Salt Lake City Marriott Downtown and in both the franchise agreement and management agreement for the Vail Marriott Mountain Resort & Spa. These rights of first refusal might discourage certain purchasers from expending resources to conduct due diligence and making an offer to purchase these hotels from us, thus resulting in a lower sales price.

              Finally, our current hotel management agreements contain initial terms ranging from fifteen to forty years and certain agreements have renewal periods, exercisable at the option of the property manager, of ten to forty-five years. Because our hotels would have to be sold subject to the applicable hotel management agreement, the term length of a hotel management agreement may deter some potential purchasers and could adversely impact the price realized from any such sale. To the extent we receive less sale proceeds, we could experience a material adverse effect on our business financial conditions, results of operations and our ability to make distributions to stockholders.

              Our mortgage agreements contain certain provisions that may limit our ability to sell our hotels.

              In order to assign or transfer our rights and obligations under certain of our mortgage agreements, we generally must:

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  obtain the consent of the lender;

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  pay a fee equal to a fixed percentage of the outstanding loan balance; and

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  pay any costs incurred by the lender in connection with any such assignment or transfer.

              These provisions of our mortgage agreements may limit our ability to sell our hotels which, in turn, could adversely impact the price realized from any such sale. To the extent we receive less sale proceeds, we could experience a material adverse effect on our business financial conditions, results of operations and our ability to make distributions to stockholders.

              Our ground leases contain certain provisions that may limit our ability to sell our hotels.

              Our ground lease agreements with respect to Bethesda Marriott Suites and Salt Lake City Marriott Downtown require the consent of the lessor for assignment or transfer. These provisions of our ground leases may limit our ability to sell our hotels which, in turn, could adversely impact the price realized from any such sale. In addition, at any given time, investors may be disinterested in buying properties subject to a ground lease and may pay a lower price for such properties than for a comparable property in fee simple or they may not purchase such properties at any price. Accordingly, we may find it difficult to sell a property subject to a ground lease or may receive less proceeds from any such sale. To the extent we receive less sale proceeds, we could experience a material adverse effect on our business financial conditions, results of operations and our ability to make distributions to stockholders.

We face competition for the acquisition of hotels and we may not be successful in identifying or completing hotel acquisitions that meet our criteria, which may impede our growth.

              One component of our business strategy is expansion through acquisitions, and we may not be successful in identifying or completing acquisitions that are consistent with our strategy. We compete with institutional pension funds, private equity investors, REITs, hotel companies and others who are engaged in the acquisition of hotels. This competition for hotel investments may increase the price we pay for hotels and these competitors may succeed in acquiring those hotels that we seek to acquire. Furthermore, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater financial resources, may be willing to pay more or may have a more compatible operating philosophy. In addition, the number of entities competing for suitable hotels may increase in the future, which would increase demand for these hotels and the prices we must pay to acquire them. If we pay higher prices for hotels, our returns on investment and profitability may be reduced. Also, future acquisitions of hotels or hotel companies may not yield the returns we expect and may result in stockholder dilution.

Our success depends on senior executive officers whose continued service is not guaranteed.

              We depend on the efforts and expertise of our senior executive officers to manage our day-to-day operations and strategic business direction. The loss of any of their services could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

Noncompliance with governmental regulations could adversely affect our operating results.

              Environmental matters.

              Our hotels are, and the hotels we acquire in the future will be, subject to various federal, state and local environmental laws. Under these laws, courts and government agencies may have the authority to require us, as owner of a contaminated property, to clean up the property, even if we did not know of or were not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of cleanup, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow funds using the property as collateral or to sell the property. Under the environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment. A person that arranges for the disposal or treatment, or transports for disposal or treatment, a hazardous substance at a property owned by another person may be liable for the costs of removal or remediation of hazardous substances released into the environment at that property.

              Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in a hotel may seek to recover damages if he or she suffers injury from the asbestos. Lastly, some of these environmental laws restrict the use of a property or place conditions on various activities. For example, certain laws require a business using chemicals (such as swimming pool chemicals at a hotel) to manage them carefully and to notify local officials that the chemicals are being used.

              We could be responsible for the costs associated with a contaminated property. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could adversely affect the funds available for distribution to our stockholders. We cannot assure you that future laws or regulations will not impose material environmental liabilities or that the current environmental condition of our hotels will not be affected by the condition of the properties in the vicinity of our hotels (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

              We may face liability regardless of:

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  our knowledge of the contamination;

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  the timing of the contamination;

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  the cause of the contamination; or

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  the party responsible for the contamination of the property.

              Although we have taken and will take commercially reasonable steps to assess the condition of our properties, there may be unknown environmental problems associated with our properties. If environmental contamination exists on our properties, we could become subject to strict, joint and several liability for the contamination by virtue of our ownership interest. In addition, we are obligated to indemnify our lenders for any liability they may incur in connection with a contaminated property.

              The presence of hazardous substances or petroleum contamination on a property may adversely affect our ability to sell the property and could cause us to incur substantial remediation costs. The discovery of environmental liabilities attached to our properties could have a material adverse effect on our results of operations and financial condition and our ability to pay dividends to our stockholders.

              Americans with Disabilities Act and other changes in governmental rules and regulations.

              Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA's requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or private litigants winning damages. If we are required to make substantial modifications to our hotels, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations and ability to make distributions to our stockholders could be adversely affected.

Our hotel properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

              When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic reactions. As a result, the presence of mold to which our hotel guests or employees could be exposed at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property, which would reduce our cash available for distribution. In addition, exposure to mold by our guests or employees, management company employees or others could expose us to liability if property damage or adverse health concerns arise.

If the hotel market declines, it may adversely affect our ability to execute our business strategies, which, in turn, would adversely affect our ability to make distributions to our stockholders.

              Our business strategy is focused in the hotel industry, and we cannot assure you that hotel industry fundamentals will not decline from current conditions. Economic slowdown and world events outside our control, such as natural disasters and terrorism, have adversely affected the hotel industry in the recent past and a reoccurrence of these events may adversely affect the industry in the future. In the event of a decline in the hotel market, our ability to execute our business strategies will be adversely affected, which, in turn, would have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

Future debt service obligations may adversely affect our operating results, require us to liquidate our properties, jeopardize our tax status as a REIT and limit our ability to make distributions to our stockholders.

              We currently maintain a target debt-to-enterprise value ratio of 45% to 55%. Enterprise value is calculated as our market capitalization plus net debt. Our board of directors, however, may change or eliminate this target leverage ratio at any time without the approval of our stockholders. In the future, we and our subsidiaries may be able to incur substantial additional debt, including secured debt. Incurring such debt could subject us to many risks, including the risks that:

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  our cash flow from operations will be insufficient to make required payments of principal and interest;

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  we may be more vulnerable to adverse economic and industry conditions;

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  we may be required to dedicate a substantial portion of our cash flow from operations to the repayment of our debt, thereby reducing the cash available for distribution to our stockholders, funds available for operations and capital expenditures, future investment opportunities or other purposes;

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  the terms of any refinancing may not be as favorable as the terms of the debt being refinanced; and

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  the use of leverage could adversely affect our stock price and the ability to make distributions to our stockholders.

              If we violate covenants in our future indebtedness agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on favorable terms, if at all.

              If we obtain debt in the future and do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance this debt through additional debt financing, private or public offerings of debt securities, or additional equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense could adversely affect our cash flow, and, consequently, our cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of our hotel properties on disadvantageous terms, potentially resulting in losses adversely affecting cash flow from operating activities. In addition, we may place mortgages on our hotel properties to secure our line of credit or other debt. To the extent we cannot meet these debt service obligations, we risk losing some or all of those properties to foreclosure. Additionally, our debt covenants could impair our planned strategies and, if violated, result in a default of our debt obligations.

              Higher interest rates could increase debt service requirements on our floating rate debt and could reduce the amounts available for distribution to our stockholders, as well as reduce funds available for our operations, future investment opportunities or other purposes. We may obtain in the future one or more forms of interest rate protection—in the form of swap agreements, interest rate cap contracts or similar agreements—to "hedge" against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately mitigate the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations. In addition, we may be subject to risks of default by hedging counter-parties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

              Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotel properties or investments in our portfolio in response to changing economic, financial and investment conditions may be limited. The real estate market is affected by many factors that are beyond our control, including:

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  adverse changes in international, national, regional and local economic and market conditions;

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  changes in interest rates and in the availability, cost and terms of debt financing;

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  changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

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  the ongoing need for capital improvements, particularly in older structures;

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  changes in operating expenses; and

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  civil unrest, acts of God, including earthquakes, floods and other natural disasters and acts of war or terrorism, including the consequences of terrorist acts such as those that occurred on September 11, 2001, which may result in uninsured losses.

              We may decide to sell our hotel properties in the future. We cannot predict whether we will be able to sell any hotel property or investment for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel property or loan.

              We may be required to expend funds to correct defects or to make improvements before a hotel property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel property, we may agree to lock-out provisions that materially restrict us from selling that hotel property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that hotel property. These facts and any others that would impede our ability to respond to adverse changes in the performance of our hotel properties could have a material adverse effect on our operating results and financial condition, as well as our ability to make distributions to stockholders.

A portion of our revenues may be attributable to operations outside of the United States, which will subject us to different legal, monetary and political risks, as well as currency exchange risks, and may cause unpredictability in a significant source of our cash flows that could adversely affect our ability to make distributions to our stockholders.

              We may acquire selective hotel properties outside of the United States. International investments and operations generally are subject to various political and other risks that are different from and in addition to risks in U.S. investments, including:

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  the enactment of laws prohibiting or restricting the foreign ownership of property;

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  laws restricting us from removing profits earned from activities within the foreign country to the United States, including the payment of distributions, i.e., nationalization of assets located within a country;

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  variations in the currency exchange rates, mostly arising from revenues made in local currencies;

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  change in the availability, cost and terms of mortgage funds resulting from varying national economic policies;

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  changes in real estate and other tax rates and other operating expenses in particular countries; and

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  more stringent environmental laws or changes in such laws.

              In addition, currency devaluations and unfavorable changes in international monetary and tax policies could have a material adverse effect on our profitability and financing plans, as could other changes in the international regulatory climate and international economic conditions. Liabilities arising from differing legal, monetary and political risks as well as currency fluctuations could adversely affect our financial condition, operating results and our ability to make distributions to our stockholders. In addition, the requirements for qualifying as a REIT limit our ability to earn gains, as determined for federal income tax purposes, attributable to changes in currency exchange rates. These limitations may significantly limit our ability to invest outside of the United States or impair our ability to qualify as a REIT.

Any properties we invest in outside of the United States may be subject to foreign taxes.

              We may invest in additional hotel properties located outside the United States. Jurisdictions outside the United States will generally impose taxes on our hotel properties and our operations within their jurisdictions. To the extent possible, we will structure our investments and activities to minimize our foreign tax liability, but we will likely incur foreign taxes with respect to non-U.S. properties. Moreover, the requirements for qualification as a REIT may preclude us from always using the structure that minimizes our foreign tax liability. Furthermore, as a REIT, we and our stockholders will derive little or no benefit from the foreign tax credits arising from the foreign taxes we pay. As a result, foreign taxes we pay will reduce our income and available cash flow from our foreign hotel properties, which, in turn, could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

Seasonality of the hotel business can be expected to cause quarterly fluctuations in our earnings.

              The hotel industry is seasonal in nature. Generally, our earnings are higher in the third and fourth quarters. As a result, we may have to enter into short-term borrowings in our first and second quarters in order to offset these fluctuations in earnings and to make distributions to our stockholders.

Risks Related to Our Status as a REIT

We cannot assure you that we will qualify, or remain qualified, as a REIT.

              We will elect, and believe we are qualified, to be taxed as a REIT for our taxable year ended December 31, 2005, and we expect to continue to qualify as a REIT for future taxable years, but we cannot assure you that we have qualified, or will remain qualified, as a REIT.

              The REIT qualification requirements are extremely complex and official interpretations of the federal income tax laws governing qualification as a REIT are limited. Certain aspects of our REIT qualification are beyond our control. For example, we will fail to qualify as a REIT if one of our hotel managers acquires directly or constructively more than 35% of our stock. Accordingly, we cannot be certain that we will be successful in operating so that we can remain qualified as a REIT. At any time, new laws, interpretations, or court decisions may change the federal tax laws or the federal income tax consequences of our qualification as a REIT.

              Moreover, our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT.

              If we fail to qualify as a REIT and do not qualify for certain statutory relief provisions, or otherwise cease to be a REIT, we will be subject to federal income tax on our taxable income. We might need to borrow money or sell assets in order to pay any such tax. Unless we were entitled to relief under certain federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

Maintaining our REIT qualification contains certain restrictions and drawbacks.

              Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

              To remain qualified as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. In order to meet these tests, we may be required to forego attractive business or investment opportunities. For example, we may not lease to our TRS any hotel which contains gaming. Thus, compliance with the REIT requirements may hinder our ability to operate solely to maximize profits.

              Our results of operations are highly dependent on the management of our hotels by third-party hotel management companies.

              In order to remain qualified as a REIT, we cannot operate our hotels or participate in the decisions that affect the daily operations of our hotels. Our TRS lessees must therefore enter into third-party hotel management agreements with one or more eligible independent contractors (including Marriott).

              Under the terms of the hotel management agreements that we have entered into with Marriott (or its affiliates), or will enter into in the future with Marriott or other third-party hotel management companies, our ability to participate in operating decisions regarding our hotels will be limited. We currently rely and will continue to rely on these hotel management companies to adequately operate our hotels under the terms of the hotel management agreements. We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of its operations (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, ADRs and operating profits, we may not have sufficient rights under our hotel management agreements to enable us to force the hotel management company to change its method of operation. We can only seek redress if a hotel management company violates the terms of the applicable hotel management agreement with the TRS lessee, and then only to the extent of the remedies provided for under the terms of the hotel management agreement. Our current management agreements are generally non-terminable, subject to certain exceptions for cause, and in the event that we need to replace any of our hotel management companies pursuant to termination for cause, we may experience significant disruptions at the affected properties, which may have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

              Failure to make required distributions would subject us to tax.

              In order to remain qualified as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. As a result, for example, of differences between cash flow and the accrual of income and expenses for tax purposes, or of nondeductible expenditures, our REIT taxable income in any given year could exceed our cash available for distribution. Accordingly, we may be required to borrow money or sell assets to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid federal corporate income tax and the 4% nondeductible excise tax in a particular year.

              The formation of our TRSs and TRS lessees increases our overall tax liability.

              Bloodstone TRS, Inc. and any other of our domestic TRSs are subject to federal and state income tax on their taxable income. The taxable income of our TRS lessees is included in the taxable income of Bloodstone TRS, Inc. and currently consists and generally will continue to consist of revenues from the hotels leased by our TRS lessees plus, in certain cases, Key Money payments (amounts paid to us by a hotel management company in exchange for the right to manage a hotel we acquire), net of the operating expenses for such properties and rent payments to us. Such taxes could be substantial. Our non-U.S. TRSs also may be subject to tax in jurisdictions where they operate.

              We incur a 100% excise tax on transactions with our TRSs that are not conducted on an arms-length basis. For example, to the extent that the rent paid by one of our TRS lessees exceeds an arms-length rental amount, such amount potentially is subject to the excise tax. While we believe we structure all of our leases on an arms-length basis, upon an audit, the IRS might disagree with our conclusion.

              You may be restricted from transferring our common stock.

              In order to maintain our REIT qualification, among other requirements, no more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the federal income tax laws to include various kinds of entities) during the last half of any taxable year (other than the first year for which a REIT election is made). In addition, the REIT rules generally prohibit a manager of one of our hotels from owning, directly or indirectly, more than 35% of our stock and a person who holds 35% or more of our stock from also holding, directly or indirectly, more than 35% of any such hotel management company. To qualify for and preserve REIT status, our charter contains an aggregate share ownership limit and a common share ownership limit. Generally, any shares of our stock owned by affiliated owners will be added together for purposes of the aggregate share ownership limit, and any shares of common stock owned by affiliated owners will be added together for purposes of the common share ownership limit.

              If anyone transfers or owns shares in a way that would violate the aggregate share ownership limit or the common share ownership limit (unless such ownership limits have been waived by our board of directors), or prevent us from continuing to qualify as a REIT under the federal income tax laws, those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the aggregate share ownership limit or the common share ownership limit. If this transfer to a trust fails to prevent such a violation or our continued qualification as a REIT, then we will consider the initial intended transfer or ownership to be null and void from the outset. The intended transferee or owner of those shares will be deemed never to have owned the shares. Anyone who acquires or owns shares in violation of the aggregate share ownership limit, the common share ownership limit (unless such ownership limits have been waived by our board of directors) or the other restrictions on transfer or ownership in our charter bears the risk of a financial loss when the shares are redeemed or sold if the market price of our stock falls between the date of purchase and the date of redemption or sale.

Risks Related to Our Organization and Structure

Provisions of our charter may limit the ability of a third party to acquire control of our company.

              Our charter provides that no person may beneficially own more than 9.8% of our common stock or of the value of the aggregate outstanding shares of our capital stock, except certain "look-through entities," such as mutual funds, which may beneficially own up to 15% of our common stock or of the value of the aggregate outstanding shares of our capital stock. Our board of directors has waived this ownership limitation for Marriott Hotel Services, Inc. and certain institutional investors in the past. Our bylaws waive this ownership limitation for certain other classes of investors. These ownership limitations may prevent an acquisition of control of our company by a third party without our board of directors' approval, even if our stockholders believe the change of control is in their best interests.

              Our charter also authorizes our board of directors to issue up to 100,000,000 shares of common stock and up to 10,000,000 shares of preferred stock, to classify or reclassify any unissued shares of common stock or preferred stock and to set the preferences, rights and other terms of the classified or reclassified shares. Furthermore, our board of directors may, without any action by the stockholders, amend our charter from time to time to increase or decrease the aggregate number of shares of stock of any class or series that we have authority to issue. Issuances of additional shares of stock may have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium to the market price of our common stock or otherwise be in our stockholders' best interests.

Certain advance notice provisions of our bylaws may limit the ability of a third party to acquire control of our company.

              Our bylaws provide that (a) with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by the board of directors or (iii) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the bylaws and (b) with respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to the board of directors may be made only (i) pursuant to our notice of the meeting, (ii) by the board of directors or (iii) provided that the board of directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the bylaws. These advance notice provisions may have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium to the market price of our common stock or otherwise be in our stockholders' best interests.

Provisions of Maryland law may limit the ability of a third party to acquire control of our company.

              The Maryland General Corporation Law, or the MGCL, has certain restrictions on a "business combination" and "control share acquisition" which we have opted out of. If an affirmative majority of votes cast by a majority of stockholders entitled to vote approve it, our board of directors may opt in to such provisions of the MGCL. If we opt in, and the shareholders approve it, these provisions may have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests.

              Additionally, Title 3, Subtitle 8 of the MGCL permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to take certain actions that may have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium to the market price of our common stock or otherwise be in our stockholders' best interests.

We have entered into an agreement with each of our senior executive officers that provides each of them benefits in the event his employment is terminated by us without cause, by him for good reason, or under certain circumstances following a change of control of our company.

              We have entered into an agreement with each of our senior executive officers that provides each of them with severance benefits if his employment is terminated under certain circumstances following a change of control of our company. Certain of these benefits and the related tax indemnity could prevent or deter a change of control of our company that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Risks Related to the Offering

Certain of the underwriters of this offering have interests in this offering other than underwriting discounts and commissions.

              Wachovia Capital Markets, LLC and Citigroup Global Markets Inc., each an underwriter of this offering, have interests in the successful completion of this offering beyond the underwriting discounts and commissions they expect to receive. On July 8, 2005, we entered into a three-year, $75 million senior secured revolving credit facility from Wachovia Bank, National Association (an affiliate of Wachovia Capital Markets, LLC), as administrative agent under the credit facility, and Citicorp North America, Inc. (an affiliate of Citigroup Global Markets Inc.) and Bank of America, N.A., as co-syndication agents under the credit facility. Our operating partnership is the borrower under the credit facility. We will use a portion of the net proceeds of this offering to repay borrowings under the credit facility. We borrowed $79.5 million pursuant to a short-term floating-rate loan from Wachovia Investment Holdings, LLC, an affiliate of Wachovia Capital Markets, LLC, in connection with the acquisition of the Chicago Marriott. We will repay the loan with a portion of the net proceeds of this offering.

Risk of future dilution.

              As hotel acquisition opportunities arise from time to time, we may issue additional shares of common stock or preferred stock to raise the capital necessary to finance the hotel acquisitions or may issue common stock or preferred stock or partnership units, which are redeemable on a one-to-one basis for our common stock, to acquire hotels. Such issuances could result in dilution of shareholders' equity.

Future offerings of debt securities or preferred stock, which would be senior to our common stock upon liquidation and for the purpose of distributions, may cause the market price of our common stock to decline.

              In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock or common stock. We will be able to issue additional shares of common stock or preferred stock without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Preferred stock and debt, if issued, could have a preference on liquidating distributions or a preference on dividend or interest payments that could limit our ability to make a distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their interest.

FORWARD-LOOKING STATEMENTS

              We make statements in this prospectus that are forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "seek," "approximately," "intend," "plan," "pro forma," "estimate" or "anticipate" or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans, market statistics, or intentions.

              Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

  •
  the factors discussed in this prospectus, including without limitation those set forth under the sections titled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Our Business," and "Our Properties";

  •
  difficulties in completing acquisitions;

  •
  our failure to obtain necessary outside financing;

  •
  adverse economic or real estate developments in our markets;

  •
  general economic conditions;

  •
  the degree and nature of our competition;

  •
  increased interest rates and operating costs;

  •
  difficulties in identifying properties to acquire;

  •
  availability of and our ability to retain qualified personnel;

  •
  our failure to qualify or maintain our status as a REIT;

  •
  changes in our business or investment strategy;

  •
  availability, terms and deployment of capital;

  •
  general volatility of the capital markets and the market price of our common stock;

  •
  environmental uncertainties and risks related to natural disasters;

  •
  changes in foreign currency exchange rates; and

  •
  changes in real estate and zoning laws and increases in real property tax rates.

              While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. You should carefully consider this risk when you make an investment decision concerning our common stock. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section above entitled "Risk Factors."

USE OF PROCEEDS

              We intend to issue 16,800,000 shares of our common stock or 19,320,000 shares of our common stock if the underwriters' over-allotment option is exercised in full.

              After deducting the underwriting discount and commissions and estimated expenses of this offering, we expect net proceeds from this offering of approximately $207.0 million or approximately $238.2 million if the underwriters' over-allotment option is exercised in full.

              We will contribute the net proceeds from this offering to our operating partnership. Our operating partnership intends to use the net proceeds as follows:

  •
  to repay approximately $79.5 million that we borrowed pursuant to a short-term loan from Wachovia Investment Holdings, LLC, an affiliate of Wachovia Capital Markets, LLC, the proceeds of which partially funded the acquisition of the Chicago Marriott;

  •
  to fund approximately $57.7 million of 2006 owner-funded capital expenditures at our hotel properties;

  •
  to repay approximately $33 million of outstanding borrowings under our senior secured credit facility; and

  •
  the balance for general corporate purposes, including potential future hotel acquisitions.

              Amounts drawn under the credit facility bear interest at a variable rate that fluctuates based on the level of outstanding indebtedness in relation to the value of our assets from time to time. The weighted-average interest rate as of December 31, 2005 on the credit facility was 5.7575%. The credit facility expires on July 8, 2008, subject to a one-year extension option and is funded by Wachovia Bank, National Association (an affiliate of Wachovia Capital Markets, LLC), Citicorp North America, Inc. (an affiliate of Citigroup Global Markets Inc.) and Bank of America, N.A.

              The short-term loan of $79.5 million from Wachovia Investment Holdings, LLC, an affiliate of Wachovia Capital Markets, LLC, will have a 90-day term with two 45-day extension periods and bears interest at an interest rate equal to LIBOR plus 145 basis points.

              In the event that the underwriters exercise any or all of their over-allotment, we expect to use the additional net proceeds for general corporate purposes.

              Pending these uses, we intend to invest the net proceeds in interest-bearing, short-term investment grade securities or money-market accounts that are consistent with our intention to qualify as a REIT. Such investments may include, for example, government and government agency certificates, interest-bearing bank deposits and mortgage loan participations.

DIVIDEND POLICY AND DISTRIBUTIONS

              We intend to continue to generally distribute to our stockholders each year on a regular quarterly basis sufficient amounts of our REIT taxable income so as to avoid paying corporate income tax and excise tax on our earnings (other than the earnings of our TRS and TRS lessees, which are all subject to tax at regular corporate rates) and to qualify for the tax benefits afforded to REITs under the Code. In order to qualify as a REIT under the Code, we generally must make distributions to our stockholders each year in an amount equal to at least:

  •
  90% of our REIT taxable income determined without regard to the dividends paid deduction, plus

  •
  90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code, minus

  •
  any excess non-cash income.

See "Federal Income Tax Considerations."

              In 2005, we commenced paying dividends equal to an annualized rate of $0.69 per share following our initial public offering in May 2005. In 2005, we paid our stockholders of record a pro rated dividend of $0.0326 for the portion of the second quarter following our initial public offering, and full quarterly dividends of $0.1725 per share for each of the third and fourth quarters, respectively. On February 28, 2006, our board of directors declared an increase in the quarterly dividend for the first quarter of 2006. On April 11, 2006, a cash dividend of $0.18 per share will be paid to stockholders of record as of March 24, 2006. Purchasers in this offering will not receive the April dividend.

              The actual amount, timing and frequency of our distributions will be at the discretion of, and authorized by, our board of directors and will depend on our actual results of operations and actual cash flow as well as projected future cash needs as well as other factors that our board of directors may deem relevant.

              In addition, our ability to make distributions to our stockholders will depend, in part, upon the amount of distributions we receive from our operating partnership, DiamondRock Hospitality Limited Partnership, which will depend upon the amount of lease payments received from our TRS lessees, and, in turn, upon the management of our hotels by third party hotel management companies, who operate our hotels. Our credit facility has a covenant limiting our maximum REIT dividend payout to 100% of our cash available for distribution during any four-quarter period (subject to dividend payments necessary to preserve our REIT status).

              To the extent not inconsistent with maintaining our REIT status, we may retain earnings of our TRS and TRS lessees in those subsidiaries, and such amount of cash would not be available to satisfy the 90% distribution requirement. If our cash available for distribution to our stockholders is less than 90% of our REIT taxable income, we could be required to sell assets or borrow funds to make distributions. To the extent our annual distribution is in excess of 100% of our estimated cash available for distribution, we will use existing cash or short-term borrowings to fund any such shortfall. Dividend distributions to our stockholders will generally be taxable to our stockholders as ordinary income to the extent of our current or accumulated earnings and profits. Because a significant portion of our investments are equity ownership interests in hotels, which results in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. Finally, we cannot assure you that we will have cash available for distributions to our stockholders.

CAPITALIZATION

              The following table sets forth:

  •
  our actual capitalization as of December 31, 2005; and

  •
  our as adjusted capitalization giving effect to:

  (i)
  the incurrence of $220 million of debt in connection with the acquisition of the Chicago Marriott;

  (ii)
  the repayment of $33 million of outstanding debt under our credit facility, as described in "Use of Proceeds;"

  (iii)
  the sale of our common stock in this offering, excluding shares of common stock that may be issued by us upon exercise of the underwriters' over-allotment option; and

  (iv)
  the expenditure of $57.7 million of owner-funded capital expenditures at our hotel properties.

	As of December 31, 2005
	Actual	As Adjusted
Cash and cash equivalents	$9,431,741	$54,257,741

Total debt (1)	431,177,057	639,177,057
Shareholders' equity
Preferred stock, $.01 par value per share, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value per share, 100,000,000 shares authorized, 50,819,864 shares issued and outstanding; 67,619,864 shares issued and outstanding, as adjusted after this offering(2)	508,199	676,199
Additional paid-in capital	491,951,223	698,809,223
Accumulated deficit	(29,070,994)	(29,070,994)

Total shareholders' equity	463,388,428	670,414,428

Total capitalization	$894,565,485	$1,309,591,485

(1)
Excludes $28 million of additional debt incurred in connection with the refinancing of the mortgage debt of the Courtyard Manhattan/Fifth Avenue.

(2)
Excludes 2,520,000 shares of common stock that may be issued by us upon exercise of the underwriters' over-allotment option, 747,000 unvested restricted shares of our common stock issued to our executive officers and other employees pursuant to our equity incentive plan, 389,333 vested shares of deferred common stock issued to our senior executive officers in connection with our initial public offering and 829,667 shares of common stock available for future awards under our equity incentive plan.

DILUTION

Net Tangible Book Value

              At December 31, 2005, we had a combined net tangible book value of approximately $463.4 million, or $9.12 per share ($8.83 per share giving effect to shares available for future grants of restricted shares). Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding.

Dilution After This Offering

              Purchasers of our common stock will experience an immediate dilution of the net tangible book value of our common stock from the public offering price set forth on the cover page of this prospectus. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of common stock immediately after this offering and the application of the estimated net offering proceeds. After giving effect to the sale of the shares of our common stock offered by us under this prospectus at the offering price of $13.00 per share and the deduction of underwriting discounts and estimated offering expenses, our pro forma net tangible book value at December 31, 2005 would have been $670.2 million, or approximately $9.91 per share of our common stock. This amount represents an immediate increase in net tangible book value of $0.79 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $3.09 per share from the offering price of $13.00 per share of our common stock to new investors. The following table illustrates this per share dilution:

Offering price per share	$13.00
Historic net tangible book value per share at December 31, 2005(1)	9.12
Increase in pro forma net tangible book value per share attributable to this offering(2)	0.79

Pro forma net tangible book value per share after this offering(3)	9.91

Dilution in pro forma net tangible book value per share to investors in this offering(4)	$3.09

(1)
Net tangible book value per share of common stock is determined by dividing net tangible book value at December 31, 2005 by the number of shares of common stock outstanding prior to this offering. Net tangible book value is equal to total stockholders' equity.

(2)
After deducting underwriting discounts, commissions and other expenses of this offering.

(3)
Based on the pro forma net tangible book value attributable to common stockholders of approximately $670.2 million divided by the sum of shares of our common stock to be outstanding after giving effect to this offering.

(4)
Dilution is determined by subtracting (i) pro forma net tangible book value per share of our common stock after giving effect to this offering and the application of the net proceeds from (ii) the offering price per share paid by an investor in this offering.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

              We present in this prospectus certain historical and pro forma financial data. We also present certain operational data and non-U.S. generally accepted accounting principles, or GAAP, financial measures on a historical and pro forma basis.

              The selected historical financial information as of and for the year ended December 31, 2005 and as of December 31, 2004 and the period from May 6, 2004 (inception) to December 31, 2004, has been derived from our historical financial statements audited by KPMG LLP, independent registered public accounting firm, whose report with respect to such financial information is included elsewhere in this prospectus. The summary historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements as of and for the year ended December 31, 2005 and as of December 31, 2004 and for the period from May 6, 2004 (inception) to December 31, 2004, and the related notes.

              The unaudited pro forma consolidated balance sheet data as of December 31, 2005 is based on the historical consolidated balance sheet as of December 31, 2005, as adjusted to assume that the following occurred on December 31, 2005:

  •
  The acquisition of the Chicago Marriott;

  •
  Proceeds from $220 million mortgage debt related to the acquisition of the Chicago Marriott;

  •
  Repayment of the $12 million outstanding as of December 31, 2005 under our senior credit facility with the proceeds of this offering;

  •
  The refinancing of the $23 million variable rate mortgage debt on the Courtyard Manhattan/Fifth Avenue with $51 million of fixed rate mortgage debt; and

  •
  The offering of 16,800,000 shares of our common stock at $13.00 per share, with approximately $207.0 million of net proceeds to us.

              The unaudited pro forma consolidated statement of operations and other data for the year ended December 31, 2005 are presented as if the following had occurred on January 1, 2005:

  •
  Our 2005 acquisitions of the Torrance Marriott, the Vail Marriott Mountain Resort & Spa, the Capital Hotel Investment Portfolio, the Oak Brook Hills Marriott Resort, the Orlando Airport Marriott and the Chicago Marriott;

  •
  Our borrowings under (i) the $62.5 million mortgage debt on the Frenchman's Reef & Morning Star Marriott Beach Resort, (ii) the $82.6 million mortgage debt on the Marriott Los Angeles Airport, (iii) the $57.4 million mortgage debt on the Renaissance Worthington Hotel, (iv) the $59 million mortgage debt on the Orlando Airport Marriott and (v) the $220 million mortgage debt on the Chicago Marriott;

  •
  $12 million of draws under our senior credit facility;

  •
  Repayment of the $12 million outstanding as of December 31, 2005 under our senior credit facility with the proceeds of this offering;

  •
  The refinancing of the $23 million variable rate mortgage debt on the Courtyard Manhattan/Fifth Avenue with $51 million of fixed rate mortgage debt; and

  •
  The offering of 16,800,000 shares of our common stock at $13.00 per share, with approximately $207.0 million of net proceeds to us.

              The adjustments to the pro forma financial information as of and for the year ended December 31, 2005 are also discussed under "Unaudited Pro Forma Financial Data." The pro forma statement of operations for the year ended December 31, 2005 excludes the pre-acquisition operating results of the SpringHill Suites Atlanta Buckhead since it was opened on July 1, 2005 and has no historical operating results. The accompanying pro forma financial information reflects the preliminary application of purchase accounting to the acquisitions of the Vail Marriott Mountain Resort & Spa, the Capital Hotel Investment Portfolio, the Oak Brook Hills Marriott Resort, the Orlando Airport Marriott and the Chicago Marriott. The preliminary purchase accounting may be adjusted if any of the assumptions underlying the purchase accounting change. The pro forma information is not necessarily indicative of what our actual financial position or results of operations would have been as of the dates or for the periods indicated, nor does it purport to represent our future financial position or results of operations.

              We present the following two non-GAAP financial measures throughout this prospectus that we believe are useful to investors as key measures of our operating performance: (1) EBITDA; and (2) FFO.

              EBITDA represents net income (loss) excluding: (1) interest expense; (2) provision for income taxes, including income taxes applicable to sale of assets; and (3) depreciation and amortization. We believe EBITDA is useful to an investor in evaluating our operating performance because it helps investors evaluate and compare the results of our operations from period to period by removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization) from our operating results. We also use EBITDA as one measure in determining the value of hotel acquisitions and dispositions.

              We compute FFO in accordance with standards established by NAREIT, which defines FFO as net income (loss) (determined in accordance with GAAP), excluding gains (losses) from sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures (which are calculated to reflect FFO on the same basis). We believe that the presentation of FFO provides useful information to investors regarding our operating performance because it is a measure of our operations without regard to specified non-cash items, such as real estate depreciation and amortization and gain or loss on sale of assets. We also use FFO as one measure in determining our results after taking into account the impact of our capital structure.

              Amounts presented in accordance with our definitions of EBITDA and FFO may not be comparable to similar measures disclosed by other companies, as not all companies calculate these non-GAAP measures in the same manner. EBITDA and FFO should not be considered as an alternative measure of our net income (loss), operating performance, cash flow or liquidity. EBITDA and FFO may include funds that may not be used for our discretionary use due to functional requirements to conserve funds for capital expenditures, property acquisitions and other commitments or uncertainties. Although we believe that EBITDA and FFO can enhance your understanding of our results of operations, these non-GAAP financial measures, when viewed individually, are not necessarily better indicators of any trend as compared to GAAP measures such as net income (loss) or cash flow from operations. In this section and under "Selected Historical and Pro Forma Historical and Pro Forma Financial and Operating Data," we include a quantitative reconciliation of EBITDA and FFO to the most directly comparable GAAP financial performance measure, which is net income (loss).

	Historical		Pro Forma
	Year Ended December 31, 2005	Period from May 6, 2004 to December 31, 2004	Year Ended December 31, 2005
Statement of operations data:
Revenues:
Rooms	$151,755,924	$5,137,370	$281,603,911
Food and beverage	63,261,282	1,507,960	129,705,682
Other	14,433,057	428,534	25,716,615

Total revenues	229,450,263	7,073,864	437,026,208

Operating costs and expenses:
Rooms	37,432,635	1,455,380	67,575,558
Food and beverage	47,281,237	1,266,827	90,122,611
Other hotel expenses and management fees	96,555,386	3,444,683	174,886,542
Corporate expenses	13,461,528	4,114,165	13,461,528
Depreciation and amortization	27,590,234	1,053,283	50,296,141

Total operating expenses	222,321,020	11,334,338	396,342,380

Operating income (loss)	7,129,243	(4,260,474)	40,683,828
Interest income	(1,548,635)	(1,333,837)	(1,548,635)
Interest expense	17,367,079	773,101	38,643,715

Income (loss) before income taxes	(8,689,201)	(3,699,738)	3,588,748
Income tax benefit	1,353,261	1,582,113	576,734

Net income (loss)	$(7,335,940)	$(2,117,625)	$4,165,482

Earnings (loss) per share— basic and diluted	$(0.19)	$(0.12)	$0.06

Dividends declared per share	$0.38	$—	$—

FFO(1)	$20,254,294	$(1,064,342)	$54,461,623

EBITDA(2)	$36,268,112	$(1,873,354)	$92,528,604

	Historical		Pro Forma
	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005
Balance sheet data:
Property and equipment, net	$870,562,399	$285,642,439	$1,263,362,399
Cash and cash equivalents	9,431,741	76,983,107	138,957,741
Total assets	966,012,282	391,691,179	1,492,583,414
Total debt	431,177,057	180,771,810	667,177,057
Total other liabilities	71,446,797	15,331,951	155,246,797
Shareholders' equity	463,388,428	195,587,418	670,159,560

(1)
FFO, as defined by NAREIT, is net income (loss) determined in accordance with GAAP, excluding gains (losses) from sales of property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures (which are calculated to reflect FFO on the same basis). The calculation of FFO may vary from entity to entity, thus our presentation of FFO may not be comparable to other similarly titled measures of other reporting companies. FFO is not intended to represent cash flows for the period. FFO has not been presented as an alternative to operating income, but as an indicator of operating performance, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

FFO is a supplemental industry-wide measure of REIT operating performance, the definition of which was first proposed by NAREIT in 1991 (and clarified in 1995, 1999 and 2002). Since the introduction of the definition by NAREIT, the term has come to be widely used by REITs. Historical GAAP cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical GAAP cost accounting to be insufficient by themselves. Accordingly, we believe FFO (combined with our primary GAAP presentations) help improve our stockholders' ability to understand our operating performance. We only use FFO as a supplemental measure of operating performance. The following is a reconciliation between net loss and FFO:

	Historical		Pro Forma
	Year Ended December 31, 2005	Period from May 6, 2004 to December 31, 2004	Year Ended December 31, 2005
Net income (loss)	$(7,335,940)	$(2,117,625)	$4,165,482
Real estate related depreciation and amortization	27,590,234	1,053,283	50,296,141

FFO	$20,254,294	$(1,064,342)	$54,461,623

(2)
EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization. We believe it is a useful financial performance measure for us and for our stockholders and is a complement to net income and other financial performance measures provided in accordance with GAAP. We use EBITDA to measure the financial performance of our operating hotels because it excludes expenses such as depreciation and amortization, taxes and interest expense, which are not indicative of operating performance. By excluding interest expense, EBITDA measures our financial performance irrespective of our capital structure or how we finance our properties and operations. By excluding depreciation and amortization expense, which can vary from hotel to hotel based on a variety of factors unrelated to the hotels' financial performance, we can more accurately assess the financial performance of our hotels. Under GAAP, hotels are recorded at historical cost at the time of acquisition and are depreciated on a straight-line basis. By excluding depreciation and amortization, we believe EBITDA provides a basis for measuring the financial performance of hotels unrelated to historical cost. However, because EBITDA excludes depreciation and amortization, it does not measure the capital we require to maintain or preserve our fixed assets. In addition, because EBITDA does not reflect interest expense, it does not take into account the total amount of interest we pay on outstanding debt nor does it show trends in interest costs due to changes in our borrowings or changes in interest rates. EBITDA, as calculated by us, may not be comparable to EBITDA reported by other companies that do not define EBITDA exactly as we define the term. Because we use EBITDA to evaluate our financial performance, we reconcile it to net income (loss) which is the most comparable financial measure calculated and presented in accordance with GAAP. EBITDA does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to operating income or net income determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity. The following is a reconciliation between net income (loss) and EBITDA:

	Historical		Pro Forma
	Year Ended December 31, 2005	Period from May 6, 2004 to December 31, 2004	Year Ended December 31, 2005
Net income (loss)	$(7,335,940)	$(2,117,625)	$4,165,482
Interest expense	17,367,079	773,101	38,643,715
Income tax benefit	(1,353,261)	(1,582,113)	(576,734)
Depreciation and amortization	27,590,234	1,053,283	50,296,141

EBITDA	$36,268,112	$(1,873,354)	$92,528,604

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in "Forward-Looking Statements" and "Risk Factors" contained elsewhere in this prospectus.

Overview

              We are a self-advised real estate company. We are committed to maximizing shareholder value through investing in premium full-service hotels and, to a lesser extent, premium urban select-service hotels. We own sixteen hotels comprising 7,311 rooms. These hotels have an aggregate projected investment of approximately $1.3 billion and are geographically diversified across major markets in the United States.

              We differentiate ourselves through our:

  •
  Proven acquisition capability;

  •
  Aggressive asset management;

  •
  Conservative capital structure; and

  •
  Experienced senior management team.

  Proven Acquisition Capability

              Since we completed our first acquisition in October 2004, we have acquired sixteen premium hotels. We have acquired eleven of these hotels in off-market transactions, meaning that they were not made generally available to other companies. We intend to make additional acquisitions that meet our stringent underwriting criteria. Consistent with this strategy, on March 24, 2006, we acquired the 1,192 room Chicago Marriott at a purchase price of $295 million plus approximately $11 million of net consideration in the form of an assumed property tax liability and other adjustments. We believe that the current environment presents an excellent opportunity to acquire hotels based on our view that lodging industry fundamentals are currently strong and will remain strong for some time to come.

              Generally, we invest in hotels that we believe are priced below replacement costs and are located in markets with attractive growth prospects and high barriers to entry. We are focused on acquiring premium full-service hotels located throughout North America and, to a lesser extent, premium select-service hotels in urban locations.

              We believe we have a competitive advantage in acquiring hotels through our unique investment sourcing relationship with Marriott, a leading worldwide hotel brand, franchise and management company. Our investment sourcing relationship with Marriott provides us, subject to certain limitations, with a "first look" at hotel acquisition and investment opportunities known to Marriott. As a result of Marriott's extensive network, relationships and knowledge, we have preferred access to a unique source of hotel investment opportunities, many of which may not be available to other hospitality companies. Since our formation in May 2004, Marriott has provided us with access to several billion dollars of off-market acquisition opportunities. Our relationship with Marriott has facilitated the acquisition of eight of our hotels, including the Marriott Griffin Gate Resort and The Lodge at Sonoma, a Renaissance Resort & Spa, both of which we acquired directly from Marriott.

  Aggressive Asset Management

              We believe that we are able to create significant value in our portfolio by utilizing our management's extensive experience and our innovative asset management strategies.

              Our senior management team has established a broad network of hotel industry contacts and relationships, including relationships with hotel owners, financiers, operators, project managers and contractors and other key industry participants. In particular, we believe that we are unique in having a senior management team, most of whom worked for many years at Marriott, with very deep knowledge of Marriott's organization and processes, which gives us insight in how best to work with Marriott to deliver superior returns at our hotels.

              Our philosophy is to negotiate management agreements that give us the right to exert significant influence (but not day-to-day control) over the management of our properties, annual budgets and all capital expenditures, and then to use those rights to continually monitor and improve the performance of our properties. We cooperatively partner with the managers of our hotels in an attempt to increase operating results and long-term asset values at our hotels. In addition to working directly with the personnel at our hotels, our senior management team also has long-standing professional relationships with our hotel managers' senior executives and we work directly with these senior executives to improve the performance of our portfolio.

              We believe we can create significant value in our portfolio through innovative asset management strategies such as rebranding, renovating or repositioning. We are committed to regularly evaluating our portfolio to determine if we can employ these value-added strategies at our hotels. We have rebranded two of our properties, including one in which we converted an independently branded hotel to a Marriott brand, which contributed to a 31% increase in revenues and significantly increased operating margins at the hotel in 2005 compared to pro forma 2004. We also have budgeted to spend approximately $84 million in 2006 on identified value-added capital investment opportunities at our existing hotels. The opportunities range from room renovation (Courtyard Manhattan/Midtown East, Los Angeles Airport Marriott, Bethesda Marriott Suites) to a total renovation and repositioning of the hotel (Torrance Marriott and Oak Brook Hills Marriott Resort). In connection with our planned renovations and repositionings, our senior management team and our asset managers are individually committed to completing these renovations on time, on budget and with a minimal disruption at our hotels. We are optimistic that, when completed, these renovations will enable us to achieve higher rates and greater demand for our hotels.

  Conservative Capital Structure

              We are committed to maintaining a conservative capital structure with prudent aggregate leverage primarily comprised of long-term fixed-rate debt. However, we maintain the flexibility to modify these strategies if we believe fundamental changes have occurred in the capital markets.

              As of December 31, 2005, more than 90% of our debt carried fixed interest rates, with a weighted-average interest rate of 5.6%, and a weighted-average maturity date in excess of 8 years. As of December 31, 2005, we had $428.4 million of debt outstanding, representing a debt-to-enterprise value ratio of 41%. After giving effect to this offering, including the acquisition of the Chicago Marriott, and the refinancing of the Courtyard Manhattan/Fifth Avenue mortgage debt, we will have approximately $667.2 million of debt outstanding representing a debt-to-enterprise value ratio of 47%. Enterprise value is calculated as our market capitalization plus net debt. We currently have a target debt-to-enterprise value ratio of 45% to 55%.

              We prefer a relatively simple but efficient capital structure. We have not invested in joint ventures and have not issued any operating partnership units or preferred stock. We endeavor to structure our hotel acquisitions so that they will not overly complicate our capital structure; however, we will consider a more complex transaction if we believe that the projected returns to our stockholders will significantly exceed the returns that would otherwise be available.

  Experienced Senior Management Team

              The extensive hotel industry experience of our senior management team enables us to effectively implement our business strategies. Our senior management team of William W. McCarten, John L. Williams, Mark W. Brugger, Michael D. Schecter and Sean M. Mahoney has significant experience in lodging, real estate and related service industries, including hotel asset management, acquisitions, mergers, dispositions, development, redevelopment and financing. Collectively, they have been involved in hotel transactions aggregating several billion dollars.

Key Indicators of Financial Condition and Operating Performance

              We use a variety of operating and other information to evaluate the financial condition and operating performance of our business. These key indicators include financial information that is prepared in accordance with GAAP, as well as other financial information that is not prepared in accordance with GAAP. In addition, we use other information that may not be financial in nature, including statistical information and comparative data. We use this information to measure the performance of individual hotels, groups of hotels and/or our business as a whole. We periodically compare historical information to our internal budgets as well as industry-wide information. These key indicators include:

  •
  Occupancy percentage;

  •
  ADR;

  •
  RevPAR;

  •
  EBITDA; and

  •
  FFO.

              Occupancy, ADR and RevPAR are commonly used measures within the hotel industry to evaluate operating performance. RevPAR, which is calculated as the product of ADR and occupancy percentage, is an important statistic for monitoring operating performance at the individual hotel level and across our business as a whole. We evaluate individual hotel RevPAR performance on an absolute basis with comparisons to budget and prior periods, as well as on a company-wide and regional basis. ADR and RevPAR include only room revenue. Room revenue comprised approximately 66% of our total revenues for the year ended December 31, 2005, and is dictated by demand, as measured by occupancy percentage, pricing, as measured by ADR, and our available supply of hotel rooms.

              Our ADR, occupancy percentage and RevPAR performance may be impacted by macroeconomic factors such as regional and local employment growth, personal income and corporate earnings, office vacancy rates and business relocation decisions, airport and other business and leisure travel, new hotel construction and the pricing strategies of competitors. In addition, our ADR, occupancy percentage and RevPAR performance is dependent on the continued success of Marriott and its brands.

              We also use EBITDA and FFO as measures of the financial performance of our business. See "Non-GAAP Financial Matters."

Our Hotels

              As of December 31, 2005, we owned the following hotels:

Property	Location	Number of Rooms
Los Angeles Airport Marriott	Los Angeles, California	1,004
Salt Lake City Marriott Downtown	Salt Lake City, Utah	510
Frenchman's Reef & Morning Star Marriott Beach Resort	St. Thomas, U.S. Virgin Islands	504
Renaissance Worthington	Fort Worth, Texas	504
Torrance Marriott	Los Angeles County, California	487
Orlando Airport Marriott	Orlando, Florida	486
Marriott Griffin Gate Resort	Lexington, Kentucky	408
Oak Brook Hills Marriott Resort	Oak Brook, Illinois	384
Vail Marriott Mountain Resort & Spa	Vail, Colorado	346
Marriott Atlanta Alpharetta	Atlanta, Georgia	318
Courtyard Manhattan/Midtown East	New York, New York	307
Bethesda Marriott Suites	Bethesda, Maryland	274
SpringHill Suites Atlanta Buckhead	Atlanta, Georgia	220
Courtyard Manhattan/Fifth Avenue	New York, New York	185
The Lodge at Sonoma, a Renaissance Resort & Spa	Sonoma, California	182

Total		6,119

Recent Developments

              Chicago Marriott.    On March 24, 2006, we acquired the 1,192 room Chicago Marriott Downtown Magnificent Mile for a purchase price of $295 million plus approximately $11 million of net consideration in the form of an assumed property tax liability and other adjustments (or approximately $257,000 per room), including the assumption of $220 million of floating-rate debt. We intend to refinance the existing $220 million floating-rate loan with a 10-year 5.96% fixed-rate loan issued by Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC, one of the underwriters in this offering. The loan will be interest only for 3 1/2 years, after which, the principal will amortize using a 30-year amortization schedule. The new loan will be a limited recourse loan secured by a mortgage on the property. The remainder of the purchase price, after the application of our $10 million deposit, was financed by a $79.5 million short-term floating-rate loan made by Wachovia Investment Holdings, LLC, an affilate of Wachovia Capital Markets, LLC, which we will repay with a portion of the net proceeds of this offering.

              This hotel earned $21 million of EBITDA on revenues of $84.3 million in 2005. The 2005 EBITDA is calculated as net income of $4.1 million plus interest expense of $8.9 million and depreciation of $8.2 million less an income tax benefit of $0.2 million.

	Fiscal Year
	2001	2002	2003	2004	2005
Room Revenue	$56,419,000	$53,984,000	$53,670,000	$54,070,000	$57,348,000
ADR	$176.11	$172.19	$170.32	$167.41	$184.44
Occupancy %	74.1%	70.9%	72.6%	74.4%	71.7%
RevPAR	$130.48	$122.07	$123.70	$124.62	$132.17

The
foregoing table includes information for periods prior to our ownership provided to us by the sellers of the hotel.

              The hotel was built in 1978 and underwent extensive renovations that were completed in 2005.

              We believe the hotel has an excellent location on North Michigan Avenue in Chicago's famed shopping and entertainment district, the Magnificent Mile. The hotel is predominantly marketed to groups and individual business travelers who are seeking a premium full-service hotel located in the heart of this well-known district. According to the sellers' records, last year, over half of the rooms sold at the hotel were sold to corporate and association groups and roughly a quarter were sold to individual corporate travelers. The hotel has 60,000 square feet of flexible meeting space.

              We believe that supply and demand dynamics are very favorable in Chicago. For example, the number of hotel rooms added to downtown Chicago over the past five years has been very limited, averaging just over 1% per year. In addition, Chicago is a compelling location for conventions and other city-wide events and over the next few years should benefit from the displacement of conventions caused by Hurricane Katrina. We also believe that this hotel is an irreplaceable asset as the land acquisition and construction cost of building a new large hotel in downtown Chicago would be prohibitive.

              Refinancing of Courtyard Manhattan/Fifth Avenue.    We have a commitment from Lehman Brothers Bank to refinance the mortgage loan on the Courtyard Manhattan/Fifth Avenue that will mature in January 2007. Pursuant to this commitment, we expect to refinance the $23 million existing floating-rate loan with a $51 million fixed-rate loan that matures in 10 years. At the closing of the refinancing, the interest rate on the loan will be set based on the then current 10-year swap rate plus 90 basis points. We expect that the new fixed-rate loan will require principal repayments based on a 30-year amortization schedule following the first five years of payments of interest only. We expect to close this refinancing early in the second quarter of 2006.

              Increased dividend.    On February 28, 2006, our board of directors declared an increase in the quarterly dividend for the first quarter of 2006. On April 11, 2006, a cash dividend of $0.18 per share will be paid to stockholders of record as of March 24, 2006. Purchasers in this offering will not receive the April dividend.

2005 Highlights

              Significant highlights for the year ended December 31, 2005 are as follows:

  •
  Acquisitions. We acquired eight full-service hotels and one urban select-service hotel in 2005 for aggregate purchase prices of $623.2 million (including working capital and cash escrowed for future renovations). The eight full-service hotels that we acquired are: the Torrance Marriott (January 5, 2005); a portfolio of four full-service hotels: Renaissance Worthington, Marriott Atlanta Alpharetta, Frenchman's Reef & Morning Star Marriott Beach Resort and Los Angeles Airport Marriott (June 23, 2005); the Vail Marriott Mountain Resort & Spa (June 24, 2005); Oak Brook Hills Resort & Conference Center (July 29, 2005); and the Orlando Airport Marriott (December 16, 2005). We also acquired the SpringHill Suites Atlanta Buckhead on July 22, 2005, an urban premium select-service hotel.

  •
  Initial Public Offering. We completed the initial public offering of our common stock on June 1, 2005. We sold 29,785,764 shares of common stock, including 3,698,764 shares of common stock exercised in the underwriters' over-allotment, at the initial public offering price of $10.50 per share. The net proceeds to us, after deduction of offering costs, were $288.4 million.

  •
  Repaid Short-Term Floating-rate Debt. We repaid early the two year floating-rate debt incurred in connection with the acquisition of the Torrance Marriott on June 2, 2005 and the two year floating-rate debt incurred in connection with the acquisition of The Lodge at Sonoma, a Renaissance Resort & Spa, on June 16, 2005.

  •
  Dividends. Following our initial public offering, we began paying a cash dividend of $0.69 per share, on an annualized basis. We paid shareholders of record on June 17, 2005 a cash dividend of $0.0326 per share on June 28, 2005, we paid shareholders of record on September 9, 2005 a cash dividend of $0.1725 per share on September 27, 2005 and we paid shareholders of record on December 30, 2005 a cash dividend of $0.1725 per share on January 17, 2006.

  •
  Borrowed Long-Term Fixed-rate Debt. We incurred $261.5 million of long-term fixed-rate debt on four of our properties: the Los Angeles Airport Marriott, the Renaissance Worthington, the Frenchman's Reef & Morning Star Marriott Beach Resort, and the Orlando Airport Marriott. All of the debt was secured by individual property, limited-recourse mortgages.

  •
  Credit Facility. We initiated our three-year $75 million senior secured revolving credit facility on July 8, 2005, which may be increased to $250 million subject to lender approval. We had $12 million drawn under our credit facility as of December 31, 2005. During January, February and March 2006, we drew an additional $24 million under the credit facility, $3 million of which was repaid in March 2006.

Results of Operations

Year Ended December 31, 2005

              As of December 31, 2005, we owned fifteen hotels. Our total assets were $966 million as of December 31, 2005. Total liabilities were $502.6 million as of December 31, 2005, including $431.2 million of debt. Shareholders' equity was approximately $463.4 million as of December 31, 2005. Our net loss for the year ended December 31, 2005 was $7.3 million. We acquired nine of our fifteen hotels during the year ended December 31, 2005. Accordingly, the current period results are not comparable to the results for the corresponding period in 2004.

              Revenue.    Our revenues totaled $229.5 million for the year ended December 31, 2005. Revenue consists primarily of the room, food and beverage and other revenues from our hotels. Revenues for the year ended December 31, 2005 consists of the following:

Rooms	$151,755,924
Food and beverage	63,261,282
Other	14,433,057

Total revenues	$229,450,263

              Individual hotel revenues for the year ended December 31, 2005 consisted of the following (in millions):

Property	Revenues
Los Angeles Airport Marriott	$25.6
Salt Lake City Marriott Downtown	24.1
Marriott Griffin Gate Resort	24.0
Courtyard Manhattan/Midtown East	23.8
Torrance Marriott	20.9
Frenchman's Reef & Morning Star Marriott Beach Resort	19.7
Renaissance Worthington	17.9
The Lodge at Sonoma, a Renaissance Resort & Spa	16.7
Bethesda Marriott Suites	16.6
Courtyard Manhattan/Fifth Avenue	11.4
Oak Brook Hills Marriott Resort	9.6
Vail Marriott Mountain Resort & Spa	8.7
Marriott Atlanta Alpharetta	7.4
SpringHill Suites Atlanta Buckhead	2.7
Orlando Airport Marriott	0.4

Total	$229.5

              The following pro forma key hotel operating statistics for our hotels for each of the years ended December 31, 2005 and 2004 excludes the SpringHill Suites Atlanta Buckhead due to the fact that this hotel was newly built and opened on July 1, 2005. The pro forma hotel operating statistics presented below include the results of operations of the hotels under previous ownership.

	Year Ended December 31, 2005	Year Ended December 31, 2004	% Change
Occupancy %	73.0%	72.5%	0.5 percentage points
ADR	$142.54	$129.58	10.0%
RevPAR	$104.01	$93.99	10.7%

              The pro forma hotel operating statistics presented below include the results of operations of the hotels under previous ownership. Individual hotel RevPAR for the years ended December 31, 2005 and 2004 is as follows:

Property	Year Ended December 31, 2005	Year Ended December 31, 2004	% Change from 2004(2)
Bethesda Marriott Suites	$124.13	$114.74	8.2%
Courtyard Manhattan/Midtown East	202.52	177.85	13.9
Courtyard Manhattan/Fifth Avenue	179.83	126.09	42.6
Frenchman's Reef & Morning Star Marriott Beach Resort	157.06	134.73	16.6
Los Angeles Airport Marriott	78.52	76.30	2.9
Marriott Atlanta Alpharetta	80.42	72.59	10.8
Marriott Griffin Gate Resort	78.00	74.94	4.1
Oak Brook Hills Marriott Resort	62.13	59.93	3.7
Orlando Airport Marriott	80.19	74.06	8.3
Renaissance Worthington	116.45	101.15	15.1
Salt Lake City Marriott Downtown	84.76	78.49	8.0
The Lodge at Sonoma, a Renaissance Resort & Spa	143.65	122.03	17.7
Torrance Marriott	83.49	77.16	8.2
Vail Marriott Mountain Resort & Spa	112.66	107.42	4.9

Total Excluding SpringHill Suites Atlanta Buckhead	$104.01	$93.99	10.7%

SpringHill Suites Atlanta Buckhead (1)	$67.92	$—	N/A

Total Including SpringHill Suites Atlanta Buckhead	$103.42	$93.99	10.7%

(1)
SpringHill Suites Atlanta Buckhead was newly built and commenced operations on July 1, 2005. There are no comparable statistics for 2004.

(2)
The % change from 2004 excludes the SpringHill Suites Atlanta Buckhead. The hotel was newly built in 2005 and there are no comparable statistics for 2004.

              Hotel operating expenses.    Our hotel operating expenses totaled $181.3 million for the year ended December 31, 2005. Hotel operating expenses consist primarily of operating expenses of our hotels, including approximately $7.1 million of non-cash ground rent expense. The operating expenses for the year ended December 31, 2005 consist of the following (in millions):

Rooms departmental expenses	$37.4
Food and beverage departmental expenses	47.3
Other hotel expenses	73.2
Base management fees	7.5
Incentive management fees	0.6
Property taxes	6.5
Ground rent—Contractual	1.7
Ground rent—Non-cash	7.1

Total operating expenses	$181.3

              Depreciation and amortization.    Our depreciation and amortization expense totaled $27.6 million for the year ended December 31, 2005. Depreciation and amortization is recorded on our hotel buildings over 40 years for the periods subsequent to acquisition. Depreciable lives of hotel furniture, fixtures and equipment are estimated as the time period between the acquisition date and the date that the hotel furniture, fixtures and equipment will be replaced. We have assigned shorter depreciable lives of 1 - 2 years for the furniture, fixtures and equipment of the Courtyard Manhattan/Midtown East, the Courtyard Manhattan/Fifth Avenue, the Bethesda Marriott Suites, the Marriott Atlanta Alpharetta, the Frenchman's Reef & Morning Star Marriott Beach Resort, the Los Angeles Airport Marriott, the Oak Brook Hills Marriott Resort and the Orlando Airport Marriott since these hotels will undergo, and/or have undergone, significant renovations within two years of acquisition.

              Corporate expenses.    Our corporate expenses totaled $13.5 million for the year ended December 31, 2005. Corporate expenses principally consist of employee related costs, including base payroll, bonus and restricted stock. Corporate expenses also include organizational costs, professional fees and directors' fees. We recorded an expense of approximately $3.7 million during the year as a result of our commitment to issue, on the fifth anniversary of the initial public offering, 382,500 shares of common stock to our executive officers.

              Interest expense.    Our interest expense totaled $17.4 million for the year ended December 31, 2005. This interest expense is related to mortgage debt incurred (or in one case assumed) in connection with our acquisition of our hotels ($15.8 million), amortization and write-off of deferred financing costs ($1.3 million) and interest and unused facility fees on our credit facility ($0.3 million). As of December 31, 2005, we have property-specific mortgage debt outstanding on nine of our hotels. On eight of the hotels, we have fixed-rate secured debt, which bears interest at rates ranging from 5.11% to 7.69% per year. On the ninth hotel, we have variable rate secured debt, the interest of which is based on LIBOR plus a spread. The interest rate as of December 31, 2005 on this mortgage loan was 7.075%. Our weighted-average interest rate as of December 31, 2005 was 5.60%. Amounts drawn under the credit facility bear interest at a variable rate that fluctuates based on the level of outstanding indebtedness in relation to the value of our assets from time to time. The weighted-average interest rate as of December 31, 2005 on the credit facility was 5.7575%. We had $12 million drawn on the credit facility as of December 31, 2005. During January, February and March 2006, we drew an additional $24 million under the credit facility, $3 million of which was repaid in March 2006.

              During the year, we repaid the mortgage debt on the Torrance Marriott ($44 million) and The Lodge at Sonoma, a Renaissance Resort & Spa ($20 million). In conjunction with the repayment of the mortgage on The Lodge at Sonoma, a Renaissance Resort & Spa, we incurred a prepayment penalty of approximately $50,000, which is classified as interest expense on the accompanying consolidated statements of operations. In conjunction with the repayment of these mortgages, we wrote off unamortized deferred financing fees of approximately $655,000, which is classified as interest expense on the accompanying consolidated statements of operations.

              Income taxes.    We recorded a net benefit for income taxes of $1.4 million for the year ended December 31, 2005. We recorded an income statement charge of $1.4 million in the first quarter to reverse a portion of the deferred tax assets recorded in 2004 in connection with our REIT election. This charge was offset by an income tax benefit of $2.8 million recorded on the $7 million pre-tax loss of our TRS for the year ended December 31, 2005.

May 6, 2004 (inception) through December 31, 2004

              We were formed on May 6, 2004, began operations in July 2004 and acquired our first hotel in October 2004. We completed our private placement of common stock in July 2004 and received proceeds, net of offering costs and fees, of approximately $196.3 million. Stockholders' equity at

December 31, 2004 was approximately $195.6 million. Our GAAP loss before income taxes, for the period from inception (May 6, 2004) through December 31, 2004, was $3.7 million.

              Revenue.    We had total revenues of $7.1 million for the period from May 6, 2004 to December 31, 2004. Revenue consists primarily of the room, food and beverage and other revenues from The Lodge at Sonoma, a Renaissance Resort & Spa, and the Courtyard Manhattan/Midtown East for the periods subsequent to our acquisition dates of October 27, 2004 and November 19, 2004, respectively. Revenues are also included for the post acquisition period for our other four acquisitions, completed during the last two weeks of 2004. The average occupancy of our hotels was 67.9% for the periods subsequent to acquisition. The hotels collectively achieved an ADR of $184.22 and RevPAR of $125.02, respectively, for the periods subsequent to acquisition.

              Hotel operating expenses.    Our hotel operating expenses totaled $6.2 million for the period from May 6, 2004 to December 31, 2004. Hotel operating expenses consist primarily of operating expenses of The Lodge at Sonoma, a Renaissance Resort & Spa, and the Courtyard Manhattan/Midtown East for the periods subsequent to our acquisition dates of October 27, 2004 and November 19, 2004, respectively. Operating expenses are also included for the post acquisition period of our other four 2004 acquisitions, which were completed during the last two weeks of 2004.

              Depreciation and amortization expense.    Our depreciation and amortization expense totaled $1.1 million for the period from May 6, 2004 to December 31, 2004. Depreciation and amortization is recorded on our hotels for the periods subsequent to acquisition. Depreciable lives of hotel furniture, fixtures and equipment are estimated as the time period between the acquisition date and the date that the hotel furniture, fixtures and equipment will be replaced. The furniture, fixtures and equipment depreciable lives are less than one year for the Courtyard Manhattan/Midtown East, the Courtyard Manhattan/Fifth Avenue and the Bethesda Marriott Suites since these hotels were scheduled to undergo significant renovations in 2005 and 2006.

              Corporate expenses.    Our corporate expenses totaled $4.1 million for the period from May 6, 2004 to December 31, 2004. Corporate expenses principally consist of employee related costs, including base salary, bonus and restricted stock. Corporate expenses also include organizational costs, professional fees and directors' fees.

              Interest expense.    Our interest expense totaled $0.8 million for the period from May 6, 2004 to December 31, 2004. Interest expense relates to the mortgage debt incurred in connection with our acquisitions. Our mortgage debt on two of our hotels bore interest at variable rates based on LIBOR. The interest rates as of December 31, 2004 on these two mortgage loans were 4.74% and 5.04%, respectively. The mortgage debt on our other four hotels bears interest at fixed rates ranging from 5.11% to 7.69% per annum.

              Income tax benefit.    We recorded an income tax benefit of $1.6 million for the period from May 6, 2004 to December 31, 2004. The 2004 current tax liability of $0.9 million is the result of temporary differences primarily resulting from deferred Key Money, capitalized pre-opening costs, restricted stock expense, straight-line ground rent, depreciation and other items that will result in future taxable income. A significant portion of the deferred tax assets recorded in 2004 was expensed in the first quarter of 2005 in connection with our REIT election.

Liquidity and Capital Resources

              Our short-term liquidity requirements consist primarily of funds necessary to fund future distributions to our stockholders to maintain our REIT status as well as to pay for operating expenses and other expenditures directly associated with our hotels, including maintenance and recurring capital expenditures as well as payments of interest and principal. We expect to meet our short-term liquidity requirements generally through net cash provided by operations, existing cash balances and, if necessary, short-term borrowings under our credit facility.

              Our long-term liquidity requirements consist primarily of funds necessary to pay for the costs of acquiring additional hotels, renovations, expansions and other capital expenditures that need to be made periodically to our hotels, scheduled debt payments and making distributions to our stockholders. We expect to meet our long-term liquidity requirements through various sources of capital, cash provided by operations, and borrowings, as well as through the issuances of additional equity or debt securities. Our ability to incur additional debt is dependent upon a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions imposed by existing lenders. Our ability to raise funds through the issuance of debt and equity securities is dependent upon, among other things, general market conditions for REITs and market perceptions about us.

Our Financing Strategy

              We are committed to maintaining a conservative capital structure with prudent aggregate leverage primarily comprised of long-term fixed-rate debt. However, we maintain the flexibility to modify these strategies if we believe fundamental changes have occurred in the capital markets.

              As of December 31, 2005, more than 90% of our debt carried fixed interest rates, with a weighted-average interest rate of 5.6%, and a weighted-average maturity date in excess of eight years. As of December 31, 2005, we had $428.4 million of debt outstanding, representing a debt-to-enterprise value ratio of 41%. After giving effect to this offering, including the acquisition of the Chicago Marriott, and the refinancing of the Courtyard Manhattan/Fifth Avenue mortgage debt, we will have approximately $667.2 million of debt outstanding representing a debt-to-enterprise value ratio of 47%. Enterprise value is calculated as our market capitalization plus net debt. We currently have a target debt-to-enterprise value ratio of 45% to 55%.

              In the current market, we have a strong bias for fixed-rate long-term limited recourse single property specific debt and when possible and desirable, we will seek to replace short-term sources of capital with long-term financing. In addition to property specific debt and our credit facility, we intend to use other financing methods as necessary, including obtaining from banks, institutional investors or other lenders, bridge loans, letters of credit, and other arrangements, any of which may be unsecured or may be secured by mortgages or other interests in our investments. In addition, we may issue publicly or privately placed debt instruments.

              We prefer a relatively simple but efficient capital structure. We have not invested in joint ventures and have not issued any operating partnership units or preferred stock. We endeavor to structure our hotel acquisitions so that they will not overly complicate our capital structure; however, we will consider a more complex transaction if we believe that the projected returns to our shareholders will significantly exceed the returns that would otherwise be available.

Our Senior Secured Revolving Credit Facility

              On July 8, 2005, we entered into a three-year, $75 million senior secured revolving credit facility from Wachovia Bank, National Association, as administrative agent under the credit facility, and Citicorp North America, Inc. and Bank of America, N.A., as co-syndication agents under the credit facility. Our operating partnership is the borrower under the credit facility. The credit facility is guaranteed by substantially all of our material subsidiaries and is secured by first mortgages on certain of our qualifying properties, which make up the "borrowing base." The Torrance Marriott and the Vail Marriott Mountain Resort & Spa are the two hotels currently comprising the borrowing base. We may add hotels to the borrowing base if certain conditions in the credit facility are met.

              We may extend the maturity date of the credit facility for an additional year upon the payment of applicable fees and the satisfaction of certain other conditions, such as the provision of adequate notice, our not defaulting on the terms of the credit facility and the truth of certain representations and warranties in all material respects at the time of extension. We also have the right to increase the amount of the credit facility to $250 million with the lenders' approval.

              Interest is paid on the periodic advances under the credit facility at varying rates, based upon either LIBOR or the applicable prime rate, plus an agreed upon additional margin amount. The interest rate depends upon our level of outstanding indebtedness in relation to the value of our assets from time to time, as follows:

	Leverage Ratio
	70% or greater	65% to 70%	less than 65%
Prime rate margin	1.25%	1.00%	0.75%
LIBOR margin	2.00%	1.75%	1.45%

              In addition to the interest payable on amounts outstanding under the credit facility, we are required to pay an amount equal to 0.35% of the unused portion of the credit facility.

              Our ability to borrow under the credit facility is dependent upon the size of the borrowing base. We will be permitted to borrow up to 65% of the lesser of (1) the appraised value of the borrowing base properties or (2) our cost of the borrowing base properties. Included in our cost of the borrowing base properties are renovation costs that we incur following the acquisition of the borrowing base properties. In addition, the net operating income generated by the borrowing base properties, as calculated by Wachovia Bank, National Association, must at all times be greater than 140% of the amount of implied debt service, which is an amount equal to the payment of principal and interest that we would have to pay if we had borrowed such amount under a conventional mortgage loans. Our current borrowing base assets permit us to draw the maximum amount under the credit facility.

              We had $12 million drawn on our credit facility as of December 31, 2005. In addition, we provided the Orlando Airport Marriott mortgage lender with an $11.4 million letter of credit secured by our credit facility as security for certain capital improvements of the Orlando Airport Marriott required under the mortgage debt. During January, February and March 2006, we drew an additional $24 million under our credit facility. In March, we repaid $3 million of borrowings under our credit facility.

              Our senior secured revolving credit facility contains various financial covenants. We complied with all of these covenants as of December 31, 2005. A summary of the most restrictive covenants, along with our corresponding value for each covenant, as of December 31, 2005, is as follows:

Covenant Test	Covenant	Value at December 31, 2005
Maximum leverage ratio	75%	45.6%
Minimum fixed charge coverage ratio	1.5x	2.44x
Unhedged floating rate debt as a percentage of total indebtedness	50%	2.8%
Minimum implied debt service ratio for the borrowing base assets for the trailing twelve months	1.40x	7.66x
Limitation on our distributions to stockholders	100%	42.8%

  2005 Mortgage Financings

              In connection with our acquisition of the Los Angeles Airport Marriott and the Renaissance Worthington, we incurred debt secured by property specific mortgages that aggregate $140 million. These borrowings consist of an $82.6 million mortgage on the Los Angeles Airport Marriott and a $57.4 million mortgage on the Renaissance Worthington. Each loan is secured by a first mortgage lien on the applicable hotel. Interest on each of the mortgages is fixed at a rate equal to 5.30%, in the case of the Los Angeles Airport Marriott mortgage debt, and at 5.40%, in the case of the Renaissance Worthington mortgage debt. Until August 11, 2009 with respect to the Renaissance Worthington loan, we will pay only interest. From and after August 11, 2009 with respect to the Renaissance Worthington loan, we will pay interest and principal, with the amount of principal being determined based upon a 30-year amortization schedule. The Los Angeles Airport Marriott loan is interest only for the full term. For each loan, we will be obligated to repay all unpaid principal on July 11, 2015.

              On July 29, 2005, we entered into debt secured by a mortgage on the Frenchman's Reef & Morning Star Marriott Beach Resort. The debt has a principal balance of $62.5 million, a term of 10 years, bears interest at 5.44%, and is interest only for the first three years and then amortizes on a 30-year schedule. In conjunction with the closing of the debt, the lender required $2.9 million of the loan proceeds to be set aside into a lender held escrow account to pre-fund certain capital improvements of the Frenchman's Reef & Morning Star Marriott Beach Resort required under the mortgage debt. During the fourth quarter of 2005 the lender reduced the escrow requirement to $1.2 million.

              On December 15, 2005, we entered into mortgage debt in connection with the acquisition of the Orlando Airport Marriott. The mortgage debt has a principal balance of $59 million, a term of 10 years, bears interest at 5.68%, and is interest only for the first five years and then amortizes on a 30-year schedule. In conjunction with the closing of the mortgage debt, we provided the lender with an $11.4 million letter of credit secured by our credit facility as security for certain capital improvements of the Orlando Airport Marriott required under the mortgage debt.

  2006 Proposed Financings

              We intend to refinance the $220 million floating-rate loan that we assumed in connection with the acquisition of Chicago Marriott with a 10-year 5.96% fixed-rate loan issued by Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC, one of the underwriters of this offering. The loan will be interest only for 3 1/2 years, after which, the principal will amortize using a 30-year amortization schedule. The new loan will be a limited recourse loan secured by a mortgage on the property. We borrowed $79.5 million through a short-term floating-rate loan arranged by Wachovia Investment Holdings, LLC, an affiliate of Wachovia Capital Markets, LLC, to fund a portion of the purchase price for the Chicago Marriott, which we will repay with a portion of the net proceeds of this offering.

Sources and Uses of Cash

              Our principal sources of cash are cash from operations, borrowing under mortgage financings, draws on our senior secured credit facility and the proceeds from our initial public offering. Our principal uses of cash are debt service, asset acquisitions, capital expenditures, operating costs, corporate expenses and dividends.

              Cash Provided by Operations.    Our cash provided by operations was $19.8 million for the year ended December 31, 2005 which is the result of our net loss, adjusted for the impact of several non-cash charges, including $27.6 million of depreciation, $7.1 million of non-cash straight line ground rent, $1.3 million of amortization of deferred financing costs and loan repayment losses, and $6.3 million of stock grants, offset by working capital changes of $12.7 million and a $2.1 million non-cash income tax benefit. Our cash used in operations was $0.8 million for the period from May 6,

2004 to December 31, 2004 which is the result of our $2.1 million net loss, adjusted for the impact of several non-cash charges, including $1.1 million of depreciation, $1.4 million of stock grants and working capital changes of $0.3 million, offset by a $1.5 million non-cash income tax benefit.

              Cash Used In Investing Activities.    Our cash used in investing activities was $619.9 million and $275.1 million for the years ended December 31, 2005 and the period from May 6, 2004 to December 31, 2004, respectively. During the year ended December 31, 2005, we utilized $611.6 million of cash for the acquisition of the following hotels (in millions):

Torrance Marriott	$61.5
Capital Hotel Investments Portfolio (Los Angeles Airport Marriott, Frenchman's Reef & Morning Star Marriott Beach Resort, Marriott Atlanta Alpharetta, and Renaissance Worthington)	315.2
Vail Marriott Mountain Resort & Spa	63.7
Oak Brook Hills Marriott Resort	65.7
SpringHill Suites Atlanta Buckhead	34.1
Orlando Airport Marriott	71.4

Total	$611.6

              During the year ended December 31, 2005, we also incurred normal recurring capital expenditures at our other hotels of $18 million. In addition, we received $8 million of Key Money related to the Torrance Marriott ($3 million), the Courtyard Manhattan/Fifth Avenue ($1 million), the Oak Brook Hills Marriott Resort ($2.5 million), the SpringHill Suites Atlanta Buckhead ($0.5 million) and the Orlando Airport Marriott ($1 million). During the period from May 6, 2004 to December 31, 2004, we utilized $273.8 million to acquire our initial six hotels. During the period from May 6, 2004 to December 31, 2004, we also received $2.5 million of Key Money related to the Courtyard Manhattan/Midtown East and paid $3.3 million for pre-acquisition costs related to the acquisition of the Torrance Marriott.

              Cash Provided by Financing Activities.    Approximately $532.5 million and $352.9 million of cash was provided by financing activities for the year ended December 31, 2005 and the period from May 6, 2004 to December 31, 2004, respectively. The cash provided by financing activities for the year ended December 31, 2005 primarily consists of $291.8 million of proceeds from the sale of 29.8 million shares of common stock in our initial public offering, offset by the $3.4 million of offering costs, $317.5 million of proceeds from mortgage debt of the Torrance Marriott ($44 million), the Los Angeles Marriott ($82.6 million), the Renaissance Worthington ($57.4 million), the Frenchman's Reef Marriott & Morning Star Resort ($62.5 million), and the Orlando Airport Marriott ($59 million) and proceeds from $16 million of draws under the senior secured credit facility, net of $4 million of repayments under the facility. The cash provided by financing activities for the year ended December 31, 2005 was offset by the $56.9 million repayment of the secured debt incurred at the Lodge at Sonoma, a Renaissance Resort & Spa and the Torrance Marriott in June 2005, $2.8 million of financing costs paid during the year, $2.9 million of scheduled debt principal payments and $10.7 million of dividends. The cash provided by financing activities for the period from May 6, 2004 to December 31, 2004 primarily consists of $197.4 million of proceeds from the sale of 21 million shares of common stock in a private placement offering, offset by the $1 million of offering costs, $158 million of proceeds from mortgage debt of the Lodge at Sonoma, a Renaissance Resort & Spa ($20 million), the Marriott Griffin Gate Resort ($31 million), the Salt Lake City Marriott Downtown ($39 million), the Courtyard Manhattan/Fifth Avenue ($23 million) and the Courtyard Manhattan/Midtown East ($45 million). The cash provided by financing activities for the period from May 6, 2004 to December 31, 2004 was offset by $1.4 million of financing costs paid during the period and $0.1 million cash paid for interest rate caps.

              The following table summarizes our significant financing activities since the beginning of 2005:

Transaction Date	Description of Transaction	Amount
January 13, 2005	Proceeds from Torrance Marriott mortgage	$44.0 million
June 1, 2005	Proceeds from initial public offering, net of offering costs	288.6 million
June 2, 2005	Repayment of Torrance Marriott mortgage, net	(36.9 million	)
June 16, 2005	Repayment of The Lodge at Sonoma mortgage	(20.0 million	)
June 23, 2005	Proceeds from LAX and Worthington mortgages	140.0 million
June 28, 2005	Payment of second quarter dividends	(1.8 million	)
July 29, 2005	Proceeds from Frenchman's Reef mortgage	62.5 million
July 29, 2005	Draw under senior secured credit facility	5.0 million
September 26, 2005	Draw under senior secured credit facility, net of $2 million repayment	9.0 million
September 27, 2005	Payment of third quarter dividends	(8.9 million	)
September 30, 2005	Repayment of senior secured credit facility	(2.0 million	)
January 25, 2006	Draw under senior secured credit facility	11.0 million
January 27, 2006	Payment of fourth quarter dividends	(8.9 million	)
February 28, 2006	Draw under senior secured credit facility	5.0 million
March 9, 2006	Draw under senior secured credit facility	5.0 million
March 13, 2006	Draw under senior secured credit facility	3.0 million
March 24, 2006	Repayment of senior secured credit facility	(3.0 million	)
March 24, 2006	Proceeds from Chicago Marriott mortgage	220.0 million
March 24, 2006	Proceeds from Wachovia short-term loan	79.5 million

Dividend Policy

              Generally, we intend to continue to distribute to our stockholders each year on a regular quarterly basis sufficient amounts of our REIT taxable income so as to avoid paying corporate income tax and excise tax on our earnings (other than the earnings of our TRS and TRS lessees, which are all subject to tax at regular corporate rates) and to qualify for the tax benefits afforded to REITs under the Code. In order to qualify as a REIT under the Code, we generally must make distributions to our stockholders each year in an amount equal to at least:

  •
  90% of our REIT taxable income determined without regard to the dividends paid deduction, plus

  •
  90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code, minus

  •
  any excess non-cash income.

              During the second fiscal quarter of 2005 our board of directors declared a cash dividend of $0.0326 per share of our common stock. The dividend was paid on June 28, 2005 to stockholders of record as of June 17, 2005. During the third fiscal quarter of 2005 our board of directors declared a cash dividend of $0.1725 per share of our common stock. The dividend was paid on September 27, 2005 to stockholders of record as of September 9, 2005. During the fourth fiscal quarter of 2005 our board of directors declared a cash dividend of $0.1725 per share of our common stock. The dividend was paid on January 17, 2006 to stockholders on record as of December 30, 2005.

              On February 28, 2006, our board of directors declared an increase in the quarterly dividend for the first quarter of 2006. On April 11, 2006, a cash dividend of $0.18 per share will be paid to stockholders of record as of March 24, 2006. Purchasers in this offering will not receive the April dividend.

Capital Expenditures

              The management agreements for each of our hotels provide for the establishment of separate property improvement funds to cover, among other things, the cost of replacing and repairing furniture and fixtures at the hotel. Contributions to the property improvement fund are calculated as a percentage of hotel sales. In addition, we may be required to pay for the cost of certain additional improvements that are not permitted to be funded from the property improvement fund under the applicable management agreement. As of December 31, 2005, we had set aside $23.1 million for capital projects in property improvement funds ($20.7 million) and lender held restricted cash ($2.4 million). Funds held in property improvement funds for one hotel are not permitted to be applied to any other property.

              We have a number of significant capital projects currently planned or underway and we expect to spend approximately $84 million on such projects in 2006. For a breakdown of the cost of such projects, please see "Our Properties." A description of the significant 2005 actual and 2006 budgeted capital projects is as follows:

  •
  We substantially completed the renovation of the Courtyard Manhattan/Fifth Avenue during the year ended December 31, 2005. The project consisted of the renovation of the hotel guestrooms and public space.

  •
  We substantially completed the renovation of the Marriott Griffin Gate Resort during the year ended December 31, 2005. The project consisted of the renovation of the hotel ballroom, corridors and public space.

  •
  We completed a renovation of the Frenchman's Reef & Morning Star Marriott Beach Resort during 2005. The project consisted of the replacement of case goods in a portion of the guestrooms. The renovation was funded from existing cash in the hotel's property improvement fund.

  •
  We completed the renovation of the Los Angeles Airport Marriott in early 2006. The project consisted of the renovation of the hotel ballroom, conversion of a food outlet to a junior ballroom and renovation of the hotel bar. The renovation was funded from existing cash in the hotel's property improvement fund.

  •
  We will accelerate the timing of a major room renovation at the Los Angeles Airport Marriott from 2007 to 2006. The project will consist of the renovation of the hotel guestrooms and bathrooms. Marriott International has agreed to fund $1.5 million of the cost of this renovation.

  •
  We are currently completing the major renovation and repositioning of the Torrance Marriott. The renovation is currently scheduled to be completed during the first half of 2006. The project consists of the renovation of the hotel guestroom soft goods and bathrooms, renovation of the hotel's main ballroom and meeting rooms, renovation of the hotel lobby and conversion of a food and beverage outlet to meeting space. In early 2006 we completed the renovation of the hotel guestroom soft goods and bathrooms and renovation of the hotel's main ballroom and meeting rooms. The renovation of the hotel lobby and conversion of a food and beverage outlet to meeting space will take place during the second quarter of 2006.

  •
  We are currently completing the renovation of the Bethesda Marriott Suites. The project consists of the renovation of the hotel guest suites.

  •
  We are currently completing the renovation of the Courtyard Manhattan/Midtown East which is expected to be completed by the end of the first quarter of 2006. The project consists of the renovation of the hotel guestrooms, renovation of the hotel lobby, renovation of the hotel restaurant and meeting space.

  •
  We have committed to significantly renovate the Oak Brook Hills Marriott Resort during 2006. We have accelerated the timing of a major portion of the room renovation from 2007 to 2006. The renovation will include the hotel guestrooms and bathrooms, the hotel main ballroom and meeting rooms and the hotel lobby.

  •
  We are doing a major renovation of the Orlando Airport Marriott during 2006, including a renovation of the rooms, bathrooms and public spaces.

              In addition, we are currently evaluating significant renovation projects at the Frenchman's Reef & Morning Star Marriott Beach Resort and the Vail Marriott Mountain Resort & Spa. In particular, at the Vail Marriott Mountain Resort & Spa, we are evaluating a major renovation of the ballrooms and at Frenchman's Reef & Morning Star Marriott Beach Resort we are evaluating a renovation of certain guestrooms and balconies.

Off-Balance Sheet Arrangements

              We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Non-GAAP Financial Measures

              We use the following two non-GAAP financial measures that we believe are useful to investors as key measures of our operating performance: (1) EBITDA and (2) FFO. These measures should not be considered in isolation or as a substitute for measures of performance in accordance with GAAP.

              EBITDA represents net income (loss) excluding: (1) interest expense; (2) provision for income taxes, including income taxes applicable to sale of assets; and (3) depreciation and amortization. We believe EBITDA is useful to an investor in evaluating our operating performance because it helps investors evaluate and compare the results of our operations from period to period by removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization) from our operating results. In addition, covenants included in our indebtedness use EBITDA as a measure of financial compliance. We also use EBITDA as one measure in determining the value of hotel acquisitions and dispositions.

	Year Ended December 31, 2005	Period from May 6, 2004 to December 31, 2004
Net loss	$(7,335,940)	$(2,117,625)
Interest expense	17,367,079	773,101
Income tax benefit	(1,353,261)	(1,582,113)
Depreciation and amortization	27,590,234	1,053,283

EBITDA	$36,268,112	$(1,873,354)

              We compute FFO in accordance with standards established by NAREIT, which defines FFO as net income (loss) (determined in accordance with GAAP), excluding gains (losses) from sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures (which are calculated to reflect FFO on the same basis). We believe that the presentation of FFO provides useful information to investors regarding our operating performance because it is a measure of our operations without regard to specified non-cash items, such as real estate depreciation and amortization and gain or loss on sale of assets. We also use FFO as one measure in determining our results after taking into account the impact of our capital structure.

	Year Ended December 31, 2005	Period from May 6, 2004 to December 31, 2004
Net loss	$(7,335,940)	$(2,117,625)
Real estate related depreciation and amortization	27,590,234	1,053,283

FFO	$20,254,294	$(1,064,342)

Critical Accounting Policies

              Our consolidated financial statements include the accounts of DiamondRock Hospitality Company and all consolidated subsidiaries. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. While we do not believe the reported amounts would be materially different, application of these policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ materially from these estimates. We evaluate our estimates and judgments, including those related to the impairment of long-lived assets, on an ongoing basis. We base our estimates on experience and on various other assumptions that are believed to be reasonable under the circumstances. All of our significant accounting policies are disclosed in the notes to our consolidated financial statements. The following represent certain critical accounting policies that require us to exercise our business judgment or make significant estimates:

              Investment in Hotels.    Investments in hotels, land improvements, building and furniture, fixtures and equipment and identifiable intangible assets are recorded at fair value in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. Property and equipment are recorded at fair value based on analyses, including current replacement cost for similar capacity and allocated to buildings, improvements, furniture, fixtures and equipment based on analysis performed by management and appraisals received from independent third parties. Property and equipment are depreciated using the straight-line method over an estimated useful life of 15 to 40 years for buildings and land improvements and one to ten years for furniture and equipment. Identifiable intangible assets are typically related to contracts, including ground lease agreements and hotel management agreements, which are recorded at fair value. Above-market and below-market contract values are based on the present value of the difference between contractual amounts to be paid pursuant to the contracts acquired and our estimate of the fair market contract rates for corresponding contracts. Contracts acquired that are at market do not have significant value. We typically enter into a new hotel management agreement based on market terms at the time of acquisition. Intangible assets are amortized using the straight-line method over the remaining non-cancelable term of the related agreements. In making estimates of fair values for purposes of allocating purchase price, we may utilize a number of sources that may be obtained in connection with the acquisition or financing of a property and other market data. Management also considers information obtained about each property as a result of its pre-acquisition due diligence in estimating the fair value of the tangible and intangible assets acquired.

              We review our investments in hotels for impairment whenever events or changes in circumstances indicate that the carrying value of the investments in hotels may not be recoverable. Events or circumstances that may cause us to perform a review include, but are not limited to, adverse changes in the demand for lodging at our properties due to declining national or local economic conditions and/or new hotel construction in markets where our hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of an investment in a hotel exceed the hotel's carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying value to the estimated fair market value is recorded and an impairment loss recognized.

              Revenue Recognition.    Hotel revenues, including room, golf, food and beverage, and other hotel revenues, are recognized as the related services are provided.

              Stock-based Compensation.    We account for stock-based employee compensation using the fair value based method of accounting described in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. For share grants, total compensation expense is based on the price of our common stock at the grant date. Compensation expense is recorded ratable over the vesting period, if any.

              Accounting for Key Money.    Marriott has contributed to us certain amounts, which we refer to as Key Money, in exchange for the right to manage certain of our hotels. We defer Key Money received from a hotel manager in conjunction with entering into a long-term hotel management agreement and amortize the amount received against management fees over the term of the management agreement.

              Accounting for Yield Support.    Marriott has provided us with operating cash flow guarantees for certain hotels will fund shortfalls of actual hotel operating income, which is net of management fees, compared to a negotiated target net operating income. We refer to these guarantees as "Yield Support", or an adjustment to the base management fee otherwise payable. Yield Support received is recognized over the period earned if the Yield Support is not refundable and there is reasonable uncertainty of receipt at inception of the management agreement. Yield Support is recorded as an offset to base management fees.

Inflation

              Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. However, competitive pressures may limit the ability of our management companies to raise room rates.

Seasonality

              The operations of hotels historically have been seasonal depending on location, and accordingly, we expect some seasonality in our business. Historically, we have experienced approximately two-thirds of our annual income in the second and fourth quarters.

New Accounting Pronouncements

              Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123R"), Share-Based Payment, requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. The statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. We plan on adopting SFAS 123R on January 1, 2006 and the adoption of SFAS 123R is not expected to have a material impact on our results of operations, financial position or cash flows.

              FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143 ("FIN 47"), clarifies that the term "conditional asset retirement obligation" as used in Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. We adopted the provisions of FIN 47 as of December 31, 2005. FIN 47 did not have a material impact on our results of operations, financial position, or cash flows.

              Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections ("SFAS 154"), which supersedes APB Opinion No. 20, Accounting Changes ("APB 20"), and Statement of Financial Accounting Standards No. 3, Reporting Accounting Changes in Interim Financial Statements, changes the requirements for the accounting for and reporting of a voluntary change in accounting principle. SFAS 154 also carries forward without change the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. APB 20 previously required that most voluntary changes in accounting principle be recognized with a cumulative effect adjustment in net income of the period of the change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Outstanding Debt

              As of December 31, 2005, we had approximately $416.4 million of outstanding mortgage debt. In addition, as of December 31, 2005, we had $12 million outstanding under our credit facility. The following table sets forth our mortgage debt obligations on our hotels.

Property	Principal Balance	Prepayment Penalties	Interest Rate	Maturity Date	Amortization Provisions	Balance at Maturity(12)
Bethesda Marriott Suites	$19,305,400	Yes(1)	7.69%	2/23	25 years	$—
Frenchman's Reef & Morning Star Marriott Beach Resort	62,500,000	No(2)	5.44%	8/15	30 years(3)	58,015,332
Griffin Gate Marriott Resort	30,442,250	Yes(4)	5.11%	1/10	25 years	27,691,231
Los Angeles Airport Marriott	82,600,000	No(2)	5.30%	7/15	Interest Only	82,600,000
Courtyard Manhattan/Fifth Avenue	23,000,000	No(5)	LIBOR + 2.70%(6)	1/07(7)	Interest Only	23,000,000
Courtyard Manhattan/Midtown East	44,130,896	No(8)	5.195%	12/09	25 years	40,166,163
Orlando Airport Marriott	59,000,000	No(2)	5.68%	12/15	30 years(9)	54,949,085
Salt Lake City Marriott Downtown	38,016,189	Yes(8)	5.50%	12/14	20 years(10)	25,066,672
Renaissance Worthington	57,400,000	No(2)	5.40%	7/15	30 years(11)	52,362,448

Total	$416,394,735					$363,850,931

(1)
The debt may be prepaid. If it is prepaid prior to August 2012, it is subject to a prepayment fee equal to the greater of (i) one percent of the outstanding principal amount or (ii) a yield maintenance premium determined as set forth in the Deed of Trust.

(2)
Prepayment of the debt on the Marriott Los Angeles Airport, Renaissance Worthington and Orlando Airport Marriott is not permitted until the earlier of (i) two years after securitization (the lender intends to sell all or a portion of the debt through one or more public offerings) or (ii) four years from the closing date. Thereafter, we may pay a defeasance deposit in lieu of a prepayment of the debt. Prepayment in full will be permitted at par on the last three payment dates before the maturity date. For the loan secured by the mortgage on Frenchman's Reef & Morning Star Marriott Beach Resort, we may release the lien of mortgage through a defeasance deposit at any time after the earlier of (i) two years after securitization or (ii) thirty months after the closing date of the loan.

(3)
The debt has a three-year interest only period. After the expiration of that period, the debt will amortize based on a thirty-year schedule.

(4)
We may not prepay the loan without the express written consent of the lender, and we have no right to prepay the debt until October 2009. Notwithstanding the foregoing, if the lender accepts prepayment of the debt prior to October 2009, we must pay a penalty equal to the greater of (i) 1% of the outstanding principal and (ii) the present value, as of the prepayment calculation date, of a series of monthly payments over the remaining term of the loan, each equal to the amount of interest that would be due on the portion of the loan being prepaid, assuming an annual interest rate of 5.11% over the discounted reinvestment yield, as such term is defined in the agreement.

(5)
The debt may be prepaid at par.

(6)
We have entered into an interest rate cap agreement on this debt. Breakage fees may be payable if the debt is repaid.

(7)
The debt allows for three one-year extensions provided that certain conditions are met.

(8)
The debt may not be prepaid until three months prior to the maturity date of the mortgage loan (the "Prepayment Release Date"). For Salt Lake City Marriott Downtown, we may prepay the loan on or after the Prepayment Release Date without payment of fees. However, we must pay to the lender, simultaneously with such prepayment, the interest that would have accrued on the outstanding principal balance of the loan at the regular interest rate through the end of the interest period in which such prepayment occurs.

(9)
The debt has a five-year interest only period. After the expiration of that period, the debt will amortize based on a thirty-year schedule.

(10)
There is an accelerated amortization provision based on a predetermined formula of available cash flow.

(11)
The debt has a four-year interest only period. After the expiration of that period, the debt will amortize based on a thirty-year schedule.

(12)
Assuming no unscheduled payments have been made on the principal in advance of its due date.

Contractual Obligations

              The following table outlines the timing of payment requirements related to our consolidated mortgage debt and other commitments as of December 31, 2005.

	Payments due by period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	(in thousands)
Long-Term Debt Obligations	$428,395	$3,244	$42,060	$76,023	$307,068
Operating Lease Obligations—Ground Leases and Office Space	608,971	1,648	3,529	3,646	600,148

Total	$1,037,366	$4,892	$45,589	$79,669	$907,216

Tax and Depreciation

              The following table reflects certain real estate tax information for our hotels:

Property	Federal Tax Basis (In thousands)	Property Tax Rate 2005 Estimate(1)	Real Estate Tax 2005 Estimate (In thousands)	Depreciation Method	Tax Depreciation Life (Years)	Annual Depreciation Percent
Los Angeles Airport Marriott	$106,400	1.29%	$1,370	Straight-Line	39	2.564%
Renaissance Worthington	78,125	1.63	1,273	Straight-Line	39	2.564
Courtyard Manhattan/Midtown East	69,778	1.48	1,034	Straight-Line	39	2.564
Orlando Airport Marriott	67,533	0.87	587	Straight-Line	39	2.564
Frenchman's Reef & Morning Star Marriott Beach Resort(2)	59,406	—	—	Straight-Line	39	2.564
Vail Marriott Mountain Resort & Spa	57,695	0.52	298	Straight-Line	39	2.564
Torrance Marriott	56,676	1.23	696	Straight-Line	39	2.564
Oak Brook Hills Marriott Resort	47,214	0.56	263	Straight-Line	39	2.564
Salt Lake City Marriott Downtown	44,581	1.43	639	Straight-Line	39	2.564
Bethesda Marriott Suites	44,453	0.95	423	Straight-Line	39	2.564
Marriott Griffin Gate Resort	40,359	1.03	417	Straight-Line	39	2.564
Marriott Atlanta Alpharetta	36,687	0.98	360	Straight-Line	39	2.564
Courtyard Manhattan/Fifth Avenue	33,778	2.72	918	Straight-Line	39	2.564
SpringHill Suites Atlanta Buckhead(3)	31,665	N/A	N/A	Straight-Line	39	2.564
The Lodge at Sonoma, a Renaissance Resort & Spa	25,718	1.97	507	Straight-Line	39	2.564

(1)
Per $1,000 of assessed value.

(2)
This hotel is exempt from real estate taxes pursuant to an agreement with the U.S. Virgin Islands Industrial Development Commission.

(3)
Property tax information is not applicable. The hotel was newly built and opened on July 1, 2005 and therefore has no historical operating results.

Quantitative and Qualitative Disclosures about Market Risk

              Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business strategies, the primary market risk to which we are currently exposed, and which we expect to be exposed to in the future, is interest rate risk. Some of our outstanding debt has a variable interest rate. We use interest rate caps to manage our interest rate risks relating to our variable rate mortgage debt. Our total outstanding debt at December 31, 2005 was approximately $428.4 million, of which approximately $35 million, or 8.2%, was variable rate debt. If market rates of interest on our variable rate debt were to increase by 1.0%, or approximately 100 basis points, the increase in interest expense on our variable rate debt would decrease future earnings and cash flows by approximately $350,000 annually. On the other hand, if market rates of interest on our variable rate were to decrease by one percentage point, or approximately 100 basis points, the decrease in interest expense on our variable rate debt would increase future earnings and cash flow by approximately $350,000. If market rates of interest were to increase by 1.0%, or approximately 100 basis points, the decrease in the fair value of our fixed-rate debt would be $24.2 million. On the other hand, if market rates of interest were to decrease by one percentage point, or approximately 100 basis points, the increase in the fair value of our fixed-rate debt would be $24.2 million. As of December 31, 2005, the fair value of the $393.4 million of fixed-rate debt was approximately $388.7 million.

OUR BUSINESS

Overview

              We are a self-advised real estate company. We are committed to maximizing shareholder value through investing in premium full-service hotels and, to a lesser extent, premium urban select-service hotels. We own sixteen hotels comprising 7,311 rooms. These hotels have an aggregate projected investment of approximately $1.3 billion and are geographically diversified across major markets in the United States.

              We differentiate ourselves through our:

  •
  Proven acquisition capability;

  •
  Aggressive asset management;

  •
  Conservative capital structure; and

  •
  Experienced senior management team.

  Proven Acquisition Capability

              Since we completed our first acquisition in October 2004, we have acquired sixteen premium hotels. We have acquired eleven of these hotels in off-market transactions, meaning that they were not made generally available to other companies. We intend to make additional acquisitions that meet our stringent underwriting criteria. Consistent with this strategy, on March 24, 2006, we acquired the 1,192 room Chicago Marriott Downtown Magnificent Mile at a purchase price of $295 million plus approximately $11 million of net consideration in the form of an assumed property tax liability and other adjustments. We believe that the current environment presents an excellent opportunity to acquire hotels based on our view that lodging industry fundamentals are currently strong and will remain strong for some time to come.

              Generally, we invest in hotels that we believe are priced below replacement costs and are located in markets with attractive growth prospects and high barriers to entry. We are focused on acquiring premium full-service hotels located throughout North America and, to a lesser extent, premium select-service hotels in urban locations.

              We believe we have a competitive advantage in acquiring hotels through our unique investment sourcing relationship with Marriott, a leading worldwide hotel brand, franchise and management company. Our investment sourcing relationship with Marriott provides us, subject to certain limitations, with a "first look" at hotel acquisition and investment opportunities known to Marriott. As a result of Marriott's extensive network, relationships and knowledge, we have preferred access to a unique source of hotel investment opportunities, many of which may not be available to other hospitality companies. Since our formation in May 2004, Marriott has provided us with access to several billion dollars of off-market acquisition opportunities. Our relationship with Marriott has facilitated the acquisition of eight of our hotels, including the Marriott Griffin Gate Resort and The Lodge at Sonoma, a Renaissance Resort & Spa, both of which we acquired directly from Marriott.

  Aggressive Asset Management

              We believe that we are able to create significant value in our portfolio by utilizing our management's extensive experience and our innovative asset management strategies.

              Our senior management team has established a broad network of hotel industry contacts and relationships, including relationships with hotel owners, financiers, operators, project managers and contractors and other key industry participants. In particular, we believe that we are unique in having a senior management team, most of whom worked for many years at Marriott, with very deep knowledge of Marriott's organization and processes, which gives us insight in how best to work with Marriott to deliver superior returns at our hotels.

              Our philosophy is to negotiate management agreements that give us the right to exert significant influence (but not day-to-day control) over the management of our properties, annual budgets and all capital expenditures, and then to use those rights to continually monitor and improve the performance of our properties. We cooperatively partner with the managers of our hotels in an attempt to increase operating results and long-term asset values at our hotels. In addition to working directly with the personnel at our hotels, our senior management team also has long-standing professional relationships with our hotel managers' senior executives and we work directly with these senior executives to improve the performance of our portfolio.

              We believe we can create significant value in our portfolio through innovative asset management strategies such as rebranding, renovating or repositioning. We are committed to regularly evaluating our portfolio to determine if we can employ these value-added strategies at our hotels. We have rebranded two of our properties, including one in which we converted an independently branded hotel to a Marriott brand, which contributed to a 31% increase in revenues and significantly increased operating margins at the hotel in 2005 compared to pro forma 2004. We also have budgeted to spend approximately $84 million in 2006 on identified value-added capital investment opportunities at our existing hotels. The opportunities range from room renovation (Courtyard Manhattan/Midtown East, Los Angeles Airport Marriott, Bethesda Marriott Suites) to a total renovation and repositioning of the hotel (Torrance Marriott and Oak Brook Hills Marriott Resort). In connection with our planned renovations and repositionings, our senior management team and our asset managers are individually committed to completing these renovations on time, on budget and with a minimal disruption at our hotels. We are optimistic that, when completed, these renovations will enable us to achieve higher rates and greater demand for our hotels.

  Conservative Capital Structure

              We are committed to maintaining a conservative capital structure with prudent aggregate leverage primarily comprised of long-term fixed-rate debt. However, we maintain the flexibility to modify these strategies if we believe fundamental changes have occurred in the capital markets.

              As of December 31, 2005, more than 90% of our debt carried fixed interest rates, with a weighted-average interest rate of 5.6%, and a weighted-average maturity date in excess of 8 years. As of December 31, 2005, we had $428.4 million of debt outstanding, representing a debt-to-enterprise value ratio of 41%. After giving effect to this offering, including the acquisition of the Chicago Marriott, and the refinancing of the Courtyard Manhattan/Fifth Avenue mortgage debt, we will have approximately $667.2 million of debt outstanding representing a debt-to-enterprise value ratio of 47%. Enterprise value is calculated as our market capitalization plus net debt. We currently have a target debt-to-enterprise value ratio of 45% to 55%.

              We prefer a relatively simple but efficient capital structure. We have not invested in joint ventures and have not issued any operating partnership units or preferred stock. We endeavor to structure our hotel acquisitions so that they will not overly complicate our capital structure; however, we will consider a more complex transaction if we believe that the projected returns to our stockholders will significantly exceed the returns that would otherwise be available.

  Experienced Senior Management Team

              The extensive hotel industry experience of our senior management team enables us to effectively implement our business strategies. Our senior management team of William W. McCarten, John L. Williams, Mark W. Brugger, Michael D. Schecter and Sean M. Mahoney has significant experience in lodging, real estate and related service industries, including hotel asset management, acquisitions, mergers, dispositions, development, redevelopment and financing. Collectively, they have been involved in hotel transactions aggregating several billion dollars. In particular, our senior executive officers have the following experience:

  •
  Mr. McCarten had over twenty-five years' experience with the Marriott organization. Over the course of his career with Marriott and its related entities, he served in a variety of positions, including Chief Executive Officer of HMSHost Corporation (formerly Host Marriott Services Corporation) and Executive Vice President and Operating Group President of Host Marriott Corporation, each a publicly traded company. Mr. McCarten oversaw the spin-off of HMSHost Corporation through its merger with Autogrill S.P.A. Mr. McCarten serves as our Chairman and Chief Executive Officer.

  •
  Mr. Williams has over twenty-five years' experience with Marriott and recently served as Executive Vice President of North American Hotel Development for Marriott, where he had primary responsibility for the acquisition and development of full-service hotel projects involving Marriott Hotels & Resorts, Renaissance Hotels & Resorts and The Ritz-Carlton. He has extensive experience in acquiring, repositioning, developing and redeveloping hotels. Mr. Williams serves as our President and Chief Operating Officer.

  •
  Mr. Brugger has over a decade of experience in real estate and finance. He recently served as a Vice President—Project Finance with Marriott as well as Chief Executive Officer of a non-lodging Marriott subsidiary with over $300 million in annual revenues. His experience includes structured finance transactions totaling in excess of $2 billion as well as the acquisition, disposition and financing of investment properties. Mr. Brugger serves as our Executive Vice President, Chief Financial Officer and Treasurer.

  •
  Mr. Schecter has over fifteen years' experience practicing law, including six years with Marriott. He has led and successfully completed a wide array of transactions in the hotel industry, including mergers and acquisitions, dispositions, joint ventures, and financings. Mr. Schecter serves as our General Counsel and Secretary.

  •
  Mr. Mahoney has twelve years' experience as a certified public accountant. He most recently served as a senior manager with Ernst & Young LLP. He has extensive experience with clients in the real estate and hotel industries. Mr. Mahoney serves as our Chief Accounting Officer and Corporate Controller.

Our Relationship with Marriott

  Investment Sourcing Relationship

              We have an investment sourcing relationship with Marriott, a leading worldwide hotel brand, franchise and management company. Marriott has agreed to provide us, subject to certain limitations, with a "first look" at hotel acquisition and investment opportunities known to Marriott. We believe that our ability to implement our business strategies is greatly enhanced by the continuing source of additional acquisition opportunities generated by this relationship, as many of the properties Marriott brings to our attention are offered to us through "off-market" transactions, meaning that they are not made generally available to other real estate investment companies. However, we have not entered into a binding agreement or commitment setting forth all of the terms of this investment sourcing relationship. As a result, our investment sourcing relationship may be modified or terminated at any time by either party.

              Since our formation in 2004, Marriott has provided us with access to several billion dollars of off-market acquisition opportunities and our sourcing relationship has facilitated the acquisition of eight of our hotels, including the Marriott Griffin Gate Resort and The Lodge at Sonoma, a Renaissance Resort & Spa, each of which we acquired directly from Marriott.

              Our senior management team regularly meets with senior representatives of Marriott to explore how to further our investment sourcing relationship in order to maximize the value of the relationship to both parties. To date, both companies have worked proactively to convert appropriate opportunities into hotel investments made by us and managed by Marriott.

              Except where contractually or ethically prohibited, or where Marriott believes it would be damaging to existing Marriott relationships, Marriott provides us a "first look" at potential hotel investment opportunities known to Marriott that are consistent with our stated business strategy. These hotel investment opportunities are those situations where Marriott believes that it may have a significant influence on a potential sale. We believe we are Marriott's preferred purchaser of full-service as well as urban select-service and urban extended-stay hotels in the United States, Canada and Mexico. Whether the "first look" opportunity develops further will depend upon the circumstances of each investment. In order to continue to develop this relationship, except where contractually or ethically prohibited, we intend to provide Marriott with a "first look" at all hotel management opportunities that become known to us.

              Neither we nor Marriott have entered into a binding agreement or commitment setting forth all of the terms of this relationship. Our investment sourcing relationship may be modified or terminated at any time by either party. We retain the right to utilize any property brand and any hotel management company. We believe that should we pursue any such opportunity, it will not affect our investment sourcing relationship with Marriott, so long as such an opportunity does not interfere with Marriott's objectives for our investment sourcing relationship. On the other hand, Marriott has numerous longstanding relationships with other potential property owners and we understand that Marriott may work with other owners on any potential transaction.

              Marriott's only binding commitment with regard to this investment sourcing relationship is that until June 30, 2006, it will not enter into any written agreement or series of written agreements granting any third party the right to receive information from Marriott concerning opportunities to purchase full-service, urban select-service or urban extended-stay hotels in the United States, or in any region thereof, prior to such opportunities being presented to us. Our only binding commitment with regard to this relationship is that until June 30, 2006, we will not enter into a written agreement or series of written agreements granting any third party the right to receive information from us concerning potential opportunities to provide hotel management services for full-service, urban select-service or urban extended-stay hotels in the United States, or in any region thereof, prior to such opportunity being presented to Marriott. However, for any particular hotel, we are under no obligation to use Marriott as our hotel management company and we may invest in hotels that do not operate under one of Marriott's brands. While we intend to permit this written agreement to expire on June 30, 2006, we intend to continue and to expand, the very successful unwritten investment sourcing relationship with Marriott and we believe that our relationship is solid and continues to achieve the objectives of both parties.

  Key Money and Yield Support

              Marriott has contributed to us certain amounts in exchange for the right to manage hotels we have acquired. We refer to these amounts as "Key Money." Marriott has provided us with Key Money of approximately $10.5 million in the aggregate in connection with our acquisitions of the Courtyard Manhattan/Midtown East ($2.5 million), the Courtyard Manhattan/Fifth Avenue ($1 million), the Torrance Marriott ($3 million), the Oak Brook Hills Marriott Resort ($2.5 million), the SpringHill Suites Atlanta Buckhead ($0.5 million) and the Orlando Airport Marriott ($1 million). The $3.5 million in Key Money payments received from Marriott in connection with our acquisitions of the Courtyard Manhattan/Fifth Avenue and Courtyard Manhattan/Midtown East are not recoverable by Marriott. The $7 million in Key Money contributed by Marriott in connection with our acquisitions of the Torrance Marriott, the Oak Brook Hills Marriott Resort, the SpringHill Suites Atlanta Buckhead and the

Orlando Airport Marriott is recoverable subject to a 10% reduction per year in the event that the applicable management agreement with Marriott terminates within 10 years and such termination is not a result of a default by Marriott.

              In addition, Marriott has provided us with operating cash flow guarantees for certain hotels and will fund shortfalls of actual hotel operating income compared to a negotiated target net operating income. We refer to these guarantees as "Yield Support." Marriott provided us with Yield Support for the Oak Brook Hills Marriott Resort for fiscal years 2006 and 2007. The guarantee provides that Marriott will fund actual hotel operating income shortfalls during fiscal years 2006 and 2007. The total guarantee obligation of Marriott is capped at $2.5 million. The SpringHill Suites Atlanta Buckhead also has Yield Support for each of fiscal years 2006 and 2007, which will reduce base management fees. The annual Yield Support is capped at $0.1 million for each of fiscal year 2006 and 2007, respectively. The Orlando Airport Marriott has Yield Support for fiscal year 2006, which is capped at $1 million.

  Hotel Management

              We intend to use Marriott as our preferred, but not exclusive, hotel management company for our hotels and expect to benefit from Marriott's strong brands and its excellent hotel management services. Marriott-branded hotels have an extensive record of generating premiums in RevPAR over competitive brands. Each of our hotels operates under a recognized Marriott brand, including Marriott®, Renaissance Hotels and Resorts®, SpringHill Suites® and Courtyard by Marriott®.

  Investment in DiamondRock

              In connection with our July 2004 private placement, Marriott purchased 3 million shares of common stock at the same purchase price as all other investors in our private placement. That purchase represented 13.8% of our outstanding common stock following our private placement. In connection with our initial public offering, Marriott purchased 1,428,571 shares of our common stock at the same purchase price as all other investors. As of December 31, 2005, Marriott owned 8.6% of our outstanding common stock.

Our Corporate Structure

              We conduct our business through a traditional umbrella partnership REIT, or UPREIT, in which our hotels are owned by subsidiaries of our operating partnership, DiamondRock Hospitality Limited Partnership. We are the sole general partner of our operating partnership and currently own, either directly or indirectly, all of the limited partnership units of our operating partnership. In order for the income from our hotel investments to constitute "rents from real properties" for purposes of the gross income test required for REIT qualification, we must lease each of our hotels to a wholly-owned subsidiary of our taxable REIT subsidiary, or TRS, or an unrelated third party. However, we may structure our properties which are not subject to U.S. federal income tax differently from the structures we use for our U.S. properties. For example, the Frenchman's Reef & Morning Star Marriott Beach Resort is held by a United States Virgin Islands corporation which we have elected to be a TRS.

              The following chart shows our corporate structure following completion of this offering:

Environmental Matters

              Under various federal, state and local environmental laws and regulations, a current or previous owner, operator or tenant of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases or threats of releases at such property and may be held liable to a government entity or to third parties for property damage and for investigation, clean-up and monitoring costs incurred by such parties in connection with the actual or threatened contamination. These laws typically impose clean-up responsibility and liability without regard to fault, or whether or not the owner, operator or tenant knew of or caused the presence of the contamination. The liability under these laws may be joint and several for the full amount of the investigation, clean-up and monitoring costs incurred or to be incurred or actions to be undertaken, although a party held jointly and severally liable may obtain contributions from other identified, solvent, responsible parties of their fair share toward these costs. These costs may be substantial and can exceed the value of the property. The presence of contamination, or the failure to properly remediate contamination, on a property may adversely affect the ability of the owner, operator or tenant to sell or rent that property or to borrow funds using such property as collateral and may adversely impact our investment in that property.

              Federal regulations require building owners and those exercising control over a building's management to identify and warn, via signs and labels, of potential hazards posed by workplace exposure to installed asbestos-containing materials and potential asbestos-containing materials in their building. The regulations also set forth employee training, record keeping and due diligence requirements pertaining to asbestos-containing materials and potential asbestos-containing materials. Significant fines can be assessed for violation of these regulations. Building owners and those exercising control over a building's management may be subject to an increased risk of personal injury lawsuits by workers and others exposed to asbestos-containing materials and potential asbestos-containing materials as a result of these regulations. The regulations may affect the value of a building containing asbestos-containing materials and potential asbestos-containing materials in which we have invested. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and disposal of asbestos-containing materials and potential asbestos-containing materials when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for improper handling or a release to the environment of asbestos-containing materials and potentially asbestos-containing materials and may provide for fines to, and for third parties to seek recovery from, owners or operators of real estate facilities for personal injury or improper work exposure associated with asbestos-containing materials and potential asbestos-containing materials.

              Prior to closing any property acquisition, we obtain Phase I environmental assessments in order to attempt to identify potential environmental concerns at the properties. These assessments are carried out in accordance with an appropriate level of due diligence and will generally include a physical site inspection, a review of relevant federal, state and local environmental and health agency database records, one or more interviews with appropriate site-related personnel, review of the property's chain of title and review of historic aerial photographs and other information on past uses of the property. We may also conduct limited subsurface investigations and test for substances of concern where the results of the Phase I environmental assessments or other information indicates possible contamination or where our consultants recommend such procedures. We cannot assure you that these assessments will discover every environmental condition that may be present on a property.

Competition

              The hotel industry is highly competitive and our hotels are subject to competition from other hotels for guests. Competition is based on a number of factors, including convenience of location, brand affiliation, price, range of services, guest amenities, and quality of customer service. Competition is specific to the individual markets in which our properties are located and will include competition from existing and new hotels operated under brands in the full-service, select-service and extended-stay segments. We believe that properties flagged with a Marriott brand will enjoy the competitive advantages associated with their operations under such brand. Marriott's centralized reservation systems and national advertising, marketing and promotional services combined with the strong management expertise they provide enable our properties to perform favorably in terms of both occupancy and room rates. Marriott Rewards® generates repeat guest business that might otherwise go to competing hotels. Increased competition may have a material adverse effect on occupancy, ADR and RevPAR or may require us to make capital improvements that we otherwise would not undertake, which may result in decreases in the profitability of our hotels.

              We face competition for the acquisition of and investment in hotels from institutional pension funds, private equity investors, REITs, hotel companies and others who are engaged in the acquisition of hotels. Some of these competitors have substantially greater financial and operational resources than we have and may have greater knowledge of the markets in which we seek to invest. This competition may reduce the number of suitable investment opportunities offered to us and increase the cost of acquiring our targeted hotel investments. Although we expect that our investment sourcing relationship with Marriott will continue to provide us with a continuing source of investment opportunities, Marriott is under no binding commitment to provide us with any such opportunities or continue that relationship.

Employees

              We currently employ 14 full-time employees. We believe that our relations with our employees are good. None of our employees is a member of any union; however, the employees of Marriott working at the Courtyard Manhattan/Fifth Avenue hotel are currently represented by a labor union and are subject to a collective bargaining agreement.

Legal Proceedings

              We are not involved in any material litigation nor, to our knowledge, is any material litigation pending or threatened against us, other than routine litigation arising out of the ordinary course of business or which is expected to be covered by insurance and not expected to harm our business, financial condition or results of operations.

Regulation

              Our properties must comply with Title III of the Americans with Disabilities Act, or ADA, to the extent that such properties are "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that our properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Insurance

              We carry comprehensive liability, fire, extended coverage, earthquake, business interruption and rental loss insurance covering all of the properties in our portfolio under a blanket policy, which is up for renewal on April 1, 2006. In addition, we carry earthquake and terrorism insurance on our properties in an amount and with deductibles, which we believe are commercially reasonable. We do not carry insurance for generally uninsured losses such as loss from riots, war or acts of God. Certain of the properties in our portfolio are located in areas known to be seismically active or subject to hurricanes and we have appropriate insurance for those risks, although they are subject to higher deductibles than ordinary property insurance.

              Most of our hotel management agreements generally provide that we are responsible for obtaining and maintaining property insurance, business interruption insurance, flood insurance, earthquake insurance (if the hotel is located in an "earthquake prone zone" as determined by the U.S. Geological Survey) and other customary types of insurance related to hotels and the manager is responsible for obtaining general liability insurance, workers' compensation and employer's liability insurance.

OUR PROPERTIES

Overview

              The following table sets forth certain operating information for each of our hotels for the year ended December 31, 2005. This information includes periods prior to our acquisition of these hotels unless otherwise indicated:

Property	Location	Number of Rooms	Average Occupancy(%)	ADR($)	RevPAR($)	% Change from 2004 RevPAR(4)
Los Angeles Airport Marriott	Los Angeles, California	1,004	77.0%	$101.99	$78.52	2.9%
Salt Lake City Marriott Downtown	Salt Lake City, Utah	510	71.4	118.68	84.76	8.0
Frenchman's Reef & Morning Star Marriott Beach Resort	St. Thomas, U.S. Virgin Islands	504	78.5	200.18	157.06	16.6
Renaissance Worthington	Fort Worth, Texas	504	76.9	151.48	116.45	15.1
Torrance Marriott	Los Angeles County, California	487	80.9	103.23	83.49	8.2
Orlando Airport Marriott(1)	Orlando, Florida	486	78.1	102.68	80.19	8.3
Marriott Griffin Gate Resort	Lexington, Kentucky	408	63.8	122.22	78.00	4.1
Oak Brook Hills Marriott Resort(2)	Oak Brook, Illinois	384	51.0	121.85	62.13	3.7
Vail Marriott Mountain Resort & Spa	Vail, Colorado	346	58.7	192.06	112.66	4.9
Marriott Atlanta Alpharetta	Atlanta, Georgia	318	60.6	132.60	80.42	10.8
Courtyard Manhattan/Midtown East	New York, New York	307	87.9	230.52	202.52	13.9
Bethesda Marriott Suites	Bethesda, Maryland	274	77.4	160.38	124.13	8.2
SpringHill Suites Atlanta Buckhead(3)	Atlanta, Georgia	220	65.8	103.19	67.92	N/A
Courtyard Manhattan/Fifth Avenue	New York, New York	185	84.5	212.87	179.83	42.6
The Lodge at Sonoma, a Renaissance Resort & Spa	Sonoma, California	182	70.4	204.03	143.65	17.7

TOTAL/WEIGHTED AVERAGE		6,119	72.9%	$141.89	$103.42	10.7%

(1)
We acquired the hotel on December 16, 2005.

(2)
We acquired the hotel on July 29, 2005. The hotel was immediately converted to the Oak Brook Hills Marriott Resort.

(3)
The hotel was newly built and commenced operations on July 1, 2005. Hotel statistics are presented for our ownership period which commenced on July 22, 2005.

(4)
The % change from 2004 RevPAR excludes the SpringHill Suites Atlanta Buckhead. The hotel was newly built in 2005 and there are no comparable statistics for 2004.

              The following table sets forth information regarding our investment in each of our hotels:

Property	Location	Year Opened	Number of Rooms(1)	Total Investment(1)	2006 Budgeted Capital Expenditures(2)	Total Projected Investment(3)	Total Projected Investment Per Room
Los Angeles Airport Marriott	Los Angeles, CA	1973	1,004	$114,681,000	$18,073,000	$132,754,000	$132,225
Salt Lake City Marriott Downtown	Salt Lake City, UT	1981	510	51,123,000	3,703,000	54,826,000	107,502
Frenchman's Reef & Morning Star Marriott Beach Resort	St. Thomas, USVI	1973/1984	504	76,106,000	10,860,000	86,966,000	172,552
Renaissance Worthington	Fort Worth, TX	1981	504	80,811,000	2,853,000	83,664,000	166,000
Torrance Marriott	Los Angeles County, CA	1985	487	67,421,000	7,625,000	75,046,000	154,099
Orlando Airport Marriott	Orlando, FL	1983	486	71,154,000	12,235,000	83,389,000	171,582
Marriott Griffin Gate Resort	Lexington, KY	1981	408	49,779,000	1,933,000	51,712,000	126,745
Oak Brook Hills Marriott Resort	Oak Brook, IL	1987	384	66,165,000	11,483,000	77,648,000	202,208
Vail Marriott Mountain Resort & Spa	Vail, CO	1983/2002	346	65,259,000	3,665,000	68,924,000	199,202
Marriott Atlanta Alpharetta	Atlanta, GA	2000	318	38,833,000	284,000	39,117,000	123,009
Courtyard Manhattan/Midtown East	New York, NY	1998	307	75,382,000	2,667,000	78,049,000	254,231
Bethesda Marriott Suites	Bethesda, MD	1990	274	42,185,000	5,831,000	48,016,000	175,241
SpringHill Suites Atlanta Buckhead	Atlanta, GA	2005	220	34,341,000	40,000	34,381,000	156,277
Courtyard Manhattan/Fifth Avenue	New York, NY	1990	185	41,832,000	2,575,000	44,407,000	240,038
The Lodge at Sonoma, a Renaissance Resort & Spa	Sonoma, CA	2001	182	32,430,000	486,000	32,916,000	180,857

TOTAL			6,119	$907,502,000	$84,313,000	$991,815,000	$162,088

(1)
As of December 31, 2005.

(2)
2006 budgeted capital expenditures represents capital expenditures regardless of whether they will be paid for through an escrow account or owner funding.

(3)
Total projected investments for each hotel is the gross book value of the hotel as of December 31, 2005 plus 2006 budgeted capital expenditures.

Recent Developments

              Chicago Marriott.    On March 24, 2006, we acquired the 1,192 room Chicago Marriott Downtown Magnificent Mile for a purchase price of $295 million plus approximately $11 million of net consideration in the form of an assumed property tax liability and other adjustments (or approximately $257,000 per room), including the assumption of $220 million of floating-rate debt. We intend to refinance the existing $220 million floating-rate loan with a 10-year 5.96% fixed-rate loan issued by Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC, one of the underwriters in this offering. The loan will be interest only for 3 1/2 years, after which, the principal will amortize using a 30-year amortization schedule. The new loan will be a limited recourse loan secured by a mortgage on the property. The remainder of the purchase price, after the application of our $10 million deposit, was financed by a $79.5 million short-term floating-rate loan made by Wachovia Investment Holdings, LLC, an affiliate of Wachovia Capital Markets, LLC, which we will repay with a portion of the net proceeds of this offering.

              This hotel earned $21 million of EBITDA on revenues of $84.3 million in 2005. The 2005 EBITDA is calculated as net income of $4.1 million plus interest expense of $8.9 million and depreciation of $8.2 million less an income tax benefit of $0.2 million.

	Fiscal Year
	2001	2002	2003	2004	2005
Room Revenue	$56,419,000	$53,984,000	$53,670,000	$54,070,000	$57,348,000
ADR	$176.11	$172.19	$170.32	$167.41	$184.44
Occupancy %	74.1%	70.9%	72.6%	74.4%	71.7%
RevPAR	$130.48	$122.07	$123.70	$124.62	$132.17

The foregoing table includes information for periods prior to our ownership provided to us by the sellers of the hotel.

              The hotel was built in 1978 and underwent extensive renovations that were completed in 2005.

              We believe the hotel has an excellent location on North Michigan Avenue in Chicago's famed shopping and entertainment district, the Magnificent Mile. The hotel is predominantly marketed to groups and individual business travelers who are seeking a premium full-service hotel located in the heart of this well-known district. According to the sellers' records, last year, over half of the rooms sold at the hotel were sold to corporate and association groups and roughly a quarter were sold to individual corporate travelers. The hotel has 60,000 square feet of flexible meeting space.

              We believe that supply and demand dynamics are very favorable in Chicago. For example, the number of hotel rooms added to downtown Chicago over the past five years has been very limited, averaging just over 1% per year. In addition, Chicago is a compelling location for conventions and other city-wide events and over the next few years should benefit from the displacement of conventions caused by Hurricane Katrina. We also believe that this hotel is an irreplaceable asset as the land acquisition and construction cost of building a new large hotel in downtown Chicago would be prohibitive.

              Refinancing of Courtyard Manhattan/Fifth Avenue.    We have a commitment from Lehman Brothers Bank to refinance the mortgage loan on the Courtyard Manhattan/Fifth Avenue that will mature in January 2007. Pursuant to this commitment, we expect to refinance the $23 million existing floating-rate loan with a $51 million fixed-rate loan that matures in 10 years. At the closing of the refinancing, the interest rate on the loan will be set based on the then current 10-year swap rate plus 90 basis points. We expect that the new fixed-rate loan will require principal repayments based on a 30-year amortization schedule following the first five years of payments of interest only. We expect to close this refinancing early in the second quarter of 2006.

Our Hotels

  Los Angeles Airport Marriott

              The Los Angeles Airport Marriott has 1,004 guestrooms, including 19 suites, and approximately 55,000 square feet of meeting space. The hotel attracts both business and leisure travelers due to its convenient location minutes from Los Angeles International Airport (LAX), the fourth busiest airport in the world. The property attracts large groups due to its significant amount of meeting space, guestrooms and parking spaces.

              The hotel was built in 1973 and the most recent material renovation occurred in 1999. We are presently planning a major renovation of the rooms (replacing soft goods and case goods), bathrooms and corridors in 2006.

              Competitor hotels include the Renaissance Los Angeles Airport, Radisson Hotel Los Angeles Airport, Sheraton Hotel Gateway Los Angeles International, Crowne Plaza Los Angeles International

Airport, Hilton Los Angeles Airport & Towers and the Westin Los Angeles Airport. In addition, this hotel faces competition from hotels at alternative airport locations. We believe the Los Angeles Airport sub-market is a highly competitive hotel market which fluctuates based on general economic trends and air traffic levels.

              We own a fee simple interest in the hotel.

	Fiscal Year
	2001	2002	2003	2004	2005
Room Revenue	$27,163,000	$23,332,000	$23,804,000	$27,883,000	$28,774,000
ADR	$118.12	$108.53	$92.75	$96.50	$101.99
Occupancy %	62.8%	57.7%	70.2%	79.1%	79.0%
RevPAR	$74.20	$62.64	$65.14	$76.30	$78.52

The foregoing table includes information for periods prior to our ownership provided to us by the prior owner.

  Salt Lake City Marriott Downtown

              The Salt Lake City Marriott Downtown has 510 guestrooms, including 6 suites, and approximately 22,300 square feet of meeting space. The hotel is located in downtown Salt Lake City across from the Salt Palace Convention Center near Temple Square. Demand for the hotel is generated primarily by the Convention Center, the Church of Jesus Christ of Latter-Day Saints, the University of Utah, government offices and nearby ski destinations. The hotel is connected to Crossroads Plaza Mall, which is expected to undergo a major reconstruction as part of a redevelopment that is expected to include the construction of up to 900 residential units. We believe the hotel will also benefit from the planned establishment by the Church of Jesus Christ of Latter-Day Saints of a major university, with enrollment of up to 10,000 students, near the hotel. While we believe that the Salt Lake City market has good growth prospects over the next few years, it currently is characterized by over-supply, leading to intense rate competition and lower RevPAR.

              The hotel was built in 1981 and, immediately prior to the 2002 Salt Lake Olympic games, the prior owner made significant capital improvements, including the replacement of soft goods in the guestrooms and a refurbishment of the lobby, ballroom and public space.

              We hold ground lease interests in the hotel and the extension that connects the hotel to Crossroads Plaza Mall. The term of the ground lease for the hotel runs through 2056, inclusive of five ten-year renewal options. The term of the ground lease for the extension of the hotel (containing approximately 1,078 square feet) runs through 2017, inclusive of the one remaining ten-year renewal option.

	Fiscal Year
	2001	2002	2003	2004	2005
Room Revenue	$13,917,000	$18,019,000	$14,504,000	$14,570,000	$15,778,000
ADR	$116.79	$130.82	$118.55	$115.51	$118.68
Occupancy %	64.2%	73.1%	65.9%	67.9%	71.4%
RevPAR	$74.97	$95.66	$78.13	$78.49	$84.76

The foregoing table includes information for periods prior to our ownership provided to us by the prior owner.

  Frenchman's Reef & Morning Star Marriott Beach Resort

              The Frenchman's Reef & Morning Star Marriott Beach Resort was recently voted "best resort hotel and best resort hotel with a view" by readers of Caribbean Travel & Life. It is a 17-acre resort hotel located in St. Thomas, U.S. Virgin Islands. The hotel is located on a cliff overlooking Charlotte

Amalie Bay and the Caribbean Sea. The hotel has 504 guestrooms, including 27 suites, and approximately 60,000 square feet of meeting space. The hotel caters primarily to tourists, but also attracts group business travelers.

              The Frenchman's Reef section of the resort was built in 1973 and the Morning Star section of the resort was built in 1984. Following severe damage from a hurricane, the entire resort was substantially rebuilt in 1996 as part of a $60 million capital improvement.

              Competitor hotels include the Wyndham Resorts Sugar Bay, Westin St. John Resort, and the Grand Beach Palace. In addition to these direct competitors, the Frenchman's Reef & Morning Star Marriott Beach Resort competes with many other Caribbean resort properties.

              We own a fee simple interest in the hotel.

	Fiscal Year
	2001	2002	2003	2004	2005
Room Revenue	$20,901,000	$21,677,000	$23,522,000	$24,853,000	$27,575,000
ADR	$188.28	$170.78	$171.49	$188.49	$200.18
Occupancy %	60.3%	69.0%	74.6%	71.5%	78.5%
RevPAR	$113.62	$117.83	$127.86	$134.73	$157.06

The foregoing table includes information for periods prior to our ownership provided to us by the prior owner.

  Renaissance Worthington

              The Renaissance Worthington is Fort Worth's only AAA Four Diamond hotel. It has 504 guestrooms, including 30 suites, and approximately 57,000 total square feet of meeting space. The hotel is located in downtown Fort Worth in Sundance Square, a sixteen-block retail area. It is also near Fort Worth's Convention Center, which hosts a wide range of events, including conventions, conferences, sporting events, concerts and trade and consumer shows.

              The hotel was opened in 1981 and underwent $4 million in renovations in 2002 and 2003.

              While the hotel does not currently face significant competition from its competitors, the City of Fort Worth has announced that it will heavily subsidize the construction of a new hotel to be managed by Omni to be built next to the convention center. We expect that hotel to become the Renaissance Worthington's primary competitor in the market. The Omni is scheduled to open in 2008.

              We acquired a fee simple interest in the hotel. A portion of the land under the parking garage (consisting of 0.28 acres of the entire 3.46 acre site) is subject to three co-terminous ground leases. Each of the ground leases extends to July 31, 2022 and provides for three successive renewal options of 15 years each. The ground leases provide for adjustments to the fixed ground rent payments every ten years during the term.

	Fiscal Year
	2001	2002	2003	2004	2005
Room Revenue	$17,215,000	$18,070,000	$17,502,000	$18,557,000	$21,422,000
ADR	$133.77	$132.88	$134.27	$138.55	$151.48
Occupancy %	70.1%	72.7%	71.1%	73.0%	76.9%
RevPAR	$93.84	$96.64	$95.40	$101.15	$116.45

The foregoing table includes information for periods prior to our ownership provided to us by the prior owner.

  Torrance Marriott

              The Torrance Marriott has 487 guestrooms, including 11 suites, and approximately 23,000 square feet of indoor and outdoor meeting space. The hotel is located in Los Angeles County in Torrance, California, a major automotive center. Three major Japanese automobile manufacturers, Honda, Nissan and Toyota, have their U.S. headquarters in the Torrance area and generate significant demand for the hotel. It is also adjacent to the Del Amo Fashion Center mall, one of the largest malls in America. The hotel benefits from the fact that hotel room supply growth in Los Angeles has remained at relatively low levels, averaging only 0.62 percent per year between 1992 and 2003.

              The hotel was completed in 1985. We have developed an intensive capital improvement and repositioning plan for this hotel and plan to replace the guestroom soft goods, renovate the lobby, food and beverage outlets and meeting space, and convert the gift shop to a Starbucks outlet. We also see an opportunity to introduce new concepts for two of the property's food and beverage outlets. We believe that our repositioning plan will allow this hotel to improve guest satisfaction, entice more group business, improve local catering sales and command higher rates.

              We own a fee simple interest in the hotel.

	Fiscal Year
	2001	2002	2003	2004	2005
Room Revenue	$15,837,000	$13,580,000	$13,171,000	$13,678,000	$14,194,000
ADR	$107.71	$91.69	$90.76	$99.63	$103.23
Occupancy %	82.9%	82.6%	81.9%	77.4%	80.9%
RevPAR	$89.34	$75.78	$74.30	$77.16	$83.49

The foregoing table includes information for periods prior to our ownership provided to us by the prior owner.

  Orlando Airport Marriott

              The Orlando Airport Marriott has 486 guestrooms, including 14 suites, and approximately 26,000 square feet of meeting space. The hotel has a resort-like setting yet is well-located in a successful commercial office park five minutes from the Orlando International Airport. The hotel serves predominantly business transient guests as well as small and mid-size groups that enjoy the hotel's amenities as well as its proximity to the highly efficient and well run airport. We believe that the long-term trends at this hotel are very favorable as new hotel construction in the Orlando Airport sub-market is minimal while the airport is one of the fastest growing airports in the country.

              The hotel was built in 1983. We have developed an extensive renovation plan for this hotel, which we believe will help position the hotel to capture higher-rated corporate transient business. We have also begun to implement a complete re-segmentation of the customer base of the hotel by replacing the large, low-rated airline crew segment with higher-rated transient and group business.

              We own a fee simple interest in the hotel.

	Fiscal Year
	2001(1)	2002	2003	2004	2005
Room Revenue	$14,121,000	$12,543,000	$11,602,000	$13,119,000	$14,166,000
ADR	$101.08	$89.25	$83.55	$88.42	$102.68
Occupancy %	79.1%	79.6%	78.6%	83.8%	78.1%
RevPAR	$79.93	$71.00	$65.67	$74.05	$80.19

(1)
Represents the period from July 1, 2000 through June 30, 2001.

The foregoing table includes information for periods prior to our ownership provided to us by the prior owner.

  Marriott Griffin Gate Resort

              Marriott Griffin Gate Resort is a 163-acre regional resort located north of downtown Lexington, Kentucky. The resort has 408 guestrooms, including 21 suites as well as 13,000 square feet of meeting space. The resort contains three distinct components: the seven story main hotel and public areas, the Griffin Gate Golf Club, with the Rees Jones-designed 18-hole golf course, and The Mansion (which was originally constructed in 1854 and was Lexington's first AAA 4-Diamond restaurant). The hotel is near all the area's major corporate office parks and regional facilities of a number of major companies such as IBM, Toyota, Lexel Corporation and Lexmark International. The hotel also is located in proximity to downtown Lexington, the University of Kentucky, the historic Keeneland Horse Track and the Kentucky Horse Park.

              The hotel was originally opened in 1981. In 2003, the prior owner, Marriott International, initiated a major renovation and repositioning of the resort, with an approximate $10 million capital improvement plan. We completed the renovation plan in 2005. The renovation included a complete guestroom and guestroom corridor renovation, as well as a renovation of the exterior façade. We also significantly renovated the public space at the hotel.

              We own a fee simple interest in the hotel, The Mansion, and most of the Griffin Gate Golf Club. However, there is a ground lease interest under approximately 54 acres of the golf course. The ground lease runs through 2033 (inclusive of four five-year renewal options), and contains a buyout right beginning at the end of the term in 2013 and at the end of each five-year renewal term thereafter. We are the sub-sublessee under another minor ground lease of land adjacent to the golf course, with a term expiring in 2020.

	Fiscal Year
	2001	2002	2003	2004	2005
Room Revenue	$9,806,000	$10,551,000	$10,667,000	$11,151,000	$11,645,000
ADR	$103.66	$99.91	$103.53	$110.10	$122.22
Occupancy %	63.7%	69.8%	69.4%	68.1%	63.8%
RevPAR	$66.03	$69.70	$71.83	$74.94	$78.00

The foregoing table includes information for periods prior to our ownership provided to us by the prior owner.

  Oak Brook Hills Marriott Resort

              In July 2005, we acquired the Oak Brook Hills Resort & Conference Center, replaced the existing manager with an affiliate of Marriott and re-branded the hotel as the Oak Brook Hills Marriott Resort. The resort has 384 guestrooms, including 37 suites. The hotel markets itself to national and regional conferences by providing over 40,000 square feet of meeting space at a hotel with a championship golf course that is convenient to both O'Hare and Chicago Midway airports and is near downtown Chicago. The resort is located in Oak Brook, Illinois.

              The hotel was built in 1987. We have begun an extensive renovation at the resort which we intend to complete during 2006. We will renovate the public space, meeting rooms, food and beverage outlets and guest rooms.

              The hotel is located on approximately 18 acres that we own in fee simple. The hotel is adjacent to an 18 hole, approximately 110 acre, championship golf course that we lease pursuant to a ground lease which has approximately 40 years remaining, including renewal terms. Rent for the entire initial term of the ground lease has been paid in full.

	Fiscal Year
	2001	2002	2003	2004	2005
Room Revenue	$11,596,000	$9,938,000	$9,099,000	$8,422,000	$8,762,000
ADR	$140.30	$131.66	$128.43	$121.95	$121.85
Occupancy %	59.0%	53.9%	50.5%	49.1%	51.0%
RevPAR	$82.73	$70.90	$64.83	$59.93	$62.13

The foregoing table includes information for periods prior to our ownership provided to us by the prior owner.

  Vail Marriott Mountain Resort & Spa

              The Vail Marriott Mountain Resort & Spa is located at the base of Vail Mountain in Vail, Colorado. The hotel has 346 guestrooms, including 61 suites, and approximately 21,000 square feet of meeting space.

              The hotel is approximately 150 yards from the Eagle Bahn Express Gondola, which transports guests to the top of Vail Mountain, the largest single ski mountain in North America, with over 5,289 acres of skiable terrain. The hotel is located in Lions Head Village, the center of which is currently undergoing a massive renovation to create a new European-inspired plaza which will include luxury condominiums and a small 36 room hotel, as well as equipment rentals, ski storage, lockers, ski and snowboard school, shopping and après ski restaurant and bar; dining and shopping opportunities; and a winter ice-skating plaza and entertainment venues. Vail Resorts is scheduling the renovation to be completed before the 2007-2008 season. In total, more than a billion dollars is being invested in the redevelopment of the town of Vail over the next few years and we are optimistic that this investment will increase the value of our hotel.

              The hotel opened in 1983 and underwent a luxurious renovation of the public space, guest rooms and corridors in 2002. We are currently planning on completing the renovation, of the meeting space and pre-function space over the next year.

              We own a fee simple interest in the hotel.

	Fiscal Year
	2001(1)	2002	2003	2004	2005
Room Revenue	$4,934,000	$9,846,000	$12,709,000	$14,418,000	$14,209,000
ADR	$219.74	$166.46	$173.94	$178.90	$192.06
Occupancy %	26.9%	63.1%	56.3%	60.0%	57.8%
RevPAR	$59.03	$104.99	$97.88	$107.42	$112.66

(1)
The hotel was closed for the second half of 2001 due to a serious fire at the hotel.

The foregoing table includes information for periods prior to our ownership provided to us by the prior owner.

  Marriott Atlanta Alpharetta

              The Marriott Atlanta Alpharetta is located in the city of Alpharetta, Georgia, approximately 22 miles north of Atlanta. Alpharetta is located in North Fulton County, a rapidly growing, very affluent county, which is characterized by being the national or regional headquarters of a number of large corporations and it contains a large network of small and mid-sized companies supporting these corporations. The hotel is located in the Windward Office Park near several major corporations, including ADP, AT&T, McKesson, Siemens, Nortel and IBM. The hotel provides all of the amenities that are desired by business guests and is one of the few full-service hotels in a market predominately characterized by chain-affiliated select-service hotels.

              The hotel opened in 2000 and is in excellent condition. The hotel includes 318 guestrooms and 9,000 square feet of meeting space.

              We own a fee simple interest in the hotel.

	Fiscal Year
	2001	2002	2003	2004	2005
Room Revenue	$7,859,000	$7,862,000	$7,852,000	$8,403,000	$9,334,000
ADR	$129.99	$119.37	$113.87	$121.20	$132.60
Occupancy %	52.2%	55.8%	59.6%	59.9%	60.6%
RevPAR	$67.90	$66.64	$67.84	$72.59	$80.42

The foregoing table includes information for periods prior to our ownership provided to us by the prior owner.

  Courtyard Manhattan/Midtown East

              The Courtyard Manhattan/Midtown East is located in Manhattan's East Side, on Third Avenue between 52nd and 53rd Streets. The hotel has 307 guestrooms and 1,500 square feet of meeting space.

              Prior to 1998, the building was used as an office building, but then was completely renovated and opened in 1998 as a Courtyard by Marriott. We will complete a complete guestroom and public space renovation in the first quarter of 2006. We also intend to add four new guestrooms as part of this renovation. We intend to target the higher end of the market as a result of many of these improvements.

              Competitor hotels include The Doubletree, The Crowne Plaza at the United Nations, The Roosevelt and Radisson. We compete with these hotels based on a number of factors, including location, brand, price, service and amenities, as well as property condition. We believe New York City is a highly competitive hotel market that has historically been fairly volatile, reflecting the overall business climate in New York City. Several hotels have recently been, or are being, converted into residential condominium units, and as a result, we believe these conversions will reduce the supply of upper-upscale hotel rooms in New York City.

              We own a fee simple interest in a commercial condominium unit, which includes a 47.725% undivided interest in the common elements in the 866 Third Avenue Condominium; the rest of the condominium is owned predominately (48.2%) by the building's other major occupant, Memorial Sloan-Kettering. The hotel occupies the lobby area on the 1st floor, all of the 12th-30th floors and its pro rata share of the condominium's common elements.

	Fiscal Year
	2001	2002	2003	2004	2005
Room Revenue	$16,513,000	$16,099,000	$14,898,000	$19,874,000	$22,693,000
ADR	$176.31	$168.79	$161.67	$199.43	$230.52
Occupancy %	83.8%	83.7%	82.5%	89.2%	87.9%
RevPAR	$147.77	$141.35	$133.32	$177.85	$202.52

The foregoing table includes information for periods prior to our ownership provided to us by the prior owner.

  Bethesda Marriott Suites

              Bethesda Marriott Suites is located in the Rock Spring Corporate Office Park near downtown Bethesda, Maryland, with convenient access to Washington, D.C.'s Beltway (I-495) and the I-270 Technology Corridor. Rock Spring Corporate Office Park contains several million feet of office space and includes companies such as Marriott and Lockheed Martin Corp., as well as the National Institute of Health. The hotel contains 274 guestrooms, all of which are suites, and 4,300 square feet of total meeting space.

              The hotel was built in 1990. We are currently completing the refurbishment of guestrooms, to reposition the hotel for higher-rated business.

              We hold a ground lease interest in the property. The current term of the ground lease will expire in 2087.

	Fiscal Year
	2001	2002	2003	2004	2005
Room Revenue	$10,713,000	$10,031,000	$10,918,000	$11,443,000	$12,414,000
ADR	$153.76	$138.89	$144.65	$153.74	$160.38
Occupancy %	69.9%	71.0%	75.7%	74.6%	77.4%
RevPAR	$107.41	$98.68	$109.47	$114.74	$124.13

The foregoing table includes information for periods prior to our ownership provided to us by the prior owner.

  SpringHill Suites Atlanta Buckhead

              The SpringHill Suites Atlanta Buckhead is located in the heart of the Buckhead submarket of Atlanta, Georgia. Buckhead is one of the country's largest urban mixed-use development areas, combining major office, retail, hotel, restaurant/entertainment and high-rise residential development within its commercial core area.

              The hotel is newly constructed and first opened for business in July 2005. We purchased the hotel upon opening from the developer of the hotel.

              We own a fee simple interest in this 220-room all-suite hotel. The hotel also has 2,000 square feet of meeting space.

Fiscal Year 2005(1)
Room Revenue	$2,421,000
ADR	$103.19
Occupancy %	65.8%
RevPAR	$67.92

(1)
The hotel was newly built and commenced operations on July 1, 2005. Hotel statistics are presented for our ownership period for which commenced on July 22, 2005.

  Courtyard Manhattan/Fifth Avenue

              The Courtyard Manhattan/Fifth Avenue is located on 40th Street, just off of Fifth Avenue in Midtown Manhattan, across the street from the New York Public Library. The hotel is situated in a convenient tourist and business location. It is within walking distance from Times Square, Broadway theaters, Grand Central Station, Rockefeller Center and the Empire State Building.

              The hotel opened in 1990 as a Journey's End-branded hotel and has since changed brands a number of times. The prior owner of the hotel invested $3.7 million in 1999 to refurbish the hotel and convert it to a Clarion brand pursuant to a five-year agreement. Upon the end of that agreement, the hotel operated under the name Hotel 5A, a non-franchised brand. We believe the hotel's lack of strong brand affiliation adversely impacted operating results. In 2004, the previous owner engaged a national brokerage firm to market the hotel for sale and, through our senior management team's relationship with the broker, we learned about the opportunity to purchase this hotel before it was broadly marketed.

              Between the time we learned of the opportunity to purchase the hotel and the bid date, we informed Marriott of this opportunity, and Marriott agreed to work with us on an exclusive basis to determine if the hotel was physically suitable to be converted to a Courtyard by Marriott hotel brand. The hotel was operating at a significant discount to the comparably located Courtyard Manhattan/Midtown East, located at 366 Third Avenue. The ADR at the hotel in 2004 was $58 lower than that of the Courtyard Manhattan/Midtown East in 2004. Prior to the bid date, we worked with Marriott to develop a significant rebranding, renovation and repositioning plan to convert the hotel to a Courtyard by Marriott and take advantage of the hotel's excellent location and the strength of the Marriott brand. Marriott provided $1 million of Key Money to enter into a long-term hotel management agreement with Marriott. We submitted a bid, won the bid process and acquired the hotel in December 2004, and the hotel was re-branded as a Courtyard by Marriott in January 2005.

              We are completing significant capital improvements in 2005 and 2006 in connection with the re-branding, renovation and repositioning plan. The capital improvement plan included a complete soft goods renovation of the guestrooms, purchasing new furniture and bedding for the guestrooms, renovation of the bathrooms with granite vanity tops, installation of a new exercise facility, construction of a boardroom meeting space and modifications to make the hotel more accommodating to persons with disabilities.

              We hold a ground lease interest in the hotel. The term of the ground lease expires in 2085, inclusive of one 49-year extension. The hotel includes 185 guestrooms.

	Fiscal Year
	2001	2002	2003	2004	2005
Room Revenue	$7,625,000	$7,842,000	$7,134,000	$8,412,000	$11,326,000
ADR	$155.44	$139.14	$129.11	$140.68	$212.87
Occupancy %	71.1%	81.5%	80.1%	89.3%	84.5%
RevPAR	$110.53	$113.37	$103.41	$126.09	$179.83

The foregoing table includes information for periods prior to our ownership provided to us by the prior owner.

  The Lodge at Sonoma, a Renaissance Resort & Spa

              The Lodge at Sonoma, a Renaissance Resort & Spa, is located in the heart of the Sonoma Valley wine country, 45 miles from San Francisco, in the town of Sonoma, California. Numerous wineries are located within a short driving distance from the resort. The area is served by the Sacramento, Oakland and San Francisco airports. The resort is readily accessible by a variety of local, county, and state highways, including Highway 101. Leisure demand is generated by Sonoma Valley and Napa Valley wine country attractions. Group and business demand is primarily generated from companies located in San Francisco and the surrounding Bay Area, and some ancillary demand is generated from the local wine industry.

              We own a fee simple interest in the hotel, which is comprised of the main two-story Lodge building, including 76 guestrooms and 18 separate cottage buildings, containing the remaining 102 guestrooms and 4 suites. The Raindance Spa is located in a separate two-story building at the rear of the cottages. The hotel also has 22,000 square feet of meeting and banquet space.

	Fiscal Year
	2001(1)	2002	2003	2004	2005
Room Revenue	$5,031,000	$7,117,000	$7,626,000	$8,084,000	$9,543,000
ADR	$168.03	$180.00	$190.74	$187.34	$204.03
Occupancy %	48.9%	58.6%	60.4%	65.1%	70.4%
RevPAR	$82.11	$105.41	$115.12	$122.03	$143.65

(1)
The hotel opened on January 27, 2001.

The foregoing table includes information for periods prior to our ownership provided to us by the prior owner.

Mortgage Debt

              As of December 31, 2005, we had approximately $416.4 million of outstanding mortgage debt. The following table sets forth our mortgage debt obligations on our hotels.

Property	Principal Balance	Prepayment Penalties	Interest Rate	Maturity Date	Amortization Provisions	Balance at Maturity(12)
Bethesda Marriott Suites	$19,305,400	Yes(1)	7.69%	2/23	25 years	$—
Frenchman's Reef & Morning Star Marriott Beach Resort	62,500,000	No(2)	5.44%	8/15	30 years(3)	58,015,332
Marriott Griffin Gate Resort	30,442,250	Yes(4)	5.11%	1/10	25 years	27,691,231
Los Angeles Airport Marriott	82,600,000	No(2)	5.30%	7/15	Interest Only	82,600,000
Courtyard Manhattan/Fifth Avenue	23,000,000	No(5)	LIBOR + 2.70%(6)	1/07(7)	Interest Only	23,000,000
Courtyard Manhattan/Midtown East	44,130,896	No(8)	5.195%	12/09	25 years	40,166,163
Orlando Airport Marriott	59,000,000	No(2)	5.68%	12/15	30 years(9)	54,949,085
Salt Lake City Marriott Downtown	38,016,189	Yes(8)	5.50%	12/14	20 years(10)	25,066,672
Renaissance Worthington	57,400,000	No(2)	5.40%	7/15	30 years(11)	52,362,448

Total	$416,394,735					$363,850,931

(1)
The debt may be prepaid. If it is prepaid prior to August 2012, it is subject to a prepayment fee equal to the greater of (i) one percent of the outstanding principal amount or (ii) a yield maintenance premium determined as set forth in the Deed of Trust.

(2)
Prepayment of the debt on the Los Angeles Airport Marriott, Renaissance Worthington and Orlando Airport Marriott is not permitted until the earlier of (i) two years after securitization (the lender intends to sell all or a portion of the debt through one or more public offerings) or (ii) four years from the closing date. Thereafter, we may pay a defeasance deposit in lieu of a prepayment of the debt. Prepayment in full will be permitted at par on the last three payment dates before the maturity date. For the loan secured by the mortgage on Frenchman's Reef & Morning Star Marriott Beach Resort, we may release the lien of mortgage through a defeasance deposit at any time after the earlier of (i) two years after securitization or (ii) thirty months after the closing date of the loan.

(3)
The debt has a three-year interest only period. After the expiration of that period, the debt will amortize based on a thirty-year schedule.

(4)
We may not prepay the loan without the express written consent of the lender, and we have no right to prepay the debt until October 2009. Notwithstanding the foregoing, if the lender accepts prepayment of the debt prior to October 2009, we must pay a penalty equal to the greater of (i) 1% of the outstanding principal and (ii) the present value, as of the prepayment calculation date, of a series of monthly payments over the remaining term of the loan, each equal to the amount of interest that would be due on the portion of the loan being prepaid, assuming an annual interest rate of 5.11% over the discounted reinvestment yield, as such term is defined in the agreement.

(5)
The debt may be prepaid at par.

(6)
Rate is 7.075% as of December 31, 2005. We have entered into an interest rate cap agreement on this debt. Breakage fees may be payable if the debt is repaid.

(7)
The debt allows for three one-year extensions provided that certain conditions are met.

(8)
The debt may not be prepaid until three months prior to the maturity date of the mortgage loan (the "Prepayment Release Date"). For Salt Lake City Marriott Downtown, we may prepay the loan on or after the Prepayment Release Date without payment of fees. However, we must pay to the lender, simultaneously with such prepayment, the interest that would have accrued on the outstanding principal balance of the loan at the regular interest rate through the end of the interest period in which such prepayment occurs.

(9)
The debt has a five-year interest only period. After the expiration of that period, the debt will amortize based on a thirty-year schedule.

(10)
There is an accelerated amortization provision based on a predetermined formula of available cash flow.

(11)
The debt has a four-year interest only period. After the expiration of that period, the debt will amortize based on a thirty-year schedule.

(12)
Assuming no unscheduled payments have been made on the principal in advance of its due date.

OUR PRINCIPAL AGREEMENTS

              The following summary of the terms of our principal agreements does not purport to be complete and is subject to and qualified in its entirety by reference to the actual agreements, copies of which are exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

Our Hotel Management Agreements

              We are a party to hotel management agreements with Marriott for fourteen of the fifteen properties owned as of December 31, 2005. The fifteenth hotel, the Vail Marriott Mountain Resort & Spa, is managed by an affiliate of Vail Resorts and is under a long-term franchise agreement with Marriott. Marriott is responsible for (i) the hiring of certain executive level employees, subject to certain veto rights, (ii) training and supervising the managers and employees required to operate the properties and (iii) purchasing supplies, for which we generally will reimburse Marriott. Marriott provides centralized reservation systems, national advertising, marketing and promotional services, as well as various accounting and data processing services. Marriott also prepares and implements annual operations budgets subject to our review and approval. Each of our management agreements limits our ability to sell, lease or otherwise transfer the hotels unless the transferee (i) is not a competitor of the manager, (ii) assumes the related management agreements and (iii) meets specified other conditions.

  Term

              The following table sets forth the effective date, initial term and number of renewal terms under the respective hotel management agreements for each of our hotels. Generally, the term of the hotel management agreements generally automatically renew for a negotiated number of consecutive periods upon the expiration of the initial term unless the property manager gives notice to us of its election not to renew the hotel management agreement.

	Date of Agreement	Initial Term	Number of Renewal Terms
The Lodge at Sonoma, a Renaissance Resort & Spa	10/2004	20 years	One ten-year period
Courtyard Manhattan/Midtown East	11/2004	30 years	Two ten-year periods
Salt Lake City Marriott Downtown	12/2001	30 years	Three fifteen-year periods
Courtyard Manhattan/Fifth Avenue	01/2005	30 years	None
Marriott Griffin Gate Resort	12/2004	20 years	One ten-year period
Bethesda Marriott Suites	12/2004	21 years	Two ten-year periods
Torrance Marriott	1/2005	40 years	None
Marriott Atlanta Alpharetta	9/2000	30 years	Two ten-year periods
Frenchman's Reef & Morning Star Marriott Beach Resort	9/2000	30 years	Two ten-year periods
Los Angeles Airport Marriott	9/2000	30 years	Two ten-year periods
Renaissance Worthington	9/2000	30 years	Two ten-year periods
Vail Marriott Mountain Resort & Spa	6/2005	15 1/2 years	None
SpringHill Suites Atlanta Buckhead	7/2005	30 years	Two ten-year periods
Oak Brook Hills Marriott Resort	7/2005	30 years	None
Orlando Airport Marriott	11/2005	30 years	None

  Amounts Payable under our Hotel Management Agreements

              Under our current hotel management agreements, the property manager receives a base management fee and, if certain financial thresholds are met or exceeded, an incentive management fee. The base management fee is generally payable as a percentage of gross hotel revenues for each fiscal year. The incentive management fee is generally based on hotel operating profits and is typically equal to between 20% and 25% of hotel operating profits but the fee only applies to that portion of hotel operating profits above a negotiated return on our invested capital. We refer to this excess of operating profits over a return on our invested capital as "available cash flow."

              The following table sets forth the base management fee and incentive management fee, generally due and payable each fiscal year, for each of our properties:

	Base Management Fee(1)	Incentive Management Fee(2)
Courtyard Manhattan/Midtown East	5%	25%(3)
Torrance Marriott	3%	20%(4)
Salt Lake City Marriott Downtown	3%	Not more than 20%(5)
Marriott Griffin Gate Resort	3%	20%(6)
Bethesda Marriott Suites	3%	50%(7)
Courtyard Manhattan/Fifth Avenue	5%(8)	25%(9)
The Lodge at Sonoma, a Renaissance Resort & Spa	3%	20%(10)
Marriott Atlanta Alpharetta	3%	25%(12)
Frenchman's Reef & Morning Star Marriott Beach Resort	3%	25%(13)
Los Angeles Airport Marriott	3%	25%(14)
Renaissance Worthington	3%	25%(15)
Vail Marriott Mountain Resort & Spa	3%	20%(16)
SpringHill Suites Atlanta Buckhead	5%(11)	25%(17)
Oak Brook Hills Marriott Resort	3%	20% or 30%(18)
Orlando Airport Marriott	3%	20% or 25%(19)

(1)
As a percentage of gross revenues.

(2)
Based on a percentage of hotel operating profits above a negotiated return on our investment capital as more fully described in the following footnotes.

(3)
Calculated as a percentage of operating profits in excess of 10.75% of the sum of (i) $73.7 million and (ii) the amount of certain capital expenditures.

(4)
Calculated as a percentage of operating profits in excess of the sum of (i) $7.5 million and (ii) 10.75% of certain capital expenditures.

(5)
The incentive management fee is equal to the available cash flow for each fiscal year, subject to a cap of 20% of operating profit for such fiscal year. Commencing with the fiscal year 2002, the operating profit with respect to each fiscal year is reduced by an amount equal to 10.75% of all material capital expenditures funded by the TRS lessee; provided that the material capital expenditures are included in the calculation of the incentive management fee with respect to the fiscal year or fiscal years during which such expenditures occurred (on a pro rata basis).

(6)
Calculated as a percentage of operating profits in excess of the sum of (i) $5.5 million and (ii) 10.75% of certain capital expenditures.

(7)
Calculated as a percentage of operating profits in excess of the sum of (i) the payment of certain loan procurement costs, (ii) 10.75% of certain capital expenditures, (iii) an agreed-upon return on certain expenditures and (iv) the value of certain amounts paid into a reserve account established for the replacement, renewal and addition of certain hotel goods.

(8)
The base management fee will be equal to 5.5% of gross revenues for fiscal years 2010 through 2014 and 6% for fiscal year 2015 and thereafter until the expiration of the agreement. Also, beginning in 2007, the base management fee may increase to 5.5% at the beginning of the next fiscal year if operating profits equal or exceed $4.7 million, and beginning in 2011, the base management fee may increase to 6.0% at the beginning of the next fiscal year if operating profits equal or exceed $5.0 million.

(9)
Calculated as a percentage of operating profits in excess of 12% of the sum of (i) $38.8 million and (ii) the amount of certain capital expenditures, less 5% of the total real estate tax bill (for as long as the hotel is leased to a party other than the manager).

(10)
Calculated as a percentage of operating profits in excess of the sum of (i) $3.6 million and (ii) 10.75% of capital expenditures.

(11)
The base management fee will be equal to 6% of gross revenues for fiscal years 2008 through 2016 and 6.5% of gross revenues thereafter. In the event that the property's operating profit is below certain thresholds in 2006 and 2007, the base management fee may be reduced by up to $100,000 per year. In addition, in the event that the hotel's operating profit is above certain thresholds starting in 2008, the base management fee will be increased to 6.5% and if the hotel's operating profit is above an additional threshold starting in 2012, the base management fee will be increased to 7.0%

(12)
Calculated as a percentage of operating profits in excess of the sum of (i) $4.1 million and (ii) 10.75% of certain capital expenditures.

(13)
Calculated as a percentage of operating profits in excess of the sum of (i) $8.4 million and (ii) 10.75% of certain capital expenditures.

(14)
Calculated as a percentage of operating profits in excess of the sum of (i) $9.4 million and (ii) 10.75% of certain capital expenditures.

(15)
Calculated as a percentage of operating profits in excess of the sum of (i) $7.6 million and (ii) 10.75% of certain capital expenditures.

(16)
Calculated as a percentage of operating profits in excess of 11% of our invested capital. The incentive management fee rises to 25% if the hotel achieves operating profits in excess of 15% of our invested capital.

(17)
Calculated as a percentage of operating profits in excess of the sum of (i) $4.1 million and (ii) 12% of certain capital expenditures and pre-conversion expenses.

(18)
Calculated as a percentage of operating profits in excess of the sum of (i) $8.1 million and (ii) 10.75% of certain capital expenditures. The percentage of operating profits is 20% except from 2011 through 2025 when it is 30%.

(19)
Calculated as a percentage of operating profits in excess of 10.75% of our acquisition costs plus certain capital expenditures. We estimate that the threshold will be approximately $9 million. The percentage of operating profits is 20% except from 2011 through 2025 when it is 25%.

              We paid $8,107,902 and $260,724 of management fees during the year ended December 31, 2005 and the period from May 6, 2004 (inception) to December 31, 2004. The management fees for the year ended December 31, 2005 consisted of $634,000 of incentive management fees and $7,473,902 of base management fees. All management fees earned during the period from May 6, 2004 (inception) to December 31, 2004 were base management fees.

  Termination Events

              Subject to the following exceptions, the hotel management agreements covering our hotels generally are non-terminable by us or the property manager.

              Early Termination.    Subject to certain qualifications, including based on materiality, our hotel management agreements are generally terminable upon (i) casualty or condemnation of the hotel or (ii) the occurrence of certain events of default. If an event of default occurs and continues beyond the grace period set forth in the hotel management agreement, the non-defaulting party generally has, among other remedies, the option of terminating the applicable hotel management agreement, upon notice to the other party.

              Performance Termination.    Except for the Salt Lake City Marriott Downtown, all of our hotel management agreements are generally terminable by us earlier than the stated term, subject to certain limitations, as a result of the failure of the hotel to meet certain market and financial performance thresholds over a period of two consecutive years. In the event a performance termination is issued, the property manager may avoid termination of the agreement by making a cure payment to us. Most of our agreements do not provide for a performance termination right during the first five to seven years. The hotel management agreement for Salt Lake City Marriott Downtown does not provide for performance-based termination by us.

  Sale or Lease of a Hotel

              The hotel management agreements with Marriott generally do not permit us to sell or lease the hotel to any person or entity that the property manager determines in its reasonable judgment:

  •
  does not meet certain financial and liquidity requirements;

  •
  is known in the community as being of bad moral character or has been convicted, or is under the control of a person or entity that has been convicted, of a felony;

  •
  is a competitor with Marriott or any Marriott affiliate; or

  •
  is a "specially designated national or blocked person," as that term is defined by the U.S. Department of Treasury's Office of Foreign Assets Control.

              The hotel management agreement covering the Vail Marriott Mountain Resort & Spa provides that we generally may not sell the hotel to any person or entity that the property manager determines:

  •
  has been convicted of a felony in any state or federal court or any foreign jurisdiction;

  •
  does not have sufficient financial resources to perform its obligations under the hotel management agreement;

  •
  is a competitor of the property manager or any affiliate of the property manager in the operation (as distinct from mere ownership) of hotels and/or resorts;

  •
  does not enter into an assumption agreement reasonably satisfactory to the property manager, pursuant to which such person assumes all of our obligations under the hotel management agreement; or

  •
  is generally recognized in the community as being a person with whom a prudent businessperson would not wish to associate in a commercial venture.

              Most, but not all of our Marriott management agreements, contain a right of first offer, by which, if we decide to sell the hotel, we are required to notify Marriott and they are free to make an offer to buy the hotel before we market the hotel to third parties. We are free to take Marriott's offer or reject it and have no obligation to return to Marriott if we decide to sell the property for a price less than Marriott's offer.

  TRS Lessee, or TRS, Obligations

              The hotel management agreements covering our hotels generally require us to fund working capital needs, fixed asset supplies, capital expenditures and any operating losses. Furthermore, the financing of each hotel cannot exceed certain debt service coverage ratios. The hotel management agreements generally also require that the hotel meet the property manager's system standards regarding physical, operational and technological components of the applicable hotel.

  Insurance

              Most of our hotel management agreements generally provide that we are responsible for obtaining and maintaining property insurance, business interruption insurance, flood insurance, earthquake insurance (if the hotel is located in an "earthquake prone zone" as determined by the U.S. Geological Survey) and other customary types of insurance related to hotels and the manager is responsible for obtaining general liability insurance, workers' compensation and employer's liability insurance.

  Damage to Hotels

              The hotel management agreements generally provide that if the hotel suffers a "minor casualty," which is defined as repair or replacement cost that does not exceed a specified percentage of the then applicable replacement cost of the hotel, the property manager is required to proceed with necessary insurance claims and repair any such minor damage. In the event of a "total casualty," the agreement is generally terminable at the option of either party upon 90 days written notice to the other party. For any damage events that are more severe than minor but not a "total casualty," we are generally required at our cost and expense, and with all reasonable diligence, to repair and/or replace the damaged portion of the property to the same condition as it had existed previously. A "total casualty" is generally defined as any fire or other casualty that results in damage to the hotel and its contents to the extent that the total cost of repairing and/or replacing the damaged portion of the hotel to the same condition as it had existed previously would be, depending on the agreement, more than 25%, 30% or 40% of the then-total replacement cost of the hotel.

  Condemnation of a Property

              The hotel management agreements generally provide that if all or substantially all of the hotel is taken (or a portion of the hotel is taken, but the result is that it is unreasonable to continue to operate the hotel) in any eminent domain, condemnation, compulsory acquisition, or similar proceeding, the agreement will terminate and each party will have the right to initiate proceedings to recover compensation for such taking.

  Indemnity Provisions

              The hotel management agreements generally provide that the property manager will indemnify us for any liabilities stemming from the general corporate matters of the property manager or its majority-owned affiliates, to the extent such matters are not directly and primarily related to the hotel, and infringement and other claims relating to trademarks related to the property manager with respect to the applicable hotel, among other things. In addition to the liabilities above, the hotel management agreement for Salt Lake City Marriott Downtown also provides that the property manager will indemnify us for any liabilities stemming from a failure to maintain adequate insurance coverage and the bad faith or willful misconduct of the property manager's agents or employees, in both cases, to the extent such liability exceeds the insurance proceeds available to pay such claims.

              We are generally responsible for indemnifying the property manager against liabilities arising from:

  •
  a failure to procure and maintain insurance that we are required to procure and maintain under the hotel management agreements;

  •
  a failure to make mortgage payments; and

  •
  the presence of hazardous materials on the site of the hotel, except where such hazardous materials are the result of the gross negligence or willful misconduct of a member of the property manager's executive team for that particular hotel, in which case the property manager will indemnify us against any liabilities arising from the presence of hazardous materials on the site of the hotel.

              In the case of the hotel management agreement for Salt Lake City Marriott Downtown, (i) the property manager is responsible for indemnifying us against liabilities arising from the placing, discharge, leakage, use or storage of hazardous materials, in violation of applicable environmental laws, at the hotel by the property manager's employees, representatives or agents and (ii) to the extent hazardous material is not the responsibility of the property manager, we are responsible for removing such hazardous material from the hotel and indemnifying the property manager against liabilities arising from the presence of such hazardous material at the hotel.

              The hotel management agreement covering the Vail Marriott Mountain Resort & Spa generally provides that the property manager will indemnify us against any liabilities:

  •
  arising from the management and operation of the hotel by the property manager, but only insofar as such liabilities are caused by the gross negligence, willful misconduct or fraud of the property manager's corporate employees;

  •
  not covered by insurance (or subject to a deductible or self-insurance retention) related to the gross negligence, willful misconduct or fraud of the person employed as the general manager of the property; or

  •
  arising as a result of the presence on or under, or escape, seepage, leakage or spillage, discharge, emission or release from the hotel of any hazardous materials or contamination of elements of the hotel by hazardous materials, but only to the extent such liabilities are caused by the gross negligence, willful misconduct or fraud of the property manager's corporate employees or the person employed as the general manager of the property.

              The hotel management agreement covering the Vail Marriott Mountain Resort & Spa generally provides that we are generally responsible for indemnifying the property manager against liabilities arising from:

  •
  the ownership, construction, renovation, management or operation of the hotel;

  •
  the presence on or under, or escape, seepage, leakage or spillage, discharge, emission or release from the hotel of any hazardous materials or contamination of elements of the hotel by hazardous materials;

  •
  the holding of the liquor license for the hotel; or

  •
  the termination of any hotel employee in connection with the termination of the hotel management agreement.

Chicago Marriott Management Agreement

              In connection with our acquisition of the Chicago Marriott, we entered into a new hotel management agreement with Marriott as the hotel manager. The new agreement is identical in every material respect with the prior agreement, except for the names of the parties and Marriott exercised its first three renewal options. The initial term expires in December 2038 and can be automatically extended for two additional periods of ten years each. Under this hotel management agreement, Marriott receives a base management fee of 3% of gross revenue as well as an incentive management fee of 20% of hotel operating profits. Unlike all of our other management agreements, the incentive management fee is calculated on the entire operating profit as there is no "owner's priority" and the incentive management fee does not deduct the base management fee from the calculation of hotel operating profits. This agreement may be terminated by Marriott upon the expiration of the initial term or any renewal term upon eighteen months written notice. This agreement may not be terminated by us and does not provide for any performance termination right.

Our Hotel Franchise Agreement

              With respect to the Vail Marriott Mountain Resort & Spa, our TRS lessee entered into a franchise agreement with Marriott International,  Inc. that expires on December 17, 2021. The franchise agreement is generally non-terminable by us or by Marriott except upon an event of default or in the case of certain events of casualty or condemnation.

              In connection with the franchise agreement, our TRS lessee pays Marriott a franchise fee equal to 6% of gross room sales and 3% of gross food and beverage sales. In addition, our TRS lessee pays Marriott an amount equal to 1% of gross room and 1% of gross room sales for use in chain-wide advertising, promotions and sales.

              The franchise agreement restricts our ability to directly or indirectly transfer the hotel. In the event of a direct transfer of the hotel to a competitor of Marriott, Marriott may exercise a right of first refusal to acquire the hotel. In the event of an indirect transfer of the hotel (including the acquisition of more than a 20% interest in DiamondRock Hospitality Company) to a competitor of Marriott, Marriott may acquire the hotel at a price determined pursuant to a formula. In the event of a direct transfer of the hotel to an entity that is not a competitor of Marriott, Marriott may either approve or disapprove of the transfer. If Marriott approves of the transfer, the transferee shall enter into a new agreement with Marriott, pay Marriott an application fee and submit to a property improvement plan for the hotel. If Marriott does not approve of the transfer and the transfer is consummated, Marriott may seek various remedies including liquidated damages. In the event of an indirect transfer of the hotel (including the acquisition of more than a 20% interest in DiamondRock Hospitality Company) to a person not a competitor of Marriott, Marriott may either purchase the hotel at a price set by arbitration, terminate the franchise agreement and collect liquidated damages or consent to the transfer.

Our TRS Leases

              In order for us to qualify as a REIT, none of the company, the operating partnership or any subsidiary can operate our hotels. Our operating partnership, or subsidiaries of our operating partnership, as lessors, lease our hotels to our TRS lessee and our TRS lessees enter into hotel management agreements with third-party managers to manage the hotels. One exception to this general rule is Frenchman's Reef & Morning Star Marriott Beach Resort, which is owned directly by a TRS that entered into a hotel management agreement. We have engaged a Marriott affiliate as the property manager for each of our hotels except for the Vail Marriott Mountain Resort & Spa, which is subject to a franchise agreement with Marriott. The leases are 5 year leases with provisions typical for an arms length lease entered into by unrelated parties.

Our Ground Lease Agreements

              Three of our hotels are subject to ground lease agreements that cover all of the land underlying the respective hotel:

  •
  The Bethesda Marriott Suites hotel is subject to a ground lease that runs until 2087. There are no renewal options.

  •
  The Courtyard Manhattan/Fifth Avenue is subject to a ground lease that runs until 2085, inclusive of one 49-year renewal option.

  •
  The Salt Lake City Marriott Downtown is subject to two ground leases: one ground lease covers the land under the hotel and the other ground lease covers the portion of the hotel that extends into the Crossroads Plaza Mall. The term of the ground lease covering the land under the hotel runs through 2056, inclusive of our renewal options, and the term of the ground lease covering the extension runs through 2017, inclusive of the remaining ten-year renewal option.

              In addition, part of one of the parking garages adjacent to one of our hotels is subject to a ground lease agreement:

  •
  A portion of the parking garage relating to the Renaissance Worthington is subject to three ground leases that cover, contiguously with each other, approximately one-fourth of the land on which the parking garage is constructed. Each of the ground leases has a term that runs through July 2067, inclusive of the three 15-year renewal options.

              Finally, two of the golf courses adjacent to two of our hotels are subject to ground lease agreements:

  •
  The golf course which is part of the Marriott Griffin Gate Resort is subject to a ground lease covering approximately 54 acres. The ground lease runs through 2033, inclusive of our renewal options. We have the right, beginning in 2013 and upon the expiration of any 5-year renewal term, to purchase the property covered by such ground lease for an amount ranging from $27,500 to $37,500 per acre, depending on which renewal term has expired. The ground lease also grants us the right to purchase the leased property upon a third party offer to purchase such property on the same terms and conditions as the third party offer. We are also the sub-sublessee under another minor ground lease of land adjacent to the golf course, with a term expiring in 2020.

  •
  The golf course which is part of the Oak Brook Hills Marriott Resort is subject to a ground lease covering approximately 110 acres. The ground lease runs through 2045 including renewal options.

              These ground leases generally require us to make rental payments (including a percentage of gross receipts as percentage rent with respect to the Courtyard Manhattan/Fifth Avenue ground lease) and payments for all, or in the case of the ground leases covering the Salt Lake City Marriott Downtown extension and a portion of the Marriott Griffin Gate Resort golf course, our tenant's share of, charges, costs, expenses, assessments and liabilities, including real property taxes and utilities. Furthermore, these ground leases generally require us to obtain and maintain insurance covering the subject property.

              The following table reflects the annual base rents of our ground leases:

Property	Term(1)	Annual Rent
Ground leases under hotels
Bethesda Marriott Suites	Through 10/87	$390,015(2)
Courtyard Manhattan/Fifth Avenue(3)(4)	10/97-9/07	800,000
	10/07-9/17	906,000
	10/17-9/27	1,132,812
	10/27- 9/37	1,416,015
	10/37-9/47	1,770,019
	10/47-9/57	2,212,524
	10/57-9/67	2,765,655
	10/67-9/77	3,457,069
	10/77-9/85	4,321,336
Salt Lake City Marriott Downtown
(Ground Lease for Hotel)	Through 12/56	Greater of $132,000 or 2.6% of annual gross room sales
(Ground Lease for Extension)	Through 12/07	9,343
	1/08-12/12	10,277
	1/13-12/17	11,305
Ground leases under parking garage
Renaissance Worthington	Through 7/12	36,613
	8/12-7/22	40,400
	8/22-7/37	46,081
	8/37-7/52	51,764
	8/52-7/67	57,444
Ground leases under golf course
Marriott Griffin Gate Resort	9/03-8/08	90,750
	9/08-8/13	99,825
	9/13-8/18	109,800
	9/18-8/23	120,750
	9/23-8/28	132,750
	9/28-8/33	147,000
Oak Brook Hills Marriott Resort	10/85-9/25	1(5)

(1)
These terms assume our exercise of all renewal options.

(2)
Represents rent for the year ended December 31, 2005. Rent will increase annually by 5.5%.

(3)
The ground lease term is 49 years. We have the right to renew the ground lease for an additional 49 year term on the same terms then applicable to the ground lease.

(4)
The total annual rent includes the fixed rent noted in the table plus a percentage rent equal to 5% of gross receipts for each lease year, but only to the extent that 5% of gross receipts exceeds the minimum fixed rent in such lease year.

(5)
We have the right to extend the term of this lease for two consecutive renewal terms of ten years each with rent at then market value.

              Subject to certain limitations, an assignment of the ground leases covering the Courtyard Manhattan/Fifth Avenue and a portion of the Marriott Griffin Gate Resort golf course and the Oak Brook Hills Marriott Resort golf course do not require the consent of the ground lessor. With respect to the ground leases covering the Salt Lake City Marriott Downtown hotel and extension and Bethesda Marriott Suites, any proposed assignment of our leasehold interest as ground lessee under the ground lease requires the consent of the applicable ground lessor. As a result, we may not be able to sell, assign, transfer or convey our ground lessee's interest in any such property in the future absent the consent of the ground lessor, even if such transaction may be in the best interests of our stockholders.

MANAGEMENT

Our Directors and Senior Executive Officers

              Our board of directors consists of six directors, four of whom are independent directors in accordance with the listing standards established by the NYSE. Our directors serve for one-year terms and until their successors are duly elected and qualified. There is no cumulative voting in the election of directors. Consequently, at each annual meeting the successors to each of our six directors will be elected by a plurality of the votes cast at that meeting. Each of our executive officers has served as such since our inception in May 2004, except for Sean M. Mahoney, who has served as an executive officer since August 2004. Each of our directors has served as such since completion of our July 2004 private placement, except for Messrs. McCarten and Williams, who have served as directors since May 2004 and June 2004, respectively. Certain information regarding our directors and senior executive officers is set forth below.

Name	Age	Position
William W. McCarten	57	Chairman of the Board, Chief Executive Officer and Director
John L. Williams	54	President, Chief Operating Officer and Director
Daniel J. Altobello*(1)(2)(3)	65	Director
W. Robert Grafton*(1)(2)(4)	64	Lead Director
Gilbert T. Ray*(2)(3)	61	Director
Maureen L. McAvey*(1)(3)	60	Director
Mark W. Brugger	36	Executive Vice President, Chief Financial Officer and Treasurer
Michael D. Schecter	41	General Counsel and Secretary
Sean M. Mahoney	35	Chief Accounting Officer and Corporate Controller

*
Independent Director

(1)
Member of our Audit Committee.

(2)
Member of our Compensation Committee.

(3)
Member of our Nominating and Corporate Governance Committee.

(4)
Mr. Grafton serves as our Lead Director.

              The following is a summary of certain biographical information concerning our directors and senior executive officers:

              William W. McCarten is our Chairman of the Board, Chief Executive Officer and a member of our board of directors. Mr. McCarten worked for the Marriott Corporation, or Marriott International, Inc., and its related entities for over twenty-five years and retired from Marriott in January 2004. From 2001 to 2003, Mr. McCarten served as President of the Marriott Services Group within Marriott International, Inc. From 1995 to 2000, Mr. McCarten served as the Chief Executive Officer of HMSHost Corporation, formerly Host Marriott Services Corporation, a publicly held developer and operator of restaurant and retail concessions in travel and entertainment venues listed on the New York Stock Exchange. In addition, Mr. McCarten served as non-executive Chairman of HMSHost Corporation from 2000 to 2001. As Chief Executive Officer of HMSHost Corporation, Mr. McCarten oversaw the spin-off of that company from Host Marriott Corporation through its merger with Autogrill, S.P.A. From 1993 to 1995, Mr. McCarten was Executive Vice President and

Operating Group President of Host Marriott Corporation. Mr. McCarten was President—Host and Travel Plazas for the Marriott Corporation from 1992 to 1993 and served as Executive Vice President—Host and Travel Plazas from 1991 to 1992. From 1986 to 1991, Mr. McCarten was Senior Vice President, Finance and Corporate Controller of Marriott Corporation. From 1979 to 1986, Mr. McCarten served in various executive positions at Marriott. Prior to joining Marriott, Mr. McCarten was an accountant with Arthur Andersen & Co. from 1970 to 1979. Mr. McCarten received his B.S. in Accounting from the McIntire School of Commerce at the University of Virginia in 1970, and he served on the Advisory Board of the McIntire School from 1981 to 1996.

              John L. Williams serves as our President and Chief Operating Officer and is a member of our board of directors. Mr. Williams worked for the Marriott Corporation, or Marriott International, Inc., and its related entities for over twenty-five years. Mr. Williams most recently served as Executive Vice President of North American Hotel Development for Marriott International. From 1993 to 2004, Mr. Williams served as Senior and Executive Vice President of Development. From 1991 to 1992, Mr. Williams, while on a leave of absence from Marriott, served as the Chief Acquisition Executive for Lodging Opportunities, the initial lodging fund sponsored by the Thayer organization. From 1982 to 1990, Mr. Williams was Vice President of Hotel Development, where he was responsible for the development of Marriott hotels in the western United States (1982-1985) and the northeastern United States (1984-1990). Mr. Williams was a Director of Feasibility from 1980 to 1982. Prior to joining the Marriott Corporation in 1980, Mr. Williams was a senior consultant with Laventhal and Horwath. Mr. Williams received a BS/BA from Denver University with a major in Hotel and Restaurant Management and B.A. in American Studies from Denver University in 1973. In addition, Mr. Williams performed graduate coursework at the University of Missouri at Kansas City with a concentration in finance.

              Daniel J. Altobello is a member of our board of directors. Mr. Altobello has been Chairman of Altobello Family LP since 1991. Mr. Altobello also served as Chairman of the Board of Directors of Onex Food Services, Inc., the parent corporation of Caterair International, Inc. and LSG/SKY Chefs from 1995 to 2001. From 1989 to 1995, Mr. Altobello was the Chairman, Chief Executive Officer and President of Caterair International Corporation. He currently serves on the board of directors of JER Investors Trust, Inc., Media Bay, Inc., MESA Air Group, World Airways, Inc. and Friedman, Billings, Ramsey Group, Inc., the parent of Friedman, Billings, Ramsey & Co., Inc. (which is serving as an underwriter in this offering). In addition, Mr. Altobello serves on the Advisory Board of Thayer Capital Partners and on the boards of two non-reporting companies, Associated Asphalt and Mercury Air Group.

              W. Robert Grafton is a member of our board of directors and serves as our Lead Director. Mr. Grafton is a retired certified public accountant. He retired from Andersen Worldwide S.C. in 2000. Andersen Worldwide provided global professional auditing and consulting services through its two service entities, Arthur Andersen and Andersen Consulting. Mr. Grafton joined Arthur Andersen in 1963 and was elected a member of the Board of Partners of Andersen Worldwide in 1991. Mr. Grafton was elected Chairman of the Board of Partners in 1994 and served as Managing Partner—Chief Executive from 1997 through 2000. Mr. Grafton serves on the board of directors of Carmax Inc., a publicly traded company listed on the New York Stock Exchange, where he also serves as Chairman of the Audit Committee.

              Maureen L. McAvey is a member of our board of directors. Ms. McAvey has been a Senior Resident Fellow and ULI/Klingbeil Family Chair for Urban Development at the Urban Land Institute ("ULI") in Washington, DC since 2001. ULI is a premier research and education organization within the real estate and land use industry. Ms. McAvey was a member of the board of trustees of ULI from 1995 to 2001. Prior to joining ULI, from 1998 to 2001, Ms. McAvey was Director, Business Development, for Federal Realty Investment Trust, an owner and manager of retail developments and mixed-use developments and a publicly traded company listed on the New York Stock Exchange.

Ms. McAvey also has served as the Director of Development for the City of St. Louis, a cabinet level position in the Mayor's office and she was Executive Director of the St. Louis Development Corporation. Prior to working for the city of St. Louis, Ms. McAvey led the real estate consulting practices in Boston for Deloitte & Touche and Coopers & Lybrand. Ms. McAvey directed the west coast operations of Carley Capital Group, a national development firm and also has experience as a private developer. Ms. McAvey holds two master's degrees, one from the University of Minnesota and one from the Kennedy School of Government, Harvard University.

              Gilbert T. Ray is a member of our board of directors. Mr. Ray was a partner in the law firm of O'Melveny & Myers LLP until his retirement in 2000. He practiced corporate law for almost three decades, and has extensive experience with corporate and tax exempt transactions, as well as international finance. Mr. Ray is a member of the board of directors of Advance Auto Parts, Inc., Watson Wyatt & Company Holdings and IHOP Corp., each a publicly traded company listed on the New York Stock Exchange. In addition, Mr. Ray is a member of the board of directors of Automobile Club of Southern California and Sierra Monolithics, Inc. Mr. Ray is also a trustee of SunAmerica Series Trust, Seasons Series Fund, The John Randolph Haynes and Dora Haynes Foundation, and St. John's Health Center Foundation.

              Mark W. Brugger serves as our Executive Vice President, Chief Financial Officer and Treasurer. Previously, Mr. Brugger served as Vice President—Project Finance for Marriott International, Inc., from 2000 to 2004. From 2001 to 2004, Mr. Brugger also served as Chief Executive Officer of Synthetic Fuel Enterprises, a wholly-owned subsidiary of Marriott International, Inc. with annual revenues in excess of $300 million. From 1997 to 2000, Mr. Brugger served as Vice President—Investment Sales of Transwestern Commercial Services, formerly the Carey Winston Company. From 1995 to 1997, Mr. Brugger was the Land Development Director for Coscan Washington, Inc. Mr. Brugger received a Juris Doctorate from American University School of Law in 1995 and a B.A. from the University of Maryland at College Park in 1992.

              Michael D. Schecter serves as our General Counsel and Secretary. Previously, Mr. Schecter served as Senior Counsel of Marriott International, Inc., from 1998 to 2004. From 1991 to 1998, Mr. Schecter was an associate at Sullivan & Cromwell in their Washington, D.C. and Melbourne, Australia offices. From 1990 to 1991, Mr. Schecter served as a law clerk to the Honorable Frank M. Johnson, Jr. of the United States Court of Appeals for the Eleventh Circuit. Mr. Schecter received a Juris Doctorate from Cornell Law School in 1990 and a B.A. from Bates College in 1986.

              Sean M. Mahoney serves as our Chief Accounting Officer and Corporate Controller. Previously, Mr. Mahoney served as a senior manager with Ernst & Young LLP in McLean Virginia. During 2002 and 2003 Mr. Mahoney served as a Director in the Dublin, Ireland audit practice of KPMG. From 1993 to 2001, Mr. Mahoney worked in the audit practice of Arthur Andersen LLP. Mr. Mahoney is a member of the American Institute of Certified Public Accountants and is a Virginia C.P.A. Mr. Mahoney received a B.S. from Syracuse University in 1993.

Corporate Governance Profile

              We believe that we have organized our corporate structure and governance to align our interests with those of our stockholders. For example:

  •
  our board of directors consists of six directors, four of whom are "independent directors" with independence being determined in accordance with the listing standards established by the NYSE, and our board of directors will make an affirmative determination of the independence of each of our directors on an annual basis;

  •
  a majority of our independent directors designate a Lead Director, whose responsibilities include: assisting our board of directors in complying with our corporate governance guidelines; coordinating the agenda and moderating sessions of our board of director's independent directors; and acting as chief liaison between the independent directors and our chief executive officer, president and chief operating officer;

  •
  our directors are re-elected annually by a plurality of our stockholders;

  •
  we have adopted a Code of Business Conduct and Ethics, which addresses, among other things, corporate opportunity and conflicts of interest issues relevant to our directors, executive officers and employees;

  •
  we do not have a stockholder rights plan;

  •
  we have opted out of the Maryland business combination and control share acquisition statutes; and

  •
  we have adopted corporate governance guidelines, which among other things, specify that our directors should develop a significant ownership stake in our company over time in order to align their interests with those of our stockholders.

Board of Directors and Committees

              Our board of directors has a policy that a majority of our directors must be independent. In order to qualify as an "independent director" under independence standards, a director may not have a material relationship with us. In addition, directors must also be "independent" within the meaning of the NYSE's requirements, or the NYSE Corporate Governance Rules. A director is not considered independent if, within the past three years:

  •
  the director was employed by our company (except on an interim basis);

  •
  an immediate family member of the director was an officer of our company;

  •
  the director or an immediate family member was affiliated with or employed by our internal or external auditors;

  •
  the director or an immediate family member was employed by a company when a present officer of our company sat on that company's compensation committee;

  •
  the director or an immediate family member received, during any 12-month period, more than $100,000 in compensation from our company, other than director or committee fees or deferred compensation; or

  •
  the director is an employee, or an immediate family member is an executive officer, of a company that makes payments to or receives payments from our company which exceed the greater of $1 million or 2% of that company's consolidated gross revenue over one fiscal year.

              In addition, our board of directors considers, among other factors, whether the director, or an organization with which the director is affiliated, has entered into any commercial, consulting, or similar contracts with our company; whether the director receives any compensation or other fees from our company, other than the director fees described below under "Compensation of Directors"; and whether we and/or any of our affiliates make substantial contributions to tax-exempt organizations with which the director, or the director's spouse, is affiliated.

              Our board of directors has determined that each of our four non-management directors are "independent" directors for the purposes of the NYSE Corporate Governance Rules. These four directors comprise a majority of our six-member board of directors.

              Directors who qualify as being both "non-management" within the meaning of the NYSE Corporate Governance Rules meet on a regular basis in executive sessions without management participation. The executive sessions occur after each regularly scheduled meeting of our entire board of directors and at such other times that our independent and non-management directors deem appropriate. Each director has the right to call an executive session. The executive sessions are chaired by Mr. Grafton, the lead director of our board of directors.

              Our board of directors has established an Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee and has adopted written charters for each committee.

Audit Committee

              Our Audit Committee is comprised of Daniel J. Altobello, W. Robert Grafton and Maureen L. McAvey. Mr. Grafton serves as the chairperson of our Audit Committee. Each member of our Audit Committee is "independent" as that term is defined by the SEC and NYSE. Our board of directors determined that each of Mr. Grafton and Mr. Altobello qualifies as an "audit committee financial expert" as such term is defined in the rules of the SEC. In accordance with the SEC's safe harbor relating to audit committee financial experts, a person designated or identified as an audit committee financial expert will not be deemed an "expert" for purposes of federal securities laws. In addition, such designation or identification does not impose on such person any duties, obligations or liabilities that are greater than those imposed on such person as a member of the Audit Committee or board of directors in the absence of such designation or identification and does not affect the duties, obligations or liabilities of any other member of the Audit Committee or board of directors.

              Our Audit Committee, pursuant to its written charter, assists our board of directors in its oversight of (i) our accounting and financial reporting processes; (ii) the integrity and audits of our financial statements; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications, independence and performance of our independent auditors; and (v) the performance of our internal audit function. Our Audit Committee, among other things, also:

  •
  is responsible for the appointment, retention and termination of our independent auditors and determines the compensation of our independent auditors;

  •
  annually evaluates the independent auditors' qualifications, performance and independence;

  •
  has sole authority to approve in advance all audit, internal control-related and non-audit services by our independent auditors, the scope and terms thereof, and the fees therefor;

  •
  sets policies with respect to the potential hiring of current or former employees of the independent auditor;

  •
  meets at least quarterly with our senior executive officers, internal auditors and our independent auditors in separate executive sessions;

  •
  annually reviews and assesses the adequacy of our Audit Committee charter and recommends to our board of directors any amendments or modifications to our Audit Committee charter that our Audit Committee deems appropriate; and

  •
  annually evaluates the performance of our Audit Committee and reports the results of such an evaluation to our board of directors.

Nominating and Corporate Governance Committee

              Our Nominating and Corporate Governance Committee is comprised of three independent directors, Daniel J. Altobello, Maureen L. McAvey and Gilbert T. Ray. Mr. Ray serves as the chairperson of our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee, pursuant to its written charter, is responsible for, among other things:

  •
  identifying and recommending qualified individuals to become members of our board of directors;

  •
  recommending to our board of directors criteria for membership on our board of directors and committee membership, including any specific minimum qualifications;

  •
  recommending to our board of directors the directors for appointment to committees of our board of directors;

  •
  developing and recommending to our board of directors a set of corporate governance guidelines and policies and a code of ethics, and periodically reviewing and recommending any changes to such guidelines and code;

  •
  overseeing the annual performance evaluation of our board of directors;

  •
  establishing policies for the identification and consideration of director candidates recommended by stockholders or securityholders;

  •
  reviewing and assessing our Nominating and Corporate Governance Committee Charter and submitting proposed changes to our board of directors; and

  •
  performing an annual performance evaluation of our Nominating and Corporate Governance Committee and reporting the results to our board of directors.

Compensation Committee

              Our Compensation Committee is comprised of three independent directors, Daniel J. Altobello, W. Robert Grafton and Gilbert T. Ray. Mr. Altobello serves as the chairperson of our Compensation Committee. The Compensation Committee, pursuant to its written charter, among other things:

  •
  reviews and approves or makes recommendations to our board of directors with respect to the compensation for our executive officers and non-employee directors;

  •
  reviews and approves or makes recommendations to our board of directors with respect to our incentive-based and equity-based plans; and

  •
  reviews and assesses the adequacy of the Compensation Committee charter and submits proposed changes to our board of directors.

              The Compensation Committee also reviews and approves corporate goals and objectives relevant to chief executive officer compensation, evaluates the chief executive officer's performance in light of those goals and objectives, and determines and approves the chief executive officer's compensation levels based on its evaluation. Our Compensation Committee has the authority to retain and terminate any compensation consultant to be used to assist in the evaluation of the chief executive officer or other executive officer compensation.

Compensation Committee Interlocks and Insider Participation

              There are no Compensation Committee interlocks and none of our employees participates on the Compensation Committee.

Code of Business Conduct and Ethics

              We have adopted a Code of Business Conduct and Ethics, or our Code of Ethics, relating to the conduct of our business by our employees, executive officers and directors. Day-to-day responsibility for administering and interpreting our Code of Ethics has been delegated by our board of directors to Mr. Schecter, the compliance officer and our general counsel. Our Code of Ethics generally provides, among other things, that our directors, executive officers and employees must:

  •
  not engage in any unlawful activity in conducting our business;

  •
  protect our assets that are entrusted to them and take steps to ensure that our assets are used only for legitimate business purposes;

  •
  not divert corporate opportunities that are discovered through the use of our property or information to himself or herself unless that opportunity has first been presented to, and rejected by, us;

  •
  not use our property or information for his or her improper personal gain;

  •
  not compete with us;

  •
  not disclose or distribute our confidential information, except when such disclosure is authorized by us or required by law; and

  •
  deal ethically and lawfully with our customers, suppliers, competitors and employees.

              Our Code of Ethics also contains compliance procedures, allows for the anonymous reporting of a suspected violation of our Code of Ethics and specifically forbids retaliation against any executive officer or employee who reports suspected misconduct in good faith. The provisions of our Code of Ethics may only be waived or amended by our board of directors or, if permitted, a committee of our board of directors. Such waivers or amendments must be promptly disclosed to our stockholders. We intend to disclose any amendments to our Code of Ethics, as well as any waivers for executive officers, on our website.

              A copy of the Code of Ethics is available on our website at http://www.drhc.com under the heading "Corporate Governance" and subheading "Corporate Governance Overview." We intend to disclose on this website any amendment to, or waiver of, any provision of the Code of Ethics applicable to our directors and executive officers that would otherwise be required to be disclosed under the rules of the SEC or the NYSE Corporate Governance Rules. A copy of this Code is also available in print to any stockholder upon written request addressed to Investor Relations, DiamondRock Hospitality Company, 6903 Rockledge Drive, Suite 800, Bethesda, MD 20817.

              In addition, our board of directors adopted Corporate Governance Guidelines, a copy of which is also available on our website at http://www.drhc.com under the heading "Corporate Governance" and subheading "Corporate Governance Overview." Our Corporate Governance Guidelines are also available in print to any stockholder upon written request addressed to Investor Relations, DiamondRock Hospitality Company, 6903 Rockledge Drive, Suite 800, Bethesda, MD 20817.

              Information on our website is not and should not be considered part of this prospectus.

Conflicts of Interest

              Our Code of Ethics also contains a conflicts of interest policy to reduce potential conflicts of interest. Our conflicts of interest policy provides that any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest should be reported promptly to the compliance officer, who must then notify our board of directors or a committee of our board of directors. Actual or potential conflicts of interest involving a director, executive officer or the compliance officer should be disclosed directly to our chairman of our board of directors and the chairperson of our Nominating and Corporate Governance Committee. A "conflict of interest" occurs when a director's, executive officer's or employee's personal interest interferes with our interests. In general, this means that our directors, executive officers and employees must avoid situations that present a potential or actual conflict between their personal interests and our interests. However, we cannot assure you that this policy will be successful in eliminating the influence of these potential conflicts.

              Maryland law provides that a contract or other transaction between a corporation and any of the corporation's directors or any other entity in which that director is also a director or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the fact that the director was present at the meeting at which the contract or transaction is approved or the fact that the director's vote was counted in favor of the contract or transaction, if:

  •
  the fact of the common directorship or interest is disclosed to our board or a committee of our board, and our board or that committee authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even if the disinterested directors constitute less than a quorum;

  •
  the fact of the common directorship or interest is disclosed to stockholders entitled to vote on the contract or transaction, and the contract or transaction is approved by a majority of the votes cast by the stockholders entitled to vote on the matter, other than votes of stock owned of record or beneficially by the interested director, corporation, firm or other entity; or

  •
  the contract or transaction is fair and reasonable to the corporation.

Vacancies on our Board of Directors

              Our charter provides that, when we have three independent directors and our common stock is registered under the Exchange Act, we elect to be subject to certain provisions of the MGCL regarding the filling of vacancies on our board of directors. Accordingly, at such time, any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until a successor is elected and qualified. Any director may resign at any time and may be removed with or without cause by our stockholders upon the affirmative vote of at least two-thirds of all the votes entitled to be cast for the election of directors.

Director Compensation

              Cash Compensation.    As compensation for serving on our board of directors in 2005, each of our non-employee directors received an annual fee of $20,000 and an additional fee of $1,500 for each meeting of our board of directors or of one of its committees that they attended. For attendance at each telephonic meeting, each of our non-employee directors received $750. Committee chairpersons received an additional $5,000 annual fee, with the exception of our Audit Committee chairperson, who received an additional $15,000 annual fee. Committee chairpersons were paid an additional $1,000 per committee meeting that they chaired. Our Lead Director received an additional $10,000 annual fee. Directors who are also employees are not separately compensated for services as a director.

              Equity Compensation.    Each of our non-employee directors received a grant of 5,000 unrestricted shares of common stock in connection with the completion of our July 2004 private placement and 2,500 unrestricted shares of common stock in connection with the completion of our initial public offering. In addition, each of our non-employee directors received 1,000 unrestricted shares of common stock for his or her service on our board of directors in 2005.

              Expenses and Perquisites.    We reimburse our directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings. In addition, each of the six members of our board of directors holds a Marriott Platinum 5-Star Card, which entitles the board member, and their guests, to unlimited lodging, meals, parking and certain other expenses at all hotels and resorts managed or franchised by Marriott. We reimburse the director for all expenses incurred on these Marriott Platinum 5-Star Cards and all of such reimbursement was considered taxable income to the member who stayed at the hotel or resort. We have a policy of not reimbursing any director for any amounts above $10,000 per year that are charged on the Marriott Platinum 5-Star Card. In 2005, we reimbursed Mr. McCarten for $3,156, Mr. Altobello for $1,833 and Mr. Ray for $932, for charges incurred on their respective Marriott Platinum 5-Star Cards.

              Compensation Changes in 2006.    In 2006, following an extensive review of compensation practices among comparable public real estate investment companies, our board of directors approved changes to non-employee director compensation that include the elimination of (i) the additional $1,000 fee paid to committee chairpersons for each committee meeting that they chair and (ii) the annual grant of 1,000 unrestricted shares of our common stock. In lieu of receiving the annual grant of 1,000 unrestricted shares, each non-employee director will receive shares of deferred common stock with a market value of $25,000 (with the market value of those shares being determined based on the closing sale price of our common stock at the time such shares are issued). These shares are fully-vested at grant, but will not be distributed until three years from the date of grant. In addition, our board of directors voted to approve the grant of common stock with a market value of $50,000 to any future directors on the date they are first elected or appointed to our board of directors.

              The following chart summarizes the fees paid to our non-management directors in 2005 (Messrs. McCarten and Williams receive no separate compensation for being members of our board of directors):

	Annual Fee for Board Membership	Attendance Fees for Board Meetings	Annual Fee for Committee Chairs & Lead Director	Attendance Fees for Committee Meetings	Annual Stock Grant(1)	Special IPO Stock Grant(1)	5-Star Perquisite Value	Total Amounts Paid
W. Robert Grafton (Lead Director & Audit Committee Chairperson)	$20,000	$10,500	$25,000	$16,750	$11,700	$26,250	—	$110,200
Daniel J. Altobello (Compensation Committee Chairperson)	$20,000	$10,500	$5,000	$19,750	$11,700	$26,250	$1,833	$95,033
Maureen L. McAvey (Director)	$20,000	$10,500	$0	$10,500	$11,700	$26,250	—	$78,950
Gilbert T. Ray (Nomination and Governance Committee Chairperson)	$20,000	$10,500	$5,000	$13,250	$11,700	$26,250	$932	$87,632

(1)
The value of the stock granted to the directors is equal to the closing sale price of our common stock on the NYSE on the date that such stock was granted.

              Stock Ownership Guideline.    Our board of directors requires each independent director to acquire and at all times thereafter own 11,000 shares of common stock within five years of first being elected to our board of directors.

Executive Compensation

              The following table sets forth the compensation paid for 2004 and 2005 to the Chairman of our Board and Chief Executive Officer and each of the four other named executive officers.

Summary Compensation Table

			Annual Compensation		Long-Term Compensation Awards
Name and Principal Position	Year		Salary($)	Bonus($)	Securities Underlying Options (#)	Restricted Stock/Deferred Stock Unit Awards($)(2)	All Other Compensation($)(3)
William W. McCarten Chairman and Chief Executive Officer(5)	2005 2004	(1)	500,000 250,000	612,500 293,750	— —	1,181,250 2,250,000	27,997 —
John L. Williams President and Chief Operating Officer(6)	2005 2004	(1)	400,000 200,000	390,000 188,000	— —	1,102,500 2,100,000	18,000 —
Mark W. Brugger Executive Vice President And Chief Financial Officer(7)	2005 2004	(1)	239,112 117,500	179,335 82,838	— —	866,250 1,650,000	16,215 —
Michael D. Schecter General Counsel and Corporate Secretary(8)	2005 2004	(1)	218,762 107,500	164,072 80,625	— —	603,750 750,000	8,751 —
Sean M. Mahoney Chief Accounting Officer and Corporate Controller(9)	2005 2004	(1)	142,041 58,333	49,715 19,602	— —	262,500 150,000	8,316 30,000	(4)

(1)
The amounts for 2004 salary and bonus are for the partial year from our inception in May 2004 until December 31, 2004, except for the amounts for Mr. Mahoney, which are for the partial year from August 1, 2004 until December 31, 2004. The employment agreement for each of Messrs. McCarten, Williams, Brugger and Schecter, and the letter of employment for Mr. Mahoney, do not provide for a minimum or target bonus, and any bonus paid is at the sole discretion of our Compensation Committee.

(2)
The 2004 restricted stock awards originally vested in equal installments over a three-year period. These awards were amended to provide that none of such stock vested in the first year, two-thirds of such stock will vest on August 1, 2006 and the remaining third will vest on July 7, 2007. Any dividends will be paid to the holders of restricted stock awards. Amounts set forth in the column represent the grant-date value of the restricted stock/deferred stock unit awards. In 2005, the executives received only deferred stock units, which are fully vested, but will not be distributed until the fifth anniversary of their issuance. All dividends on the deferred stock units are "re-invested" with the executives being credited with an additional number of deferred stock units that have a fair market value (based on the closing sale price of our common stock on the day the dividend is paid) equal to the amount of the dividend that would have been awarded for those shares.

(3)
2005 other compensation represents the employer safe harbor 401(k) match and reimbursement of certain compensatory payments to the officers, including reimbursement of tax return preparation fees, annual medical examination costs and use of the Five Star cards discussed under the caption "Director Compensation."

(4)
This amount represents a bonus paid to Mr. Mahoney in connection with the commencement of his employment.

(5)
Mr. McCarten held 339,510 shares of restricted stock and deferred stock units as of December 31, 2005. The fair value of these shares and units as of December 31, 2005 was $4,060,540. The deferred stock units were 100% vested at the completion of our initial public offering. We do not pay current dividends on the shares underlying the deferred stock units, instead the dividends are effectively "re-invested" as each of the executive officers are credited with an additional number of deferred stock units that have a fair market value (based on the closing sale price of our common stock on the day the dividend is paid) equal to the amount of the dividend that would have been awarded for those shares (2005 dividends of

  $23,130 were re-invested in 2,010 additional deferred stock units). In addition to the re-invested dividends, Mr. McCarten received dividends on unvested restricted stock in 2005 of $46,148 that are excluded from the table above.

(6)
Mr. Williams held 316,876 shares of restricted stock and deferred stock units as of December 31, 2005. The fair value of these shares and units as of December 31, 2005 was $3,789,837. The deferred stock units were 100% vested at the completion of our initial public offering. We do not pay current dividends on the shares underlying the deferred stock units, instead the dividends are effectively "re-invested" as each of the executive officers are credited with an additional number of shares that have a fair market value (based on the closing sale price of our common stock on the day the dividend is paid) equal to the amount of the dividend that would have been awarded for those shares (2005 dividends of $21,588 were re-invested in 1,876 additional deferred stock units). In addition to the re-invested dividends, Mr. Williams received dividends on unvested restricted stock in 2005 of $43,071 that are excluded from the table above.

(7)
Mr. Brugger held 248,974 shares of restricted stock and deferred stock units as of December 31, 2005. The fair value of these shares and units as of December 31, 2005 was $2,977,729. The deferred stock units were 100% vested at the completion of our initial public offering. We do not pay current dividends on the shares underlying the deferred stock units, instead the dividends are effectively "re-invested" as each of the executive officers are credited with an additional number of shares that have a fair market value (based on the closing sale price of our common stock on the day the dividend is paid) equal to the amount of the dividend that would have been awarded for those shares (2005 dividends of $16,962 were re-invested in 1,474 additional deferred stock units). In addition to the re-invested dividends, Mr. Brugger received dividends on unvested restricted stock in 2005 of $33,842 that are excluded from the table above.

(8)
Mr. Schecter held 133,527 shares of restricted stock and deferred stock units as of December 31, 2005. The fair value of these shares and units as of December 31, 2005 was $1,596,983. The deferred stock units were 100% vested at the completion of our initial public offering. We do not pay current dividends on the shares underlying the deferred stock units, instead the dividends are effectively "re-invested" as each of the executive officers are credited with an additional number of shares that have a fair market value (based on the closing sale price of our common stock on the day the dividend is paid) equal to the amount of the dividend that would have been awarded for those shares (2005 dividends of $11,822 were re-invested in 1,027 additional deferred stock units). In addition to the re-invested dividends, Mr. Schecter received dividends on unvested restricted stock in 2005 of $15,383 that are excluded from the table above.

(9)
Mr. Mahoney held 40,447 shares of restricted stock and deferred stock units as of December 31, 2005. The fair value of these shares and units as of December 31, 2005 was $483,746. The deferred stock units were 100% vested at the completion of our initial public offering. We do not pay current dividends on the shares underlying the deferred stock units, instead the dividends are effectively "re-invested" as each of the executive officers are credited with an additional number of shares that have a fair market value (based on the closing sale price of our common stock on the day the dividend is paid) equal to the amount of the dividend that would have been awarded for those shares (2005 dividends of $5,140 were re-invested in 447 additional deferred stock units). In addition to the re-invested dividends, Mr. Mahoney received dividends on unvested restricted stock in 2005 of $3,077 that are excluded from the table above.

              Equity Compensation.    In June 2004, we adopted our 2004 Stock Option and Incentive Plan for the purpose of attracting and retaining our directors, executive officers and other key employees. This equity plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards, dividend equivalent rights and other share-based awards. We have reserved 2,000,000 shares of our common stock for the issuance of awards under the equity plan and have issued (or committed to issue) 1,170,333 shares of restricted or deferred common stock. Generally, shares that are forfeited or canceled from awards under the equity plan will become available for future awards.

              Under our 2004 Stock Option and Incentive Plan, we have only issued shares of restricted stock or deferred stock units. We have not issued any options to purchase shares of our common stock and do not intend to issue any such options in 2006, as we believe issuing restricted or deferred stock units is a more appropriate method of providing long term incentives for our directors, executive officers and other employees.

              In 2004 we issued 690,000 shares of restricted stock to Messrs. McCarten, Williams, Brugger and Schecter in connection with our formation and July 2004 private placement and to Mr. Mahoney upon his commencing employment with us in August 2004. These restricted stock awards originally vested on a three year annual vesting schedule. Each of our executive officers agreed to defer the vesting of the initial tranche for a year. Each of these restricted stock awards were amended to provide that two-thirds of the restricted stock awards will vest on August 1, 2006 and the remaining one-third will vest on July 7, 2007. We pay dividends on both the unvested and vested restricted stock on a current basis.

              In 2005, in connection with our initial public offering, we issued 382,500 deferred stock unit awards to our five named executive officers. The deferred stock unit awards are fully vested and represent our promise to issue a number of shares of our common stock upon the earlier of (i) a sales event or (ii) July 2010. These awards are subject to forfeiture should the executive be terminated for cause. We do not pay current dividends on the shares of common stock underlying the deferred stock units, instead the dividends are effectively "re-invested" as each of the executive officers are credited with an additional number of deferred stock units that have a fair market value (based on the closing sale price of our common stock on the day the dividend is paid) equal to the amount of the dividend that would have been awarded for those shares.

              A summary of the awards to our named executive officers is set forth below:

	2004 Restricted Stock Awards(1)	2005 Deferred Stock Awards(2)
William W. McCarten	225,000 shares	112,500 units
John L. Williams	210,000 shares	105,000 units
Mark W. Brugger	165,000 shares	82,500 units
Michael D. Schecter	75,000 shares	57,500 units
Sean M. Mahoney	15,000 shares	25,000 units

(1)
In 2004 in connection with our July 2004 private placement, we issued restricted stock to our executives. The 2004 restricted stock awards originally vested in equal installments over a three-year period. These awards were amended to provide that none of such stock vested in the first year, two-thirds of such stock will vest in the second year and the remaining third will vest in the third year. Any dividends will be paid to the holders of restricted stock awards.

(2)
In 2005, the executives received deferred stock units, which are fully vested, but will not be distributed until the fifth anniversary of their issuance or sooner if we undergo a change in control. All dividends on the deferred stock units are "re-invested" with the executives being credited with an additional number of deferred stock units that have a fair market value (based on the closing sale price of our common stock on the day the dividend is paid) equal to the amount of the dividend that would have been awarded for those shares.

              The equity plan is administered by our full board of directors but it may also be administered by a committee of at least two non-employee directors appointed by our board of directors. The administrator of the equity plan has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the equity plan. The administrator may generally delegate to our chief executive officer the authority to grant certain awards under the equity plan to our employees.

              All full-time and part-time officers, employees, non-employee directors and other key persons are eligible to participate in the equity plan, subject to the discretion of the administrator.

              In the event of a merger, sale or dissolution, or a similar "sale event," all stock options and stock appreciation rights granted under the equity plan will automatically become fully exercisable and all other awards granted under the equity plan will become fully vested and non-forfeitable. In addition, upon the effective time of any such sale event, the equity plan and all awards will terminate unless the parties to the transaction, in their discretion, provide for appropriate substitutions or adjustments of outstanding awards.

              No awards may be granted under the equity plan after June 4, 2014. In addition, our board of directors may amend or discontinue the equity plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder's consent. Other than in the event of a necessary adjustment in connection with a change in our stock or a merger or similar transaction, the administrator may not "reprice" or otherwise reduce the exercise price of outstanding stock options. Further, amendments to the equity plan will be subject to approval by our stockholders if the amendment (i) increases the number of shares available for issuance under the equity plan; (ii) expands the types of awards available under, the eligibility to participate in, or the duration of, the equity plan; (iii) materially changes the method of determining fair market value for purposes of the equity plan; or (iv) requires stockholder approval under the applicable rules of the NYSE or by the Internal Revenue Code (the "Code") to ensure the tax qualification of incentive options.

              Perquisites and other benefits.    Messrs. McCarten and Williams, as members of our board of directors, were awarded a Marriott Platinum 5-Star Card, which entitles them and their guests, to reimbursement of lodging, meals, parking and certain other expenses at all hotels and resorts managed or franchised by Marriott, subject to certain limitations. See "Director Compensation."

              Our named executive officers are entitled to reimbursement annually for the uninsured cost of a medical examination (up to $5,000) and for income tax preparation (up to $2,000). In 2005, we reimbursed our named executive officers an aggregate of $7,706 for medical expenses and $4,750 for income tax preparation.

              In addition, all employees, including our named executive officers, receive the following benefits: (i) 100% of the premium for health and dental insurance, (ii) up to $200,000 of life insurance, and (iii) short term disability coverage providing up to $1,000 per week for up to 13 weeks. We maintain a retirement savings plan for all of our employees under section 401(k) of the Code. All of our employees, including our named executive officers, benefit from the same company matching formula. Finally, all of our employees also receive free parking at the corporate headquarters.

              Employment Agreements.    We have entered into employment agreements with Messrs. McCarten, Williams, Brugger and Schecter, and entered into a letter agreement with Mr. Mahoney. The employment agreement with Mr. McCarten has an initial term of three years and the employment agreements with Messrs. Williams, Brugger and Schecter have an initial term of two years. Thereafter, the term of the agreements with Messrs. McCarten, Williams, Brugger and Schecter will be extended for an additional 12 months on the anniversary of the effective date of each agreement, unless either party gives six months' notice before such date that the term will not be extended. Mr. Mahoney is an at-will employee.

              The employment agreements and Mr. Mahoney's letter of employment provide each executive officer with severance benefits if his employment ends under certain circumstances. We believe that the agreements and Mr. Mahoney's letter of employment will benefit us by helping to retain the executives and by allowing them to focus on their duties without the distraction of the concern for their personal situations in the event of a possible change in control of our company.

              Each of Messrs. McCarten, Williams, Brugger and Schecter will be entitled to receive severance benefits under their agreements if we terminate such executive's employment without cause or such executive resigns with good reason or if there is a change in control of our company during the term of their agreements and, within 12 months after the change in control, we terminate such executive's employment without cause or such executive resigns with good reason, or if during the 90 day period commencing on the three-month anniversary of the date of the change in control, such executive resigns for any reason. Mr. Mahoney will be entitled to receive severance benefits under his letter of employment if there is a change in control of our company during his employment with us and, within 12 months after the change in control, we terminate Mr. Mahoney's employment without cause, or if during the 90 day period commencing on the six-month anniversary of the date of the change in control, Mr. Mahoney resigns for any reason. Under each of these scenarios, each of the executives is entitled to receive a lump sum payment. Mr. McCarten's lump sum payment will equal two times his annual cash compensation, Mr. Williams' lump sum payment will equal 1.5 times his annual cash compensation and Messrs. Brugger, Schecter and Mahoney's lump sum payments will equal their respective annual cash compensation. In addition, each executive will be entitled to continued life, health and disability insurance coverage for himself, his spouse and dependents for two years, in the case of Mr. McCarten, eighteen months, in the case of Mr. Williams, and one year, in the case of Messrs. Brugger, Schecter and Mahoney. Any unvested portion of any stock option, restricted stock award and incentive award previously issued to the executive shall vest on the date of such termination. These severance benefits may not be deductible by us.

              In the event that the severance benefits described above are paid in connection with a change in control of our company, each of Messrs. McCarten, Williams, Brugger and Schecter will be eligible to receive payments to compensate the executive for the additional taxes, if any, imposed on the executive under Section 4999 of the Code by reason of the receipt of excess parachute payments.

              The employment agreements for each of Messrs. McCarten, Williams, Brugger and Schecter contain customary non-competition covenants that apply during the term and in most instances for 12 months, or six months in the event of a change in control of our company, after the expiration or termination of such executive's employment with us.

Liability, Exculpation and Indemnification

              The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates such liability to the maximum extent permitted by the MGCL.

              Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate our company to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer or (b) any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her serving in any of the foregoing capacities. Our bylaws obligate our company, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made, or is threatened to be made, a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director or officer of our company and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his service in that capacity. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of our company in any of the capacities described above and to our employees or agents and any employee or agent of our predecessor.

              The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made, or threatened to be made, a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

  Indemnification Agreements

              We have entered into indemnification agreements with each of our executive officers and directors that will obligate us to indemnify them to the maximum extent permitted by Maryland law. The form of indemnification agreement provides that:

  •
  If a director or executive officer is a party or is threatened to be made a party to any proceeding, other than a proceeding by or in the right of our company, by reason of such director or executive officer serving (i) as a director and/or officer of our company, (ii) in any capacity with respect to any employee benefit plan of our company, or (iii) as a director, partner, trustee, officer, employee, agent, member or manager of any other entity at the request of our company, we must indemnify such director or executive officer for all expenses and liabilities incurred by him or her, or on his or her behalf, unless it has been established by a court of competent jurisdiction that:

  •
  the director or executive officer failed to act in good faith;

  •
  the director or executive officer failed to act in a manner he or she reasonably believed to be in, or not opposed to, the best interests of our company; or

  •
  with respect to any criminal proceedings, the director or executive officer had reasonable cause to believe that his or her conduct was unlawful.

  •
  If a director or executive officer is a party or is threatened to be made a party to any proceeding by or in the right of our company by reason of such director or executive officer serving (i) as a director and/or officer of our company, (ii) in any capacity with respect to any employee benefit plan of our company, or (iii) as a director, partner, trustee, officer, employee, agent, member or manager of any other entity at the request of our company, we must indemnify such director or executive officer for all expenses and liabilities, including amounts paid in settlement, incurred by him or her, or on his or her behalf, unless it has been established by a court of competent jurisdiction that:

  •
  the director or executive officer failed to act in good faith;

  •
  the director or executive officer failed to act in a manner he or she reasonably believed to be in, or not opposed to, the best interests of our company; or

    •
    the director or executive officer is liable to our company for an accounting of profits made from the purchase or sale of securities of our company pursuant to applicable provisions of the securities laws.
  •
  With respect to a proceeding by or in the right of our company, if a court of competent jurisdiction determines that a director or executive officer is liable to our company, such director or executive officer shall not be entitled to payment of indemnification unless the court in which such proceeding was brought determines, upon application, that such director or executive officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

  •
  If a director or executive officer is a party or is threatened to be made a party to any proceeding by reason of such director or executive officer serving (i) as a director and/or officer of our company, (ii) in any capacity with respect to any employee benefit plan of our company, or (iii) as a director, partner, trustee, officer, employee, agent, member or manager of any other entity at the request of our company, and such director or executive officer is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such proceeding, we must indemnify such director or executive officer for all expenses reasonably incurred by him or her, or on his or her behalf, in connection with each successfully resolved claim, issue or matter, including any claim, issue or matter in such a proceeding that is terminated by dismissal, with or without prejudice.

  •
  We must pay all indemnifiable expenses in advance of the final disposition of any proceeding within 10 calendar days after receiving a request for such an advance. To the extent required by the MGCL, the director or executive officer must agree to reimburse us if a court of competent jurisdiction determines that the director or executive officer is not entitled to indemnification.

  •
  We must pay all indemnifiable expenses to the director or executive officer within 45 calendar days following our receipt of his or her request. At our request, the director or executive officer seeking indemnification must provide sufficient documentation to establish that he or she is entitled to such indemnification.

              Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

              We maintain a director and officer insurance policy with a limit of $25 million per claim as well as in the aggregate.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Marriott

              An affiliate of Marriott International, Inc. owns 4.43 million shares of our common stock, or approximately 6.4% of our outstanding shares of common stock following the completion of this offering. In connection with our July 2004 private placement, Marriott purchased 3 million shares of our common stock for an aggregate purchase price of $30 million. In addition, concurrently with the completion of our initial public offering, Marriott purchased 1,428,571 shares of our common stock for an aggregate purchase price of approximately $15 million. The value of the shares owned by Marriott, based on the closing sale price of our common stock as of March 29, 2006, is $57,748,566.

  Investment Sourcing Relationship with Marriott

              Marriott and our company have an investment sourcing relationship pursuant to which Marriott has agreed to provide us, subject to certain limitations, with a "first look" at hotel acquisition and investment opportunities known to it.

              Marriott's only binding commitment with regard to this investment sourcing relationship is that, for a two-year period ending July 1, 2006, it has agreed not to enter into any written agreement or series of written agreements granting any third party the right to receive information from Marriott concerning opportunities to purchase full-service, urban select-service or urban extended-stay hotels in the United States, or in any region thereof, prior to such opportunities being presented to us. Marriott has specifically retained the right to enter into written agreements affecting less than 10% of the United States by population and also any non-written agreements with other potential capital sources. Our only binding commitment with regard to this relationship is that we have agreed, for a two-year period ending July 1, 2006, not to enter into a written agreement or series of written agreements granting any third party the right to receive information from us concerning potential opportunities to provide hotel management services for full-service, urban select-service or urban extended-stay hotels throughout the United States, or in any region thereof prior to such opportunity being presented to Marriott. We have specifically retained the right to enter into agreements affecting less than 10% of the United States and also any non-written agreements with other brand or hotel management companies. However, for any given investment, we are under no obligation to use Marriott as the hotel management company and we may invest in hotels that do not operate under one of Marriott's brands. We do not expect to renew this agreement.

              In connection with this investment sourcing relationship, Marriott assigned to us its interests as purchaser under the purchase and sale contract pursuant to which we acquired the Courtyard Manhattan/Midtown East hotel. The purchase price for the hotel was approximately $78.9 million. Marriott provided us $3.3 million in connection with the acquisition, including $2.5 million in key money and $800,000 as a contribution to the hotel's furniture, fixtures and equipment account. We also acquired, directly from Marriott, the Marriott Griffin Gate Resort for approximately $49.8 million and The Lodge at Sonoma, a Renaissance Resort & Spa for approximately $32.3 million, which were purchased by Marriott within two years of our acquisition. Marriott's purchase prices for the Marriott Griffin Gate Resort and The Lodge at Sonoma, a Renaissance Resort & Spa were approximately $47.5 million and approximately $32.5 million, respectively. In addition, Marriott had a 10% equity interest in an affiliate of Capital Hotel Investments, LLC, from whom we purchased the Los Angeles Airport Marriott, Frenchman's Reef & Morning Star Marriott Beach Resort, the Renaissance Worthington and the Marriott Atlanta Alpharetta (collectively, the "Capital Hotel Investment Portfolio"). Marriott had also provided mezzanine debt to Capital Hotel Investments, LLC, or affiliates thereof, totaling approximately $106 million, with $44.2 million of such debt allocated to the properties comprising the Capital Hotel Investment Portfolio. Such mezzanine debt was repaid by Capital Hotel

Investments, LLC from the cash proceeds received by Capital Hotel Investments, LLC from our purchase of the Capital Hotel Investment Portfolio.

              In determining the purchase prices that we paid for the hotels we acquired from Marriott, our senior management team collectively employed the same disciplined methodology that it generally uses to determine the purchase price of all the hotels that we acquire. Our senior management team initially creates a projection of future cash flows for each potential acquisition primarily based on:

  •
  historical cash flows provided to us by the seller and the hotel manager; and

  •
  our senior management team's belief as to future rates of occupancy and growth in ADR, as well as our senior management team's expectation of future increases in operating expenses, in a hotels' given market.

              Our senior management team's belief as to future cash flows and expenses is based on their extensive experience in the hotel industry, which includes their ability to evaluate the reasonableness of the projections provided to us by the seller and the hotel manager. Our senior management team then applies a multiple to those projected cash flows. This multiple reflects our senior management team's knowledge of recent sale prices for hotels in similar markets. Although our entire senior management team participates in the determination of a recommended purchase price, Mr. Williams, our President and Chief Operating Officer, is ultimately responsible for presenting our senior management team's recommendation of the purchase price for a potential acquisition to our board of directors, which makes the final determination.

              Marriott has provided us with key money of approximately $10.5 million in the aggregate in connection with our acquisitions of the Courtyard Manhattan/Midtown East ($2.5 million), the Courtyard Manhattan/Fifth Avenue ($1.0 million), the Torrance Marriott ($3.0 million), the Oak Brook Hills Marriott Resort ($2.5 million), SpringHill Suites Atlanta Buckhead ($0.5 million) and the Orlando Airport Marriott ($1.0 million). In connection with our acquisitions of the Courtyard Manhattan/Midtown East and The Lodge of Sonoma Renaissance Resort & Spa, Marriott also contributed $800,000 and $400,000, respectively, to the hotels' furniture, fixtures and equipment reserves. The $7.0 million in key money contributed by Marriott in connection with our acquisition of the Torrance Marriott, Oak Brook Hills Marriott Resort, SpringHill Suites Atlanta Buckhead and Orlando Airport Marriott is recoverable subject to a 10% reduction per year in the event that the applicable management agreement with Marriott terminates within 10 years and such termination is not a result of a default by Marriott. In addition, Marriott provided us with separate cash flow guarantees for the Oak Brook Hills Marriott Resort, SpringHill Suites Atlanta Buckhead and Orlando Airport Marriott. These three guarantees provide that Marriott will be obligated to pay up to $3.7 million in the aggregate should the hotels fail to generate certain pre-agreed amounts of projected cash flow.

  Management Agreements

              In order to qualify as a REIT, we cannot operate our hotels or participate in the decisions affecting the daily operations of our hotels. Thus far, although we are free to enter into hotel management agreements with any third party, with respect to all the properties that we currently own, we have entered into management agreements with Marriott (and with an affiliate of Vail Resorts under a franchise agreement with Marriott). Our management agreements with Marriott typically provide for an initial term that expires upon the end of the twentieth, thirtieth or fortieth full fiscal year after the effective date of the hotel management agreement. The term of the hotel management agreement is generally automatically renewed for a negotiated number of consecutive 10-year periods upon the expiration of the initial term unless the property manager gives notice to our TRS lessee of its election not to renew the hotel management agreement at least 300 days prior to the expiration of the then-current term.

              The following table sets forth the effective date, initial term and number of renewal terms under the respective hotel management agreements for each of our hotels. Generally, the term of the hotel management agreements generally automatically renew for a negotiated number of consecutive periods upon the expiration of the initial term unless the property manager gives notice to us of its election not to renew the hotel management agreement.

	Date of Agreement	Initial Term	Number of Renewal Terms
The Lodge at Sonoma, a Renaissance Resort & Spa	10/2004	20 years	One ten-year period
Courtyard Manhattan/Midtown East	11/2004	30 years	Two ten-year periods
Salt Lake City Marriott Downtown	12/2001	30 years	Three fifteen-year periods
Courtyard Manhattan/Fifth Avenue	01/2005	30 years	None
Marriott Griffin Gate Resort	12/2004	20 years	One ten-year period
Bethesda Marriott Suites	12/2004	21 years	Two ten-year periods
Torrance Marriott	1/2005	40 years	None
Marriott Atlanta Alpharetta	9/2000	30 years	Two ten-year periods
Frenchman's Reef & Morning Star Marriott Beach Resort	9/2000	30 years	Two ten-year periods
Los Angeles Airport Marriott	9/2000	30 years	Two ten-year periods
Renaissance Worthington	9/2000	30 years	Two ten-year periods
Vail Marriott Mountain Resort & Spa	6/2005	15 1/2 years	None
SpringHill Suites Atlanta Buckhead	7/2005	30 years	Two ten-year periods
Oak Brook Hills Marriott Resort	7/2005	30 years	None
Orlando Airport Marriott	11/2005	30 years	None

  Amounts Payable under our Hotel Management Agreements

              Under our current hotel management agreements, the property manager receives a base management fee and, if certain financial thresholds are met or exceeded, an incentive management fee. The base management fee is generally payable as a percentage of gross hotel revenues for each fiscal year. The incentive management fee is generally based on hotel operating profits and is typically equal to between 20% and 25% of hotel operating profits but the fee only applies to that portion of hotel operating profits above a negotiated return on our invested capital. We refer to this excess of operating profits over a return on our invested capital as "available cash flow."

              The following table sets forth the base management fee and incentive management fee, generally due and payable each fiscal year, for each of our properties.

	Base Management Fee(1)	Incentive Management Fee(2)
Courtyard Manhattan/Midtown East	5%	25%(3)
Torrance Marriott	3%	20%(4)
Salt Lake City Marriott Downtown	3%	Not more than 20%(5)
Marriott Griffin Gate Resort	3%	20%(6)
Bethesda Marriott Suites	3%	50%(7)
Courtyard Manhattan/Fifth Avenue	5%(8)	25%(9)
The Lodge at Sonoma, a Renaissance Resort & Spa	3%	20%(10)
Marriott Atlanta Alpharetta	3%	25%(12)
Frenchman's Reef & Morning Star Marriott Beach Resort	3%	25%(13)
Los Angeles Airport Marriott	3%	25%(14)
Renaissance Worthington	3%	25%(15)
Vail Marriott Mountain Resort & Spa	3%	20%(16)
SpringHill Suites Atlanta Buckhead	5%(11)	25%(17)
Oak Brook Hills Marriott Resort	3%	20% or 30%(18)
Orlando Airport Marriott	3%	20% or 25%(19)

(1)
As a percentage of gross revenues.

(2)
Based on a percentage of hotel operating profits above a negotiated return on our investment capital as more fully described in the following footnotes.

(3)
Calculated as a percentage of operating profits in excess of 10.75% of the sum of (i) $73.7 million and (ii) the amount of certain capital expenditures.

(4)
Calculated as a percentage of operating profits in excess of the sum of (i) $7.5 million and (ii) 10.75% of certain capital expenditures.

(5)
The incentive management fee is equal to the available cash flow for each fiscal year, subject to a cap of 20% of operating profit for such fiscal year. Commencing with the fiscal year 2002, the operating profit with respect to each fiscal year is reduced by an amount equal to 10.75% of all material capital expenditures funded by the TRS lessee; provided that the material capital expenditures are included in the calculation of the incentive management fee with respect to the fiscal year or fiscal years during which such expenditures occurred (on a pro rata basis).

(6)
Calculated as a percentage of operating profits in excess of the sum of (i) $5.5 million and (ii) 10.75% of certain capital expenditures.

(7)
Calculated as a percentage of operating profits in excess of the sum of (i) the payment of certain loan procurement costs, (ii) 10.75% of certain capital expenditures, (iii) an agreed-upon return on certain expenditures and (iv) the value of certain amounts paid into a reserve account established for the replacement, renewal and addition of certain hotel goods.

(8)
The base management fee will be equal to 5.5% of gross revenues for fiscal years 2010 through 2014 and 6% for fiscal year 2015 and thereafter until the expiration of the agreement. Also, beginning in 2007, the base management fee may increase to 5.5% at the beginning of the next fiscal year if operating profits equal or exceed $4.7 million, and beginning in 2011, the base management fee may increase to 6.0% at the beginning of the next fiscal year if operating profits equal or exceed $5.0 million.

(9)
Calculated as a percentage of operating profits in excess of 12% of the sum of (i) $38.8 million and (ii) the amount of certain capital expenditures, less 5% of the total real estate tax bill (for as long as the hotel is leased to a party other than the manager).

(10)
Calculated as a percentage of operating profits in excess of the sum of (i) $3.6 million and (ii) 10.75% of capital expenditures.

(11)
The base management fee will be equal to 6% of gross revenues for fiscal years 2008 through 2016 and 6.5% of gross revenues thereafter. In the event that the property's operating profit is below certain thresholds in 2006 and 2007, the base management fee may be reduced by up to $100,000 per year. In addition, in the event that the hotel's operating profit is above certain thresholds starting in 2008, the base management fee will be increased to 6.5% and if the hotel's operating profit is above an additional threshold starting in 2012, the base management fee will be increased to 7.0%

(12)
Calculated as a percentage of operating profits in excess of the sum of (i) $4.1 million and (ii) 10.75% of certain capital expenditures.

(13)
Calculated as a percentage of operating profits in excess of the sum of (i) $8.4 million and (ii) 10.75% of certain capital expenditures.

(14)
Calculated as a percentage of operating profits in excess of the sum of (i) $9.4 million and (ii) 10.75% of certain capital expenditures.

(15)
Calculated as a percentage of operating profits in excess of the sum of (i) $7.6 million and (ii) 10.75% of certain capital expenditures.

(16)
Calculated as a percentage of operating profits in excess of 11% of our invested capital. The incentive management fee rises to 25% if the hotel achieves operating profits in excess of 15% of our invested capital.

(17)
Calculated as a percentage of operating profits in excess of the sum of (i) $4.1 million and (ii) 12% of certain capital expenditures and pre-conversion expenses.

(18)
Calculated as a percentage of operating profits in excess of the sum of (i) $8.1 million and (ii) 10.75% of certain capital expenditures. The percentage of operating profits is 20% except from 2011 through 2025 when it is 30%.

(19)
Calculated as a percentage of operating profits in excess of 10.75% of our acquisition costs plus certain capital expenditures. We estimate that the threshold will be approximately $9 million. The percentage of operating profits is 20% except from 2011 through 2025 when it is 25%.

              We paid $8,107,902 and $260,724 of management fees during the year ended December 31, 2005 and the period from May 6, 2004 (Inception) to December 31, 2004. The management fees for the year ended December 31, 2005 consisted of $634,000 of incentive management fees and $7,473,902 of base management fees. All management fees earned during the period from May 6, 2004 (Inception) to December 31, 2004 were base management fees.

Arrangements with our Senior Executive Officers and Certain Directors

              Messrs. McCarten, Williams, Brugger and Schecter are all former officers and employees of Marriott and have many professional relationships with current senior executives at Marriott.

              Messrs. McCarten and Williams may have ongoing conflicts between our interests and the interests of Marriott because each has a significant financial interest in Marriott as a percentage of his individual net worth. These interests include shares of Marriott's common stock, options to acquire shares of Marriott's common stock and an executive deferred compensation arrangement which is an unfunded obligation of Marriott. In the case of both Messrs. McCarten and William, each of their financial interests in Marriott represents a material percentage (but not a majority) of his individual net worth. In each case, these interests represent several millions of dollars and, depending upon the performance of Marriott relative to our performance and the amount of equity incentive compensation paid by us to Messrs. McCarten and Williams, their financial interest in Marriott may continue to be greater than their financial interest in us. Accordingly, Messrs. McCarten and Williams may have a conflict of interest when evaluating hotel investment opportunities sourced to us by Marriott or when negotiating the terms of hotel management agreements with Marriott because of their financial interest in Marriott.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

              The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors, without a vote of our stockholders. Any change to any of these policies by our board, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that a change is in our and our stockholders' best interests. We cannot assure you that our investment objectives will be attained.

Investments in Real Estate or Interests in Real Estate

              We intend to conduct our investment activities through our operating partnership and its subsidiaries. We seek to invest in assets primarily for current income generation. In general, our primary investment objectives are to:

  •
  enhance stockholder value over time by generating strong risk-adjusted returns on invested capital;

  •
  consistently pay attractive distributions to our stockholders; and

  •
  achieve long-term appreciation in the value of our hotel investments.

              There are no limitations on the amount or percentage of our total assets that may be invested in any one hotel. Additionally, no limits have been set on the concentration of investments in any one location or by brand, type of market or other limits.

              Additional criteria with respect to our hotel investments are described in "Our Business."

Investments in Mortgages, Structured Financings and Other Lending Policies

              We have no current intention of investing in loans secured by properties or making loans to persons. However, we do not have a policy limiting our ability to invest in loans secured by properties or to make loans to other persons. In the future, we may acquire first mortgages on hotels and invest in other mortgage-related instruments such as subordinated or mezzanine loans to hotel owners and operators. In addition, we may invest in hotels and lease them back to their existing owners. We may also consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We may make loans to joint ventures in which we may participate in the future. However, we do not intend to engage in significant lending activities. Any such lending or financing activities would be subject to restrictions applicable to REITs.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

              Generally, we do not expect to engage in any significant investment activities with other entities. We have not invested in joint ventures. We endeavor to structure our hotel acquisitions so that they will not overly complicate our capital structure; however, we will consider a more complex transaction if we believe that the projected returns to our stockholders will significantly exceed the returns that would otherwise be available. We may also invest in the securities of other issuers in connection with acquisitions of indirect interests in hotels (normally general or limited partnership units in special purpose partnerships owning properties). We may in the future acquire some, all or substantially all of the securities or assets of other REITs or similar entities where that investment would be consistent with our investment policies and the REIT qualification requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests that we must satisfy to qualify as a REIT. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will require us to register as an "investment company" under the Investment Company Act, and we intend to divest securities before any registration would be required.

              We do not intend to engage in trading, underwriting, agency distribution or sales of securities of other issuers.

Dispositions

              Generally, our board of directors will consider dispositions of properties, subject to REIT qualification rules and limitations set forth in our hotel management agreements, if our management determines that a sale of a property would be in our best interests based on the price being offered for the property, the operating performance of the property, the tax consequences of the sale and other factors and circumstances surrounding the proposed sale.

Financing Policies

              We are committed to maintaining a conservative capital structure with prudent aggregate leverage and a high mix of long-term fixed-rate debt. However, we intend to maintain the flexibility to modify these strategies if we believe fundamental changes have occurred in the capital markets.

              As of December 31, 2005, we had $428.4 million of debt outstanding of which more than 90% had fixed interest rates, with a weighted-average interest rate of 5.6%, and a weighted-average maturity date in excess of eight years. Moreover, as of December 31, 2005, we had a debt-to-enterprise value ratio of 41%. After giving effect to this offering, including the acquisition of the Chicago Marriott, and the refinancing of the Courtyard Manhattan/Fifth Avenue mortgage debt, we will have approximately $667.2 million of debt outstanding representing a debt-to-enterprise value ratio of 47%. Enterprise value is calculated as our market capitalization plus net debt. We currently have a target debt-to-enterprise value ratio of 45% to 55%.

              While we currently have a strong bias for locking in today's interest rates through long-term fixed-rate debt secured by mortgages on our properties, we intend to be flexible and to regularly evaluate how best to add value to our stockholders. Therefore, we may incur debt in the form of purchase money obligations to the sellers of properties, or in the form of publicly or privately placed debt instruments, financing from banks, institutional investors, or other lenders, any of which indebtedness may be unsecured or may be secured by mortgages or other interests in our properties. This indebtedness may be recourse, non-recourse or cross-collateralized and, if recourse, that recourse may include our general assets and, if non-recourse, may be limited to the particular property to which the indebtedness relates. In addition, we may invest in hotels subject to existing loans secured by mortgages or similar liens on the properties, or may refinance properties acquired on a leveraged basis. We may use the proceeds from any borrowings for working capital, to purchase additional interests in partnerships or joint ventures in which we participate, to refinance existing indebtedness or to finance investments. We may also incur indebtedness for other purposes when, in the opinion of our board of directors, it is advisable to do so. In addition, we may need to borrow funds to meet the taxable income distribution requirements under the Code if we do not have sufficient cash available to meet those distribution requirements.

Equity Capital Policies

              Subject to applicable law, our board of directors has the authority, without further stockholder approval, to issue additional shares of authorized common stock and preferred stock or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property. Existing stockholders will have no preemptive right to additional shares issued in any offering, and any offering might cause a dilution of investment. We may in the future issue common stock in connection with acquisitions. We also may issue limited partnership units in our operating partnership or equity interests in other subsidiaries in connection with acquisitions of hotels.

              Our board of directors may authorize the issuance of preferred stock with terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control in us that might involve a premium price for holders of our common stock or otherwise might be in their best interests. Additionally, any shares of preferred stock could have dividend, voting, liquidation and other rights and preferences that are senior to those of our common stock.

              We may, under certain circumstances, purchase common stock in the open market or in private transactions with our stockholders, if those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares, and any action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualifying as a REIT.

              In the future, we may institute a dividend reinvestment plan, which would allow our stockholders to acquire additional shares of our common stock by automatically reinvesting their cash dividends. Shares would be acquired pursuant to the plan at a price equal to the then prevailing market price, without payment of brokerage commissions or service charges. Stockholders who do not participate in the plan would continue to receive cash dividends as declared and paid.

TRADING OF OUR COMMON STOCK

              Our common stock trades on the New York Stock Exchange under the symbol "DRH". The following table sets forth, for the indicated period, the dividends paid and the high and low closing prices for the common stock, as reported on the New York Stock Exchange:

			Price Range
	Dividend		High	Low
Year Ended December 31, 2005(1)
Second Quarter (May 26, 2005 – June 30, 2005)(1)	$0.0326		$11.73	$10.50
Third Quarter	$0.1725		$12.62	$11.14
Fourth Quarter	$0.1725		$12.00	$10.84
Year Ending December 31, 2006
First Quarter (through March 29, 2006)	$0.18	(2)	$13.52	$11.85

(1)
Our common stock commenced trading on the New York Stock Exchange on May 26, 2005.

(2)
This quarterly dividend is payable on April 11, 2006 to stockholders of record as of March 24, 2006. Purchasers in this offering will not receive the April dividend.

              The closing price of our common stock on the New York Stock Exchange on March 29, 2006 was $13.04 per share. As of March 29, 2006, there were 18 holders of record. This figure does not reflect the beneficial ownership of shares held in nominee name.

PRINCIPAL STOCKHOLDERS

              The table below shows the amount of our common stock beneficially owned as of March 17, 2006 by (i) each director and nominee for director, (ii) our chairman and chief executive officer and the four other most highly compensated executive officers of our company each of whose compensation exceeded $100,000 during the fiscal year ended December 31, 2005 (the "named executive officers"); (iii) all of our directors, director nominees and executive officers as a group; and (iv) each person known by us to be the beneficial owner of more than 5% of our outstanding common stock (the "5% Holders").

              The number of common shares "beneficially owned" by each stockholder is determined under rules issued by the SEC regarding the beneficial ownership of securities. This information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership of common stock includes (i) any shares as to which the person or entity has sole or shared voting power or investment power and (ii) any shares as to which the person or entity has the right to acquire beneficial ownership within 60 days after March 17, 2006, including any shares which could be purchased by the exercise of options at or within 60 days after March 17, 2006.

              Under the relevant SEC rules, each executive officer of our company may vote his or her unvested shares of restricted stock so they are deemed to be "beneficially owned" by the relevant executive officer. However, the executive officers have no right to vote the shares of common stock underlying the deferred stock units, as such deferred stock units merely represent our unsecured obligation to deliver such underlying shares in the future, thus such underlying shares are not deemed to be "beneficially owned" by the relevant executive officer.

	Beneficial Ownership
Name of Beneficial Owner
	Number		Percent(1)
Directors and named executive officers:
William W. McCarten**	325,100	(2)	*
Daniel J. Altobello**	13,500		*
W. Robert Grafton**	11,500		*
Maureen L. McAvey**	8,500		*
Gilbert T. Ray**	8,500		*
John L. Williams**	240,000	(3)	*
Mark W. Brugger**	175,000	(4)	*
Michael D. Schecter**	85,000	(5)	*
Sean M. Mahoney**	15,000	(6)	*
Directors and named executive officers as a group (9 persons)	882,100		1.7%
5% Holders:
Marriott Hotel Services, Inc.	4,428,571	(7)	8.6%
Capital Growth Management LP	3,679,000	(8)	7.1%
Wellington Management Co. LLP	3,811,900	(9)	7.3%
Lord Abbett Research Fund, Inc. Small Cap Value Series	3,856,311	(10)	7.5%
Cohen & Steers Capital Management, Inc.	3,672,800	(11)	7.1%

*
Represents less than 1% of the number of shares of common stock outstanding.

**
The address of such person is c/o DiamondRock Hospitality Company, 6903 Rockledge Drive, Bethesda, MD 20817.

(1)
Calculated using 51,566,864 shares of common stock outstanding as of March 17, 2006, which includes all unvested shares of restricted stock but, in accordance with the SEC's rules, it does not include the shares of common stock underlying the deferred stock units issued to the executive officers in connection with our initial public offering. There were no additional adjustments required by Rule 13d-3(d)(i) of the Exchange Act as no executive officer or director has any right to acquire shares within 60 days in a manner similar to those rights set forth in Rule 13d-3(d)(i) of the Exchange Act.

(2)
In addition to the 100,100 shares of our common stock that Mr. McCarten purchased from us directly at the same price and at the same time as investors in our July 2004 private placement, such shares include 225,000 shares of restricted stock granted to Mr. McCarten under our equity incentive plan. Subject to continued service with us, the restrictions on the restricted stock will lapse pursuant to the following schedule: two-thirds of the restricted shares shall vest on August 1, 2006 and the remaining one-third shall vest on July 7, 2007. In accordance with the SEC rules, this does not include our obligation to deliver 112,500 shares of common stock underlying the deferred stock units issued to Mr. McCarten in connection with our initial public offering.

(3)
In addition to the 30,000 shares of our common stock that Mr. Williams purchased from us directly at the same price and at the same time as investors in our July 2004 private placement, such shares include 210,000 shares of restricted stock granted to Mr. Williams under our equity incentive plan. Subject to continued service with us, the restrictions on the restricted stock will lapse pursuant to the following schedule: two-thirds of the restricted shares shall vest on August 1, 2006 and the remaining one-third shall vest on July 7, 2007. In accordance with the SEC rules, this does not include our obligation to deliver 105,000 shares of common stock underlying the deferred stock units issued to Mr. Williams in connection with our initial public offering.

(4)
In addition to the 10,000 shares of our common stock that Mr. Brugger purchased from us directly at the same price and at the same time as investors in our July 2004 private placement, such shares include 165,000 shares of restricted stock granted to Mr. Brugger under our equity incentive plan. Subject to continued service with us, the restrictions on the restricted stock will lapse pursuant to the following schedule: two-thirds of the restricted shares shall vest on August 1, 2006 and the remaining one-third shall vest on July 7, 2007. In accordance with the SEC rules, this does not include our obligation to deliver 82,500 shares of common stock underlying the deferred stock units issued to Mr. Brugger in connection with our initial public offering.

(5)
In addition to the 10,000 shares of our common stock that Mr. Schecter purchased from us directly at the same price and at the same time as investors in our July 2004 private placement, such shares include 75,000 shares of restricted stock granted to Mr. Schecter under our equity incentive plan. Subject to continued service with us, the restrictions on the restricted stock will lapse pursuant to the following schedule: two-thirds of the restricted shares shall vest on August 1, 2006 and the remaining one-third shall vest on July 7, 2007. In accordance with the SEC rules, this does not include our obligation to deliver 57,500 shares of common stock underlying the deferred stock units issued to Mr. Schecter in connection with our initial public offering.

(6)
Includes 15,000 shares of restricted stock granted to Mr. Mahoney under our equity incentive plan. Subject to continued service with us, the restrictions on the restricted stock will lapse pursuant to the following schedule: two-thirds of the restricted shares shall vest on August 1, 2006 and the remaining one-third shall vest on July 7, 2007. In accordance with the SEC rules, this does not include our obligation to deliver 25,000 shares of common stock underlying the deferred stock units issued shares of deferred stock promised to Mr. Mahoney in connection with our initial public offering.

(7)
Based solely on information contained in a Schedule 13G jointly filed by Marriott Hotel Services, Inc. and Marriott International, Inc. with the SEC on June 6, 2005. The address of both Marriott Hotel Services, Inc. and Marriott International, Inc. is 10400 Fernwood Road, Bethesda, Maryland 20817. Marriott Services, Inc. and Marriott International, Inc. share dispositive power and voting power with respect to these shares.

(8)
Based solely on information contained in a Schedule 13G filed by Capital Growth Management Limited Partnership with the SEC on February 9, 2006. The address for Capital Growth Management Limited Partnership is One International Place, Boston, Massachusetts 02110. Capital Growth Management Limited Partnership has sole voting power and shared dispositive power with respect to these shares.

(9)
Based solely on information contained in a Schedule 13G filed by Wellington Management Company, LLP with the SEC on February 14, 2006. The address for Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109. Wellington Management Company, LLP has shared voting power with respect to 2,510,000 and shared dispositive power with respect to 3,783,400 shares. Wellington Management Company, LLP does not have sole voting power or sole dispositive power with respect to any of these shares.

(10)
Based solely on information contained in a Schedule 13G filed by Lord, Abbett & Co. LLC with the SEC on February 1, 2006. The address for Lord, Abbett & Co. LLC is 90 Hudson Street, Jersey City, New Jersey 07302. Lord, Abbett & Co. LLC has sole voting power and sole dispositive power with respect to these shares.

(11)
Based solely on information contained in a Schedule 13G jointly filed by Cohen & Steers, Inc. and Cohen & Steers Capital Management, Inc. with the SEC on February 10, 2006. The address of both Cohen & Steers, Inc. and Cohen & Steers Capital Management, Inc. is 280 Park Avenue, 10th Floor, New York, New York 10017. Each of Cohen & Steers, Inc. and Cohen & Steers Capital Management, Inc. has sole voting power with respect to 3,597,200 shares and sole dispositive power with respect to 3,672,800 shares. Cohen & Steers, Inc. and Cohen & Steers Capital Management, Inc. do not shared voting power or shared dispositive power with respect to any of these shares.

DESCRIPTION OF CAPITAL STOCK AND
CERTAIN MATERIAL PROVISIONS OF MARYLAND LAW,
OUR CHARTER AND OUR BYLAWS

              The following is a summary of certain provisions of our charter and bylaws and Maryland law, does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws. See "Where You Can Find More Information" for information on how to obtain copies of our charter and bylaws.

General

              Our charter provides that we may issue up to 100,000,000 shares of common stock, $.01 par value per share, and 10,000,000 shares of preferred stock, $.01 par value per share. A majority of our board of directors may, without any action by the stockholders, amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. Upon completion of this offering, 68,366,864 shares of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding. Under Maryland law, stockholders generally are not liable for the corporation's debts or obligations.

Common Stock

              We have received an opinion of counsel that all shares of common stock offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock and to the provisions of the charter regarding the restrictions on transfer of stock, holders of shares of our common stock are entitled to receive dividends on such stock if, as and when authorized by our board of directors and declared by us out of assets legally available therefor and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all of our known debts and liabilities.

              Subject to the provisions of our charter regarding the restrictions on transfer of stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

              Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Subject to the provisions of our charter regarding the restrictions on transfer of stock, shares of our common stock will have equal dividend, liquidation and other rights. Holders of shares of our common stock listed on a national securities exchange or the NASDAQ National Market will not have appraisal rights.

              Our charter authorizes our board of directors to reclassify any unissued shares of common stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

Preferred Stock

              Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series, as authorized by our board of directors. Prior to issuance of shares of each series, our board of directors is required by the MGCL and our charter to set, subject to the provisions of the charter regarding the restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. Thus, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Power to Issue Additional Shares of Common Stock and Preferred Stock

              We believe that the power of our board of directors to issue additional authorized but unissued shares of common stock or preferred stock and to classify or reclassify unissued shares of common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs of our company that might arise. The additional classes or series, as well as the common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors has no intention at the present time of doing so, it could authorize us to issue a class or series that could have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Restrictions on Ownership and Transfer

              In order for us to qualify for and maintain our status as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

              Our charter, subject to certain exceptions, contains restrictions on the number of shares of our capital stock that a person may beneficially own in order for us to preserve our qualification as a REIT under the Code. Our charter provides that, subject to some exceptions, no person may beneficially own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of our common stock or of the value of the aggregate outstanding shares of our capital stock (the "Ownership Limit"), except that certain "look through entities," such as mutual funds, may beneficially own up to 15% of our common stock or of the value of the aggregate outstanding shares of our capital stock (the "Look-Through Ownership Limit"). Our board of directors has waived this ownership limitation for Marriott Hotel Services, Inc. and certain institutional investors in the past. Our bylaws provide that, notwithstanding any other provision of our charter or the bylaws, our board of directors will exempt any person from the Ownership Limit and the Look-Through Ownership Limit, provided that:

  •
  such person shall not beneficially own shares of capital stock that would cause an "individual" (within the meaning of Section 542(a)(2) of the Internal Revenue Code, but not including a "qualified trust" (as defined in Code Section 856(h)(3)(E)) subject to the look-through rule of Code Section 856(h)(3)(A)(i)) to beneficially own (i) shares of capital stock in excess of 9.8% in value of the aggregate of the outstanding shares of our capital stock or (ii) in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of our common stock;

  •
  our board of directors obtains such representations and undertakings from such person as are reasonably necessary to ascertain that such person's ownership of such shares of capital stock will not now or in the future jeopardize our ability to qualify as a REIT under the Code; and

  •
  such person agrees that any violation or attempted violation of any of the foregoing restrictions or any such other restrictions that may be imposed by our board of directors will result in the automatic transfer of the shares of stock causing such violation to the Trust (as defined below).

Any amendment, alteration or repeal of this provision of our bylaws shall be valid only if approved by the affirmative vote of a majority of votes cast by stockholders entitled to vote generally in the election of directors.

              Our charter also prohibits any person from (a) owning shares of our capital stock if such ownership would result in our being "closely held" within the meaning of Section 856(h) of the Code, (b) transferring shares of our capital stock if such transfer would result in our capital stock being owned by fewer than 100 persons, (c) owning shares of our capital stock if such ownership would cause any of our income that would otherwise qualify as rents from real property to fail to qualify as such, including as a result of any of our hotel management companies failing to qualify as "eligible independent contractors" under the REIT rules and (d) owning shares of our capital stock if such ownership would result in our failing to qualify as a REIT for federal income tax purposes. Any person who acquires or attempts or intends to acquire beneficial ownership of shares of our capital stock that will or may violate any of these restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

              The board of directors may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to the board of directors in its sole discretion, in order to determine or ensure our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or continue to qualify, as a REIT.

              If any transfer of shares of our capital stock or other event occurs which, if effective, would result in any person beneficially or constructively owning shares of our capital stock in excess or in violation of the above transfer or ownership limitations (a "Prohibited Owner"), then that number of shares of our capital stock the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded to the nearest whole share) shall be automatically transferred to a trust (the "Trust") for the exclusive benefit of one or more charitable beneficiaries (the "Charitable Beneficiary"), and the Prohibited Owner shall not acquire any rights in such shares. Such automatic transfer shall be deemed to be effective as of the close of business on the Business Day (as defined in our charter) prior to the date of such violative transfer. Shares of stock held in the Trust shall be issued and outstanding shares of our capital stock. The Prohibited Owner shall not benefit economically from ownership of any shares of stock held in the Trust, shall have no rights to dividends and shall not possess any rights to vote or other rights attributable to the shares of stock held in the Trust. The trustee of the Trust (the "Trustee") shall have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by us that shares of stock have been transferred to the Trustee shall be paid by the recipient of such dividend or distribution to the Trustee upon demand, and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividend or distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares of stock held in the Trust and, subject to Maryland law, effective as of the date that such shares of stock have been transferred to the Trust, the Trustee shall have the authority (at the Trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by us that such shares have been transferred to the Trust and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary. However, if we have already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote.

              Within 20 days of receiving notice from us that shares of our capital stock have been transferred to the Trust, the Trustee shall sell the shares of stock held in the Trust to a person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in our charter. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as follows. The Prohibited Owner shall receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in the charter) of such shares on the day of the event causing the shares to be held in the Trust and (ii) the price per share received by the Trustee from the sale or other disposition of the shares held in the Trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner shall be paid immediately to the Charitable Beneficiary. If, prior to the discovery by us that shares of stock have been transferred to the Trust, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to the aforementioned requirement, such excess shall be paid to the Trustee upon demand.

              In addition, shares of our capital stock held in the Trust shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date we, or our designee, accept such offer. We shall have the right to accept such offer until the Trustee has sold the shares of stock held in the Trust. Upon such a sale to us, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

              All certificates representing shares of common stock and preferred stock, if any, will bear a legend referring to the restrictions described above.

              Each stockholder shall provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

              These ownership limits could delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for the common stock or otherwise be in the best interests of our stockholders.

Transfer Agent and Registrar

              The transfer agent and registrar of our common stock is American Stock Transfer & Trust Company.

Certain Provisions of Maryland Law, Our Charter and Our Bylaws

  Number, Election and Removal of Directors

              Our charter and bylaws provide that the number of directors may be set only by our board of directors, but may never be less than the minimum number required by the MGCL nor more than 15. Our bylaws provide that a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to elect a director.

              We have elected to be subject to the provision of Subtitle 8 of Title 3 of the MGCL regarding the filling of vacancies on the board of directors. Accordingly, except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until a successor is elected and qualified.

              The charter provides that a director may be removed with or without cause by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

  Charter Amendments and Extraordinary Corporate Actions

              Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. Our charter generally provides that, if such amendment or action is declared advisable by the board of directors and approved by at least 75% of the continuing directors (as defined in the charter), such amendment or action may be approved by stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. If such amendment or action is declared advisable by the board of directors, but does not receive the continuing director approval referred to above, such amendment or action must be approved by stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter.

  Amendment of Bylaws

              The charter and bylaws provide that, with the exception of provisions in our bylaws relating to the business combination and control share provisions of the MGCL and the waiver of the ownership limitations set forth in our charter, which provisions may not be amended without shareholder approval, our board of directors has the exclusive power to adopt, alter or repeal any provision of the bylaws and to make new bylaws.

  Business Combinations

              Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate of such an Interested Stockholder are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. A person is not an Interested Stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an Interested Stockholder. The board of directors may provide that its approval is subject to compliance with any terms and conditions determined by the board. Our board of directors has adopted a resolution opting out of the business combination provisions of the MGCL. This resolution provides that any alteration or repeal of the resolution by the board of directors shall be valid only if approved, at a meeting duly called, by the affirmative vote of a majority of votes cast by stockholders entitled to vote generally for directors and the affirmative vote of a majority of continuing directors. Our board of directors amended our bylaws to provide that any such alteration or repeal of the resolution, other than pursuant to such resolution, will be valid only if approved, at a meeting duly called, by the affirmative vote of a majority of votes cast by stockholders entitled to vote generally for directors and the affirmative vote of a majority of continuing directors. If this resolution is repealed, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

  Control Share Acquisitions

              The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation. "Control Shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

              A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

              If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

              The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

              Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our capital stock. Any amendment, alteration or repeal of this provision of our bylaws shall be valid only if approved, at a meeting duly called, by the affirmative vote of a majority of votes cast by stockholders entitled to vote generally for directors and the affirmative vote of a majority of continuing directors. There can be no assurance that such provision will not be amended or eliminated at any time in the future.

  Unsolicited Takeovers

              The "unsolicited takeover" provisions of the MGCL permit the board of directors, without stockholder approval and regardless of what is currently provided in the charter or bylaws, to implement takeover defenses, some of which we do not yet have. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of our company under the circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then current market price.

  Advance Notice of Director Nominations and New Business

              Our bylaws provide that (a) with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by the board of directors or (iii) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the bylaws and (b) with respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to the board of directors may be made only (i) pursuant to our notice of the meeting, (ii) by the board of directors or (iii) provided that the board of directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the bylaws.

  Anti-takeover Effect of Certain Provisions of Maryland Law and of the Charter and Bylaws

              If the applicable board resolution is repealed, the business combination provisions and, if the applicable provision in the bylaws is rescinded, the control share acquisition provisions of the MGCL, the provisions of the charter relating to removal of directors and the advance notice provisions of the bylaws, among others, could delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF
DIAMONDROCK HOSPITALITY LIMITED PARTNERSHIP

              The following is a summary of the material terms of the agreement of limited partnership of our operating partnership, which we refer to as the Partnership Agreement. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Partnership Agreement, a copy of which is an exhibit to the registration statement of which this prospectus is a part. See "Where You Can Find More Information." Because, and so long as, we own all of the partnership interests in our operating partnership, we will be able to amend the Partnership Agreement of our operating partnership and we may, from time to time, modify the agreement so that it varies from the description set forth herein.

Management of the Operating Partnership

              DiamondRock Hospitality Limited Partnership is a Delaware limited partnership that was formed on May 26, 2004. As sole general partner of the operating partnership, we exercise exclusive and complete responsibility and discretion in our operating partnership's day-to-day management and control. We can cause our operating partnership to enter into certain major transactions including acquisitions, developments and dispositions of properties and refinancings of existing indebtedness. Currently, our wholly-owned subsidiary, DiamondRock Hospitality, LLC is the only limited partner of our operating partnership. Generally, limited partners may not transact business for, or participate in the management activities or decisions of, our operating partnership, except as provided in the Partnership Agreement and as required by applicable law. Certain restrictions under the Partnership Agreement restrict our ability to engage in a business combination as more fully described in "—Extraordinary Transactions" below.

              In the event of any conflict in the fiduciary duties owed by us to our stockholders and by us, as general partner of our operating partnership, to the limited partners, we may act in the best interests of our stockholders without violating our fiduciary duties to the limited partners or being liable for any resulting breach of our duties to the limited partners.

              The Partnership Agreement provides that our operating partnership is empowered to do any and all acts and things for the furtherance and accomplishment of our business, including all activities pertaining to the acquisition and operation of our properties, provided that our operating partnership shall not take, and will refrain from taking, any action which, in our judgment could adversely affect our ability to qualify as a REIT.

Removal of the General Partners; Transfer of the General Partner's Interest

              The Partnership Agreement provides that the limited partners may not remove us as general partner of the operating partnership. We may not transfer any of our interests as a general or limited partner in the operating partnership except (i) in connection with certain extraordinary transactions as described below; (ii) if the limited partners holding more than 50% of the units held by limited partners (other than limited partnership units held by us) consent to such transfer; or (iii) to certain of our affiliates.

Amendments of the Partnership Agreement

              Amendments to the Partnership Agreement may only be proposed by us as general partner. Generally, the Partnership Agreement may be amended with our approval and the approval of the limited partners holding a majority of all outstanding limited partner units (including limited partner units held by us). Certain amendments that would, among other things, convert a limited partner's interest into a general partner's interest, modify the limited liability of a limited partner in a manner adverse to such limited partner, alter the rights of a partner to receive distributions or allocations, alter or modify the redemption right of a partner in a manner adverse to such partner, or cause the termination of the partnership prior to the time set forth in the Partnership Agreement must be approved by each partner that would be adversely affected by such amendment.

              Notwithstanding the foregoing, we will have the power, without the consent of the limited partners, to amend the Partnership Agreement as may be required to:

  •
  add to our obligations or surrender any right or power granted to us or any of our affiliates for the benefit of the limited partners;

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  reflect the admission, substitution, termination or withdrawal of partners in accordance with the Partnership Agreement;

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  set forth and reflect in the Partnership Agreement the designations, rights, powers, duties and preferences of the holders of any additional partnership units issued pursuant to the Partnership Agreement;

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  reflect a change that is of an inconsequential nature and does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the Partnership Agreement not inconsistent with law or with other provisions, or make other changes with respect to matters arising under the Partnership Agreement that will not be inconsistent with law or with the provisions of the Partnership Agreement; or

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  satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law.

              Certain provisions affecting our rights and duties as general partner (e.g., restrictions relating to certain extraordinary transactions involving us or the operating partnership) may not be amended without the approval of a majority of the limited partnership units (excluding limited partnership units held by us).

Redemption Rights

              Under the current partnership agreement, limited partners have the right, commencing on or after the first anniversary of the issuance of the units to the limited partners, to require our operating partnership to redeem all or a portion of their units for cash or, at our option, shares of common stock on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of stock rights, specified extraordinary distributions and similar events. The cash redemption amount per unit is based on the market price of our common stock at the time of redemption. We presently anticipate that we would elect to issue shares of our common stock in exchange for units in connection with each redemption request, rather than having our operating partnership redeem the units for cash. With each redemption or exchange, we would increase our percentage ownership interest in our operating partnership. Limited partners who hold units may exercise this redemption right from time to time, in whole or in part, subject to certain limitations, unless delivery of shares of common stock to a limited partner pursuant to the redemption right would be prohibited by our charter or prohibited by federal or state securities laws or regulations. At this time, no limited partnership units have been issued (other than to us), and that we may issue limited partnership units with rights, preferences and privileges different from those described in this paragraph or in this registration statement of which this prospectus is a part.

Issuance of Additional Units, Common Stock or Convertible Securities

              As sole general partner, we have the ability to cause our operating partnership to issue additional partnership units to the partners (including to us). These additional units may be issued in one or more classes, or one or more series of any of such classes, with such designations, preferences, rights, powers and duties as we may determine in our sole and absolute discretion. In addition, we may issue additional shares of our common stock or rights, options, warrants or convertible or exchangeable securities, but only if it causes our operating partnership to issue, to us, partnership units or rights, options, warrants or convertible or exchangeable securities of the operating partnership having designations, preferences and other rights, so that the economic interests of the operating partnership's units issued are substantially similar to the securities that we have issued. Unless expressly granted by the operating partnership, no limited partner will have preemptive, preferential or similar rights with respect to additional capital contributions to the operating partnership or the issuance or sale of any partnership units.

Tax Matters

              As the general partner, we are the tax matters partner of our operating partnership and, as such, have authority to make tax elections under the Code on behalf of our operating partnership.

Extraordinary Transactions

              The Partnership Agreement provides that we may not generally engage in any merger, consolidation, or other combination with any other person or sale of all or substantially all of our assets, or any reclassification, recapitalization or change of outstanding shares of our common stock or adopt a plan of liquidation and dissolution (an "extraordinary transaction") unless the holders of units will receive, or have the opportunity to receive, at least the same consideration per unit as holders of our common stock receive per share of common stock in the transaction. If holders of units will not be treated in this manner in connection with a proposed extraordinary transaction, we cannot engage in such a transaction unless limited partners (other than us) holding more than 50% of the units held by limited partners vote to approve the extraordinary transaction.

              We may also engage in an extraordinary transaction without the consent or approval of the limited partners if we engage in a merger, or other combination of assets with another entity and:

  •
  substantially all of the assets of the surviving entity are held directly or indirectly by the operating partnership or another limited partnership or limited liability company which is the surviving partnership of a merger, consolidation or combination of assets with the operating partnership;

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  the rights, preferences and privileges of such unit holders in the surviving partnership are at least as favorable as those in effect immediately prior to the consummation of the transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership; and

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  the limited partners may exchange their units in the surviving partnership for either the same consideration per unit as holders of our common stock receive per share of common stock in the transaction, or if the ultimate controlling person of the surviving partnership has common equity securities, at an exchange ratio based on the relative fair market value of those securities and our common stock.

Term

              The operating partnership will continue in full force and effect until 2104, or until sooner dissolved in accordance with the terms of the Partnership Agreement or as otherwise provided by law.

Exculpation and Indemnification of the General Partner

              The Partnership Agreement generally provides that we will incur no liability to the operating partnership or any limited partner for losses sustained or liabilities incurred as a result of errors in judgment or mistakes of fact or law or of any act or omission unless we acted in bad faith and the act or omission was material to the matter giving rise to the loss or liability. In addition, we are not responsible for any misconduct or negligence on the part of our agents, provided we appointed our agents in good faith. We may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action we may take or omit to take in reliance upon the opinion of such persons, as to matters that we reasonably believe to be within such persons' professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion. The Partnership Agreement also provides for indemnification of us, our directors and officers, limited partners and such other persons as we may from time to time designate against any losses, claims, damages, judgments, penalties, fines, settlements and reasonable expenses actually incurred by such person in connection with the preceding unless it is established that:

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  the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

  •
  the indemnitee actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

SHARES ELIGIBLE FOR FUTURE SALE

              Upon completion of this offering, we expect to have outstanding 68,366,864 shares of our common stock (70,886,864 shares if the underwriters' over-allotment option is exercised in full). Our common stock issued in this offering will be freely tradable by persons other than our affiliates, subject to certain limitations on ownership set forth in our governing documents. See "Description of Capital Stock and Certain Material Provisions of Maryland Law, Our Charter and Our Bylaws—Restrictions on Ownership and Transfer."

              The number of shares of common stock that may be issued pursuant to awards granted under the 2004 Stock Option and Incentive Plan is limited to 2,000,000 shares of common stock. See "Management—Equity Incentive Plan."

              Prior to becoming a public company, we issued 23,579,171 shares of our common stock in a private placement and to our directors and officers. In connection with our July 2004 private placement, we entered into a registration rights agreement with Friedman, Billings, Ramsey & Co. on behalf of the holders of common stock issued in the private placement. Pursuant to that agreement, we filed a shelf registration statement for the benefit of the holders of these shares of our common stock and the SEC declared it effective in September 2005. We have agreed to cause this shelf registration statement to remain effective until the first to occur of (1) the disposition of all shares of common stock sold in the private placement under a registration statement or pursuant to Rule 144, (2) the date on which the shares of common stock sold in the private placement are saleable under Rule 144 (k) under the Securities Act or (3) the date that is two years after the effective date of the shelf registration statement. Since September 2005, substantially all of the shares sold in the private placement have been freely tradeable.

              As of March 2, 2006, 7.5 million shares of restricted stock have been sold pursuant to our shelf registration statement or sold pursuant to Rule 144 under the Securities Act. As a result, as of March 2, 2006, we have 13.5 million shares of stock outstanding (including 3,000,000 shares owned by Marriott) that are "restricted" shares, as that term is defined in Rule 144 under the Securities Act.

Rule 144

              In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares of our common stock for at least one year would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of:

  •
  1% of the shares of our common stock then outstanding, which will equal approximately 683,669 shares immediately after this offering (708,869 shares if the underwriters exercise their over-allotment option in full); or

  •
  the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

              Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

              Rule 701 under the Securities Act may be relied upon with respect to the resale of securities originally purchased from us by our employees, trustees or officers prior to this offering. In addition, the SEC has indicated that Rule 701 will apply to the typical stock options granted by an issuer before it becomes a public company, along with the shares acquired upon exercise of those options, including exercises after the date of this offering. Securities issued in reliance on Rule 701 are restricted securities and may be sold by:

  •
  persons other than affiliates, in ordinary brokerage transactions; and

  •
  by affiliates under Rule 144 without compliance with the one-year holding requirement.

Redemption Rights

              Under our Partnership Agreement, limited partners have the right, commencing on or after the first anniversary of the issuance of the units to the limited partners, to require our operating partnership to redeem all or a portion of their units for cash or, at our option, shares of common stock on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of stock rights, specified extraordinary distributions and similar events. The cash redemption amount per unit is based on the market price of our common stock at the time of redemption. We presently anticipate that we would elect to issue shares of our common stock in exchange for units in connection with each redemption request, rather than having our operating partnership redeem the units for cash. With each redemption or exchange, we would increase our percentage ownership interest in our operating partnership. Limited partners who hold units may exercise this redemption right from time to time, in whole or in part, subject to certain limitations, unless delivery of shares of common stock to a limited partner pursuant to the redemption right would be prohibited by our charter or prohibited by federal or state securities laws or regulations. It should be noted that no limited partnership units have been issued (other than to us), and that we may issue limited partnership units with rights, preferences and privileges different from those described in this paragraph or in this registration statement of which this prospectus is a part.

FEDERAL INCOME TAX CONSIDERATIONS

              The following summary outlines certain U.S. federal income tax considerations relating to an investment in our common stock, including the federal income tax consequences under current law that are likely to be material to a purchaser of our common stock in this offering who is a "U.S. stockholder" (as hereinafter defined) and who will hold its shares as a capital asset. This summary does not contain a complete discussion of the federal tax aspects of the investment that may be important to you. Moreover, it does not address any foreign, state, or local tax consequences of an investment in our common stock. The provisions of the Code concerning the federal income tax treatment of a REIT and its stockholders are highly technical and complex; the following discussion sets forth only certain aspects of those provisions. This summary is intended to provide you with general information only and is not intended as a substitute for careful tax planning. The discussion below assumes that you will hold our common stock as a capital asset. We do not address the federal income tax consequences that may be relevant to stockholders subject to special treatment under the Code, including, without limitation, insurance companies, regulated investment companies, financial institutions, broker-dealers, tax-exempt or non-U.S. investors (except as specifically discussed below), foreign governments, stockholders that hold our stock as a hedge, part of a straddle, conversion transaction, or other arrangement involving more than one position, or through a partnership or other entity, or U.S. expatriates.

              This summary is based on provisions of the Code, applicable final and temporary Treasury Regulations, judicial decisions, and administrative rulings and practice, all in effect as of the date of this prospectus, and should not be construed as legal advice. No assurance can be given that future legislative or administrative changes or judicial decisions will not affect the accuracy of the descriptions or conclusions contained in this summary. In addition, any such changes may be retroactive and apply to transactions entered into prior to the date of their enactment, promulgation or release. We do not expect to seek a ruling from the Internal Revenue Service, or IRS, regarding any of the federal income tax issues discussed in this prospectus, and no assurance can be given that the IRS will not challenge any of the positions we take and that such a challenge will not succeed. Prospective purchasers of our common stock are urged to consult their own tax advisors prior to any investment in our common stock concerning the potential federal, state, local, and foreign tax consequences of the investment with specific reference to their own tax situations.

              Except as otherwise noted, references in this discussion of "Federal Income Tax Considerations" to "we," "our," "us" and "our company" refer to DiamondRock Hospitality Company and not our taxable REIT subsidiaries.

Taxation of Our Company

              We will elect to be taxed as a REIT starting with the calendar year ended December 31, 2005 and for subsequent taxable years. We decided to be taxed as a C corporation for 2004 and defer the REIT election until 2005 because, during 2004, we received a $2.5 million non-recoverable key money payment from Marriott in connection with our acquisition of the Courtyard Midtown East that, if recognized as income to DiamondRock Hospitality Company for tax purposes, would have prevented us from qualifying as a REIT for 2004. Based on the unique circumstances of that transaction with Marriott, it is not entirely clear whether the receipt of the key money should have been recognized as income to DiamondRock Hospitality Company for tax purposes. We paid approximately $900,000 of taxes as a C corporation in 2004. Assuming that we could have qualified as a REIT for 2004 and that the key money was received by our TRS, and not DiamondRock Hospitality Company, we estimate that our tax liability for 2004 would have been approximately $1 million as a REIT. In 2005, we began structuring our key money transactions to clarify that our TRS, and not DiamondRock Hospitality Company, will receive all future key money payments. Beginning January 1, 2005, we believe we have qualified as a REIT, and except as otherwise noted, the following discussion assumes that we qualify as a REIT effective January 1, 2005.

              In connection with this offering, we will receive an opinion of Goodwin Procter LLP that, commencing with our taxable year ended December 31, 2005, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and our current and proposed ownership and operations will allow us to satisfy the requirements for qualification and taxation as a REIT under the Code for our taxable year ending December 31, 2005 and for subsequent taxable years. The opinion of Goodwin Procter LLP will be based on various assumptions and on our representations to them concerning our current and continuing organization, our prior, current and proposed ownership and operations, and our shareholders' current and future relationships with our hotel management companies, and other matters relating to our ability to qualify as a REIT. The opinion will be expressly conditioned upon the accuracy of such assumptions and representations, which Goodwin Procter LLP will not verify. Moreover, our qualification and taxation as a REIT will depend upon our ability to meet, through actual annual operating results, distribution levels, diversity of stock ownership and the absence of prohibited relationships with our hotel management companies, the various and complex REIT qualification tests imposed under the Code, the results of which will not be reviewed or verified by Goodwin Procter LLP. See "—Qualification as a REIT" below. Accordingly, no assurance can be given that we will in fact satisfy such requirements. The opinion of Goodwin Procter LLP will be based upon current law, which is subject to change either prospectively or retroactively. Changes in applicable law could modify the conclusions expressed in the opinion. Moreover, unlike a ruling from the IRS, an opinion of Goodwin Procter LLP is not binding on the IRS, and no assurance can be given that the IRS could not successfully challenge our status as a REIT.

              If we qualify as a REIT, we generally will be allowed to deduct dividends paid to our stockholders, and, as a result, we generally will not be subject to federal income tax on that portion of our ordinary income or net capital gain that we currently distribute to our stockholders. We expect to make distributions to our stockholders on a regular basis as necessary to avoid material federal income tax and to comply with the REIT requirements. See "—Qualification as a REIT—Annual Distribution Requirements" below.

              Notwithstanding the foregoing, even if we qualify for taxation as a REIT, we nonetheless may be subject to federal income tax in certain circumstances, including the following:

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  We will be required to pay federal income tax on our undistributed taxable income, including net capital gain;

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  We may be subject to the "alternative minimum tax;"

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  We may be subject to tax at the highest corporate rate on certain income from "foreclosure property" (generally, property acquired by reason of default on a lease or indebtedness held by us);

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  We will be subject to a 100% federal income tax on net income from "prohibited transactions" (generally, certain sales or other dispositions of property, sometimes referred to as "dealer property," held primarily for sale to customers in the ordinary course of business);

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  If we fail to satisfy the 75% gross income test or the 95% gross income test (discussed below), but nonetheless maintain our qualification as a REIT pursuant to certain relief provisions, we will be subject to a 100% federal income tax on the greater of (i) the amount by which we fail the 75% gross income test or (ii) the amount by which we fail the 95% gross income test, multiplied by a fraction intended to reflect our profitability;

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  If we fail to satisfy any of the asset tests, other than the 5% or the 10% asset tests that qualify under the De Minimis Exception, and the failure qualifies under the General Exception, as described below under "—Qualification as a REIT—Asset Tests," then we will have to pay an excise tax equal to the greater of (i) $50,000; and (ii) an amount determined by multiplying the net income generated during a specified period by the assets that caused the failure by the highest federal income tax applicable to corporations.

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  If we fail to satisfy any REIT requirements other than the income test or asset test requirements, described below under "—Qualification as a REIT—Income Tests" and "—Qualification as a REIT—Asset Tests," respectively, and we qualify for a reasonable cause exception, then we will have to pay a penalty equal to $50,000 for each such failure.

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  We will be subject to a 4% excise tax if certain distribution requirements are not satisfied;

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  Because we were a C corporation for our taxable year ended December 31, 2004, we generally will be subject to a corporate-level tax on a taxable disposition of any appreciated asset we hold as of the effective date of our REIT election, which was January 1, 2005. Specifically, if we dispose of a built-in-gain asset in a taxable transaction prior to tenth anniversary of the effective date of our REIT election, we would be subject to tax at the highest regular corporate rate (currently 35%) on the lesser of the gain recognized and the asset's built-in-gain.

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  If we dispose of an asset acquired by us from a C corporation in a transaction in which we took the C corporation's tax basis in the asset, we may be subject to tax at the highest regular corporate rate on the appreciation inherent in such asset as of the date of acquisition by us;

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  We will be required to pay a 100% tax on any redetermined rents, redetermined deductions, and excess interest. In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our non-TRS tenants by one of our TRSs. Redetermined deductions and excess interest generally represent amounts that are deducted by a TRS lessee or other TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm's-length negotiations; and

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  Income earned by our TRS lessees, Bloodstone TRS, Inc. and certain other TRSs will be subject to tax at regular corporate rates.

              No assurance can be given that the amount of any such federal income taxes will not be substantial. We note that the assets we acquired during 2004 were acquired on or after October 27, 2004, and we do not believe the built-in gain in such assets as of January 1, 2005 was material. Accordingly, we do not expect to be subject to significant corporate tax liabilities if we decide to sell an asset we acquired in 2004 within the 10-year period following the effective date of our REIT election.

Qualification as a REIT

  In General

              The REIT provisions of the Code apply to a domestic corporation, trust, or association (i) that is managed by one or more trustees or directors, (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest, (iii) that properly elects to be taxed as a REIT, (iv) that is neither a financial institution nor an insurance company, (v) that uses a calendar year for federal income tax purposes and complies with applicable recordkeeping requirements, and (vi) that meets the additional requirements discussed below.

  Ownership Tests

              Commencing with our second REIT taxable year, which is expected to be the calendar year beginning January 1, 2006, (i) the beneficial ownership of our common stock must be held by 100 or more persons during at least 335 days of a 12-month taxable year (or during a proportionate part of the taxable year of less than 12 months) for each of our taxable years and (ii) during the last half of each taxable year, no more than 50% in value of our stock may be owned, directly or indirectly, by or for five or fewer individuals (the "5/50 Test"). The term "individual" for purposes of the 5/50 Test includes a private foundation, a trust providing for the payment of supplemental unemployment compensation benefits, and a portion of a trust permanently set aside or to be used exclusively for charitable purposes. A qualified trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code generally is not treated as an individual; rather, shares held by it are treated as owned proportionately by its beneficiaries. However, if treating qualified trusts as individuals would cause us to fail the 5/50 Test, we may be treated as a "pension-held REIT." See "—Unrelated Business Taxable Income—In General." Stock ownership is determined by applying the constructive ownership provisions of Section 544(a) of the Code, subject to certain modifications.

              We believe we have issued sufficient common stock to satisfy the above ownership requirements. In addition, our charter restricts ownership and transfers of our stock that would violate these requirements, although these restrictions may not be effective in all circumstances to prevent a violation. We will be deemed to have satisfied the 5/50 Test for a particular taxable year if we have complied with all the requirements for ascertaining the ownership of our outstanding stock in that taxable year and have no reason to know that we have violated the 5/50 Test.

  Income Tests

              In order to maintain qualification as a REIT, we must annually satisfy two gross income requirements:

1)	First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived, directly or indirectly, from investments relating to real property or mortgages on real property or from certain types of temporary investments (or any combination thereof). Qualifying income for the purposes of this 75% gross income test generally includes: (a) rents from real property, (b) interest on debt secured by mortgages on real property or on interests in real property, (c) dividends or other distributions on, and gain from the sale of, shares in other REITs, (d) gain from the sale of real estate assets (other than gain from prohibited transactions), (e) income and gain derived from foreclosure property, and (f) income from certain types of temporary investments; and
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Second, in general, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the real property investments described above and from other types of dividends and interest, gain from the sale or disposition of stock or securities that are not dealer property, or any combination of the above. Gross income from certain transactions entered into by us to hedge indebtedness we incur to acquire or carry real estate assets is not included in gross income for purposes of the 95% income test.

              For purposes of the 75% and the 95% gross income tests, we are treated as receiving our proportionate share of our operating partnership's gross income.

              If we fail to satisfy one or both of the 75% or the 95% gross income tests, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if our failure to meet such tests is due to reasonable cause and not due to willful neglect and we file a schedule describing each item of our gross income for such year(s) in accordance with regulations to be prescribed by the Secretary of the Treasury. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in "—Taxation of Our Company," even if these relief provisions were to apply, we would be subject to federal income tax with respect to our excess net income.

  Hotels

              Operating revenues from our hotels are not qualifying income for purposes of either the 75% or the 95% gross income test. Accordingly, in order for us to generate qualifying income with respect to our hotel investments under the REIT rules, we must master-lease our hotels. Specifically, our operating partnership has formed a subsidiary, Bloodstone TRS, Inc., that has elected to be treated as our TRS and may, in the future, form other subsidiaries that elect to be treated as our TRSs. Bloodstone TRS, Inc. has formed subsidiaries (each a "TRS lessee") that master-lease hotels from the operating partnership (or subsidiaries of the operating partnership). We expect to form additional TRS lessees (under Bloodstone TRS, Inc. or other of our TRSs) as we acquire additional properties. In certain instances we may own a hotel through a TRS. For example, we have elected to treat DiamondRock Frenchman's Owner, Inc., through which we hold the Frenchman's Reef & Morning Star Marriott Beach Resort, as a TRS and we may hold other non-U.S. investments through TRSs. One or more hotel management companies will manage the hotels leased to each TRS lessee or owned by a TRS. We also may lease a hotel to an unrelated lessee.

              In general, rent paid by a related party tenant, such as a TRS lessee, is not qualifying "rents from real property" for purposes of the REIT gross income tests, but rent paid by a TRS lessee to our operating partnership with respect to a lease of a "qualified lodging facility" from the operating partnership can be qualifying rents from real property under the REIT rules as long as such TRS lessee does not directly or indirectly operate or manage any hotel or provide rights to any brand name under which any hotel is operated. Instead, the hotel must be operated on behalf of the TRS lessee by a person who qualifies as an "eligible independent contractor," defined as an "independent contractor" who is, or is related to a person who is, actively engaged in the trade or business of operating "qualified lodging facilities" for any person unrelated to us and the TRS lessee. See "—Investments in Taxable REIT Subsidiaries" below for a further discussion of the issue and a discussion of the definition of an "independent contractor" and the qualification of Marriott (or another hotel management company) as an "eligible independent contractor." A "qualified lodging facility" is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, provided that wagering activities are not conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A "qualified lodging facility" includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners. We believe that our hotels are qualified lodging facilities. Rent paid by a TRS lessee that failed to qualify as rents from real property under the REIT rules would be non-qualifying income for purposes of the REIT gross income tests.

              Two other limitations may affect our ability to treat rent paid by a TRS lessee or other lessee as qualifying rents from real property under the REIT rules. If the rent attributable to personal property leased by the TRS lessee (or other lessee) in connection with a lease of real property is greater than 15% of the total rent under the lease, then the portion of the rent attributable to such personal property will not qualify as rents from real property. Also, an amount received or accrued will not qualify as rents from real property for purposes of either the 75% or the 95% gross income test if it is based in whole or in part on the income or profits derived by any person from such property. However, an amount received or accrued will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. To comply with the limitation on rents attributable to personal property, a TRS lessee may acquire furnishings, equipment, and/or personal property used in hotel, at least to the extent that they exceed this 15% limit. To comply with the prohibition on rent based on net income, the leases will provide that each TRS lessee is obligated to pay our operating partnership a minimum base rent together with a gross percentage rent, at rates intended to equal market rental rates.

              In addition, rent paid by a TRS lessee or other lessee that leases a hotel from our operating partnership will constitute rents from real property for purposes of the REIT gross income tests only if the lease is respected as a true lease for federal income tax purposes and is not treated as a service contract, joint venture, or some other type of arrangement. The determination of whether a lease is a true lease depends upon an analysis of all the surrounding facts and circumstances. Potential investors in shares of our common stock should be aware, however, that there are no controlling regulations, published administrative rulings, or judicial decisions involving leases with terms substantially similar to the contemplated leases between our operating partnership and the TRS lessees that discuss whether the leases constitute true leases for federal income tax purposes. We believe that the leases with our TRS lessees should be treated as true leases; however, there can be no assurance that the IRS will not assert a contrary position and that a court will not sustain such a challenge. If any leases between our operating partnership and a TRS lessee are re-characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payment that we receive from such TRS lessee would not be considered rent or would otherwise fail the various requirements for qualification as rents from real property.

              Finally, for rents received by or attributed to us to qualify as rents from real property, we generally must not furnish or render any services to tenants, other than through a TRS or an independent contractor from whom we derive no income, except that we and our operating partnership may directly provide services that are "usually or customarily rendered" in connection with the rental of properties for occupancy only, or are not otherwise considered rendered to the occupant "for his convenience." Neither we nor our operating partnership provides, or intends to provide, any services to our TRS lessee or any other tenants.

              We believe that, for purposes of both the 75% and the 95% gross income tests, our operating partnership's investments in hotels generally give rise to qualifying income in the form of rents from real property, and that gains on the sales of the hotels will also constitute qualifying income. However, no assurance can be given that either the rents or the gains will constitute qualifying income. In that case, we may not be able to satisfy either the 75% or the 95% gross income test and, as a result, could lose our REIT status. In the case of hotels owned, rather than leased, by a TRS, dividends from such TRS of its earnings and gains from such hotels would not be qualifying income for purposes of the 75% gross income test.

              We hold the Frenchman's Reef & Morning Star Marriott Beach Resort through a Cayman Islands corporation that holds a U.S. Virgin Islands corporation that we have elected to be treated as our TRS. In the case of hotels owned, rather than leased, by a TRS, dividends paid by such TRS of its earnings and gains from the sale of stock of such a TRS would not be qualifying income for purposes of the 75% gross income test, although such dividends and gains would be qualifying income for purposes of the 95% gross income test.

  Asset Tests

              At the close of each quarter of our taxable year, we must also satisfy three tests relating to the nature of our assets. First, real estate assets, cash and cash items, and government securities must represent at least 75% of the value of our total assets. Second, of the investments that are not included in the 75% asset class and that are not securities of our TRS lessees or other TRSs, (i) the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets and (ii) we may not own more than 10% by vote or by value of any one issuer's outstanding securities. For purposes of the 10% value test, debt instruments issued by a partnership are not classified as "securities" to the extent of our interest as a partner in such partnership (based on our proportionate share of the partnership's equity interests and certain debt securities) or if at least 75% of the partnership's gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test. For purposes of the 10% value test, the term "securities" also does not include debt securities issued by another REIT, certain "straight debt" securities (for example, qualifying debt securities of a corporation of which we own no more than a de minimis amount of equity interest), loans to individuals or estates, and accrued obligations to pay rent. Third, securities of our TRS lessees or other TRSs cannot represent more than 20% of our total assets. Although we believe that we have met and intend to continue to meet these asset tests, no assurance can be given that we will be able to do so. For purposes of these asset tests, we are treated as holding our proportionate share of our operating partnership's assets.

              We will monitor the status of our assets for purposes of the various asset tests and will endeavor to manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if one of the following exceptions applies:

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  We satisfied the asset tests at the end of the preceding calendar quarter, and the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets; or

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  We eliminate any discrepancy within 30 days after the close of the calendar quarter in which it arose.

              Moreover, if we fail to satisfy the asset tests at the end of a calendar quarter during a taxable year, we will not lose our REIT status if one of the following additional exceptions applies:

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  De Minimis Exception: The failure is due to a violation of the 5% or 10% asset tests referenced above and is "de minimis" (for this purpose, a "de minimis" failure is one that arises from our ownership of assets the total value of which does not exceed the lesser of 1% of the total value of our assets at the end of the quarter in which the failure occurred and $10 million), and we either dispose of the assets that caused the failure or otherwise satisfy the asset tests within 6 months after our identification of the failure; or

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  General Exception: All of the following requirements are satisfied: (i) the failure is not due to a "de minimis" (as defined above) violation of the 5% or 10% asset tests (referenced above), (ii) the failure is due to reasonable cause and not willful neglect, (iii) we file a schedule in accordance with Treasury Regulations providing a description of each asset that caused the failure, (iv) we either dispose of the assets that caused the failure or otherwise satisfy the asset tests within 6 months after the last day of the quarter in which our identification of the failure occurred, and (v) we pay an excise tax as described above in "—Taxation of Our Company."

  Annual Distribution Requirements

              In order to qualify as a REIT, we must distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our "REIT taxable income" (determined without regard to the dividends paid deduction and by excluding any net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. We generally must pay such distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration.

              To the extent that we do not distribute all of our net capital gain and REIT taxable income, we will be subject to tax on the undistributed amount at corporate capital gains and ordinary tax rates, respectively. Furthermore, if we should fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year, and (iii) any undistributed ordinary income and capital gain net income from prior periods, we will be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed.

              Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year that may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

              In addition, dividends we pay must not be preferential. If a dividend is preferential, it will not qualify for the dividends paid deduction. To avoid paying preferential dividends, we must treat every stockholder of the class of stock with respect to which we make a distribution the same as every other stockholder of that class, and we must not treat any class of stock other than according to its dividend rights as a class.

              We may retain and pay income tax on net long-term capital gains we received during the tax year. To the extent we so elect, (i) each stockholder must include in its income (as long-term capital gains) its proportionate share of our undistributed long-term capital gains, (ii) each stockholder's basis in its shares of our stock is increased by the included amount of the undistributed long-term capital gains, and (iii) each stockholder is deemed to have paid, and receives a credit for, its proportionate share of the tax paid by us on the undistributed long-term capital gains.

              To qualify as a REIT, we may not have, at the end of any taxable year, any undistributed earnings and profits accumulated in any non-REIT taxable year. Our non-REIT earnings and profits include any earnings and profits we accumulated before the effective date of our REIT election, which is expected to be January 1, 2005. We distributed sufficient earnings and profits before December 31, 2005 to eliminate any non-REIT earnings and profits, which distributions were in addition to distributions we were required to make to satisfy the 90% distribution test (as discussed above) and avoid incurring tax on our undistributed income.

  Failure to Qualify

              If we fail to qualify as a REIT and such failure is not an asset test or income test failure, we generally will be eligible for a relief provision if the failure is due to reasonable cause and not willful neglect and we pay a penalty of $50,000 with respect to such failure.

              If we fail to qualify for taxation as a REIT in any taxable year and no relief provisions apply, we generally will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to our stockholders in any year in which we fail to qualify as a REIT will not be deductible by us. In such event, to the extent of current or accumulated earnings and profits, all distributions to our stockholders will be taxable as dividend income. Subject to certain limitations in the Code, corporate stockholders may be eligible for the dividends received deduction, and individual, trust and estate stockholders may be eligible to treat the dividends received from us as qualified dividend income taxable as net capital gains, under the provisions of Section 1(h)(11) of the Code, through the end of 2008. Unless entitled to relief under specific statutory provisions, we also will be ineligible to elect REIT status again prior to the fifth taxable year following the first year in which we failed to qualify as a REIT under the Code.

              Our qualification as a REIT for federal income tax purposes will depend on our continuing to meet the various requirements summarized above governing the ownership of our outstanding shares, the nature of our assets, the sources of our income, and the amount of our distributions to our stockholders. Although we intend to operate in a manner that will enable us to comply with such requirements, there can be no certainty that such intention will be realized. In addition, because the relevant laws may change, compliance with one or more of the REIT requirements may become impossible or impracticable for us.

Qualified REIT Subsidiaries and Disregarded Entities

              If we own a corporate subsidiary that is a "qualified REIT subsidiary" ("QRS"), or if we or our operating partnership own 100% of the membership interests in a limited liability company or other unincorporated entity that does not elect to be treated as a corporation for federal income tax purposes, the separate existence of the QRS, limited liability company or other unincorporated entity generally will be disregarded for federal income tax purposes. Generally, a QRS is a corporation, other than a TRS, all of the stock of which is owned by a REIT. A limited liability company or other unincorporated entity 100% owned by a single member that does not elect to be treated as a corporation for federal income tax purposes generally is disregarded as an entity separate from its owner for federal income tax purposes. All assets, liabilities, and items of income, deduction, and credit of the QRS or disregarded entity will be treated as assets, liabilities, and items of income, deduction, and credit of its owner. If we own a QRS or a disregarded entity, neither will be subject to federal corporate income taxation, although such entities may be subject to state and local taxation in some states.

Taxation of the Operating Partnership

              Our operating partnership currently is a disregarded entity because we own 100% of the interests in it, directly or through other disregarded entities. If we admit other limited partners, our operating partnership will be treated as a partnership for tax purposes, as described below.

              Under the Code, a partnership is not subject to federal income tax, but is required to file a partnership tax information return each year. In general, the character of each partner's share of each item of income, gain, loss, deduction, credit, and tax preference is determined at the partnership level. Each partner is then allocated a distributive share of such items in accordance with the partnership agreement and is required to take such items into account in determining the partner's income. Each partner includes such amount in income for any taxable year of the partnership ending within or with the taxable year of the partner, without regard to whether the partner has received or will receive any cash distributions from the partnership. Cash distributions, if any, from a partnership to a partner generally are not taxable unless and to the extent they exceed the partner's basis in its partnership interest immediately before the distribution. Any amounts in excess of such tax basis will generally be treated as a sale of such partner's interest in the partnership.

              If and when our operating partnership becomes taxable as a partnership, rather than a disregarded entity, we generally will be treated for federal income tax purposes as contributing our properties to the operating partnership at such time. If our properties are appreciated at such time, we could recognize a smaller share of tax depreciation, and a larger share of tax gain on sale, from such properties subsequent to that deemed contribution, as compared to our percentage interest in the operating partnership. This deemed contribution also could trigger tax gain in some circumstances, but we expect to structure the admission of outside partners in a manner that should avoid any such gain.

              As noted above, for purposes of the REIT income and asset tests, we are treated as holding or receiving our proportionate share of our operating partnership's assets and income respectively. We control, and intend to continue to control, our operating partnership and intend to operate it consistently with the requirements for our qualification as a REIT.

              We may use our operating partnership to acquire hotels in exchange for operating partnership units, in order to permit the sellers of such properties to defer recognition of their tax gain. In such a transaction, our initial tax basis in the hotels acquired generally will be less than the purchase price of the hotels. Consequently, our depreciation deductions for such properties may be less, and our tax gain on a sale of such properties may be more, than the deductions or gain, respectively, that we would have if we acquired these properties in taxable transactions. In addition, we may issue equity compensation to employees in the form of interests in our operating partnership that provides for capital gain treatment to the employees but does not generate a corresponding deduction for our operating partnership.

              The discussion above assumes our operating partnership will be treated as a "partnership" for federal income tax purposes once it is no longer treated as a disregarded entity. Generally, a domestic unincorporated entity such as our operating partnership with two or more partners is treated as a partnership for federal income tax purposes unless it affirmatively elects to be treated as a corporation. However, certain "publicly traded partnerships" are treated as corporations for federal income tax purposes. Once our operating partnership is no longer a disregarded entity for federal income tax purposes, we intend to comply with one or more exceptions from treatment as a corporation under the publicly traded partnership rules. Failure to qualify for such an exception would prevent us from qualifying as a REIT.

Investments in Taxable REIT Subsidiaries

              We and each subsidiary intended to qualify as a TRS has made (or will make, as applicable) a joint election for such subsidiary to be treated as a taxable REIT subsidiary of our REIT. A domestic TRS (or a foreign TRS with income from a U.S. business) pays federal, state, and local income taxes at the full applicable corporate rates on its taxable income prior to payment of any dividends. Thus, for example, Bloodstone TRS, Inc. generally will pay U.S. corporate tax on key money and yield support when it is paid, notwithstanding the treatment of key money and yield support payments for accounting purposes. A TRS owning or leasing a hotel outside of the U.S., such as DiamondRock Frenchman's Owner, Inc., may pay foreign taxes. The taxes owed by our TRSs could be substantial. To the extent that our TRSs are required to pay federal, state, local, or foreign taxes, the cash available for distribution by us will be reduced accordingly.

              A TRS is permitted to engage in certain kinds of activities that cannot be performed directly by us without jeopardizing our REIT status. A TRS is subject to limitations on the deductibility of payments made to us which could materially increase its taxable income and also is subject to prohibited transaction taxes on certain other payments made, directly or indirectly, to us. We will be subject to a 100% tax on the amounts of any rents from real property, deductions, or excess interest received from a TRS that would be reduced through reapportionment under Section 482 of the Code in order to more clearly reflect the income of the TRS. In particular, this 100% tax would apply to our share of any rent paid by a TRS lessee that was determined to be in excess of a market rate rent.

              As discussed above in "—Qualification as a REIT—Income Tests," Bloodstone TRS, Inc., through our TRS lessees, leases qualified lodging facilities from our operating partnership (or its affiliates) and a TRS may own hotels (such as DiamondRock Frenchman's Owner, Inc. that owns Frenchman's Reef & Morning Star Marriott Beach Resort). However, a TRS may not directly or indirectly operate or manage any hotel or provide rights to any brand name under which any hotel is operated. Specifically, rents paid by a TRS lessee can qualify as rents from real property only so long as the property is operated and managed on behalf of the TRS lessee by an "eligible independent contractor," which is a person (or entity) that satisfies the following requirements: (i) such person is, or is related to a person who is, actively engaged in the trade or business of operating qualified lodging facilities for any person unrelated to us or the TRS lessee; (ii) such person does not own, directly or indirectly, more than 35% of our stock; and (iii) not more than 35% of such person is owned, directly or indirectly, by one or more persons owning 35% or more of our stock. For purposes of determining whether these ownership limits are satisfied, actual ownership as well as constructive ownership under the rules of Section 318 of the Code (with certain modifications) is taken into account. For example, (a) interests owned by a partnership are also treated as owned proportionately by its partners, (b) interests held by a partner with a 25% or greater share of partnership capital interests or profits interests are also treated as owned by the partnership, (c) interests held by a 10% or greater stockholder are also treated as held by the corporation, and (d) interests held by a corporation are also treated as held by a 10% or greater stockholder (in the proportion that such stockholder's stock bears to all the stock of the corporation). However, if any class of our stock or the stock of a person attempting to qualify as an eligible independent contractor is regularly traded on an established securities market, only persons who own, directly or indirectly, more than 5% of such class of stock shall be taken into account as owning any of the stock of such class for purposes of applying the 35% limitation described in clause (iii) above. In addition, the IRS has ruled to the effect that an advisor or similar fiduciary to a REIT cannot also qualify as an eligible independent contractor with respect to the REIT.

              Each TRS lessee (and any other of our TRSs that owns an interest in our hotels) has hired (or will hire) a hotel management company that we believe qualifies as an eligible independent contractor to manage and operate the hotels leased by (or owned through) the TRS. We believe that Marriott has qualified, and Marriott intends to continue to qualify, as an eligible independent contractor. In that regard, constructive ownership under Section 318 of the Code resulting, for example, from relationships between Marriott and our other shareholders could impact Marriott's ability to satisfy the applicable ownership limit. Because of the broad scope of the attribution rules of Section 318 of the Code, it is possible that not all prohibited relationships will be identified and avoided. The existence of such a relationship would disqualify Marriott (or another hotel management company) as an eligible independent contractor, which would in turn disqualify us as a REIT. Our charter restricts ownership and transfer of our shares in a manner intended to facilitate continuous qualification of Marriott (or another hotel management company) as an eligible independent contractor, but no assurances can be given that such transfer and ownership restrictions will ensure that Marriott (or another hotel management company) will, in fact, be an eligible independent contractor. As noted above, Goodwin Procter LLP's opinion as to REIT qualification will be based upon our representations and covenants as to the absence of such relationships. Marriott's failure to qualify as an eligible independent contractor will not give us the right to terminate the management agreement.

Taxation of U.S. Stockholders Holding Common Stock

              The term "U.S. stockholder" means an investor that, for U. S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States, any of its states or the District of Columbia, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. In addition, as used herein, the term U.S. stockholder does not include any entity that is subject to special treatment under the Code.

              Distributions by us, other than capital gain dividends, will constitute ordinary dividends to the extent of our current or accumulated earnings and profits as determined for federal income tax purposes. In general, these dividends will be taxable as ordinary income and will not be eligible for the dividends-received deduction for corporate stockholders. Our ordinary dividends generally will not qualify as "qualified dividend income" taxed as net capital gain for U.S. stockholders that are individuals, trusts, or estates. However, distributions to U.S. stockholders that are individuals, trusts, or estates generally will constitute qualified dividend income taxed as net capital gains to the extent they are attributable to (i) qualified dividend income we receive from other corporations, such as Bloodstone TRS, Inc. and other TRSs, and (ii) dividends paid from our undistributed earnings or from built-in gains taxed at the corporate level and provided we properly designate the distributions as such. We do not anticipate distributing a significant amount of qualified dividend income.

              To the extent that we make a distribution in excess of our current and accumulated earnings and profits (a "return of capital distribution"), the distribution will be treated first as a tax-free return of capital, reducing the tax basis in a U.S. stockholder's shares. To the extent a return of capital distribution exceeds a U.S. stockholder's tax basis in its shares, the distribution will be taxable as capital gain realized from the sale of such shares.

              Dividends declared by us in October, November, or December and payable to a stockholder of record on a specified date in any such month shall be treated both as paid by us and as received by the stockholder on December 31 of the year, provided that the dividend is actually paid by us during January of the following calendar year.

              We will be treated as having sufficient earnings and profits to treat as a dividend any distribution up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed in "—Taxation of Our Company" above. Moreover, any deficiency dividend will be treated as an ordinary or a capital gain dividend, as the case may be, regardless of our earnings and profits. As a result, stockholders may be required to treat certain distributions as taxable dividends that would otherwise result in a tax-free return of capital.

  Capital Gain Dividends

              Distributions that are properly designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its shares. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. In addition, U.S. stockholders may be required to treat a portion of any capital gain dividend as "unrecaptured Section 1250 gain," taxable at a maximum rate of 25%, if we incur such gain. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

              As noted above, the REIT provisions do not require us to distribute our long-term capital gain, and we may elect to retain and pay income tax on our net long-term capital gains received during the taxable year. If we so elect for a taxable year, our stockholders would include in income as long-term capital gains their proportionate share of such portion of our undistributed long-term capital gains for the taxable year as we may designate. A stockholder would be deemed to have paid its share of the tax paid by us on such undistributed capital gains, which would be credited or refunded to the stockholder. The stockholder's basis in its shares would be increased by the amount of undistributed long-term capital gains (less the capital gains tax paid by us) included in the stockholder's long-term capital gains.

  Passive Activity Loss and Investment Interest Limitations

              Our distributions and gain from the disposition of shares will not be treated as passive activity income and, therefore, U.S. stockholders will not be able to apply any "passive losses" against such income. With respect to non-corporate U. S. stockholders, our dividends (to the extent they do not constitute a return of capital) that are taxed at ordinary income rates will generally be treated as investment income for purposes of the investment interest limitation; however, net capital gain from the disposition of shares (or distributions treated as such), capital gain dividends, and dividends taxed at net capital gains rates generally will be excluded from investment income except to the extent the U.S. stockholder elects to treat such amounts as ordinary income for federal income tax purposes. U.S. stockholders may not include on their own federal income tax returns any of our tax losses.

  Sale or Disposition of Shares

              In general, any gain or loss realized upon a taxable disposition of shares of our common stock by a stockholder that is not a dealer in securities will be a long-term capital gain or loss if the shares have been held for more than one year and otherwise as a short-term capital gain or loss. However, any loss upon a sale or exchange of the shares by a stockholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of our distributions or undistributed capital gains required to be treated by such stockholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of shares may be disallowed if other shares are purchased within 30 days before or after the disposition.

Unrelated Business Taxable Income

  In General

              In general, a tax-exempt organization is exempt from federal income tax on its income, except to the extent of its "unrelated business taxable income" ("UBTI"), which is defined by the Code as the gross income derived from any trade or business which is regularly carried on by a tax-exempt entity and unrelated to its exempt purposes, less any directly connected deductions and subject to certain modifications. For this purpose, the Code generally excludes from UBTI any gain or loss from the sale or other disposition of property (other than stock in trade or property held primarily for sale in the ordinary course of a trade or business), dividends, interest, rents from real property, and certain other items. However, a portion of any such gains, dividends, interest, rents, and other items generally are UBTI if derived from debt-financed property, based on the amount of "acquisition indebtedness" with respect to such debt-financed property. Before making an investment in shares of our common stock, a tax-exempt stockholder should consult its own tax advisors with regard to UBTI and the suitability of the investment in our stock.

              Distributions we make to a tax-exempt employee pension trust or other domestic tax-exempt stockholder or gains from our shares held as capital assets generally will not constitute UBTI unless the exempt organization's shares are debt-financed property (e.g., the stockholder has borrowed to acquire or carry its shares). This general rule does not apply, however, to distributions to certain pension trusts that are qualified trusts (as defined below) and that hold more than 10% (by value) of our stock. For these purposes, a qualified trust is defined as any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code. If we are treated as a "pension-held REIT," such qualified trusts will be required to treat a percentage of their dividends received from us as UBTI if we incur UBTI. We will be treated as a pension-held REIT if (i) we would fail the 5/50 Test if qualified trusts were treated as "individuals" for purposes of the 5/50 Test and (ii) we are "predominantly held" by qualified trusts. See "—Qualification as a REIT—Ownership Tests." We will be "predominantly held" by qualified trusts if either (i) a single qualified trust holds more than 25% by value of our stock or (ii) one or more qualified trusts, each owning more than 10% by value of our stock, hold in the aggregate more than 50% by value of our stock. The percentage of any dividend received from us treated as UBTI would be equal to the ratio of (a) the gross UBTI (less certain associated expenses) earned by us (treating us as if we were a qualified trust and, therefore, subject to tax on UBTI) to (b) our total gross income (less certain associated expenses). A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year; in that case, no dividends are treated as UBTI.

              In the event we are a pension held REIT, a qualified trust owning 10% or more of our shares should expect to recognize UBTI as a result of its investment, and we cannot assure you that we will never be treated as a pension held REIT.

  Special Issues

              Social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Section 501(c) of the Code are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

Information Reporting Requirements and Backup Withholding Tax

              We will report to our U.S. stockholders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding at the rate of 28% with respect to distributions paid, unless such stockholder (i) is a corporation or other exempt entity and, when required, proves its status or (ii) certifies under penalties of perjury that the taxpayer identification number the stockholder has furnished to us is correct and the stockholder is not subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

Taxation of Non-U.S. Stockholders Holding Common Stock

              The rules governing U.S. federal income taxation of our stockholders who are beneficial owners of our common stock and who are not U.S. stockholders, such as nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders ("non-U.S. stockholders"), are complex. This section is only a summary of such rules. We urge prospective non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, local, and foreign income tax laws on ownership of the common stock, including any reporting requirements.

  Distributions

              A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of "United States real property interests" (as defined below) and that we do not designate as a capital gain dividend or retained capital gain generally will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, lower withholding rates do not apply to dividends from REITs. However, if a distribution is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates (in the same manner as U.S. stockholders are taxed on distributions) and also may be subject to the 30% branch profits tax in the case of a corporate non-U.S. stockholder. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder that is not a capital gain dividend or distribution that is not attributable to gain from the sale or exchange of "United States real property interests" unless either (i) a lower treaty rate applies and the non-U.S. stockholder files with us any required IRS Form W-8 (for example, an IRS Form W-8BEN) evidencing eligibility for that reduced rate or (ii) the non-U.S. stockholder files with us an IRS Form W-8ECI claiming that the distribution is effectively connected income.

              A non-U.S. stockholder generally will not incur tax on a return of capital distribution in excess of our current and accumulated earnings and profits that is not attributable to the gain from our disposition of a "United States real property" interest if the excess portion of the distribution does not exceed the adjusted basis of the non-U.S. stockholder's common stock. Instead, the excess portion of the distribution will reduce the adjusted basis of that common stock. However, a non-U.S. stockholder will be subject to tax on such a distribution that exceeds both our current and accumulated earnings and profits and the non-U.S. stockholder's adjusted basis in the common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

              We may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution that is neither attributable to the gain from our disposition of a "United States real property interest" nor designated by us as a capital gain dividend, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

              Subject to the exception discussed below for 5% or smaller holders of regularly traded classes of stock, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of "United States real property interests" under special provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. The term "United States real property interests" includes interests in U.S. real property and shares in U.S. corporations at least 50% of whose assets consist of interests in U.S. real property. Under those rules, a non- U.S. stockholder is taxed on distributions attributable to gain from sales of United States real property interests as if the gain were effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A corporate non-U.S. stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We generally must withhold 35% of any distribution subject to these rules that we could designate as a capital gain distribution ("35% FIRPTA Withholding"). A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold.

              A non-U.S. stockholder that owns no more than 5% of our common stock at all times during a taxable year will not be subject to 35% FIRPTA Withholding with respect to distributions that are attributable to gain from our sale or exchange of U.S. real property interests, provided that our common stock is regularly traded on an established securities market in the United States. Instead, any distributions made to such non-U.S. stockholder will be subject to the general withholding rules discussed above in "—Taxation of Non-U.S. Stockholders Holding Common Stock," which generally impose a withholding tax equal to 30% of the gross amount of each distribution (unless reduced by treaty).

  Dispositions

              If the gain on the sale of the common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders with respect to that gain, subject to applicable alternative minimum tax, and a special alternative minimum tax in the case of nonresident alien individuals. A non-U.S. stockholder generally will not incur tax under FIRPTA on a sale or other disposition of our stock if we are a "domestically-controlled qualified investment entity," which means that, during the shorter of the period since our formation and the five-year period ending on the date of the distribution or dispositions, non-U.S. stockholders hold, directly or indirectly, less than 50% in value of our stock. We cannot assure you that we will be a domestically-controlled qualified investment entity. However, the gain from a sale of our common stock by a non-U.S. stockholder will not be subject to tax under FIRPTA if (i) our common stock is considered regularly traded under applicable Treasury Regulations on an established securities market in the United States, such as the New York Stock Exchange, and (ii) the non-U.S. stockholder owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period. Since the completion of our initial public offering, our common stock has been regularly traded on an established securities market in the United States. Accordingly, a non-U.S. stockholder should not incur tax under FIRPTA with respect to gain on a sale of our common stock unless it owns, actually or constructively, more than 5% of our common stock provided that our common stock continues to be regularly traded on an established securities market in the United States. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if (i) the gain is effectively connected with the non-U.S. stockholder's U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

              Purchasers of our stock from a non-U.S. stockholder generally will be required to withhold and remit to the IRS 10% of the purchase price unless at the time of purchase (i) any class of our stock is regularly traded on an established securities market in the United States (subject to certain limits if the shares sold are not themselves part of such a regularly traded class) or (ii) we are a domestically controlled qualified investment entity. The non-U.S. stockholder may receive a credit against its tax liability for the amount withheld.

State, Local, and Foreign Tax

              We may be subject to state, local and foreign tax in states, localities and foreign countries in which we do business or own property. The tax treatment applicable to us and our stockholders in such jurisdictions may differ from the federal income tax treatment described above.

Prospective stockholders should consult their own tax advisers for further information about federal, state, local, and other tax consequences of investing in our common stock.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated, Friedman, Billings, Ramsey & Co., Inc. and Wachovia Capital Markets, LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	4,200,000
Friedman, Billings, Ramsey & Co., Inc.	4,200,000
Wachovia Capital Markets, LLC	4,200,000
Citigroup Global Markets Inc.	2,772,000
JMP Securities LLC	840,000
Robert W. Baird & Co. Incorporated	588,000

Total	16,800,000

              Subject to the terms and conditions in the purchase agreement, the underwriters have agreed to purchase all the shares of our common stock being sold pursuant to the purchase agreement if any of these shares of our common stock are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.37 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

              The following table shows the public offering price, underwriting discount and the proceeds before expenses to us.

	Per Share	Without Option	With Option
Public offering price	$13.00	$218,400,000	$251,160,000
Underwriting discount	$0.6175	$10,374,000	$11,930,100
Proceeds, before expenses, to us	$12.3825	$208,026,000	$239,229,900

              The expenses of the offering, not including the underwriting discount, are estimated at $1,000,000 and are payable by us.

Overallotment Option

              We have granted an option to the underwriters to purchase up to 2,520,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We, our executive officers, directors, and Marriott have agreed, with certain limited exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other individuals have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right or warrant for the sale of any common stock;

  •
  lend or otherwise dispose of or transfer any common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

              Our common stock is listed on the NYSE under the symbol "DRH".

Electronic Distribution

              Merrill Lynch & Co., Friedman, Billings, Ramsey & Co., Inc. and Wachovia Capital Markets, LLC will, and certain of the other underwriters may, each be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Each of Merrill Lynch & Co., Friedman, Billings, Ramsey & Co., Inc. and Wachovia Capital Markets, LLC intends to, and certain of the other underwriters may, allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the respective Internet websites maintained by Merrill Lynch & Co., Friedman, Billings, Ramsey & Co., Inc. and Wachovia Capital Markets, LLC and certain of the other underwriters that will be facilitating Internet distribution for this offering. Other than the prospectus in electronic format, the information on each of these underwriters' websites is not a part of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, rules of the Securities and Exchange Commission may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may make short sales of our common stock. Short sales involve the sale by the underwriters at the time of the offering of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the public offering price at which they may purchase the shares through the over-allotment option.

              Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

              Similar to other purchase transactions, the purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than it would otherwise be in the absence of these transactions.

              The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce the underwriter's short position or to stabilize the purchase of such shares, they may reclaim the amount of the selling commission from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares of our common stock in that it discourages resales of those shares.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives or the lead manager will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

              On July 8, 2005, we entered into a three-year, $75 million senior secured revolving credit facility from Wachovia Bank, National Association (an affiliate of Wachovia Capital Markets, LLC), as administrative agent under the credit facility, and Citicorp North America, Inc. (an affiliate of Citigroup Global Markets Inc.) and Bank of America, N.A., as co-syndication agents under the credit facility. Our operating partnership is the borrower under the credit facility. We will use a portion of the net proceeds of this offering to repay borrowings under the credit facility.

              We entered into a $79.5 million short-term floating-rate loan from Wachovia Investment Holdings, LLC, an affiliate of Wachovia Capital Markets, LLC, in connection with the acquisition of the Chicago Marriott. We will repay the loan with a portion of the net proceeds of this offering.

              One of our directors, Mr. Altobello, is also a director of Friedman, Billings, Ramsey Group, Inc., the parent company of Friedman, Billings, Ramsey & Co., Inc.

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions, as well as for those discussed above.

LEGAL MATTERS

              Certain legal matters in connection with this offering will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain partners of Goodwin Procter LLP together own approximately 13,000 shares of our common stock purchased in our July 2004 private placement. Certain legal matters in connection with this offering will be passed upon for the underwriters by Hunton & Williams LLP.

EXPERTS

              The consolidated financial statements and schedule of DiamondRock Hospitality Company as of December 31, 2005 and 2004, and for the year ended December 31, 2005, and the period from May 6, 2004 to December 31, 2004, the financial statements of Sonoma LLC as of October 8, 2004 and January 2, 2004, and for the period from April 24, 2004 to October 8, 2004 and for the period from January 3, 2004 to April 23, 2004, and each of the fiscal years ended January 2, 2004 and January 3, 2003, the financial statements of the Courtyard by Marriott Midtown East as of October 8, 2004 and January 2, 2004, for the period from January 3, 2004 to October 8, 2004 and for the fiscal years ended January 2, 2004 and January 3, 2003, the financial statements of the Rock Spring Park Hotel Limited Partnership as of October 8, 2004 and January 2, 2004, for the period from January 3, 2004 to October 8, 2004 and for the fiscal years ended January 2, 2004 and January 3, 2003, the financial statements of the Salt Lake City Marriott Downtown as of October 8, 2004 and January 2, 2004, for the period from January 3, 2004 to October 8, 2004 and for the fiscal years ended January 2, 2004 and January 3, 2003, the financial statements of the Torrance Marriott as of October 8, 2004 and January 2, 2004, for the period from January 3, 2004 to October 8, 2004 and for the fiscal years ended January 2, 2004 and January 3, 2003, the financial statements of Fifth Avenue Hospitality Associates, LLC for the nine-month period ended September 30, 2004 and for each of the two years ended December 31, 2003 and 2002, the financial statements of the Griffin Gate Marriott Resort for the period from January 4, 2003 to June 25, 2003 and the fiscal year ended January 3, 2003, the financial statements of MI Griffin Gate Hotel, LLC for the periods from January 3, 2004 to October 8, 2004 and June 26, 2003 to January 2, 2004, the financial statements of Capital Hotel Investments, LLC Four Pack as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, the financial statements of Oak Brook Hills Resort as of June 30, 2005 and 2004, and for each of the years then ended, the financial statements of Chicago 540 Lease, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and the financial statements of Chicago 540 Lease, LLC as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

              The financial statements of VAMHC, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the potential sale of VAMHC, Inc.'s assets as described in Note 9 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

              The financial statements of Orlando Airport Marriott Hotel of the Teachers' Retirement System of the State of Illinois for which Stone-Levy, LLC is investment Advisor as of June 30, 2005 and 2004 and for the years then ended appearing in the prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

              We have filed with the SEC a registration statement on Form S-11, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you on the SEC's website, www.sec.gov.

DIAMONDROCK HOSPITALITY COMPANY

INDEX TO FINANCIAL STATEMENTS

DiamondRock Hospitality Company and Subsidiaries:
Unaudited Pro Forma Information:
Unaudited Pro Forma Financial Information
Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2005
Notes to Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2005
Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2005
Notes to Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2005
Historical Financial Statements:
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets for DiamondRock Hospitality Company as of December 31, 2005 and 2004
Consolidated Statements of Operations for DiamondRock Hospitality Company for the year ended December 31, 2005 and the period from May 6, 2004 (Inception) to December 31, 2004
Consolidated Statement of Shareholders' Equity for the for the year ended December 31, 2005 and period from May 6, 2004 (Inception) to December 31, 2004
Consolidated Statements of Cash Flows for the year ended December 31, 2005 and period from May 6, 2004 (Inception) to December 31, 2004
Notes to Consolidated Financial Statements
Supplemental Schedule—Schedule III—Real Estate and Accumulated Depreciation as of December 31, 2005
Courtyard Manhattan/Midtown East:
Independent Auditors' Report
Statements of Assets and Liabilities—Accounts Maintained by Marriott International, Inc. as of October 8, 2004 and January 2, 2004
Statements of Operating Revenues, Direct Costs and Certain Operating Expenses—Accounts Maintained by Marriott International, Inc. for the period from January 3, 2004 to October 8, 2004 and years ended January 2, 2004 and January 3, 2003
Statements of Cash Flows—Accounts Maintained by Marriott International, Inc. for the period from January 3, 2004 to October 8, 2004 and years ended January 2, 2004 and January 3, 2003
Statements of Net Assets—Accounts maintained by Marriott International, Inc. for the period from January 3, 2004 to October 8, 2004 and years ended January 2, 2004 and January 3, 2003
Notes to Financial Statements—Accounts Maintained by Marriott International, Inc.

Torrance Marriott:
Independent Auditors' Report
Balance Sheets as of October 8, 2004 and January 2, 2004
Statements of Operations for the period from January 3, 2004 to October 8, 2004 and years ended January 2, 2004 and January 3, 2003
Statements of Net Assets for the period from January 3, 2004 to October 8, 2004 and years ended January 2, 2004 and January 3, 2003
Statements of Cash Flows for the period from January 3, 2004 to October 8, 2004 and years ended January 2, 2004 and January 3, 2003
Notes to Financial Statements
Salt Lake City Marriott Downtown:
Independent Auditors' Report
Balance Sheets as of October 8, 2004 and January 2, 2004
Statements of Operations for the period from January 3, 2004 to October 8, 2004 and years ended January 2, 2004 and January 3, 2003
Statements of Net Assets for the period from January 3, 2004 to October 8, 2004 and years ended January 2, 2004 and January 3, 2003
Statements of Cash Flows for the period from January 3, 2004 to October 8, 2004 and years ended January 2, 2004 and January 3, 2003
Notes to Financial Statements
MI Griffin Gate Hotel, LLC:
Independent Auditors' Report
Statements of Operations for the periods from January 3, 2004 to October 8, 2004 and June 26, 2003 to January 2, 2004
Statements of Cash Flows for the periods from January 3, 2004 to October 8, 2004 and June 26, 2003 to January 2, 2004
Notes to Financial Statements
Marriott Griffin Gate Resort:
Independent Auditors' Report
Statements of Operating Revenues, Direct Costs and Certain Operating Expenses—Accounts Maintained by Marriott International, Inc. for the period from January 4, 2003 to June 25, 2003 and fiscal year ended January 3, 2003
Statements of Cash Flows—Accounts Maintained by Marriott International, Inc. for the period from January 4, 2003 to June 25, 2003 and fiscal year ended January 3, 2003
Notes to Financial Statements

Rock Spring Park Hotel Limited Partnership:
Independent Auditors' Report
Balance Sheets as of October 8, 2004 and January 2, 2004
Statements of Operations for the period from January 3, 2004 to October 8, 2004 and fiscal years ended January 2, 2004 and January 3, 2003
Statements of Partners' Deficit for the period from January 3, 2004 to October 8, 2004 and fiscal years ended January 2, 2004 and January 3, 2003
Statements of Cash Flows for the period from January 3, 2004 to October 8, 2004 and fiscal years ended January 2, 2004 and January 3, 2003
Notes to Financial Statements
Courtyard Manhattan/Fifth Avenue:
Independent Auditors' Report
Statements of Operations for the nine months ended September 30, 2004 and years ended December 31, 2003 and December 31, 2002
Statements of Cash Flows for the nine months ended September 30, 2004 and years ended December 31, 2003 and December 31, 2002
Notes to Financial Statements
The Lodge at Sonoma Renaissance Resort & Spa:
Independent Auditors' Report
Balance Sheets as of October 8, 2004 and January 2, 2004
Statements of Operations for the periods from April 24, 2004 to October 8, 2004 and January 3, 2004 to April 23, 2004 and fiscal years ended January 2, 2004 and January 3, 2003
Statements of Members' Deficit for the periods from April 24, 2004 to October 8, 2004 and January 3, 2004 to April 23, 2004 and fiscal years ended January 2, 2004 and January 3, 2003
Statements of Cash Flows for the periods from April 24, 2004 to October 8, 2004 and January 3, 2004 to April 23, 2004 and fiscal years ended January 2, 2004 and January 3, 2003
Notes to Financial Statements
VAMHC, Inc.
Independent Auditors' Report
Balance Sheets as of March 31, 2005 (Unaudited), December 31, 2004 and December 31, 2003
Statements of Operations for the three months ended March 31, 2005 (Unaudited) and March 31, 2004 (Unaudited) and for the years ended December 31, 2004, December 31, 2003 and December 31, 2002
Statements of Stockholder's Equity for the three months ended March 31, 2005 (Unaudited) and for the years ended December 31, 2004 (Unaudited), December 31, 2003 and December 31, 2002
Statements of Cash Flows for the three months ended March 31, 2005 (Unaudited) and March 31, 2004 (Unaudited) and for the years ended December 31, 2004, December 31, 2003 and December 31, 2002
Notes to Financial Statements

Capital Hotel Investments, LLC Four Pack:
Independent Auditors' Report
Combined Balance Sheets as of December 31, 2004 and December 31, 2003
Combined Statements of Operations for the fiscal quarters ended June 17, 2005 (Unaudited) and June 18, 2004 (Unaudited) and for the years ended December 31, 2004, December 31, 2003 and December 31, 2002
Combined Statements of Net Assets (Deficit) for the years ended December 31, 2004, December 31, 2003 and December 31, 2002
Combined Statements of Cash Flows for the fiscal quarters ended June 17, 2005 (Unaudited) and June 18, 2004 (Unaudited) and for the years ended December 31, 2004, December 31, 2003 and December 31, 2002
Notes to Combined Financial Statements
Oak Brook Hills Hotel and Resort:
Independent Auditors' Report
Combined Balance Sheets as of June 30, 2005 and 2004
Combined Statements of Operations for the years ended June 30, 2005 and 2004
Combined Statements of Net Assets for the years ended June 30, 2005 and 2004
Combined Statements of Cash Flows for the years ended June 30, 2005 and 2004
Notes to Combined Financial Statements
Orlando Airport Marriott Hotel of the Teachers' Retirement System of the State of Illinois for Which Stone-Levy, LLC is Investment Advisor:
Report of Registered Public Accounting Firm
Balance Sheets as of September 30, 2005 (unaudited) and June 30, 2005 and 2004
Statements of Operations for the three months ended September 30, 2005 (unaudited) and 2004 (unaudited) and for the years ended June 30, 2005 and 2004
Statements of Changes in Owner's Equity for the three months ended September 30, 2005 (unaudited) and for the years ended June 30, 2005 and 2004
Statements of Cash Flows for the three months ended September 30, 2005 (unaudited) and 2004 (unaudited) and for the years ended June 30, 2005 and 2004
Notes to Financial Statements
Chicago 540 Hotel, LLC:
Independent Auditors' Report
Balance Sheets as of December 31, 2005 and 2004
Statements of Operations for the years ended December 31, 2005, 2004 and 2003
Statements of Members' Equity for the years ended December 31, 2005, 2004 and 2003
Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003
Notes to Financial Statements
Chicago 540 Lessee, Inc.:
Independent Auditors' Report
Balance Sheets as of December 31, 2005 and 2004
Statements of Operations for the years ended December 31, 2005, 2004 and 2003
Statements of Owners' Equity (Deficit) for the years ended December 31, 2005, 2004 and 2003
Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003
Notes to Financial Statements

UNAUDITED PRO FORMA FINANCIAL INFORMATION

              The Company's historical financial information as of and for the year ended December 31, 2005 has been derived from our historical financial statements audited by KPMG LLP, independent registered public accounting firm, whose report with respect thereto is included elsewhere in this prospectus. The following unaudited pro forma financial information gives effect to the following:

  •
  Our acquisitions of the Torrance Marriott, the Vail Marriott Mountain Resort & Spa, a portfolio of hotels consisting of the Marriott Los Angeles Airport, Marriott's Frenchman's Reef and Morning Star Beach Resort, Renaissance Worthington Hotel and Marriott Atlanta Alpharetta (the "Capital Hotel Investment Portfolio"), the Oak Brook Hills Marriott Resort, the Orlando Airport Marriott, and the Chicago Marriott;

  •
  Our borrowings under (i) the $62.5 million mortgage debt on the Frenchman's Reef & Morning Star Marriott Beach Resort, (ii) the $82.6 million mortgage debt on the Marriott Los Angeles Airport, (iii) the $57.4 million mortgage debt on the Renaissance Worthington Hotel, (iv) the $59 million mortgage debt on the Orlando Airport Marriott, and (v) the $220 million mortgage debt on the Chicago Marriott;

  •
  Repayment of approximately $44 million of mortgage debt related to the Torrance Marriott, $20 million of mortgage debt relating to the Lodge at Sonoma, a Renaissance Resort & Spa and $23 million of mortgage debt relating to the Courtyard Manhattan / Fifth Avenue.

  •
  $12.0 million of draws under our $75 million senior secured credit facility;

  •
  Repayment of the $12.0 million outstanding as of December 31, 2005 on the senior secured credit facility with proceeds from the offering.

  •
  The refinancing of the $23 million variable-rate mortgage debt on the Courtyard Manhattan / Fifth Avenue with $51 million of fixed-rate mortgage debt; and

  •
  The offering of 16,800,000 shares of common stock of the Company at $13.00 per share, with approximately $207.0 million of net proceeds to the Company.

              The pro forma statements of operations for the year ended December 31, 2005 exclude the pre-acquisition operating results of the SpringHill Suites Atlanta Buckhead since it was opened on July 1, 2005 and has no historical operating results. The accompanying pro forma financial information reflects the preliminary application of purchase accounting to the acquisitions of the Vail Marriott, the Capital Hotel Investment Portfolio, the Oak Brook Hills Marriott Resort, the Orlando Airport Marriott, and the Chicago Marriott. The preliminary purchase accounting may be adjusted if any of the assumptions underlying the purchase accounting change. The unaudited pro forma consolidated statements of operations and other data as of and for the year ended December 31, 2005 are presented as if these transactions had occurred on January 1, 2005.

              The unaudited pro forma financial information and related notes are presented for informational purposes only and do not purport to represent what our results of operations would actually have been if the transactions had in fact occurred on the date discussed above. They also do not project or forecast our results of operations for any future date or period.

              The unaudited pro forma financial information should be read together with our historical financial statements and related notes and with the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Prospectus. The pro forma adjustments are based on available information and upon assumptions that we believe are reasonable. However, we cannot assure you that actual results will not differ from the pro forma information and perhaps in material and adverse ways.

DIAMONDROCK HOSPITALITY COMPANY

PRO FORMA CONSOLIDATED BALANCE SHEET
December 31, 2005

		A	B	C
	Historical	Chicago Marriott	Courtyard Fifth Avenue Refinancing	The Offering	Pro Forma
ASSETS
Property and equipment, net	$870,562,399	$392,800,000	$—	$—	$1,263,362,399
Deferred financing costs, net	2,846,661	500,000	745,132	—	4,091,793
Restricted cash	23,109,153	3,000,000	—	—	26,109,153
Favorable lease asset	10,601,577	—	—	—	10,601,577
Due from hotel managers	38,964,986	—	—	—	38,964,986
Prepaids and other assets	10,495,765	—	—	—	10,495,765
Cash and cash equivalents	9,431,741	(92,500,000)	27,000,000	195,026,000	138,957,741

Total assets	$966,012,282	$303,800,000	$27,745,132	$195,026,000	$1,492,583,414

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Mortgage debt, at face amount	$416,394,735	$220,000,000	$28,000,000	$—	$664,394,735
Senior secured credit facility	12,000,000	—	—	(12,000,000)	—
Debt premium	2,782,322	—	—	—	2,782,322

Total debt	431,177,057	220,000,000	28,000,000	(12,000,000)	667,177,057

Deferred income related to key money	10,311,322	—	—	—	10,311,322
Unfavorable lease and agreement liabilities	5,384,431	83,800,000	—	—	89,184,431
Due to hotel managers	22,790,896	—	—	—	22,790,896
Dividends declared and unpaid	8,896,101	—	—	—	8,896,101
Accounts payable and accrued liabilities	24,064,047	—	—	—	24,064,047

Total other liabilities	71,446,797	83,800,000	—	—	155,246,797
Shareholders' Equity:
Common stock	508,199	—	—	168,000	676,199
Additional paid-in capital	491,951,223	—	—	206,858,000	698,809,223
Accumulated deficit	(29,070,994)	—	(254,868)	—	(29,325,862)

Total shareholders' equity	463,388,428	—	(254,868)	207,026,000	670,159,560

Total liabilities and shareholders' equity	$966,012,282	$303,800,000	$27,745,132	$195,026,000	$1,492,583,414

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
As of December 31, 2005

              The accompanying unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2005 is based on the Historical Consolidated Balance Sheet as of December 31, 2005, as adjusted to assume that the following occurred on December 31, 2005:

  •
  The acquisition of the Chicago Marriott.

  •
  Proceeds from $220 million mortgage debt related to the acquisition of the Chicago Marriott.

  •
  The refinancing of the $23 million variable-rate mortgage debt on the Courtyard Manhattan / Fifth Avenue with $51 million of fixed-rate mortgage debt.

  •
  Repayment of the $12.0 million outstanding as of December 31, 2005 on the senior secured credit facility with proceeds from the offering.

  •
  The offering of 16,800,000 shares of common stock of the Company at $13.00 per share, with approximately $207.0 million of net proceeds to the Company.

              In the opinion of the Company's management, all material adjustments to reflect the effects of the preceding transactions have been made. The accompanying unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2005 is presented for illustrative purposes only and is not necessarily indicative of what the actual financial position would have been had the transactions described above occurred as of December 31, 2005 nor does it purport to represent the future financial position of the Company.

Notes and Management Assumptions:

A
Represents the adjustment to record the acquisition accounting and mortgage financing obtained by the Company in conjunction with the acquisition of the Chicago Marriott as follows:

•
Record property and equipment at fair value of $392,800,000

•
Record deferred financing costs incurred of $500,000

•
Record restricted cash of $3,000,000

•
Reduce cash paid for the acquisition of $92,500,000

•
Record mortgage debt on the Chicago Marriott of $220,000,000

•
Record non-cash purchase accounting adjustment of $83,800,000 to record the management agreement terms to fair value

B
Represents the adjustment to record the net proceeds of $27 million from the refinancing of the mortgage debt and related deferred financing costs related to the Company's refinancing of the $23 million variable rate mortgage debt on the Courtyard Manhattan / Fifth Avenue with $51 million of fixed rate mortgage debt and related write-off of deferred financing costs of $254,868.

C
Represents the adjustment to record the issuance of 16,800,000 shares of common stock at a price of $13.00 per share with approximately $207.0 million of net proceeds to the Company after deduction of $11.4 million of offering costs. Adjustment also reflects the repayment of the $12 million outstanding as of December 31, 2005 on the senior secured credit facility.

DIAMONDROCK HOSPITALITY COMPANY

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005

		D	D	D	D	D	D	E	F	G	H
	Historical	Torrance	Vail Marriott	Capital Hotel Investment Portfolio	Oak Brook	Orlando Airport	Chicago Marriott	Depreciation Adjustment	TRS Income Taxes	Mortgage Debt Interest Expense	Repaid/Refinanced Mortgage Debt Interest Expense	Pro Forma
REVENUES
Rooms	$151,755,924	$164,260	$8,598,220	$44,861,450	$4,979,713	$13,896,815	$57,347,529	$—	$—	$—	$—	$281,603,911
Food and beverage	63,261,282	79,212	2,826,256	24,759,444	6,778,277	7,327,578	24,673,633	—	—	—	—	129,705,682
Other	14,433,057	6,092	1,314,107	4,535,714	1,951,152	652,722	2,823,771	—	—	—	—	25,716,615

Total revenues	229,450,263	249,564	12,738,583	74,156,608	13,709,142	21,877,115	84,844,933	—	—	—	—	437,026,208
OPERATING EXPENSES
Rooms	37,432,635	41,899	1,688,374	10,003,296	1,428,403	3,254,493	13,726,458	—	—	—	—	67,575,558
Food and beverage	47,281,237	54,368	2,260,744	17,308,279	3,561,517	4,476,504	15,179,962	—	—	—	—	90,122,611
Management fees and other hotel expenses	96,555,386	90,156	4,252,765	25,446,651	6,522,652	7,049,898	34,969,034	—	—	—	—	174,886,542
Depreciation and amortization.	27,590,234	—	—	—	—	—	—	22,705,907	—	—	—	50,296,141
Corporate expenses	13,461,528	—	—	—	—	—	—	—	—	—	—	13,461,528

TOTAL OPERATING EXPENSES	222,321,020	186,423	8,201,883	52,758,226	11,512,572	14,780,895	63,875,454	22,705,907	—	—	—	396,342,380

OPERATING (LOSS) PROFIT	7,129,243	63,141	4,536,700	21,398,382	2,196,570	7,096,220	20,969,479	(22,705,907)	—	—	—	40,683,828
OTHER EXPENSES (INCOME)
Interest income	(1,548,635)	—	—	—	—	—	—	—	—	—	—	(1,548,635)
Interest expense	17,367,079	—	—	—	—	—	—	—	—	22,088,051	(811,415)	38,643,715

Total other expenses (income)	15,818,444	—	—	—	—	—	—	—	—	22,088,051	(811,415)	37,095,080
INCOME (LOSS) BEFORE INCOME TAX	(8,689,201)	63,141	4,536,700	21,398,382	2,196,570	7,096,220	20,969,479	(22,705,907)	—	(22,088,051)	811,415	3,588,748
Income tax benefit	1,353,261	—	—	—	—	—	—	—	776,527	—	—	576,734

NET INCOME (LOSS)	$(7,335,940)	$63,141	$4,536,700	$21,398,382	$2,196,570	$7,096,220	20,969,479	$(22,705,907)	$(776,527)	$(22,088,051)	$811,415	$4,165,482

								Calculation of Basic and Diluted EPS (I)
								Net Income				$4,165,482
								Weighted-Average Number of Shares				68,756,197

								Basic and Diluted Earnings per Share				$0.06

Notes to Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2005

              The accompanying unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2005 is based on our Historical Consolidated Statement of Operations for the year ended December 31, 2005, adjusted to assume that the following occurred on January 1, 2005:

  •
  The acquisition of the following hotels for total consideration of:

Hotel
Torrance Marriott	$72,015,000
Vail Marriott	64,930,000
Capital Hotel Investment Portfolio	314,866,000
Oak Brook Hills Marriott Resort	65,747,000
Orlando Airport Marriott	71,604,000
Chicago Marriott	312,000,000

Total	$901,162,000

  •
  Repayment of approximately $44 million of mortgage debt related to the Torrance Marriott, $20 million of mortgage debt relating to the Lodge at Sonoma, a Renaissance Resort & Spa and $23 million of mortgage debt relating to the Courtyard Manhattan / Fifth Avenue.

  •
  Interest on the $62.5 million mortgage debt related to the Frenchman's Reef & Morning Star Marriott Beach Resort.

  •
  Interest on the $82.6 million mortgage debt related to the Marriott Los Angeles Airport and $57.4 million mortgage debt on the Renaissance Worthington Hotel.

  •
  Interest on the $59 million mortgage debt on the Orlando Airport Marriott.

  •
  Interest on $12 million of draws on our $75 million senior secured credit facility.

  •
  Repayment of the $12.0 million outstanding as of December 31, 2005 on the senior secured credit facility with proceeds from the offering.

  •
  Interest on the $220 million mortgage debt related to the acquisition of the Chicago Marriott.

  •
  Interest on the refinanced $51 million mortgage debt on the Courtyard Manhattan / Fifth Avenue.

  •
  The offering of 16,800,000 shares of common stock of the Company at $13.00 per share, with approximately $207.0 million of net proceeds to the Company.

              In the opinion of our management, all material adjustments to reflect the effects of the preceding transactions have been made. The accompanying unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2005 is presented for illustrative purposes only and is not necessarily indicative of what the actual results of operations would have been had the transactions described above occurred on January 1, 2005, nor does it purport to represent our future results of operations. The accompanying pro forma statement of operations for the year ended December 31, 2005 excludes the pre-acquisition operating results of the SpringHill Suites Atlanta Buckhead since it was opened on July 1, 2005 and has no historical operating results.

Notes and Management Assumptions:

D
Represents the adjustment to record historical revenues and operating expenses associated with the 2005 acquisitions of the following hotels:

•
Torrance Marriott

•
Vail Marriott

•
Capital Hotel Investment Portfolio

•
Oak Brook Hills Marriott Resort

•
Orlando Airport Marriott

•
Chicago Marriott

E
Reflects the adjustment to include the depreciation and amortization resulting from the 2005 hotel acquisitions as follows:

Hotel
Torrance Marriott	$51,663
Vail Marriott	1,108,399
Capital Hotel Investment Portfolio	4,979,981
Oak Brook Hills Marriott Resort	1,934,359
Orlando Airport Marriott	4,169,184
Chicago Marriott	10,462,321

Total	$22,705,907

F
[_[ONT,1,9213,10,0,2]_]F      Reflects the adjustment to our historical income tax provision to reflect the pro forma tax provision of our Taxable REIT Subsidiary assuming we had elected REIT status and the TRS leases were in place as of January 1, 2005. Our Taxable REIT Subsidiary's pro forma pre-tax loss was $5.4 million for the year ended December 31, 2005. The pro forma income tax provision was calculated using our Taxable REIT Subsidiary's historical effective income tax rate. The pro forma income tax provision includes the $1.4 million income tax charge as a result of our REIT election in 2005 that is reflected in the historical financial statements.

G
Reflects the adjustment to include interest expense incurred for mortgage debt relating to the Capital Hotel Investment Portfolio, the Frenchman's Reef & Morning Star Marriott Beach Resort, the Orlando Airport Marriott, and the Chicago Marriott.

H
Reflects the adjustment to reduce interest expense by $1,594,190 for interest and deferred financing cost amortization of the mortgage debt related to the Torrance Marriott, which was repaid with the proceeds of our initial public offering, by $691,837 for interest and deferred financing cost amortization of the mortgage debt related to the Lodge at Sonoma, a Renaissance Resort & Spa which was repaid with the proceeds of our initial public offering, and an increase of interest expense by $1,611,612 relating to the refinancing of the Courtyard Fifth Avenue mortgage debt. The Courtyard Manhattan / Fifth Avenue adjustment consists of (a) $3,160,000 of interest expense and deferred financing cost amortization on the $51 million fixed rate mortgage debt, less (b) $1,548,388 of interest expense and deferred financing cost amortization recorded in the historical financial statements related to the $23 million variable rate mortgage debt. Adjustment also reflects the $137,000 reduction of interest expense included in the historical financial statements related to the $12 million draws under the senior secured credit facility that will be repaid with proceeds from the offering.

I
The shares used in the basic and diluted earning per share calculation include the following:

Common shares outstanding at December 31, 2005	50,819,864
The offering	16,800,000
Unvested restricted shares held by management and employees	747,000
IPO share grants held by corporate officers	389,333

Total basic and diluted	68,756,197

Report of Independent Registered Public Accounting Firm

The Board of Directors
DiamondRock Hospitality Company:

              We have audited the accompanying consolidated financial statements of DiamondRock Hospitality Company and subsidiaries (the "Company") as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DiamondRock Hospitality Company and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the year ended December 31, 2005 and the period from May 6, 2004 (inception) to December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

McLean, Virginia
March 8, 2006

DIAMONDROCK HOSPITALITY COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
ASSETS
Property and equipment, at cost	$899,309,856	$286,727,306
Less: accumulated depreciation	(28,747,457)	(1,084,867)

	870,562,399	285,642,439
Restricted cash	23,109,153	17,482,515
Due from hotel managers	38,964,986	2,626,262
Favorable lease asset, net	10,601,577	—
Purchase deposits and pre-acquisition costs	—	3,272,219
Prepaid and other assets	10,495,765	4,340,259
Cash and cash equivalents	9,431,741	76,983,107
Deferred financing costs, net	2,846,661	1,344,378

Total assets	$966,012,282	$391,691,179

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Debt, at face amount	$428,394,735	$177,827,573
Debt premium	2,782,322	2,944,237

Total debt	431,177,057	180,771,810
Deferred income related to Key Money, net	10,311,322	2,490,385
Unfavorable lease liability, net	5,384,431	5,776,946
Due to hotel managers	22,790,896	3,985,795
Dividends declared and unpaid	8,896,101	—
Accounts payable and accrued expenses	24,064,047	3,078,825

Total other liabilities	71,446,797	15,331,951

Shareholders' Equity:
Preferred stock, $.01 par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value; 100,000,000 shares authorized; 50,819,864 and 21,020,100 shares issued and outstanding at December 31, 2005 and 2004, respectively	508,199	210,201
Additional paid-in capital	491,951,223	197,494,842
Accumulated deficit	(29,070,994)	(2,117,625)

Total shareholders' equity	463,388,428	195,587,418

Total liabilities and shareholders' equity	$966,012,282	$391,691,179

The accompanying notes are an integral part of these consolidated financial statements.

DIAMONDROCK HOSPITALITY COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2005	Period from May 6, 2004 (Inception) to December 31, 2004
Revenues:
Rooms	$151,755,924	$5,137,370
Food and beverage	63,261,282	1,507,960
Other	14,433,057	428,534

Total revenues	229,450,263	7,073,864

Operating Expenses:
Rooms	37,432,635	1,455,380
Food and beverage	47,281,237	1,266,827
Management fees	8,107,902	260,724
Other hotel expenses	88,447,484	3,183,959
Depreciation and amortization	27,590,234	1,053,283
Corporate expenses	13,461,528	4,114,165

Total operating expenses	222,321,020	11,334,338

Operating income (loss)	7,129,243	(4,260,474)

Interest income	(1,548,635)	(1,333,837)
Interest expense	17,367,079	773,101

Total other expenses (income)	15,818,444	(560,736)

Loss before income taxes	(8,689,201)	(3,699,738)
Income tax benefit	1,353,261	1,582,113

Net loss	$(7,335,940)	$(2,117,625)

Loss per share:
Basic and diluted	$(0.19)	$(0.12)

Weighted-average number of common shares outstanding:
Basic and diluted	39,145,789	18,162,916

The accompanying notes are an integral part of these consolidated financial statements.

DIAMONDROCK HOSPITALITY COMPANY

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
Year Ended December 31, 2005 and Period from May 6, 2004 (Inception) to December 31, 2004

	Common Stock
			Additional Paid-In Capital	Accumulated Deficit
	Shares	Par Value			Total
Formation transactions on May 6, 2004	100	$1	$999	$—	$1,000
Sale of common shares in private placement offering, less placement fees and expenses of $12,624,452	21,000,000	210,000	197,165,548	—	197,375,548
Issuance costs incurred related to private placement	—	—	(1,028,588)	—	(1,028,588)
Issuance and amortization of stock grants	20,000	200	1,356,883	—	1,357,083
Net loss	—	—	—	(2,117,625)	(2,117,625)

Balance at December 31, 2004	21,020,100	210,201	197,494,842	(2,117,625)	195,587,418

Sale of common shares in initial public offering, less placement fees and expenses of $3,353,504	29,785,764	297,858	288,148,423	—	288,446,281
Dividends	—	—	—	(19,617,429)	(19,617,429)
Issuance and amortization of stock grants	14,000	140	6,307,958	—	6,308,098
Net loss	—	—	—	(7,335,940)	(7,335,940)

Balance at December 31, 2005	50,819,864	$508,199	$491,951,223	$(29,070,994)	$463,388,428

The accompanying notes are an integral part of these consolidated financial statements.

DIAMONDROCK HOSPITALITY COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2005	Period from May 6, 2004 (Inception) to December 31, 2004
Cash flows from operating activities:
Net loss	$(7,335,940)	$(2,117,625)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	27,590,234	1,053,283
Amortization of deferred financing costs as interest	1,343,899	28,615
Non-cash straight-line ground rent	7,120,368	—
Market value adjustment to interest rate caps	(7,837)	25,655
Amortization of debt premium and unfavorable lease liability	(302,179)	(10,814)
Amortization of deferred income and corporate depreciation	(115,118)	21,969
Stock-based compensation	6,308,098	1,357,083
Deferred income tax benefit	(2,104,371)	(1,521,213)
Changes in assets and liabilities:
Prepaid expenses and other assets	(832,736)	(581,477)
Due to/from hotel managers	(15,915,027)	(2,626,262)
Accounts payable and accrued expenses	4,076,637	3,545,232

Net cash provided by (used in) operating activities	19,826,028	(825,554)

Cash flows from investing activities:
Hotel acquisitions	(611,604,489)	(273,827,972)
Receipt of deferred Key Money	8,008,750	2,500,000
Hotel capital expenditures	(18,007,635)	—
Change in restricted cash	1,726,776	(480,515)
Purchase deposits and pre-acquisition costs	—	(3,272,219)

Net cash used in investing activities	(619,876,598)	(275,080,706)

Cash flows from financing activities:
Proceeds from debt	317,500,000	158,000,000
Repayments of mortgage debt	(56,948,685)	—
Scheduled mortgage debt principal payments	(2,932,838)	—
Payment of financing costs	(2,846,182)	(1,372,993)
Cash paid for interest rate caps	—	(85,600)
Proceeds from sale of common stock	291,799,785	197,376,548
Payment of costs related to sale of common stock	(3,353,504)	(1,028,588)
Payment of dividends	(10,719,372)	—

Net cash provided by financing activities	532,499,204	352,889,367

Net (decrease) increase in cash and cash equivalents	(67,551,366)	76,983,107
Cash and cash equivalents, beginning of period	76,983,107	—

Cash and cash equivalents, end of period	$9,431,741	$76,983,107

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$15,601,243	$350,979

Cash paid for income taxes	$1,005,629	$—

Non-cash Investing and Financing Activities:
Repayment of mortgage debt with restricted cash held in escrow	$7,051,315	$—

The accompanying notes are an integral part of these consolidated financial statements.

DIAMONDROCK HOSPITALITY COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

1.     Organization

              DiamondRock Hospitality Company (the "Company") is a self-advised real estate investment company. The Company is committed to maximizing shareholder value through investing in premium full service hotels and, to a lesser extent, premium urban limited service hotels located throughout the United States. The Company differentiates ourselves because:

  •
  We are a disciplined acquirer of hotels.

  •
  We create value through aggressive asset management.

  •
  We are committed to a conservative capital structure.

  •
  We have an experienced management team.

              As of December 31, 2005, we owned fifteen hotels, comprising 6,119 rooms, located in the following markets: Atlanta, Georgia (2), Fort Worth, Texas, Lexington, Kentucky, Los Angeles (2 hotels), New York City (2 hotels), Northern California, Oak Brook, Illinois, Orlando, Florida, Salt Lake City, Washington D.C., St. Thomas, U.S. Virgin Islands and Vail, Colorado.

              The Company completed its initial public offering on June 1, 2005, issuing 29,785,764 shares of common stock (including the underwriters' purchase of the over-allotment option for 3,698,764 shares) at a price of $10.50 per share, resulting in net proceeds, before deducting offering expenses, of approximately $291.8 million.

              We conduct our business through a traditional umbrella partnership REIT, or UPREIT, in which our hotel properties are owned by our operating partnership, DiamondRock Hospitality Limited Partnership, or subsidiaries of our operating partnership. We are the sole general partner of our operating partnership and currently own, either directly or indirectly, all of the limited partnership units of our operating partnership.

2.     Summary of Significant Accounting Policies

Basis of Presentation

              The Company's financial statements include all of the accounts of the Company and its subsidiaries in accordance with United States generally accepted accounting principles. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

              The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

              The Company's financial instruments include cash and cash equivalents and accounts payable and accrued expenses. Due to their short maturities, the carrying amounts of cash and cash equivalents and accounts payable and accrued expenses reasonably approximate fair value. See Note 13 for disclosures on fair values of debt and interest rate caps.

Property and Equipment

              Investments in hotel properties, land, land improvements, building and furniture, fixtures and equipment and identifiable intangible assets are recorded at fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations. Property and equipment purchased after the hotel acquisition date is recorded at cost. Replacements and improvements are capitalized, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of a fixed asset, the cost and related accumulated depreciation will be removed from the Company's accounts and any resulting gain or loss will be included in the statements of operations.

              Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 15 to 40 years for buildings, land improvements, and building improvements and one to ten years for furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets.

              The Company reviews its investments in hotel properties for impairment whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions and/or new hotel construction in markets where the hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel's estimated fair market value is recorded and an impairment loss recognized.

              The Company will classify a hotel as held for sale in the period that the Company has made the decision to dispose of the hotel, a binding agreement to purchase the property has been signed under which the buyer has committed a significant amount of nonrefundable cash and no significant financing contingencies exist which could cause the transaction to not be completed in a timely manner. If these criteria are met, the Company will record an impairment loss if the fair value less costs to sell is lower than the carrying amount of the hotel and will cease recording depreciation expense. The Company will classify the loss, together with the related operating results, as discontinued operations on the statements of operations and classify the assets and related liabilities as held for sale on the balance sheets.

Goodwill

              Goodwill represents the excess of the Company's cost to acquire a business over the net amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized, but is evaluated for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company's goodwill is classified within other assets in the accompanying consolidated balance sheets.

Revenue Recognition

              Revenues from operations of the hotels are recognized when the services are provided. Revenues consist of room sales, golf sales, food and beverage sales, and other hotel department revenues, such as telephone and gift shop sales.

Income Taxes

              The Company accounts for income taxes using the asset and liability method prescribed in SFAS 109, Accounting for Income Taxes. The deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in earnings in the period when the new rate is enacted.

              The Company has elected, effective January 1, 2005, to be treated as a REIT under the provisions of the Internal Revenue Code and, as such, expects not to be subject to federal income tax after December 31, 2004, provided that the Company distributes all taxable income annually to the Company's shareholders and complies with certain other requirements. In addition to paying federal and state taxes on any retained income, the Company may be subject to taxes on "built in gains" on sales of certain assets. The Company's taxable REIT subsidiaries will generally be subject to federal and state income taxes.

              In order for the income from our hotel property investments to constitute "rents from real properties" for purposes of the gross income test required for REIT qualification, the income we earn cannot be derived from the operation of any of our hotels. Therefore, we lease each of our hotel properties to a wholly-owned subsidiary of Bloodstone TRS, Inc., our existing taxable REIT subsidiary, or TRS, except for the Frenchman's Reef & Morning Star Marriott Beach Resort, which is owned by a Virgin Islands corporation, which we have elected to be treated as a TRS.

Earnings (Loss) Per Share

              Basic earnings (loss) per share is calculated by dividing net loss by the weighted-average common shares outstanding during the period. Diluted earnings per share is calculated by dividing net loss by the weighted-average common shares outstanding during the period plus other potentially dilutive securities such as restricted stock awards or shares issuable in the event of conversion of operating partnership units. No adjustment is shown for the potentially dilutive effect of 747,000 shares of restricted stock, as the impact is anti-dilutive during periods when the Company incurs a net loss and, accordingly, diluted loss per share is equal to basic loss per share.

Stock-based Compensation

              The Company accounts for stock-based employee compensation using the fair value based method of accounting described in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. For restricted stock awards, the total compensation expense is equal to the fair value of the award. The compensation expense is recorded over the period in which the restrictions lapse (i.e., vesting period).

Comprehensive Income (Loss)

              Comprehensive income includes net income (loss) as currently reported by the Company on the consolidated statement of operations adjusted for other comprehensive income items. The Company does not have any items of comprehensive income (loss) other than the net loss.

Segment Information

              SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") , requires public entities to report certain information about operating segments. See Note 14.

Restricted Cash

              Restricted cash primarily consists of reserves for replacement of furniture and fixtures held by our hotel managers and cash held in escrow pursuant to lender requirements.

Deferred Financing Costs

              Financing costs are recorded at cost and consist of loan fees and other costs incurred in connection with the issuance of debt. Amortization of deferred financing costs is computed using a method, which approximates the effective interest method over the remaining life of the debt and is included in interest expense in the accompanying statements of operations.

Hotel Working Capital

              The due from hotel managers consists of hotel level accounts receivable, periodic hotel operating distributions due to owner and prepaid and other assets held by the hotel managers on the Company's behalf. The liabilities incurred by the hotel managers are comprised of liabilities incurred on behalf of the Company in conjunction with the operation of the hotels which are legal obligations of the Company.

Key Money

              Key Money received in conjunction with entering into hotel management agreements is deferred and amortized over the term of the hotel management agreement. Deferred Key Money is classified as deferred income in the accompanying consolidated balance sheet and amortized against management fees on the accompanying consolidated statements of operations.

Debt Premiums

              Debt premiums are recorded to adjust the stated value of assumed debt to fair value at the acquisition date of a hotel. Debt premiums are amortized over the remaining life of the debt to interest expense on the accompanying consolidated statements of operations.

Derivative Instruments

              The Company may be party to interest rate swaps in the future and is currently party to interest rate caps, which are considered derivative instruments. The fair value of the interest rate swaps and interest rate caps are recorded on the Company's balance sheet and gains or losses from the changes in the market value of the contracts are recorded in other income or expense. See Note 13 for disclosures on fair values of the interest rate caps.

Straight-Line Rent

              The Company records rent expense on leases that provide for minimum rental payments that increase in pre-established amounts over the remaining term of the lease on a straight-line basis.

Use of Estimates

              The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

              Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. We maintain cash and cash equivalents with various high credit-quality financial institutions. We perform periodic evaluations of the relative credit standing of these financial institutions and limit the amount of credit exposure with any one institution.

Yield Support

              Marriott has provided the Company with operating cash flow guarantees for certain hotels and will reimburse an amount of the management fee if actual hotel operating income is less than a negotiated target net operating income. We refer to these guarantees as "Yield Support", or reimbursement of management fees otherwise payable. Yield Support is recognized over the period earned if the Yield Support is not refundable and there is reasonable uncertainty of receipt at inception of the management agreement. Yield Support is recorded as an offset to base management fees on the accompanying consolidated statement of operations. There was no Yield Support earned during the year ended December 31, 2005 or the period from May 6, 2004 (Inception) to December 31, 2004.

Recent Accounting Pronouncements

              FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143 ("FIN 47"), clarifies that the term "conditional asset retirement obligation" as used in Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. The Company adopted the provisions of FIN 47 as of December 31, 2005. FIN 47 did not have a material impact on the Company's results of operations, financial position, or cash flows.

3.     Property and Equipment

              Property and equipment as of December 31, 2005 and 2004 consists of the following:

	December 31, 2005	December 31, 2004
Land	$125,466,000	$28,320,000
Land improvements	5,593,922	5,593,922
Buildings	689,789,027	231,300,990
Furniture, fixtures and equipment	73,864,151	21,287,175
Corporate office equipment and construction in progress	4,596,756	225,219

	899,309,856	286,727,306
Less: accumulated depreciation	(28,747,457)	(1,084,867)

	$870,562,399	$285,642,439

4.     Capital Stock

Common Shares

              The Company is authorized to issue up to 100,000,000 shares of common stock, $.01 par value per share. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Holders of the Company's common stock are entitled to receive dividends when authorized by the Company's board of directors out of assets legally available for the payment of dividends.

              On July 7, 2004, the Company closed on the sale of 21,000,000 shares of common stock, including 150,000 shares acquired by certain senior executives of the Company, at a price of $10 per share, in a private placement (the "Offering"). The Offering resulted in gross proceeds of $210 million and net proceeds (after deducting placement fees and offering expenses) of approximately $196.3 million. As of December 31, 2004, the Company had 21,020,100 shares of common stock outstanding.

              On June 1, 2005, the Company consummated its initial public offering of common stock, selling 29,785,764 shares (including the underwriters' subsequent purchase of the over-allotment option of 3,698,764 shares) at a price of $10.50 per share. We received net proceeds (after deducting offering expenses) of approximately $288.4 million.

Preferred Shares

              The Company is authorized to issue up to 10,000,000 shares of preferred stock, $.01 par value per share. The Company's board of directors is required to set for each class or series of preferred stock the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, and terms or conditions of redemption. As of December 31, 2005 and 2004, respectively, there were no shares of preferred stock outstanding.

Operating Partnership Units

              Holders of Operating Partnership units have certain redemption rights, which enable them to cause the Operating Partnership to redeem their units in exchange for cash per unit equal to the market price of the Company's common stock, at the time of redemption, or, at the option of the Company for shares of the Company's common stock on a one-for-one basis. The number of shares issuable upon exercise of the redemption rights will be adjusted upon the occurrence of stock splits, mergers, consolidations or similar pro-rata share transactions, which otherwise would have the effect of diluting the ownership interests of the limited partners or the stockholders of the Company. As of December 31, 2005 and 2004, respectively, there were no Operating Partnership units held by unaffiliated third parties.

5.     Stock Incentive Plan

              As of December 31, 2005, the Company has issued or committed to issue 1,170,333 shares of our common stock under our 2004 Stock Option and Incentive Plan, including 747,000 shares of restricted common stock to the Company's officers and employees, 34,000 shares of common stock issued to the Company's Directors and a commitment to issue 389,333 shares of deferred common stock. The commitment represents the promise of the Company to issue a number of shares of the Company's common stock upon the earlier of (i) a sale event or (ii) five years after the date of grant.

              As of December 31, 2005, the Company's officers and employees have been awarded 747,000 shares of restricted common stock. None of the recipients were required to pay for such shares of common stock. Shares issued to our officers' and employees vest over a three-year period from the date of the grant. The Company recorded compensation expense related to the restricted common stock of officers and employees of $2,420,048 and $1,157,083 during the year ended December 31, 2005 and the period from May 6, 2004 (Inception) to December 31, 2004, respectively.

              As of December 31, 2005, the Company's Directors have been awarded 34,000 shares of common stock. Shares issued to our Directors were fully vested upon issuance. The Company recorded compensation expense related to the common stock of Directors of $151,800 and $200,000 during the year ended December 31, 2005 and the period from May 6, 2004 (Inception) to December 31, 2004, respectively.

              At the time of the initial public offering, the Company committed to issue 382,500 shares of deferred common stock to the Company's senior executive officers. These deferred stock awards are fully vested and represent the promise of the Company to issue a number of shares of the Company's common stock to each senior executive officer upon the earlier of (i) a sale event or (ii) five years after the date of grant, which was the initial public offering completion date (the "Deferral Period"). However, if an executive's service with the Company is terminated for "cause" prior to the expiration of the Deferral Period, all deferred stock unit awards will be forfeited. The executive officers are restricted from transferring the shares until the fifth anniversary of the initial public offering completion date. During 2005, the Company recorded $3,736,250 of stock-based compensation expense related to this deferred common stock award, which is included in corporate expenses in the accompanying statements of operations. As of December 31, 2005, the Company has a commitment to issue 389,333 shares under this plan. The share commitment increased from 382,500 to 389,333 during the year as a result of all dividends being reinvested into our common stock at the dividend payment dates closing price of our common stock.

              In total, for the year ended December 31, 2005, and the period from May 6, 2004 (Inception) to December 31, 2004, the Company recorded $6,308,098 and $1,357,083, respectively, of stock-based compensation expense related to these awards which is included in corporate expenses in the accompanying statements of operations.

6.     Earnings Per Share

              Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income available to common shareholders, that has been adjusted for dilutive securities, by the weighted-average number of common shares outstanding including dilutive securities. No effect is shown for securities that are anti-dilutive.

              The following is a reconciliation of the calculation of basic and diluted earnings per share:

	Year Ended December 31, 2005	Period from May 6, 2004 (Inception) to December 31, 2004
Basic Earnings per Share Calculation:
Numerator:
Net loss	$(7,335,940)	$(2,117,625)
Dividends on unvested restricted common stock	(280,222)	—

Net loss after dividends on unvested restricted common stock	$(7,616,162)	$(2,117,625)

Weighted-average number of common shares outstanding—basic	39,145,789	18,162,916

Basic loss per share	$(0.19)	$(0.12)

Diluted Earnings per Share Calculation:
Numerator:
Net loss	$(7,335,940)	$(2,117,625)
Dividends on unvested restricted common stock	(280,222)	—

Net loss after dividends on unvested restricted common stock	$(7,616,162)	$(2,117,625)

Weighted-average number of common shares outstanding—basic	39,145,789	18,162,916
Unvested restricted common stock	—	—

Weighted-average number of common shares outstanding—diluted	39,145,789	18,162,916

Diluted loss per share	$(0.19)	$(0.12)

7.     Debt

              The Company has incurred property specific mortgage debt in conjunction with the acquisition of certain of the Company's hotels. The mortgage debt is recourse solely to specific assets, except for fraud, misapplication of funds and other customary recourse provisions. As of December 31, 2005, nine of our fifteen hotel properties were secured by mortgage debt. The Company's mortgage debt contains certain property specific covenants and restrictions, including minimum debt service coverage ratios as well as restrictions to incur additional debt without lender consent.

              The following table sets forth information regarding the Company's debt as of December 31, 2005:

Property	Principal Balance	Prepayment Penalties	Interest Rate	Maturity Date	Amortization Provisions
Bethesda Marriott Suites	$19,305,400	Yes(1)	7.69%	2/23	25 years
Frenchman's Reef & Morning Star Marriott Beach Resort	62,500,000	No(2)	5.44%	8/15	30 years(3)
Griffin Gate Marriott Resort	30,442,250	Yes(4)	5.11%	1/10	25 years
Los Angeles Airport Marriott	82,600,000	No(2)	5.30%	7/15	Interest Only
Courtyard Manhattan/Fifth Avenue	23,000,000	No(5)	LIBOR + 2.70% (7.075% as of December 31, 2005)(6)	1/07(7)	Interest Only
Courtyard Manhattan/Midtown East	44,130,896	No(8)	5.195%	12/09	25 years
Orlando Airport Marriott	59,000,000	No(2)	5.68%	12/15	30 years(9)
Salt Lake City Marriott Downtown	38,016,189	Yes(8)	5.50%	12/14	20 years(10)
Renaissance Worthington	57,400,000	No(2)	5.40%	7/15	30 years(11)
Senior Secured Credit Facility	12,000,000	No	LIBOR + 1.45 (5.7575% as of December 31, 2005)	7/08	Interest Only

Total	$428,394,735

(1)
The debt may be prepaid. If it is prepaid prior to August 2012, it is subject to a prepayment fee equal to the greater of i) one percent of the outstanding principal amount or ii) a yield maintenance premium determined as set forth in the Deed of Trust.

(2)
Prepayment of the debt on the Los Angeles Airport Marriott, Renaissance Worthington and Orlando Airport Marriott is not permitted until the earlier of (i) two years after securitization (the lender intends to sell all or a portion of the debt through one or more public offerings) or (ii) four years from the closing date. Thereafter, we may pay a defeasance deposit in lieu of a prepayment of the debt. Prepayment in full will be permitted at par on the last three payment dates before the maturity date. For the loan secured by the mortgage on Frenchman's Reef & Morning Star Marriott Beach Resort, we may release the lien of mortgage through a defeasance deposit at any time after the earlier of (i) two years after securitization or (ii) thirty months after the closing date of the loan.

(3)
The debt has a three-year interest only period. After the expiration of that period, the debt will amortize based on a thirty-year schedule.

(4)
We may not prepay the loan without the express written consent of the lender, and we have no right to prepay the debt until October 2009. Notwithstanding the foregoing, if the lender accepts prepayment of the debt prior to October 2009, we must pay a penalty equal to the greater of (i) 1% of the outstanding principal and (ii) the present value, as of the prepayment calculation date, of a series of monthly payments over the remaining term of the loan, each equal to the amount of interest that would be due on the portion of the loan being prepaid, assuming an annual interest rate of 5.11% over the discounted reinvestment yield, as such term is defined in the agreement.

(5)
The debt may be prepaid at par.

(6)
We have entered into an interest rate cap agreement on this debt. Breakage fees may be payable if the debt is repaid.

(7)
The debt allows for three one-year extensions provided that certain conditions are met.

(8)
The debt may not be prepaid until three months prior to the maturity date of the mortgage loan (the "Prepayment Release Date"). For Salt Lake City Marriott Downtown, we may prepay the loan on or after the Prepayment Release Date without payment of fees. However, we must pay to the lender, simultaneously with such prepayment, the interest that would have accrued on the outstanding principal balance of the loan at the regular interest rate through the end of the interest period in which such prepayment occurs.

(9)
The debt has a five-year interest only period. After the expiration of that period, the debt will amortize based on a thirty-year schedule.

(10)
There is an accelerated amortization provision based on a predetermined formula of available cash flow.

(11)
The debt has a four-year interest only period. After the expiration of that period, the debt will amortize based on a thirty-year schedule.

              On July 8, 2005, the Company entered into a three-year, $75.0 million senior secured revolving credit facility from Wachovia Bank, National Association, as administrative agent under the credit facility, and Citicorp North America, Inc. and Bank of America, N.A., as co-syndication agents under the credit facility. The senior secured credit facility is guaranteed by substantially all of our material subsidiaries and is secured by first mortgages on certain of our qualifying properties, which make up the "borrowing base." The Torrance Marriott and the Vail Marriott Mountain Resort & Spa are the two hotel properties currently comprising the borrowing base. We may add hotels to the borrowing base if certain conditions in the credit facility are met.

              Interest is paid on the periodic advances under the credit facility at varying rates, based upon either LIBOR or the applicable prime rate, plus an agreed upon additional margin amount. The interest rate depends upon our level of outstanding indebtedness in relation to the value of our assets from time to time, as follows:

	Leverage Ratio
	70% or greater	65% to 70%	less than 65%
Prime rate margin	1.25%	1.00%	0.75%
LIBOR margin	2.00%	1.75%	1.45%

              In addition to the interest payable on amounts outstanding under the credit facility, we are required to pay an annual amount equal to 0.35% of the unused portion of the credit facility. The Company incurred interest and unused credit facility fees of $254,237 during the year ended December 31, 2005.

              The Company has $12 million drawn on the senior secured credit facility as of December 31, 2005. In addition, the Company provided the Orlando Airport Marriott mortgage lender with an $11.4 million letter of credit secured by the Company's senior secured credit facility as security for certain capital improvements of the Orlando Airport Marriott required under the mortgage debt. During January and February 2006, the Company drew an additional $16 million under the senior secured credit facility.

              In connection with our acquisition of the Los Angeles Airport Marriott and the Renaissance Worthington, we incurred debt secured by property specific mortgages that aggregate $140.0 million. These borrowings consist of an $82.6 million mortgage on the Los Angeles Airport Marriott and a $57.4 million mortgage on the Renaissance Worthington. Each loan is secured by a first mortgage lien on the applicable hotel. Interest on each of the mortgages is fixed at a rate equal to 5.30%, in the case of the Los Angeles Airport Marriott mortgage debt, and at 5.40%, in the case of the Renaissance Worthington mortgage debt. Until August 11, 2009, with respect to the Renaissance Worthington loan, we will pay only interest. From and after August 11, 2009, with respect to the Renaissance Worthington loan, we will pay interest and principal, with the amount of principal being determined based upon a

30-year amortization schedule. The Los Angeles Airport Marriott loan is interest only for the full term. For each loan, we will be obligated to repay all unpaid principal on July 11, 2015.

              On July 29, 2005, the Company entered into debt secured by a mortgage on the Frenchman's Reef & Morning Star Marriott Resort. The debt has a principal balance of $62.5 million, a term of 10 years, bears interest at 5.44%, and is interest only for the first three years and then amortizes on a 30-year schedule. In conjunction with the closing of the debt, the lender required $2.9 million of the loan proceeds to be set aside into a lender held escrow account to pre-fund certain capital improvements of the Frenchman's Reef & Morning Star Marriott Resort required under the mortgage debt. During the fourth quarter of 2005 the lender reduced the escrow requirement to $1.2 million.

              On December 15, 2005, the Company entered into mortgage debt in connection with the acquisition of the Orlando Airport Marriott. The mortgage debt has a principal balance of $59 million, a term of 10 years, bears interest at 5.68 percent, and is interest only for the first five years and then amortizes on a 30-year schedule. In conjunction with the closing of the mortgage debt, the Company provided the lender with an $11.4 million letter of credit secured by the Company's senior secured credit facility as security for certain capital improvements of the Orlando Airport Marriott required under the mortgage debt.

              The Company repaid the $20 million mortgage debt on The Lodge at Sonoma, a Renaissance Resort and Spa on June 16, 2005. The Company recorded a loss of approximately $179,000 related to the repayment. The loss consisted of the write-off of the unamortized deferred financing costs and the early termination penalty and is classified within interest expense on the accompanying statements of operations.

              The Company repaid the $44 million mortgage debt on the Torrance Marriott on June 2, 2005 with approximately $37 million of cash and the application of $7 million restricted cash held in escrow. The Company recorded a loss of approximately $526,000 related to the repayment which consisted of the write-off of the unamortized deferred financing costs. The loss is classified within interest expense on the accompanying statements of operations.

              The aggregate debt maturities as of December 31, 2005 are as follows:

2006	$3,243,603
2007	26,436,201
2008	15,624,265
2009	44,579,048
2010	31,443,682
Thereafter	307,067,936

$428,394,735

8.     Acquisitions

2004 Acquisitions

              On October 27, 2004 the Company acquired The Lodge at Sonoma, a Renaissance Resort & Spa, a 182-room hotel located in Sonoma, California from Marriott for approximately $32.3 million, (including working capital). The acquisition's effective date was September 11, 2004. Hotel earnings for the period from September 11, 2004 to October 26, 2004 were accounted for as a reduction of the purchase price for accounting purposes. The hotel is currently managed by a subsidiary of Marriott.

              On November 19, 2004, the Company acquired the Courtyard by Marriott Midtown East, a 307-room hotel located in Midtown Manhattan, New York for approximately $78.9 million (including working capital). Marriott entered into an Assignment and Assumption of Purchase and Sale

Agreement with the Company whereby the Company assumed Marriott's rights, title and interest in Marriott's Purchase and Sale Agreement with a third party for the acquisition of the hotel. The hotel is currently managed by a subsidiary of Marriott. Marriott provided the Company with $2.5 million ("Key Money") to enter into the management agreement. The Key Money was deferred and will be recognized over the term of the management agreement.

              On December 15, 2004, the Company acquired the Salt Lake City Marriott Downtown, a 510-room hotel located in Salt Lake City, Utah for total consideration of approximately $53.3 million (including working capital). The Company leases the land underlying the Salt Lake City Marriott Downtown pursuant to a ground lease that provides for ground lease payments that are calculated based on a percentage of gross revenues. The Company reviewed the terms of the ground lease in conjunction with the hotel purchase accounting and the terms of the management agreement and concluded that the ground lease and management agreement terms were consistent with current market terms. The hotel is currently managed by a subsidiary of Marriott.

              On December 15, 2004, the Company acquired the Bethesda Marriott Suites, a 274-suite hotel located in Bethesda, Maryland for total consideration of approximately $41.9 million (including working capital). The Company leases the land underlying the Bethesda Marriott Suites pursuant to a ground lease that provides for ground lease rental payments that are stipulated in the ground lease and increase 5.5 percent per annum over the remaining eighty-three year term of the lease. The Company concluded that the ground lease terms are above current market and recorded a $5.8 million unfavorable lease provision at the acquisition date. The hotel is currently managed by a subsidiary of Marriott. The Company reviewed the terms of the hotel's mortgage debt in conjunction with the purchase accounting. The Company concluded that the current mortgage terms were above current market and, accordingly, the Company recorded a $3.0 million debt premium to record the debt at fair value as of the acquisition date.

              On December 20, 2004, the Company acquired the Hotel 5A, formerly the Clarion Fifth Avenue, a 189-room hotel located in Midtown Manhattan, New York for total consideration of approximately $39.7 million (including working capital). The hotel was converted to a Courtyard by Marriott in early 2005 and is currently operated by a subsidiary of Marriott and is currently known as the Courtyard Manhattan / Fifth Avenue. The Company leases the land underlying the Courtyard Manhattan New York / Fifth Avenue pursuant to a ground lease that provides for ground lease rental payments that are stipulated in the ground lease and increase in pre-established amounts over the remaining eighty year term of the lease. The Company reviewed the terms of the ground lease in conjunction with the hotel purchase accounting and concluded that the ground lease terms were consistent with current market terms. In the first quarter of 2005, Marriott paid the TRS of the Company $1.0 million, which was an incentive to enter into the management agreement. The Key Money was deferred and will be recognized over the term of the management agreement.

              On December 22, 2004, the Company acquired the Marriott Griffin Gate Resort, a 408-room hotel located in Lexington, Kentucky for total consideration of approximately $49.8 million (including working capital). The acquisition's effective date was September 11, 2004. Hotel earnings for the period from September 11, 2004 to December 22, 2004 were accounted for as a reduction of the purchase price for accounting purposes. The hotel is managed by a subsidiary of Marriott.

2005 Acquisitions

              On January 5, 2005, the Company acquired the Torrance Marriott, a 487-room hotel located in Torrance, California, for total consideration of approximately $72 million (including working capital and $10 million pre-funded for future capital expenditures). The hotel is currently managed by a subsidiary of Marriott. In early 2005, Marriott paid the Company's taxable REIT subsidiary $3.0 million of Key Money in exchange for the right to manage the hotel pursuant to the management agreement. The Key

Money was deferred and will be recognized over the term of the management agreement. The Company entered into $44 million of mortgage debt on the Torrance Marriott which was repaid on June 2, 2005.

              On June 23, 2005, the Company acquired a portfolio of four hotels (Renaissance Worthington, Marriott Atlanta Alpharetta, Frenchman's Reef & Morning Star Marriott Beach Resort and Los Angeles Airport Marriott) from affiliates of Capital Hotel Investments, LLC ("CHI") for approximately $314.9 million (including working capital). In connection with the purchase, the Company assumed the existing Marriott management agreements, which all expire in 2031 and provide for two 10-year extensions at Marriott's option. These agreements provide for a base management fee of 3% of the applicable hotel's gross revenues, and an incentive management fee of 25% of available cash flow (after payment of a 10.75% priority return on the prior owner's investment), which is not subordinated to debt service. The terms of the assumed management contract were consistent with current market terms. In conjunction with this acquisition, the Company entered into an $82.6 million mortgage loan on the Los Angeles Airport Marriott and a $57.4 million mortgage loan on the Renaissance Worthington.

              On June 24, 2005, the Company acquired the Vail Marriott Mountain Resort & Spa from Vail Resorts, Inc. for approximately $64.9 million (including working capital). A subsidiary of Vail Resorts, Inc. currently manages the hotel under a management agreement that commenced on the date of acquisition. The management agreement expires in 2020. The agreement provides for a base management fee of 3% of the hotel's gross revenues, and an incentive management fee of (i) 20%, if the hotel achieves operating profits above an 11% return on our invested capital or (ii) 25%, if the hotel achieves operating profits above a 15% return of invested capital, as defined.

              On July 22, 2005, the Company acquired the SpringHill Suites Atlanta Buckhead for approximately $34.1 million (including working capital). A subsidiary of Marriott International, Inc. manages the hotel under a management agreement that commenced on the date of acquisition. Marriott paid the Company's taxable REIT subsidiary $0.5 million of Key Money as an incentive to enter into the management agreement. The Key Money was deferred and will be recognized over the term of the management agreement. The management agreement expires in 2035 and has two 10 year renewal options. The agreement provides for a base management fee that will range between 5% – 6.5% of the hotel's gross revenues, and an incentive management fee of 25% of hotel operating profits above a 12% return on our invested capital. In addition, Marriott provided the Company with a cash flow guaranty for each of fiscal years 2006 and 2007 operating cash flow. The guarantee provides that Marriott will reduce its base management fee should the actual hotel operating income be less than a prescribed amount during fiscal years 2006 and 2007. The annual guarantee obligation of Marriott is capped at $0.1 million for each of 2006 and 2007, respectively.

              On July 29, 2005, the Company acquired the Oak Brook Hills Resort & Conference Center for approximately $65.7 million (including working capital). The hotel was converted to the Oak Brook Hills Marriott Resort on July 29, 2005 and is managed by a subsidiary of Marriott International, Inc. under a management agreement that commenced on the date of acquisition. The Company leases the land underlying the golf course adjacent to the Oak Brook Hills Marriott Resort pursuant to a ground lease that provides for ground lease payments of $1 per year through the date of the first extension option in 2025, at which time, if extended, the lease payments will be adjusted to market. The Company reviewed the terms of the ground lease in conjunction with the hotel purchase accounting and concluded that the terms of the ground lease were below current market and recorded a $10.8 million favorable lease asset at the acquisition date. Marriott paid the Company's taxable REIT subsidiary $2.5 million of Key Money in exchange for the right to manage the hotel pursuant to the management agreement. The Key Money was deferred and will be recognized over the term of the management agreement. The management agreement expires in 2035. The agreement provides for a base management fee of 3% of the hotel's gross revenues, and an incentive management fee of 20% of hotel operating profits above a 10.75% return on our invested capital. In addition, Marriott provided the Company with a cash flow guarantee for the fiscal years 2006 and 2007 operating cash flow. The guarantee provides that Marriott will fund the deficit of actual hotel operating income from a prescribed amount during each of fiscal years 2006 and 2007. The total guarantee obligation of Marriott is capped at $2.5 million.

              On December 16, 2005 the Company acquired the Orlando Airport Marriott for approximately $71.6 million (including working capital). A subsidiary of Marriott International, Inc. currently manages the hotel under a management agreement that commenced on the date of acquisition. Marriott paid the Company's taxable REIT subsidiary $1.0 million of Key Money as an incentive to enter into the management agreement. The Key Money was deferred and will be recognized over the term of the management agreement. The management agreement expires in 2035. The agreement provides for a base management fee of 3% of the hotel's gross revenues, and an incentive management fee of 20%—25% of hotel operating profits above a 10.75% return on our invested capital. In addition, Marriott provided the Company with a cash flow guaranty for the fiscal year 2006 operating cash flow. The guarantee provides that Marriott will reduce its base management fee should the actual hotel operating income be less than a prescribed amount during fiscal year 2006. The 2006 guarantee obligation of Marriott is capped at $1.0 million.

              The acquisitions allocations, which may be adjusted if any of the assumptions underlying the purchase accounting change, of the purchase prices of the hotels to the acquired assets and liabilities are as follows (in thousands):

	CHI Portfolio	Vail	Torrance	Buckhead	Oak Brook	Orlando
Land	$60,936	$5,800	$7,241	$3,900	$9,500	$9,769
Building	231,056	53,037	51,517	28,182	39,128	57,803
Furniture, fixtures and equipment	11,113	5,000	3,409	2,310	4,800	2,916

Total fixed assets	303,105	63,837	62,167	34,392	53,428	70,488
Favorable lease asset	—	—	—	—	10,830	—
FF&E escrow and restricted cash	11,456	—	10,000	—	—	—
Net deferred tax liability	(3,896)
Hotel working capital accrued liabilities and other assets, net	4,201	1,093	(152)	(306)	1,489	1,116

Purchase price	$314,866	$64,930	$72,015	$34,086	$65,747	$71,604

	Sonoma	Courtyard Midtown East	Salt Lake	Courtyard Fifth Avenue	Griffin Gate	Bethesda
Land	$3,951	$16,500	$—	$—	$7,869	$—
Land improvements	5,594	—	—	—	—	—
Building	17,865	54,664	45,292	33,779	33,428	46,271
Furniture, fixtures and equipment	4,846	1,500	3,825	1,000	6,650	3,425

Total fixed assets	32,256	72,664	49,117	34,779	47,947	49,696
Unfavorable lease liability	—	—	—	—	—	(5,780)
Debt premium	—	—	—	—	—	(2,952)
FF&E escrow and restricted cash	800	4,539	3,761	4,331	2,955	830
Hotel working capital and other assets, net	(711)	1,654	467	630	(1,060)	98

Purchase price	$32,345	$78,857	$53,345	$39,740	$49,842	$41,892

              The acquired properties are included in our results of operations from the respective dates of acquisition. The following unaudited pro forma results of operations reflect these transactions as if each had occurred on the first day of the fiscal year presented. In our opinion, all significant adjustments necessary to reflect the effects of the acquisitions have been made; however, a preliminary allocation of the purchase price to land and buildings was made, and we will finalize the allocation after all information is obtained.

	Year Ended December 31, 2005	Year Ended December 31, 2004
Revenues	$352,181,275	$325,939,880
Net income	8,122,355	5,571,637

Earnings per share—basic and diluted	$0.16	$0.11

              On March 1, 2006, the Company signed a purchase agreement to acquire the 1,192 room Chicago Marriott Downtown Magnificent Mile for a purchase price of $295 million plus approximately $11 million of net consideration in the form of an assumed property tax liability and other adjustments. The acquisition will include the assumption of $220 million of floating-rate debt, which the Company intends to refinance with fixed-rate debt shortly after closing the acquisition. The Company made a $5 million non-refundable deposit upon entering into the purchase agreement. The Company intends to raise equity capital to assist in funding the acquisition, and filed a Form S-11 with the SEC dated March 8, 2006.

9.     Dividends

              During the second fiscal quarter the Company's Board of Directors declared a cash dividend of $0.0326 per share of our common stock. The dividend was paid on June 28, 2005 to stockholders of record as of June 17, 2005. During the third fiscal quarter the Company's Board of Directors declared a cash dividend of $0.1725 per share of our common stock. The dividend was paid on September 27, 2005 to stockholders of record as of September 9, 2005. During the fourth fiscal quarter the Company's Board of Directors declared a cash dividend of $0.1725 per share of our common stock. The dividend was paid on January 17, 2006 to stockholders of record as of December 30, 2005.

10.   Income Taxes

              The Company elected for REIT status effective January 1, 2005. As a REIT, the Company generally will not be subject to federal income tax on that portion of its ordinary income or net capital gain that it currently distributes to its stockholders. Bloodstone TRS, Inc., the Company's taxable REIT subsidiary, will continue to be subject to federal and state income taxes. The Company recorded a charge of $1.4 million to reverse the deferred tax assets that are not realizable by the Company in the first quarter of 2005 as a result of its REIT election. The deferred tax assets related to Bloodstone TRS, Inc. were not reversed. In addition, the Company distributed $2.3 million during 2005 to eliminate 2004 non-REIT earnings and profits, regardless of the Company's 2005 REIT taxable income.

              The Company's (provision) benefit for income taxes consists of the following:

	Year Ended December 31, 2005	Period from May 6, 2004 (Inception) to December 31, 2004
Current—Federal	$(354,534)	$(616,942)
State	(134,356)	(262,775)

	(488,890)	(879,717)
Deferred—Federal	1,346,775	1,728,840
State	447,919	732,990
Foreign	47,457	—

	1,842,151	2,461,830

Income tax benefit	$1,353,261	$1,582,113

              A reconciliation of the statutory Federal tax benefit to our income tax benefit is as follows:

	Year Ended December 31, 2005	Period from May 6, 2004 (Inception) to December 31, 2004
Statutory Federal tax benefit (@35%)	$(2,435,065)	$(1,294,908)
State income tax benefit, net of Federal tax benefit	(378,479)	(306,215)
REIT election deferred tax asset write off	1,404,085	—
Other	56,198	19,010

Income tax benefit	$(1,353,261)	$(1,582,113)

              The Company is required to pay franchise taxes in certain jurisdictions. The Company accrued approximately $130,000 of franchise taxes during the year ended December 31, 2005, which are classified as corporate expenses in the accompanying consolidated statements of operations. In addition, the Company is subject to state income taxes which are calculated as if the subsidiary owning the Griffin Gate Marriott was a stand-alone corporation. The Company accrued approximately $138,000 of state income taxes during the year ended December 31, 2005.

              Deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are paid. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realizable based on consideration of available evidence, including future reversals of existing taxable temporary differences, projected future taxable income and tax planning strategies. The total deferred tax assets and liabilities are as follows:

	December 31, 2005	December 31, 2004
Deferred income related to Key Money	$4,170,397	$1,080,827
Net operating loss carryforwards	1,059,827	—
Building and FF&E basis difference recorded in purchase accounting	364,519	—
Alternative minimum tax credit carryforwards	354,534	—
Ground leases	—	128,205
Restricted stock	—	179,795
Pre-opening costs	—	1,118,529

Deferred tax asset	5,949,277	2,507,356
Less: Valuation allowance	—	—

Subtotal	5,949,277	2,507,356
Land basis difference recorded in purchase accounting	(4,259,962)	—
Depreciation and amortization	(1,331,856)	(40,831)
Other	—	(4,695)

Deferred tax liabilities	(5,591,818)	(45,526)

Deferred tax asset, net	$357,459	$2,461,830

              The Company believes that it will have sufficient future taxable income, including future reversals of existing taxable temporary differences, projected future taxable income and tax planning strategies to realize existing deferred tax assets.

              The Frenchman's Reef & Morning Star Marriott Beach Resort is owned by a subsidiary that has elected to be treated as a taxable REIT subsidiary, and is subject to USVI income taxes. The Company is party to a tax agreement with the USVI that reduces the income tax rate to approximately 4%. This arrangement expires on December 31, 2009. If the arrangement is not extended the Company will be subject to an income tax rate of 37.4%. The Company believes that this agreement will be extended.

11.   Related Party Transactions

Marriott Investment Sourcing Relationship

              As of December 31, 2005, Marriott International Inc. ("Marriott") owns approximately 8.6% of our common stock. While there is no contractual relationship binding upon the Company and Marriott, the Company considers Marriott to be the Company's preferred hotel management company.

Management Agreements

              The Company is party to hotel management agreements with Marriott for fourteen of the fifteen properties owned as of December 31, 2005. The fifteenth hotel, the Vail Marriott Mountain Resort & Spa, is managed by a subsidiary of Vail Resorts, Inc. The Company acquired the Vail Marriott Mountain Resort & Spa from Vail Resorts, Inc. The managers are responsible for hiring, with the Company retaining veto rights on certain executive level employees, training and supervising the managers and employees required to operate the properties and for purchasing supplies, for which they generally will be reimbursed by the Company. Marriott (through the Vail Marriott Mountain Resort and Spa franchise agreement) will provide centralized reservation systems, national advertising, marketing and promotional services, as well as various accounting and data processing services. The managers will also prepare and implement annual operations budgets that will be subject to certain limited review and approval rights by the Company.

              The following table sets forth the effective date, initial term and the number of renewal terms at the option of the manager under the respective management agreements for each of the Company's acquired hotel properties:

	Date of Agreement	Initial Term	Number of Renewal Terms
The Lodge at Sonoma, a Renaissance Resort and Spa	10/2004	20 years	One ten year period
Courtyard Manhattan Midtown East	11/2004	30 years	Two ten year periods
Salt Lake City Marriott Downtown	12/2001	30 years	Three fifteen year periods
Courtyard Manhattan / Fifth Avenue	01/2005	30 years	None
Marriott Griffin Gate Resort	12/2004	20 years	One ten year period
Bethesda Marriott Suites	12/2004	21 years	Two ten year periods
Torrance Marriott	1/2005	40 years	None
Marriott Atlanta Alpharetta	9/2000	30 years	Two ten year periods
Frenchman's Reef & Morning Star Marriott Beach Resort	9/2000	30 years	Two ten year periods
Los Angeles Airport Marriott	9/2000	30 years	Two ten year periods
Renaissance Worthington	9/2000	30 years	Two ten year periods
Vail Marriott Mountain Resort & Spa	6/2005	15 1/2 years	None
SpringHill Suites Atlanta Buckhead	7/2005	30 years	Two ten year periods
Oak Brook Hills Marriott Resort	7/2005	30 years	None
Orlando Airport Marriott	12/2005	30 years	None

              The following table sets forth the base management fee and incentive management fee, generally due and payable each fiscal year, for each of our seven properties.

	Base Management Fee(1)	Incentive Management Fee(2)
Courtyard Manhattan/Midtown East	5%	25%(3)
Torrance Marriott	3%	20%(4)
Salt Lake City Marriott Downtown	3%	Not more than 20%(5)
Marriott Griffin Gate Resort	3%	20%(6)
Bethesda Marriott Suites	3%	50%(7)
Courtyard Manhattan/Fifth Avenue	5%(8)	25%(9)
The Lodge at Sonoma, a Renaissance Resort & Spa	3%	20%(10)
Marriott Atlanta Alpharetta	3%	25%(12)
Frenchman's Reef & Morning Star Marriott Beach Resort	3%	25%(13)
Los Angeles Airport Marriott	3%	25%(14)
Renaissance Worthington	3%	25%(15)
Vail Marriott Mountain Resort & Spa	3%	20%(16)
SpringHill Suites Atlanta Buckhead	5%(11)	25%(17)
Oak Brook Hills Marriott Resort	3%	20% or 30%(18)
Orlando Airport Marriott	3%	20% or 25%(19)

(1)
As a percentage of gross revenues.

(2)
Based on a percentage of hotel operating profits above a negotiated return on our investment capital as more fully described in the following footnotes.

(3)
Calculated as a percentage of operating profits in excess of 10.75% of the sum of (i) $73.7 million and (ii) the amount of certain capital expenditures.

(4)
Calculated as a percentage of operating profits in excess of the sum of (i) $7.5 million and (ii) 10.75% of certain capital expenditures.

(5)
The incentive management fee is equal to the available cash flow for each fiscal year, subject to a cap of 20% of operating profit for such fiscal year. Commencing with the fiscal year 2002, the operating profit with respect to each fiscal year is reduced by an amount equal to 10.75% of all material capital expenditures funded by the TRS lessee; provided that the material capital expenditures are included in the calculation of the incentive management fee with respect to the fiscal year or fiscal years during which such expenditures occurred (on a pro rata basis).

(6)
Calculated as a percentage of operating profits in excess of the sum of (i) $5.5 million and (ii) 10.75% of certain capital expenditures.

(7)
Calculated as a percentage of operating profits in excess of the sum of (i) the payment of certain loan procurement costs, (ii) 10.75% of certain capital expenditures, (iii) an agreed-upon return on certain expenditures and (iv) the value of certain amounts paid into a reserve account established for the replacement, renewal and addition of certain hotel goods.

(8)
The base management fee will be equal to 5.5% of gross revenues for fiscal years 2010 through 2014 and 6% for fiscal year 2015 and thereafter until the expiration of the agreement. Also, beginning in 2007, the base management fee may increase to 5.5% at the beginning of the next fiscal year if operating profits equal or exceed $4.7 million, and beginning in 2011, the base management fee may increase to 6.0% at the beginning of the next fiscal year if operating profits equal or exceed $5.0 million.

(9)
Calculated as a percentage of operating profits in excess of 12% of the sum of (i) $38.8 million and (ii) the amount of certain capital expenditures, less 5% of the total real estate tax bill (for as long as the hotel is leased to a party other than the manager).

(10)
Calculated as a percentage of operating profits in excess of the sum of (i) $3.6 million and (ii) 10.75% of capital expenditures.

(11)
The base management fee will be equal to 6% of gross revenues for fiscal years 2008 through 2016 and 6.5% of gross revenues thereafter. In the event that the property's operating profit is below certain thresholds in 2007 and 2008, the base management fee may be reduced by up to $100,000 per year. In addition, in the event that the hotel's operating profit is above certain thresholds starting in 2008, the base management fee will be increased to 6.5% and if the hotel's operating profit is above an additional threshold starting in 2012, the base management fee will be increased to 7.0%

(12)
Calculated as a percentage of operating profits in excess of the sum of (i) $4,085,000 and (ii) 10.75% of certain capital expenditures.

(13)
Calculated as a percentage of operating profits in excess of the sum of (i) $8,403,813 and (ii) 10.75% of certain capital expenditures.

(14)
Calculated as a percentage of operating profits in excess of the sum of (i) $9,417,000 and (ii) 10.75% of certain capital expenditures.

(15)
Calculated as a percentage of operating profits in excess of the sum of (i) $7,616,698 and (ii) 10.75% of certain capital expenditures.

(16)
Calculated as a percentage of operating profits in excess of 11% of our invested capital. The incentive management fee rises to 25% if the hotel achieves operating profits in excess of 15% of our invested capital.

(17)
Calculated as a percentage of operating profits in excess of the sum of (i) $4,085,928 and (ii) 12% of certain capital expenditures and pre-conversion expenses.

(18)
Calculated as a percentage of operating profits in excess of the sum of (i) $8,094,750 and (ii) 10.75% of certain capital expenditures. The percentage of operating profits is 20% except from 2011 through 2025 when it is 30%.

(19)
Calculated as a percentage of operating profits in excess of 10.75% of our acquisition costs plus certain capital expenditures. We estimate that the threshold will be approximately $9 million. The percentage of operating profits is 20% except from 2011 through 2025 when it is 25%.

              The Company paid $8,107,902 and $260,724 of management fees during the year ended December 31, 2005 and the period from May 6, 2004 (Inception) to December 31, 2004. The management fees for the year ended December 31, 2005 consisted of $634,000 of incentive management fees and $7,473,902 of base management fees. All management fees earned during the period from May 6, 2004 (Inception) to December 31, 2004 related to base management fees.

Other Business Relationships with Marriott

              The Company is party to the following arrangements with Marriott:

  •
  The Company was party to a one-year lease agreement that terminated on August 31, 2005 for approximately 4,000 square feet of office space at Marriott's headquarters for the Company's corporate offices for approximately $190,000 per year. In addition, the Company reimbursed Marriott for approximately $45,000 of leasehold improvement costs for the leased space. The Company moved from Marriott's headquarters in September 2005.

  •
  The Company was party to a shared services agreement with Marriott that terminated on August 31, 2005. The shared services agreement provided the Company with access to certain information technology and telephone and Internet systems as long as the Company continues to lease its corporate offices from Marriott. The Company moved from Marriott's headquarters in September 2005. The cost of these services was approximately $73,000 and $249,000 for the period from May 6, 2004 to December 31, 2004 and the year ended December 31, 2005, respectively.

              As of December 31, 2005, the liabilities incurred by the hotel managers are comprised of liabilities incurred by the Company's hotel managers in conjunction with the operation of the hotels which are legal obligations of the Company. As of December 31, 2005, the due from managers is primarily comprised of hotel level accounts receivable, periodic hotel operating distributions due to owner and prepaid and other assets held by the hotel managers on the Company's behalf.

Franchise Agreement

              With respect to the Vail Marriott Mountain Resort & Spa, the Company's taxable REIT subsidiary lessee entered into a franchise agreement with Marriott International, Inc. which expires on December 17, 2021. The franchise agreement is generally non-terminable by us or by Marriott except upon an event of default or in the case of certain events of casualty or condemnation. In connection with the franchise agreement, the Company's taxable REIT subsidiary lessee pays Marriott a franchise fee equal to 6% of gross room sales and 3% of gross food and beverage sales. In addition, our TRS lessee pays Marriott an amount equal to 1% of gross room and 1% of gross room sales for use in chain-wide advertising, promotions and sales.

12.   Commitments and Contingencies

Litigation

              The Company is not involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Company.

Ground Leases

              Three of our hotels are subject to ground lease agreements that cover all of the land underlying the respective hotel:

  •
  The Bethesda Marriott Suites is subject to a ground lease that runs until 2087. There are no renewal options.

  •
  The Courtyard Manhattan/Fifth Avenue is subject to a ground lease that runs until 2085, inclusive of one 49-year renewal option.

  •
  The Salt Lake City Marriott Downtown is subject to two ground leases: one ground lease covers the land under the hotel and the other ground lease covers the portion of the hotel that extends into the Crossroads Plaza Mall. The term of the ground lease covering the land under the hotel runs through 2056, inclusive of our renewal options, and the term of the ground lease covering the extension runs through 2017, inclusive of the remaining ten-year renewal option.

              In addition, part of one of the parking garages adjacent to one of our hotels is subject to a ground lease agreement:

  •
  A portion of the parking garage relating to the Renaissance Worthington is subject to three ground leases that cover, contiguously with each other, approximately one-fourth of the land on which the parking garage is constructed. Each of the ground leases has a term that runs through July 2067, inclusive of the three 15- year renewal options contained in each ground lease.

              Finally, two of the golf courses adjacent to two of our hotels are subject to a ground lease agreement:

  •
  The golf course which is part of the Marriott Griffin Gate Resort is subject to a ground lease covering approximately 54 acres. The ground lease runs through 2033, inclusive of our renewal options. We have the right, beginning in 2013 and upon the expiration of any 5-year renewal term, to purchase the property covered by such ground lease for an amount ranging from $27,500 to $37,500 per acre, depended on which renewal term has expired. The ground lease also grants us the right to purchase the leased property upon a third party offer to purchase such property on the same terms and conditions as the third party offer. We are also the sub-sublessee under another minor ground lease of land adjacent to the golf course, with a term expiring in 2020.

  •
  The golf course which is part of the Oak Brook Hills Marriott Resort is subject to a ground lease covering approximately 110 acres. The ground lease runs through 2045 including renewal options.

              These ground leases generally require us to make rental payments (including a percentage of gross receipts as percentage rent with respect to the Courtyard Manhattan/Fifth Avenue ground lease) and payments for all, or in the case of the ground leases covering the Salt Lake City Marriott Downtown extension and a portion of the Marriott Griffin Gate Resort golf course, our tenant's share of, charges, costs, expenses, assessments and liabilities, including real property taxes and utilities. Furthermore, these ground leases generally require us to obtain and maintain insurance covering the subject property. We record ground rent payments on a straight-line basis as required by U.S. generally accepted accounting principles.

              Ground rent expense was $8,807,216 and $353,410 for the year ended December 31, 2005 and the period from May 6, 2004 to December 31, 2004, respectively. Cash paid for ground rent was $1,650,139 and $53,215 for the year ended December 31, 2005 the period from May 6, 2004 to December 31, 2004, respectively.

              Future minimum annual rental commitments under non-cancelable operating leases as of December 31, 2005 are as follows:

2006	$2,621,245
2007	2,519,087
2008	2,481,931
2009	2,240,393
2010	2,016,683
Thereafter	600,206,582

$612,085,921

13.   Fair Value of Financial Instruments

              The fair value of certain financial assets and liabilities and other financial instruments as of December 31, 2005 and 2004 are as follows:

	As of December 31, 2005		As of December 31, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgage debt	$416,394,735	$411,666,570	$177,827,573	$180,779,372
Interest rate cap agreements	16,070	16,070	59,944	59,944

              The fair value of all other financial assets and liabilities are equal to their carrying amount.

14.   Segment Information

              The Company considers each of our hotels to be an operating segment. However, we aggregate these operating segments into one reportable segment using the criteria established by SFAS 131, including the similarities of our product offering, types of customers and method of providing service.

              The following table sets forth revenues and investment in hotel assets represented by the following geographical areas as of December 31, 2005 and 2004 and for the year ended December 31, 2005 and the period from May 6, 2004 (Inception) to December 31, 2004.

	Revenues		Investment
	2005	2004	2005	2004
Los Angeles	$46,495,000	$—	$174,736,000	$—
New York	35,339,000	3,244,000	111,496,000	107,025,000
US Virgin Islands	19,708,000	—	72,711,000	—
Other	127,908,263	3,829,864	511,619,399	178,617,439

Total	$229,450,263	$7,073,864	$870,562,399	$285,642,439

15.   Quarterly Operating Results (Unaudited)

	2005 Quarter Ended
	March 25	June 17	September 9	December 31
Total revenue	$26,348,781	$33,515,716	$65,407,001	$104,178,765
Total operating expenses	28,952,944	35,514,860	61,392,831	96,460,385

Operating (loss) income	$(2,604,163)	$(1,999,144)	$4,014,170	$7,718,380

Net (loss) income	$(5,261,511)	$(5,824,555)	$2,196,468	$1,553,658

Earnings (loss) per share:
Basic	$(0.25)	$(0.20)	$0.04	$0.03

Diluted	$(0.25)	$(0.20)	$0.04	$0.03

	2004 Quarter Ended
	September 10	December 31
Total revenue	$—	$7,073,864
Total operating expenses	1,724,867	9,609,471

Operating loss	$(1,724,867)	$(2,535,607)

Net loss	$(720,273)	$(1,397,352)

Loss per share:
Basic	$(0.05)	$(0.07)

Diluted	$(0.05)	$(0.07)

DiamondRock Hospitality Company
Schedule III—Real Estate and Accumulated Depreciation
As of December 31, 2005

Description	Encumbrances	Land	Building and Improvements	Costs Capitalized Subsequent to Acquisition	Land	Gross Amounts at Year End of Building and Improvements	Total	Accumulated Depreciation	Net Book Value	Year of Acquisition	Depreciation Life
The Lodge at Sonoma, a Renaissance Resort and Spa	$—	$3,951,000	$22,720,642	$—	$3,951,000	$22,720,642	$26,671,642	$(953,266)	$25,718,376	2004	40 Years
Courtyard Manhattan Midtown East	(44,130,896)	16,500,000	54,812,037	—	16,500,000	54,812,037	71,312,037	(1,534,328)	69,777,709	2004	40 Years
Salt Lake City Marriott Downtown	(38,016,189)	—	45,815,577	—	—	45,815,577	45,815,577	(1,234,177)	44,581,400	2004	40 Years
Courtyard Manhattan / Fifth Avenue	(23,000,000)	—	34,574,838	110,076	—	34,684,914	34,684,914	(907,080)	33,777,834	2004	40 Years
Marriott Griffin Gate Resort	(30,442,250)	7,869,000	33,352,354	—	7,869,000	33,352,354	41,221,354	(862,020)	40,359,334	2004	40 Years
Marriott Bethesda Suites	(19,305,400)	—	45,655,515	—	—	45,655,515	45,655,515	(1,202,329)	44,453,186	2004	40 Years
Torrance Marriott	—	7,241,000	50,705,161	—	7,241,000	50,705,161	57,946,161	(1,270,004)	56,676,157	2005	40 Years
Marriott Atlanta Alpharetta	—	3,623,000	33,502,968	—	3,623,000	33,502,968	37,125,968	(438,841)	36,687,127	2005	40 Years
Frenchman's Reef & Morning Star Marriott Beach Resort	(62,500,000)	17,713,000	50,697,458	—	17,713,000	50,697,458	68,410,458	(735,697)	67,674,761	2005	40 Years
Los Angeles Airport Marriott	(82,600,000)	24,100,000	83,377,586	—	24,100,000	83,377,586	107,477,586	(1,077,758)	106,399,828	2005	40 Years
Renaissance Worthington	(57,400,000)	15,500,000	63,427,585	—	15,500,000	63,427,585	78,927,585	(802,511)	78,125,074	2005	40 Years
Vail Marriott Mountain Resort & Spa	—	5,800,000	52,577,755	—	5,800,000	52,577,755	58,377,755	(682,904)	57,694,851	2005	40 Years
SpringHill Suites Atlanta Buckhead	—	3,900,000	28,077,982	—	3,900,000	28,077,982	31,977,982	(312,923)	31,665,059	2005	40 Years
Oak Brook Hills Marriott Resort	—	9,500,000	38,147,712	—	9,500,000	38,147,712	47,647,712	(434,153)	47,213,559	2005	40 Years
Orlando Airport Marriott	(59,000,000)	9,769,000	57,827,703	—	9,769,000	57,827,703	67,596,703	(63,373)	67,533,330	2005	40 Years

Total	$(416,394,735)	$125,466,000	$695,272,873	$110,076	$125,466,000	$695,382,949	$820,848,949	$(12,511,364)	$808,337,585

DiamondRock Hospitality Company
Schedule III—Real Estate and Accumulated Depreciation
As of December 31, 2005

Notes:

  A)
  The change in total cost of properties for the fiscal year ended December 31, 2005 is as follows:

Balance at December 31, 2004	$265,214,912
Additions:
Acquisitions	555,071,001
Capital expenditures	110,076
Adjustments to purchase accounting	452,960
Deductions:
Dispositions and other	—

Balance at December 31, 2005	$820,848,949

  B)
  The change in accumulated depreciation of real estate assets for the fiscal year ended December 31, 2005 is as follows:

Balance at December 31, 2004	$467,577
Depreciation and amortization	12,043,787
Dispositions and other	—

Balance at December 31, 2005	$12,511,364

  C)
  The aggregate cost of properties for Federal income tax purposes is approximately $811,472,507 as of December 31, 2005.

Independent Auditors' Report

Marriott International, Inc.:

              We have audited the accompanying statements of assets and liabilities—accounts maintained by Marriott International, Inc. for the Courtyard by Marriott Midtown East (the Hotel) as of October 8, 2004 and January 2, 2004 and the related statements of operating revenues, direct costs and certain operating expenses—accounts maintained by Marriott International, Inc., net assets—accounts maintained by Marriott International, Inc., and cash flows—accounts maintained by Marriott International, Inc. for the Hotel for the period from January 3, 2004 to October 8, 2004 and for the years ended January 2, 2004 and January 3, 2003. These financial statements are the responsibility of Marriott International, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

              As described in note 2, the accompanying financial statements exclude certain assets, liabilities and expenses and therefore, are not a complete presentation of the Hotel's assets, liabilities and related revenues and expenses.

              In our opinion, the financial statements referred to above present fairly, in all material respects, the assets and liabilities of the Hotel maintained by Marriott International, Inc. (described in note 2) as of October 8, 2004 and January 2, 2004 and the related operating revenues, direct costs and certain operating expenses and cash flows of the Hotel maintained by Marriott International, Inc. in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

McLean, Virginia
November 19, 2004

COURTYARD BY MARRIOTT MIDTOWN EAST

STATEMENTS OF ASSETS AND LIABILITIES—ACCOUNTS MAINTAINED BY
MARRIOTT INTERNATIONAL, INC.
October 8, 2004 and January 2, 2004

	October 8, 2004	January 2, 2004
ASSETS
Cash and cash equivalents	$93,347	$35,798
Accounts receivable	730,720	353,078
Due from Marriott International, Inc.	780,238	833,981
Other assets	50,981	85,010

Total assets	$1,655,286	$1,307,867

LIABILITIES AND NET ASSETS
Liabilities:
Accounts payable and accrued expenses	$245,568	$233,724
Sales and use tax payable	256,069	209,641
Due to fund for replacement of and additions to furnishings and equipment	129,157	113,368
Advance deposits	30,665	46,959

Total liabilities	661,459	603,692
Net assets	993,827	704,175

Total liabilities and net assets	$1,655,286	$1,307,867

See accompanying notes to financial statements.

COURTYARD BY MARRIOTT MIDTOWN EAST

STATEMENTS OF OPERATING REVENUES, DIRECT COSTS AND CERTAIN OPERATING
EXPENSES—ACCOUNTS MAINTAINED BY MARRIOTT INTERNATIONAL, INC.
Period from January 3, 2004 to October 8, 2004 and Years Ended
January 2, 2004 and January 3, 2003

	January 3, 2004 to October 8, 2004	Year ended January 2, 2004	Year ended January 3, 2003
Operating Revenues:
Rooms	$14,222,711	$14,898,355	$16,098,776
Food and beverage	566,422	711,239	782,513
Telephone and other	214,987	351,238	406,927

Total operating revenues	15,004,120	15,960,832	17,288,216

Direct Costs:
Rooms	3,795,646	3,690,098	3,818,414
Food and beverage	547,601	695,381	847,560
Telephone and Other	281,271	341,057	404,074

Total direct costs	4,624,518	4,726,536	5,070,048

Total operating revenues less direct costs	10,379,602	11,234,296	12,218,168

Certain Operating Expenses:
General and administrative	1,593,420	1,977,756	2,600,900
Utilities	503,593	660,493	545,270
Real estate taxes and other taxes	790,593	1,063,074	860,999
Repairs and maintenance	660,189	826,627	366,573
Management fees	750,206	798,042	864,411
Marketing	596,844	646,159	746,744
Insurance	157,359	252,348	340,340
Leases	31,884	58,329	67,830
Other expenses	417,670	472,336	27,799

Total operating expenses	5,501,758	6,755,164	6,420,866

Excess of operating revenues over direct costs and certain operating expenses	$4,877,844	$4,479,132	$5,797,302

See accompanying notes to financial statements.

COURTYARD BY MARRIOTT MIDTOWN EAST

STATEMENTS OF CASH FLOWS—ACCOUNTS MAINTAINED BY
MARRIOTT INTERNATIONAL, INC.
Period from January 3, 2004 to October 8, 2004 and
Years Ended January 2, 2004 and January 3, 2003

	January 3, 2004 to October 8, 2004	Year ended January 2, 2004	Year ended January 3, 2003
Cash flows from operating activities:
Excess of operating revenues over direct costs and certain operating expenses	$4,877,844	$4,479,132	$5,797,302
Adjustments to reconcile net loss to net cash provided by operating activities:
Changes in operating accounts:
Accounts receivable, net	(377,642)	(104,748)	(33,206)
Due from Marriott International, Inc.	53,743	(355,488)	(335,074)
Other assets	34,029	386,936	81,805
Accounts payable and accrued expenses	58,272	23,754	125,096
Due to fund for replacement of and additions to furnishings and equipment	15,789	78,648	(13,699)
Advance deposits	(16,294)	13,876	10,202

Net cash provided by operating activities	4,645,741	4,522,110	5,632,426

Net cash used in financing activities—cash distributions to owner	(4,588,192)	(4,529,826)	(5,623,366)

Net increase (decrease) in cash and cash equivalents	57,549	(7,716)	9,060
Cash and cash equivalents at beginning of period	35,798	43,514	34,454

Cash and cash equivalents at end of period	$93,347	$35,798	$43,514

See accompanying notes to financial statements.

COURTYARD BY MARRIOTT MIDTOWN EAST

STATEMENTS OF NET ASSETS—ACCOUNTS MAINTAINED BY
MARRIOTT INTERNATIONAL, INC.
Period from January 3, 2004 to October 8, 2004 and
Years Ended January 2, 2004 and January 3, 2003

Balance at December 28, 2001	$580,933
Distributions to owner	(5,623,366)
Excess of operating revenues over direct costs and certain operating expenses	5,797,302

Balance at January 3, 2003	754,869
Distributions to owner	(4,529,826)
Excess of operating revenues over direct costs and certain operating expenses	4,479,132

Balance at January 2, 2004	704,175
Distributions to owner	(4,588,192)
Excess of operating revenues over direct costs and certain operating expenses	4,877,844

Balance at October 8, 2004	$993,827

See accompanying notes to financial statements.

COURTYARD BY MARRIOTT MIDTOWN EAST

NOTES TO FINANCIAL STATEMENTS—ACCOUNTS MAINTAINED BY
MARRIOTT INTERNATIONAL, INC.
October 8, 2004 and January 2, 2004

1.     Organization

              866 3rd Generation Hotel L.L.C. (the "866 3rd") owns the 307 room Courtyard by Marriott Midtown East Hotel (the "Hotel") located at 866 Third Avenue, New York, New York. The Hotel is operated under a long-term management agreement with Courtyard Management Corporation (the "Manager"), a wholly owned subsidiary of Marriott International, Inc ("MII"). The Manager has managed the Hotel since its original conversion to a hotel in 1998. 866 3rd is currently a debtor in possession pursuant to a filing under Chapter 11 of the Federal bankruptcy code. MII entered into a Purchase and Sale Agreement with 866 3rd in October 2004 to acquire the Hotel. MII has assigned their right, title and interest under the Purchase and Sale Agreement to an affiliate of DiamondRock Hospitality Company ("DiamondRock") (see Note 6).

              There are 53 weeks included in the period ended January 2, 2003 and there are 52 weeks included in the period ended January 3, 2004. October 8, 2004 is the end of the Manager's tenth accounting period in 2004. The Manager's accounting periods are four weeks in duration and there are 13 periods in a year.

2.     Summary of Significant Accounting Policies

Basis of Presentation

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual results could differ from those estimates.

              The accompanying statements of assets and liabilities include only the accounts maintained by the Manager and, accordingly, do not include buildings, furniture and equipment, mortgage payable and the fund for replacement of additions to furnishings and equipment. In addition, the statements of operating revenues, direct costs and certain operating expenses include only the accounts maintained by the Manager and, accordingly, do not include charges for depreciation and amortization and interest expense, any expenses paid directly by 866 3rd or any income tax accounts, which are the liabilities of the members of 866 3rd. As a result, the accompanying financial statements are not intended to be a complete presentation of the Hotel's assets and liabilities and the related revenue and expenses, cash flows and net assets. Accordingly, the assets, liabilities and expenses may not be comparable to the assets, liabilities and expenses expected to be recorded by DiamondRock in the future.

Basis of Accounting

              The accompanying statements are prepared using the accrual basis of accounting.

Cash and Cash Equivalents

              All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

              Room revenue is recognized on a day-to-day basis when the services have been rendered. Food and beverage and all other revenue are recognized when the services have been rendered.

3.     Management Agreement

              The Hotel is operated under a long-term management agreement, which expires in November 2023, before considering any renewal periods, as defined. Pursuant to the terms of the management agreement, the Manager earns a base management fee, which is calculated as 5% of Hotel sales. In addition, the Manager earns an incentive management fee, which is calculated as 20% of available cash flow, as defined, in excess of an owner's priority, as defined. No incentive fees were earned in any of the periods presented.

              The management agreement provides for the establishment of a fund for replacement of and additions to furnishings and equipment (the Fund) to cover the cost of replacements and renewals of furniture and fixtures at the Hotel. Contributions to the Fund are restricted and are calculated as 4% of Hotel sales. Contributions to the Fund, for the period from January 3, 2004 to October 8, 2004 and each of the fiscal years ended January 2, 2004 and January 3, 2003 were $600,165, $638,433 and $691,529, respectively. The Fund is held and owned by 866 3rd. The balance held by 866 3rd at October 8, 2004 was $2,971,026.

              Pursuant to the terms of the management agreement, 866 3rd is required to provide the Manager with working capital and supplies to meet the operating needs of the Hotel. 866 3rd contributed $154,000 to the Manager to meet operating needs when the hotel opened in November 1998.

4.     Commitments and Contingencies

              The Hotel is involved from time to time in litigation arising in the normal course of business, none of which is expected to have a material adverse effect on the Hotel's financial statements.

5.     Leases

              The Manager is currently obligated under several non-cancelable operating lease agreements for computers and office equipment that expire between 2004 and 2007. Future minimum lease payments required under these non-cancelable operating leases as of October 8, 2004 are as follows:

October 8, 2004 to December 31, 2004	$4,925
2005	29,552
2006	3,955
2007	1,970

$40,402

6.     Subsequent Events

              In November 2004, MII entered into an Assignment and Assumption of Purchase and Sale Agreement with DiamondRock whereby DiamondRock assumed MII's rights, title and interest in MII's Purchase and Sale Agreement with 866 3rd for the acquisition of the Hotel for cash consideration of approximately $75,000,000. DiamondRock is 14.3% owned by MII. The Hotel will continue to be managed by a subsidiary of MII under a new management agreement. The significant terms of the new management agreement are as follows:

Description	Term
Term	30 years with two 10-year extensions at Manager option
Base Management Fee	5% of gross revenues
Incentive Management Fee	25% above owner priority of 10.75% of total investment
FF&E Escrow Contribution Percentage	5%

Independent Auditors' Report

The Partners
Host Marriott, L.P.:

              We have audited the accompanying balance sheets of the Torrance Marriott (the Hotel), as of October 8, 2004 and January 2, 2004 and the related statements of operations, net assets and cash flows for the period from January 3, 2004 to October 8, 2004 and the fiscal years ended January 2, 2004 and January 3, 2003. These financial statements are the responsibility of the management of Host Marriott, L.P. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Hotel's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Hotel as of October 8, 2004 and January 2, 2004, and the results of its operations and its cash flows for the period from January 3, 2004 to October 8, 2004 and the fiscal years ended January 2, 2004 and January 3, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

McLean, Virginia
January 5, 2005

TORRANCE MARRIOTT

BALANCE SHEETS
(in thousands)

	October 8, 2004	January 2, 2004
ASSETS
Property and equipment, net	$46,957	$48,214
Accounts receivable	921	1,015
Inventory	58	67
Prepaid expenses and other assets	19	15
Property improvement fund	2,863	2,161
Cash and cash equivalents	321	405

Total assets	$51,139	$51,877

LIABILITIES AND NET ASSETS
Liabilities:
Accounts payable	$474	$730
Deferred incentive management fees	5,706	5,164
Due to Marriott International, Inc.	97	226
Accrued expenses and other liabilities	480	459

Total liabilities	6,757	6,579
Net assets	44,382	45,298

Total liabilities and net assets	$51,139	$51,877

See accompanying notes to financial statements.

TORRANCE MARRIOTT

STATEMENTS OF OPERATIONS
(in thousands)

		Fiscal years ended
	Period from January 3, 2004 to October 8, 2004
		January 2, 2004	January 3, 2003
Revenues:
Rooms	$10,609	$13,171	$13,580
Food and beverage	4,510	5,217	5,031
Other	633	806	1,029

Total revenues	15,752	19,194	19,640

Operating costs and expenses:
Rooms	2,615	3,264	3,277
Food and beverage	3,459	4,202	4,362
Hotel departmental expenses	4,701	5,468	5,210
Real estate taxes and other taxes	536	688	640
Other expenses	301	614	198
Management fees	1,010	1,199	1,415
Depreciation and amortization	1,721	2,267	2,186

Total operating costs and expenses	14,343	17,702	17,288

Operating profit	1,409	1,492	2,352
Income tax benefit	117	7	60

Net income	$1,526	$1,499	$2,412

See accompanying notes to financial statements.

TORRANCE MARRIOTT

STATEMENTS OF NET ASSETS
(in thousands)

Balance at December 28, 2001	$49,796
Net income	2,412
Capital distributions, net	(4,851)

Balance at January 3, 2003	47,357
Net income	1,499
Capital distributions, net	(3,558)

Balance at January 2, 2004	45,298
Net income	1,526
Capital distributions, net	(2,442)

Balance at October 8, 2004	$44,382

See accompanying notes to financial statements.

TORRANCE MARRIOTT

STATEMENTS OF CASH FLOWS
(in thousands)

		Fiscal years ended
	Period from January 3, 2004 to October 8, 2004
		January 2, 2004	January 3, 2003
Operating Activities:
Net income	$1,526	$1,499	$2,412
Depreciation and amortization	1,721	2,267	2,186
Changes in operating accounts:
Accounts receivable	94	650	159
Deferred incentive management fees	542	623	823
Inventory, Prepaid expenses and other assets	5	1	(12)
Due to Marriott International, Inc.	(129)	(359)	(1,003)
Accounts Payable, Advanced Deposits, Accrued expenses and other liabilities	(235)	(375)	(502)

Cash provided by operating activities	3,524	4,306	4,063

Investing Activities:
Additions to property and equipment, net	(464)	(480)	(628)
Change in property improvement fund	(702)	(562)	(355)

Cash used in investing activities	(1,166)	(1,042)	(983)

Financing Activities:
Capital distributions to owners, net	(2,442)	(3,558)	(4,851)

Decrease in cash and cash equivalents	(84)	(294)	(1,771)
Cash and cash equivalents at:
Beginning of period	405	699	2,470

End of period	$321	$405	$699

See accompanying notes to financial statements.

TORRANCE MARRIOTT

NOTES TO FINANCIAL STATEMENTS
October 8, 2004 and January 2, 2004

1.     Business and Basis of Presentation

              The balance sheet and operating accounts of the Torrance Marriott (the Hotel, as defined below), have been prepared pursuant to the requirements of a purchase and sale agreement between the owner, Host Marriott, L.P. (Host LP) and DiamondRock Hospitality Company (DiamondRock). All of the interests in the Hotel are either directly or indirectly owned by Host LP.

              These financial statements present the financial position, results of operations, and the cash flows of the hotel by combining the accounts of Host LP, pertaining to the Hotel, the accounts of the taxable Real Estate Investment Trust subsidiary (TRS) of Host LP, which leases the Hotel and the working capital and operating accounts of the Hotel as of October 8, 2004 and January 2, 2004 and for the period from January 3, 2004 to October 8, 2004 and the fiscal years ended January 2, 2004 and January 3, 2003 and, the rental income received by the owner is eliminated against the lease expense of the TRS as well as other inter-entity transactions and balances. Accordingly, these financial statements reflect the financial position, results of operations and cash flows for the Hotel. October 8, 2004 is the end of the tenth accounting period in 2004. The accounting periods are four weeks in duration, and there are 13 periods in a year. All excess cash generated by the Hotel is distributed to the owner of the Hotel.

              The Torrance Marriott (the Hotel), has 487 rooms and is operated under long-term management agreement with Marriott International, Inc. (MII).

2.     Summary of Significant Accounting Policies

Basis of Accounting

              The assets and liabilities in these financial statements are recorded at their historical costs.

Use of Estimates in the Preparation of Financial Statements

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues

              Revenues from operations of the hotel are recognized when the services are provided. Revenues consist of room sales, food and beverage sales, and other department revenues such as telephone and gift shop.

Property and Equipment

              Property and equipment is recorded at cost. Replacements and improvements are capitalized, while repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 40 years for building and improvements and three to ten years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the assets.

              Host LP assesses impairment of real estate properties based on whether it is probable that estimated undiscounted future cash flows from the Hotel property are less than its net book value. If the Hotel property is impaired, a loss is recorded for the difference between the fair value and net book value of the property.

Income Taxes

              Provisions for Federal and state income taxes in the accompanying financial statements are based on the pre-tax loss of the TRS. The effective tax rate applied to the pre-tax loss of the taxable REIT subsidiary was 38.5% for the period from January 3, 2004 to October 8, 2004 and the fiscal years ended January 2, 2004 and January 3, 2003. The deferred tax asset related to the pre-tax loss is transferred to Host LP and treated as an adjustment to capital distributions in the accompanying financial statements.

Cash and Cash Equivalents

              All highly liquid investments with a maturity of three months or less at date of purchase are considered cash equivalents.

Property Improvement Fund

              The property improvement fund was established pursuant to the management agreement with MII to fund capital expenditures at the Hotel (see note 4).

3.     Property and Equipment

              Property and equipment consists of the following (in thousands):

	October 8,	January 2,
Land	$9,215	$9,215
Building and improvements	43,538	43,222
Furniture and equipment	6,733	6,585

	59,486	59,022
Less accumulated depreciation	(12,529)	(10,808)

	$46,957	$48,214

4.     Management Agreement

              The Hotel is managed by MII pursuant to a long-term management agreement, which expires on December 31, 2060, including all renewal periods. Pursuant to the terms of the management agreement, the manager earns a base management fee of 3% of hotel sales and an incentive management fee, which is 20% of Gross Operating Profit (as defined in the management agreement).

              Incentive management fees for the Hotel for the period from January 3, 2004 to October 8, 2004 and the fiscal years ended January 2, 2004 and January 3, 2003 were approximately $.5 million, $.6 million and $.8 million, respectively. Incentive management fees must be deferred if the owner's distribution is less than 70% of Gross Operating Profit. To date, all incentive management fees have been deferred.

              The management agreement provides for the establishment of a property improvement fund to cover the cost of replacements and renewals of furniture and fixtures at the Hotel. Contributions to the property improvement fund are based on 5% of Hotel sales. Contributions to the property improvement fund for the period from January 3, 2004 to October 8, 2004 and the fiscal years ended

January 2, 2004 and January 3, 2003 were approximately $.8 million, $1.0 million and $1.0 million, respectively.

5.     TRS Lease

              The TRS, as the lessee of the Hotel (Lessee), is responsible for paying all of the expenses of operating the Hotel, including all personnel costs, utility costs and general repair and maintenance of the Hotel. The Lessee is also responsible for all fees payable to MII, including base and incentive management fees and chain service payments, with respect to periods covered by the term of the lease. The Lessee is not obligated to bear the cost of any capital improvements or capital repairs to the Hotel or the other expenses borne by Host LP such as real estate taxes, personal property taxes, casualty insurance on the Hotel, required expenditures for replacement of furniture and fixtures (including maintaining the property improvement fund) and capital expenditures.

6.     Subsequent Events

              On January 5, 2005, DiamondRock acquired Host LP's rights, title and interest in the Hotel for total consideration of approximately $65 million (including working capital). The Hotel will continue to be managed by a subsidiary of MII under a new management agreement. The significant terms of the new management agreement are as follows:

Term	40 years
Base Management Fee	3% of gross revenues
Incentive Management Fee	20% above owner priority calculated at 10.75% of total investment
FF&E Escrow Contribution Percentage	5% of gross revenues

Independent Auditors' Report

The Partners
Host Marriott, L.P.:

              We have audited the accompanying balance sheets of the Salt Lake City Marriott Downtown (the Hotel), as of October 8, 2004 and January 2, 2004, and the related statements of operations, net assets and cash flows for the period from January 3, 2004 to October 8, 2004 and the fiscal years ended January 2, 2004 and January 3, 2003. These financial statements are the responsibility of the management of Host Marriott, L.P. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Hotel's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Hotel as of October 8, 2004 and January 2, 2004, and the results of its operations and its cash flows for the period from January 3, 2004 to October 8, 2004 and the fiscal years ended January 2, 2004 and January 3, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

McLean, Virginia
January 5, 2005

SALT LAKE CITY MARRIOTT DOWNTOWN

BALANCE SHEETS
(in thousands)

	October 8, 2004	January 2, 2004
ASSETS
Property and equipment, net	$47,863	$49,439
Accounts receivable	1,252	735
Inventory	128	125
Prepaid expenses and other assets	7	20
Property improvement fund	3,562	2,898
Cash and cash equivalents	642	156

Total assets	$53,454	$53,373

LIABILITIES AND NET ASSETS
Liabilities:
Accounts payable	$804	$521
Due to Marriott International, Inc.	177	97
Accrued expenses and other liabilities	184	233

Total liabilities	1,165	851
Net assets	52,289	52,522

Total liabilities and net assets	$53,454	$53,373

See accompanying notes to financial statements.

SALT LAKE CITY MARRIOTT DOWNTOWN

STATEMENTS OF OPERATIONS
(in thousands)

		Fiscal years ended
	Period from January 3, 2004 to October 8, 2004
		January 2, 2004	January 3, 2003
Revenues:
Rooms	$11,656	$14,504	$18,019
Food and beverage	4,618	5,761	7,384
Other	1,286	1,337	1,805

Total revenues	17,560	21,602	27,208

Operating costs and expenses:
Rooms	2,850	3,479	4,138
Food and beverage	3,283	4,356	5,131
Hotel departmental expenses	5,310	6,427	7,473
Real estate taxes and other taxes	481	614	589
Ground rent	356	408	445
Other expenses	70	113	88
Management fees	527	628	2,092
Depreciation and amortization	1,826	3,222	3,295

Total operating costs and expenses	14,703	19,247	23,251

Operating profit	2,857	2,355	3,957
Income taxes	(325)	(239)	(55)

Net income	$2,532	$2,116	$3,902

See accompanying notes to financial statements.

SALT LAKE CITY MARRIOTT DOWNTOWN

STATEMENTS OF NET ASSETS
(in thousands)

Balance at December 28, 2001	$56,894
Net income	3,902
Capital distributions, net	(6,052)

Balance at January 3, 2003	54,744
Net income	2,116
Capital distributions, net	(4,338)

Balance at January 2, 2004	52,522
Net income	2,532
Capital distributions, net	(2,765)

Balance at October 8, 2004	$52,289

See accompanying notes to financial statements.

SALT LAKE CITY MARRIOTT DOWNTOWN

STATEMENTS OF CASH FLOWS
(in thousands)

		Fiscal years ended
	Period from January 3, 2004 to October 8, 2004
		January 2, 2004	January 3, 2003
Operating Activities:
Net income	$2,532	$2,116	$3,902
Depreciation and amortization	1,826	3,222	3,295
Changes in operating accounts:
Accounts receivable	(517)	255	(103)
Due to/from Marriott International, Inc.	80	165	613
Inventory and prepaid expenses	10	53	319
Accounts payable, advanced deposits, accrued expenses and other liabilities	234	(386)	(2,576)

Cash provided by operating activities	4,165	5,425	5,450

Investing Activities:
Additions to property and equipment, net	(250)	(289)	(384)
Change in property improvement fund	(664)	(937)	(1,015)

Cash used in investing activities	(914)	(1,226)	(1,399)

Financing Activities:
Capital distributions to owners, net	(2,765)	(4,338)	(6,052)

Increase (decrease) in cash and cash equivalents	486	(139)	(2,001)
Cash and cash equivalents at:
Beginning of period	156	295	2,296

End of period	$642	$156	$295

See accompanying notes to financial statements.

SALT LAKE CITY MARRIOTT DOWNTOWN

NOTES TO FINANCIAL STATEMENTS
October 8, 2004 and January 2, 2004

1.     Business and Basis of Presentation

              The balance sheet and operating accounts of the Salt Lake City Marriott Downtown (the Hotel, as defined below), have been prepared pursuant to the requirements of a purchase and sale agreement between the owner, Host Marriott, L.P. (Host LP) and DiamondRock Hospitality Company (DiamondRock). All of the interests in the Hotel are either directly or indirectly owned by Host LP.

              These financial statements present the financial position, results of operations, and the cash flows of the hotel by combining the accounts of Host LP, pertaining to the Hotel, the accounts of the taxable Real Estate Investment Trust subsidiary (TRS) of Host LP, which leases the Hotel and the working capital and operating accounts of the Hotel as of October 8, 2004 and January 2, 2004 and for the period from January 3, 2004 to October 8, 2004 and the fiscal years ended January 2, 2004 and January 3, 2003 and, the rental income received by the owner is eliminated against the lease expense of the TRS as well as other inter-entity transactions and balances. Accordingly, these financial statements reflect the financial position, results of operations and cash flows for the Hotel. October 8, 2004 is the end of the tenth accounting period in 2004. The accounting periods are four weeks in duration, and there are 13 periods in a year. All excess cash generated by the Hotel is distributed to the owner of the Hotel.

              The Salt Lake City Marriott Downtown (the Hotel), has 510 rooms and is operated under long-term management agreements with Marriott International, Inc. (MII).

2.     Summary of Significant Accounting Policies

Basis of Accounting

              The assets and liabilities in these financial statements are recorded at their historical costs.

Use of Estimates in the Preparation of Financial Statements

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues

              Revenues from operations of the hotel are recognized when the services are provided. Revenues consist of room sales, food and beverage sales, and other department revenues such as telephone and gift shop.

Property and Equipment

              Property and equipment is recorded at cost. Replacements and improvements are capitalized, while repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 40 years for building and improvements and three to ten years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the assets.

              Host LP assesses impairment of real estate properties based on whether it is probable that estimated undiscounted future cash flows from the Hotel property are less than its net book value. If the Hotel property is impaired, a loss is recorded for the difference between the fair value and net book value of the property.

Income Taxes

              Provisions for Federal and state income taxes in the accompanying financial statements are based on the pre-tax income of the TRS. The effective tax rate applied to the pre-tax income of the taxable REIT subsidiaries was 38.5% for the period from January 3, 2004 to October 8, 2004 and the fiscal years ended January 2, 2004 and January 3, 2003. The full liability related to the pre-tax income is transferred to Host LP and treated as an adjustment to capital distributions in the accompanying financial statements.

Cash and Cash Equivalents

              All highly liquid investments with a maturity of three months or less at date of purchase are considered cash equivalents.

Property Improvement Fund

              The property improvement fund was established pursuant to the management agreement with MII to fund capital expenditures at the Hotel (see note 4).

3.     Property and Equipment

              Property and equipment consists of the following (in thousands):

	October 8, 2004	January 2, 2004
Building and leasehold improvements	$56,880	$56,725
Furniture and equipment	13,811	13,725

	70,691	70,450
Less accumulated depreciation	(22,828)	(21,011)

	$47,863	$49,439

4.     Management Agreement

              The Hotel is managed by MII pursuant to a long-term management agreement, which expires August 2057, including all renewal periods. Pursuant to the terms of the management agreement, the manager earns a base management fee of 3% of hotel sales and an incentive management fee, which is calculated as available cash flow up to 20% of net house profit, as defined in the management agreement. No incentive management fees were earned in 2003 or 2004. In 2002, the Hotel paid approximately $1.3 million of incentive management fees.

              The management agreement provides for the establishment of a property improvement fund to cover the cost of replacements and renewals of furniture and fixtures at the Hotel. Contributions to the property improvement fund are based on 5% of Hotel sales. Contributions to the property improvement fund for the period from January 3, 2004 to October 8, 2004, and the two years ended January 2, 2004 and January 3, 2003 were $.9 million, $1.1 million and $1.4 million, respectively.

5.     TRS Lease

              The TRS, as the lessee of the Hotel (Lessee), is responsible for paying all of the expenses of operating the Hotel, including all personnel costs, utility costs and general repair and maintenance of the Hotel. The Lessee is also responsible for all fees payable to MII, including base and incentive management fees and chain service payments, with respect to periods covered by the term of the lease. The Lessee is not obligated to bear the cost of any capital improvements or capital repairs to the Hotel or the other expenses borne by Host LP such as real estate taxes, personal property taxes, casualty insurance on the Hotel, required expenditures for replacement of furniture and fixtures (including maintaining the property improvement fund) and capital expenditures.

6.     Lease Obligations

              The Salt Lake City Marriott is located on a site that is leased from a third party for an initial term that expired on January 30, 2004, and was extended through January 30, 2014. The Hotel currently has options to extend the term for up to four successive terms for ten years each. The lease requires minimum annual rent payments of the greater of $132,000 or percentage rent based on 2.6% of room revenues.

              Additionally, the hotel leases a common space which includes an entrance to an adjoining mall. The total minimum rents to be paid from the hotel under a noncancelable operating lease in effect at October 8, 2004, are as follows:

Period from October 9, 2004 to December 31, 2004	$2,336
2005	9,343
2006	9,343
2007	9,343
2008	10,277
2009	10,277
Thereafter	87,356

Total	$138,275

7.     Subsequent Event

              On December 15, 2004, DiamondRock acquired Host LP's rights, title and interest in the Hotel for total consideration of approximately $53.7 million (including working capital). The Hotel will continue to be managed by a subsidiary of MII under the existing management agreement. The significant terms of the management agreement are as follows:

Term	30 years with three 15-year extensions
Base Management Fee	3% of gross revenues
Incentive Management Fee	100% above owner priority (sum of ground lease rent, annual debt service and 10% of original owner investment) and is capped at 20% of operating profit.
FF&E Escrow Contribution Percentage	5% of gross revenues

Independent Auditors' Report

The Member
MI Griffin Gate Hotel, LLC:

              We have audited the accompanying statements of operations and cash flows of MI Griffin Gate Hotel, LLC (the Company) for the periods from January 3, 2004 to October 8, 2004 and June 26, 2003 (acquisition date) to January 2, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of MI Griffin Gate Hotel, LLC for the periods from January 3, 2004 to October 8, 2004 and June 26, 2003 to January 2, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

McLean, Virginia
January 31, 2005

MI GRIFFIN GATE HOTEL, LLC

STATEMENTS OF OPERATIONS
Periods from January 3, 2004 to October 8, 2004 and June 26, 2003 to January 2, 2004

	January 3, 2004 to October 8, 2004	June 26, 2003 to January 2, 2004
Operating Revenues:
Rooms	$8,850,488	$5,508,396
Food and beverage	6,889,089	4,947,385
Telephone and other	2,011,926	1,134,812

Total operating revenues	17,751,503	11,590,593

Direct Costs and Expenses:
Rooms	2,000,491	1,308,113
Food and beverage	4,820,696	3,480,875
Telephone and Other	1,497,833	993,433

Total direct costs and expenses	8,319,020	5,782,421

Total operating revenues less direct costs and expenses	9,432,483	5,808,172

Operating Expenses:
Depreciation and amortization	1,814,960	854,901
General and administrative	1,400,911	885,945
Utilities	420,566	269,148
Real estate taxes and other taxes	234,612	179,356
Repairs and maintenance	821,074	595,165
Management fees	532,545	347,718
Marketing	1,177,021	746,794
Other expenses	430,876	256,498

Total operating expenses	6,832,565	4,135,525

Operating income	2,599,918	1,672,647
Interest expense	(2,953,189)	(2,161,799)

Net loss	$(353,271)	$(489,152)

See accompanying notes to financial statements.

MI GRIFFIN GATE HOTEL LLC

STATEMENTS OF CASH FLOWS
Periods from January 3, 2004 to October 8, 2004 and June 26, 2003 to January 2, 2004

	January 3, 2004 to October 8, 2004	June 26, 2003 to January 2, 2004
Cash flows from operating activities:
Net loss	$(353,271)	$(489,152)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,814,960	854,901
Changes in operating accounts:
Accounts receivable, net	(258,094)	201,191
Inventories	(39,020)	(16,303)
Prepaid expenses and other assets	13,238	2,475
Due to/from Marriott International, Inc.	—	(377,411)
Accrued interest	75,207	(572,544)
Accounts payable and accrued expenses	(656,996)	558,382

Net cash provided by operating activities	596,024	161,539

Cash flows from investing activities:
Additions to property, plant and equipment	(4,942,719)	(1,974,510)
Change in restricted cash	—	118,222

Net cash used in investing activities	(4,942,719)	(1,856,288)

Cash flows from financing activities:
Member contributions	4,519,546	1,432,649
Principal payments to related party	(332,949)	(44,951)
Advances from related party	68,062	44,000

Net cash provided by financing activities	4,254,659	1,431,698

Net increase decrease in cash and cash equivalents	(92,036)	(263,051)
Cash and cash equivalents at beginning of period	153,136	416,187

Cash and cash equivalents at end of period	$61,100	$153,136

Supplemental disclosure of cash flow information:
Cash paid for interest	$2,877,982	$2,734,343

See accompanying notes to financial statements.

MI GRIFFIN GATE HOTEL, LLC

NOTES TO FINANCIAL STATEMENTS
Periods from January 3, 2004 to October 8, 2004 and June 26, 2003 to January 2, 2004

1.     Organization

              MI Griffin Gate Hotel, LLC (the Company) was formed on May 12, 2003, pursuant to a single member limited liability company agreement for the purpose of acquiring and owning the Griffin Gate Marriott Resort, a 408 room hotel located in Lexington, Kentucky (the Hotel) from Griffin Gate, LLC (GG). The sole member is Marriott Hotel Services, Inc., a wholly owned subsidiary of Marriott International, Inc. (MII). The Hotel commenced operations in 1981. The Hotel is operated under a long-term management agreement with its sole member, Marriott Hotel Services, Inc. (the Manager).

              Marriott International Capital Corporation (MICC), a wholly owned subsidiary of MII, was the sole holder of a mortgage loan on the Hotel, as a result of its purchase of the mortgage loan from a third party lender in August 2002. The mortgage loan had a carrying value of $44,714,887 at the date MICC purchased the loan. On June 26, 2003, a settlement agreement was entered into between MICC, the Company and GG and certain individual guarantors, whereby the Hotel was conveyed to the Company, subject to the outstanding debt, which included advances made by MICC (see note 3).

              The Manager's accounting periods are four weeks in duration and there are 13 four-week periods in a year. There are 10 four-week periods included in the period from January 3, 2004 to October 8, 2004. There are approximately seven four-week periods included in the period from June 26, 2003 to January 2, 2004.

              On December 22, 2004, the Company sold the Hotel to DiamondRock Hospitality Company (DiamondRock) for total consideration of approximately $49,800,000. DiamondRock is 14.3% owned by MII. The Hotel continues to be managed by the same company under a new management agreement (New Management Agreement). The significant terms of the New Management Agreement are as follows:

Description	Term
Term	20 years with one 10-year extension at Manager option
Base Management Fee	3% of gross revenues
Incentive Management Fee	20% above owner priority of the sum of $5.5 million and 10.75% of certain capital expenditures
FF&E Escrow Contribution Percentage	5%, commencing in 2006

2.     Summary of Significant Accounting Policies

Basis of Presentation

              The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Real Estate

              Property and equipment is recorded at the estimated fair value on the date conveyed to the Company and was allocated to land, buildings and improvements and furniture, fixtures and equipment in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. Property and equipment purchased after the hotel acquisition date is recorded at cost. Replacements and improvements since June 2003 are capitalized, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of an asset, the cost and related accumulated depreciation will be removed from the Company's accounts and any resulting gain or loss will be included in the statements of operations.

              Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 30 years for building and improvements and three to ten years for fixtures and equipment.

Impairment of Long-Lived Assets

              In the event that facts or changes in circumstances indicate that the carrying amount of the Hotel may be impaired, an evaluation of recoverability is prepared. In such an event, a comparison is made of the projected future operating cash flows of such Hotel on an undiscounted basis to the carrying amount of the Hotel. If such sum is less than the depreciated cost of the property, the Hotel is written down to its estimated fair market value.

Cash and Cash Equivalents

              The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

              Room revenue is recognized on a day-to-day basis when the services have been rendered. Food and beverage and all other revenue are recognized when the services have been rendered. A provision for possible bad debts is made when collection of receivables is considered doubtful.

Income Taxes

              Income taxes are recognized as if the Company were a separate taxable entity and pursuant to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

              Deferred income taxes represent the tax consequences on future years of differences between the tax and financial reporting bases of assets and liabilities. Deferred income taxes consist mainly of net operating loss carryforwards. Based on the continuing losses of the Company and projections of the future operations, there is substantial doubt about the ability of the Company to utilize the net operating loss carryforwards on a separate company basis. Accordingly, a valuation allowance has been recorded to reduce the carrying value of the deferred tax asset to zero at January 2, 2004 and October 8, 2004 and therefore, there is no net tax benefit recorded in the accompanying statements of operations in either period presented.

3.     Related Party Obligations

              On August 6, 1995, GG closed on a bond financing with a third party lender in the amount of $48,000,000, with a maturity in August 2005 and a fixed interest rate of 6.75%. The financing was backed by a letter of credit, draws on which were to be re-paid by GG and, if not, then paid by a third party lender and MICC on an equal basis with such payments (and certain other advances and payments) secured by a first mortgage lien on the Hotel. MICC purchased the mortgage loan from a third party lender in August 2002, at which time the amount secured by the mortgage equaled $44,714,887. Upon acquiring the Hotel on June 26, 2003, the Company assumed (i) the outstanding principal and interest obligation with a carrying amount of $43,889,981, which included $796,703 of accrued interest and (ii) the obligations to repay other advances that MICC had made to GG, which was $1,491,422, including accrued interest of $4,944, with such advances subject to interest rates ranging from 2.9% to 4.75%, all of which amounts had a maturity date in August 2005.

              Subsequent to August 2002, distributions of the Hotel's operating profits were applied against outstanding interest and principal pro rata between the mortgage loan and the other advances. Total interest expense incurred from January 3, 2004 to October 8, 2004, and from June 26, 2003 to January 2, 2004 was $2,953,189 and $2,161,799, respectively.

              In December 2004, upon the sale to DiamondRock, all related party obligations were repaid in full.

4.     Management Agreement

              The Hotel was formerly operated under a long-term management agreement (Prior Management Agreement). Pursuant to the terms of the Prior Management Agreement, the Manager earned a base management fee, which was calculated as 3% of Hotel sales. In addition, the Manager earned an incentive management fee, which was calculated as 20% of operating profit, but paid out of operating profit in excess of owner's priority, as defined in the Prior Management Agreement. There were no incentive fees paid in any of the periods presented.

              The Prior Management Agreement provided for the establishment of a property improvement fund to cover the cost of replacements and renewals of furniture and fixtures at the Hotel. Contributions to the property improvement fund were calculated as a percentage (5%) of Hotel sales.

              Pursuant to the terms of the Prior Management Agreement, the owner of the Hotel was required to provide the Manager with working capital and supplies to meet the operating needs of the Hotel. The Company assumed the working capital deficit of approximately $1,200,000 upon acquisition of the Hotel on June 25, 2003.

5.     Leases

              The Company is currently obligated under several non-cancelable operating lease agreements for computers and office equipment that expire between 2005 and 2008. Future minimum lease payments required under these non-cancelable operating leases as of October 8, 2004 are as follows:

October 9, 2004 through December 31, 2004	$38,595
2005	125,528
2006	59,714
2007	7,464
2008	7,464

$238,765

6.     Commitments and Contingencies

              The Company is involved from time to time in litigation arising in the normal course of business, none of which is expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

Independent Auditors' Report

Marriott International, Inc.:

              We have audited the accompanying statements of operating revenues, direct costs and certain operating expenses—accounts maintained by Marriott International, Inc. and cash flows—accounts maintained by Marriott International, Inc. for the Griffin Gate Marriott Resort (the Hotel) for the period from January 4, 2003 to June 25, 2003 and for the fiscal year ended January 3, 2003. These financial statements are the responsibility of Marriott International, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

              As described in note 2, the accompanying financial statements exclude certain expenses and cash flows and therefore, are not a complete presentation of the Hotel's expenses and cash flows.

              In our opinion, the financial statements referred to above present fairly, in all material respects, the operating revenues, direct costs and certain operating expenses and cash flows of the Hotel for accounts maintained by Marriott International, Inc. (described in note 2) for the period from January 4, 2003 to June 25, 2003 and for the fiscal year ended January 3, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

McLean, Virginia
January 31, 2005

GRIFFIN GATE MARRIOTT RESORT

STATEMENTS OF OPERATING REVENUES, DIRECT COSTS AND
CERTAIN OPERATING EXPENSES—ACCOUNTS MAINTAINED BY
MARRIOTT INTERNATIONAL, INC.
Period from January 4, 2003 to June 25, 2003 and Fiscal Year Ended January 3, 2003

	January 4, 2003 to June 25, 2003	Fiscal Year ended January 3, 2003
Operating Revenues:
Rooms	$5,158,786	$10,550,849
Food and beverage	4,110,098	9,082,224
Telephone and other	1,108,585	2,492,105

Total operating revenues	10,377,469	22,125,178

Direct Costs:
Rooms	1,215,778	2,542,726
Food and beverage	3,004,883	6,396,151
Telephone and Other	835,180	1,924,179

Total direct costs	5,055,841	10,863,056

Total operating revenues less direct costs	5,321,628	11,262,122

Certain Operating Expenses:
General and administrative	805,742	1,577,173
Utilities	259,741	500,679
Real estate taxes and other taxes	154,761	337,350
Repairs and maintenance	578,868	1,140,122
Management fees	311,324	663,756
Marketing	636,765	1,229,493
Lease expense	78,548	209,181
Other expenses	173,276	364,560

Total certain operating expenses	2,999,025	6,022,314

Excess of operating revenues over direct costs and certain operating expenses	$2,322,603	$5,239,808

See accompanying notes to financial statements.

GRIFFIN GATE MARRIOTT RESORT

STATEMENTS OF CASH FLOWS—ACCOUNTS MAINTAINED BY
MARRIOTT INTERNATIONAL, INC.
Period from January 4, 2003 to June 25, 2003 and Fiscal Year Ended January 3, 2003

	January 4, 2003 to June 25, 2003	Fiscal Year ended January 3, 2003
Cash flows from operating activities:
Excess of operating revenues over direct costs and certain operating expenses	$2,322,603	$5,239,808
Adjustments to reconcile the excess of operating revenues over direct costs and certain operating expenses to net cash provided by operating activities:
Changes in operating accounts:
Accounts receivable, net	(580,517)	(370,219)
Prepaid expenses and other assets	57,894	2,620
Accounts payable and accrued expenses	(33,267)	59,690
Due to Marriott International, Inc.	175,670	416,338
Due to fund for replacement of and additions to furnishings and equipment	(9,050)	161,811

Net cash provided by operating activities	1,933,333	5,510,048

Net cash used provided by (used in) investing activities—change in restricted cash	(25,510)	5,669

Net cash used in financing activities—cash distributions to owner	(1,802,889)	(5,312,689)

Net increase in cash and cash equivalents	104,934	203,028
Cash and cash equivalents at beginning of period	311,253	108,225

Cash and cash equivalents at end of period	$416,187	$311,253

See accompanying notes to financial statements.

GRIFFIN GATE MARRIOTT RESORT

NOTES TO FINANCIAL STATEMENTS
ACCOUNTS MAINTAINED BY MARRIOTT INTERNATIONAL, INC.
Period from January 4, 2003 to June 25, 2003 and Fiscal Year Ended January 3, 2003

1.     Organization

              Griffin Gate, LLC (GG) was formed pursuant to a limited liability company agreement for the purpose of acquiring and owning the Griffin Gate Marriott Resort, a 408 room hotel located in Lexington, Kentucky (the Hotel). MI Griffin Gate Hotel, LLC (the Company), whose sole member is Marriott Hotel Services, Inc., a wholly owned subsidiary of Marriott International, Inc. (MII) acquired the Hotel from GG on June 26, 2003. Prior to the acquisition by the Company, the Hotel was operated under a long-term management agreement with the Company's sole member, Marriott Hotel Services, Inc. (the Manager). On December 22 2004, MII sold the Hotel to DiamondRock Hospitality Company (DiamondRock) for total consideration of approximately $49,800,000. DiamondRock is 14.3% owned by MII. The Hotel continues to be managed by Marriott Hotel Services, Inc. under a new management agreement, with similar terms.

              These financial statements are for the Hotel for the period from January 4, 2003 to June 25, 2003 and for the fiscal year ended January 3, 2003 and represent periods prior to the acquisition by the Company. There are 53 weeks included in the fiscal year ended January 3, 2003. There are approximately six four-week periods included in the financial statements from January 4, 2003 to June 25, 2003. The Manager's accounting periods are four weeks in duration and there are 13 periods in a year.

2.     Summary of Significant Accounting Policies

Basis of Presentation

              The accompanying financial statements are prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual results could differ from those estimates.

              The accompanying statements of operating revenues, direct costs and certain operating expenses and cash flows include only the accounts maintained by the Manager and, accordingly, do not include charges for depreciation and interest expense, any expenses paid directly by GG or any income tax accounts, which are the liabilities of the members of GG. As a result, the accompanying financial statements are not intended to be a complete presentation of the Hotel's expenses and cash flows. Accordingly, the expenses may not be comparable to the expenses that may be incurred by the Hotel in the future and the cash flows may not be comparable to the cash flows of the Hotel in the future.

Cash and Cash Equivalents

              All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

              Room revenue is recognized on a day-to-day basis when the services have been rendered. Food and beverage and all other revenue are recognized when the services have been rendered. A provision for possible bad debts is made when collection of receivables is considered doubtful.

3.     Management Agreement

              The Hotel is managed by Marriott Hotel Services, Inc., the sole member of the Company. Pursuant to the terms of the management agreement, the Manager earns a base management fee, which is calculated as 3% of Hotel sales. In addition, the Manager earns an incentive management fee, which is calculated as 20% of operating profit, but paid out of operating profit in excess of owner's priority, as defined in the management agreement. There were no incentive fees paid in any of the periods presented.

              The management agreement provides for the establishment of a fund for replacement of and additions to furnishings and equipment (the Fund) to cover the cost of replacements and renewals of furniture and fixtures at the Hotel. Contributions to the Fund are restricted and were calculated as 5% of Hotel sales.

              As discussed in note 1, subsequent to the acquisition by the Company, and subsequently, DiamondRock, the Hotel continues to be managed by Marriott Hotel Services, Inc., under a new management agreement with similar terms.

4.     Commitments and Contingencies

              The Hotel is involved from time to time in litigation arising in the normal course of business, none of which is expected to have a material adverse effect on the Hotel's financial statements.

5.     Leases

              The Manager is currently obligated under several non-cancelable operating lease agreements for computers and office equipment that expire between 2005 and 2008. Future minimum lease payments required under these non-cancelable operating leases as of June 25, 2003 are as follows:

June 26, 2003 to December 31, 2003	$77,190
2004	154,379
2005	125,528
2006	59,714
2007	7,464
Thereafter	7,464

$431,739

Independent Auditors' Report

The Partners
Rock Spring Park Hotel Limited Partnership:

              We have audited the accompanying balance sheets of Rock Spring Park Hotel Limited Partnership as of October 8, 2004 and January 2, 2004 and the related statements of operations, partners' deficit and cash flows for the period from January 3, 2004 to October 8, 2004 and the fiscal years ended January 2, 2004 and January 3, 2003. These financial statements are the responsibility of Rock Spring Park Hotel Limited Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Rock Spring Park Hotel Limited Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Rock Spring Park Hotel Limited Partnership as of October 8, 2004 and January 2, 2004, and the results of its operations and its cash flows for the period from January 3, 2004 to October 8, 2004 and the fiscal years ended January 2, 2004 and January 3, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

McLean, Virginia
December 15, 2004

ROCK SPRING PARK HOTEL LIMITED PARTNERSHIP

BALANCE SHEETS
October 8, 2004 and January 2, 2004

	October 8, 2004	January 2, 2004
ASSETS
Property and equipment, net	$21,968,021	$22,848,801
Cash	1,181,673	—
Restricted cash	283,672	539,475
Due from Marriott—landlord priority	447,852	143,409
Due from Marriott—escrow deposit	12,977	84,714
Other receivables	—	497,847
Deferred costs, net	599,923	623,653
Working capital deposits due from manager	100,000	100,000
Prepaid expenses and other assets	57,330	27,280

Total assets	$24,651,448	$24,865,179

LIABILITIES AND PARTNERS' DEFICIT
Liabilities:
Accounts payable and accrued expenses	$69,867	$169,536
Note payable, partners	6,182,532	6,182,532
Note payable, related party	11,518,266	11,518,266
Accrued interest, partners	1,894,102	1,780,094
Accrued interest, related party	559,998	253,413
Ground rent payable	92,556,582	88,317,067
Note payable, Montgomery County	51,569	55,103
Mortgage payable	19,910,776	20,311,397

Total liabilities	132,743,692	128,587,408
Partners' deficit	(108,092,244)	(103,722,229)

Total liabilities and partners' deficit	$24,651,448	$24,865,179

See accompanying notes to financial statements.

ROCK SPRING PARK HOTEL LIMITED PARTNERSHIP

STATEMENTS OF OPERATIONS
Period from January 3, 2004 to October 8, 2004 and
Fiscal Years Ended January 2, 2004 and January 3, 2003

	Period From January 3, 2004 to October 8, 2004	Fiscal Year Ended January 2, 2004	Fiscal Year Ended January 3, 2003
Rental Income	$3,671,572	$4,244,080	$4,250,501

Operating expenses:
Repairs and maintenance	245,058	93,389	14,500
Ground rent	4,501,494	5,870,715	5,870,715
Consulting fees	69,341	79,741	80,145
Other expenses, net	39,795	29,477	54,216
Depreciation and amortization	1,052,588	1,381,187	1,372,361

Total operating expenses	5,908,276	7,454,509	7,391,937

Operating income	(2,236,704)	(3,210,429)	(3,141,436)

Non-operating income (expenses):
Mortgage interest	(1,192,782)	(1,577,939)	(1,611,207)
Interest on note payable, Montgomery County	(3,747)	(3,972)	(4,182)
Interest on notes and loan payable, partners	(339,010)	(438,789)	(438,789)
Interest on notes payable, related party	(631,585)	(817,477)	(817,477)
Interest income	33,813	21,100	19,829

Total non-operating expenses	(2,133,311)	(2,817,077)	(2,851,826)

Net loss	$(4,370,015)	$(6,027,506)	$(5,993,262)

See accompanying notes to financial statements.

ROCK SPRING PARK HOTEL LIMITED PARTNERSHIP

STATEMENTS OF PARTNERS' DEFICIT
Period from January 3, 2004 to October 8, 2004 and
Fiscal Years Ended January 2, 2004 and January 3, 2003

Balance at January 1, 2002	$(91,701,461)
Net loss	(5,993,262)

Balance at January 3, 2003	(97,694,723)
Net loss	(6,027,506)

Balance at January 2, 2004	(103,722,229)
Net loss	(4,370,015)

Balance at October 8, 2004	$(108,092,244)

See accompanying notes to financial statements.

ROCK SPRING PARK HOTEL LIMITED PARTNERSHIP

STATEMENTS OF CASH FLOWS
Period from January 3, 2004 to October 8, 2004 and
Fiscal Years Ended January 2, 2004 and January 3, 2003

	Period From January 3, 2004 to October 8, 2004	Fiscal Year Ended January 2, 2004	Fiscal Year Ended January 3, 2003
Cash flow from operating activities:
Net loss	$(4,370,015)	$(6,027,506)	$(5,993,262)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,052,588	1,381,187	1,372,361
Straight-line rent adjustment	4,239,515	5,519,243	5,537,566
Payment of accrued interest, on partners loans	(225,000)	(664,881)	(363,930)
Accrued interest on partners loans	339,008	438,789	438,789
Payments of accrued interest on related party loan	(325,000)	(1,035,115)	(586,070)
Accrued interest on related party loan	631,585	817,477	817,477
Changes in assets and liabilities:
Due from Marriott—landlord priority	(304,443)	—	—
Other receivables	497,847	(491,687)	7,117
Prepaid ground rent	(30,050)	731	(1,461)
Accounts payable and accrued expenses	(78,053)	(82,928)	85,547

Net cash provided by (used in) operating activities	1,427,982	(144,690)	1,314,134

Cash flows from investing activities:
Additions to property and equipment	(148,078)	(251,435)	(504,283)
Restricted cash—Improvement escrows	255,803	(176,835)	(63,690)
Due from Marriott—escrow deposit	71,737	64,840	12,458

Net cash provided by (used in) investing activities	179,462	(363,430)	(555,515)

Cash flow from financing activities:
Principal repayments on note payable, Montgomery County	(3,534)	(3,306)	(3,097)
Bank overdraft charge	(21,616)
Principal repayments on mortgage loan	(400,621)	(447,954)	(414,899)

Net cash used in financing activities	(425,771)	(451,260)	(417,996)

Net increase (decrease) in cash	1,181,673	(959,380)	340,623
Cash, beginning of period	—	959,380	618,757

Cash, end of period	$1,181,673	—	959,380

Supplemental Disclosure of Cash Flow Information:
Cash paid for Interest	$1,582,178	$3,277,939	$2,561,207

See accompanying notes to financial statements.

ROCK SPRING PARK HOTEL LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS
October 8, 2004 and January 2, 2004

1.     Organization

              Rock Spring Park Hotel Limited Partnership (the "Partnership") was formed on April 28, 1988, pursuant to a limited partnership agreement (the "Agreement") under the laws of the State of Maryland for the purpose of developing and owning the Marriott Bethesda Suites, a 274-room suite hotel located in Bethesda, Maryland (the "Hotel"). The Hotel has been operated pursuant to a long-term operating lease agreement with Marriott International, Inc ("MII") since the Hotel's opening in 1990. The Agreement provides for the Partnership's profits and losses to be allocated to each partner based on their ownership interest in the Partnership. Distributions are made to the partners at times and in aggregate amounts determined by the general partner.

              There are 53 weeks included in the period ended January 2, 2003 and there are 52 weeks included in the period ended January 3, 2004. October 8, 2004 is the end of the MII's tenth accounting period in 2004. MII's accounting periods are four weeks in duration and there are 13 periods in a year.

              In October, 2004, the partners of the partnership entered into an agreement with a subsidiary of DiamondRock Hospitality Company ("DiamondRock") for the sale of all of the equity interests in the Partnership for cash consideration of approximately $41,700,000. The acquisition closed on December 15, 2004. DiamondRock assumed the Mortgage note but did not assume the related party liabilities except that DiamondRock did assume the ground lease with 83 years remaining in the term including the rental increases of 5.5% per annum. The Hotel will be managed by a subsidiary of MII under a new management agreement. The significant terms of the management agreement with DiamondRock are as follows:

Description	Term
Term	20 years with two 10-year extensions at Manager option
Base Management Fee	3% of gross revenues
Incentive Management Fee	50% above owner priority of 7.5% of total investment
FF&E Escrow Contribution Percentage	5%

2.     Summary of Significant Accounting Policies

Basis of Accounting

              The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates in the Preparation of Financial Statements

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

              Property and equipment is recorded at historical cost, including capitalized interest and real estate taxes incurred during development and construction. Replacements and improvements are capitalized, while repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 39 years for building and improvements and three to ten years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the assets.

Impairment of Long-Lived Assets

              In the event that facts or changes in circumstances indicate that the carrying amount of the Hotel may be impaired, an evaluation of recoverability is prepared. In such an event, a comparison is made of the current and projected operating cash flows of such Hotel on an undiscounted basis to the carrying amount of the Hotel. If such sum were less than the depreciated cost of the property, the Hotel would be written down to its estimated fair market value. No impairment write-downs were recorded in any of the periods presented.

Cash

              The Partnership considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents in any period.

Revenue Recognition

              Rental income is recognized by the Partnership as earned pursuant to its lease to MII
(See Notes 6 and 9).

Income Taxes

              Provisions for Federal and state income taxes have not been made in the accompanying financial statements since the Partnership does not pay income taxes but rather allocates its profits and losses to the individual partners. Significant differences exist between the net income (loss) for financial reporting purposes and the taxable income (loss) reported in the Partnership's tax return. These differences are primarily due to the use, for income tax purposes, of accelerated depreciation methods and shorter depreciable lives of the assets.

3.     Property and Equipment

              Property and equipment consists of the following:

	October 8, 2004	January 2, 2004
Land improvements	$484,948	484,948
Building	31,960,278	31,960,278
Furniture, fixtures and equipment	6,591,019	6,545,544
Artwork	107,161	107,161

	39,143,406	39,097,931
Less: accumulated depreciation	17,175,385	16,249,130

	$21,968,021	22,848,801

              Total depreciation expense for the periods ended October 8, 2004, January 2, 2004 and January 3, 2003 was $1,028,856, $1,350,360 and $1,341,534, respectively.

4.     Deferred Costs

              Deferred costs consist of the following:

	October 8, 2004	January 2, 2004
Loan costs and fees	$417,718	$417,718
Lease acquisition costs—brokerage fees	500,000	500,000

	917,718	917,718
Less: accumulated amortization	317,795	294,065

	$599,923	$623,653

              Total amortization expense for the periods ended October 8, 2004, January 2, 2004 and January 3, 2003 was $23,732, $30,827 and $30,827, respectively.

5.     Debt

              The Partnership is obligated under a mortgage loan in the original principal amount of $22,500,000 (the Mortgage Loan) which is secured by the Partnership's property and equipment. The Mortgage Loan has a term of 25 years with a maturity date of February 1, 2023. The Mortgage Loan bears interest at 7.69% per annum and requires monthly principal and interest payments of $168,878. The Mortgage Loan includes a prepayment penalty if repaid prior to 2013 of the greater of 1% of the principal amount outstanding or the yield maintenance premium in relation to the prepayment. Required principal payments are summarized as follows:

Period	Amount
October 9, 2004—December 31, 2004	$83,201
2005	522,173
2006	563,774
2007	608,689
2008	657,183
2009	709,540
Thereafter	16,766,216

$19,910,776

6.     Operating Lease Agreement

              The Hotel is operated under a long-term operating lease agreement, which expires in December 2025 (the "Lease"). The Lease provides for two ten-year renewal terms at the option of the Lessee. The annual rental is calculated as the sum of: 1) the Landlord Priority, as defined, 2) the amount required to fund the contribution to the property improvement fund (as discussed below) and 3) 50% of remaining net house profit. The Landlord Priority is an amount equal to the interest on the sum of the Partnership's total development and loan procurement costs at the effective interest rate of the Mortgage Loan plus annual ground rent, plus amortization at 10% of the development and loan procurement costs. For all periods presented, the Landlord Priority plus the required contribution to the property improvement fund exceeded net house profit so the lease revenue equaled net house profit.

              The Lease provides for the establishment of a property improvement fund which is restricted to replacements and renewals of furniture and fixtures at the Hotel. Contributions to the property improvement fund are restricted and are 5% of Hotel sales. The required contributions for the period from January 3, 2004 to October 8, 2004 and each of the fiscal years ended January 2, 2004 and

January 3, 2003 were $597,000, $728,936 and $688,814, respectively. The actual contributions to the property improvement fund, for the period from January 3, 2004 to October 8, 2004 and each of the fiscal years ended January 2, 2004 and January 3, 2003 were $119,400, $567,013 and $615,024, respectively. The funding shortfalls of $477,600, $161,923 and 73,790 for the period ended October 8, 2004, January 2, 2003 and January 3, 2002, respectively, and $713,313 in total, is required to be made up in subsequent years provided cash flow from operations is sufficient. Following acquisition of the partnership by DiamondRock, the lease was replaced by a management agreement between a DiamondRock subsidiary and the lessee providing the lessee with substantially the same economic benefits as the lease.

              Pursuant to the terms of the lease agreement, the owner of the Hotel is required to provide the manager with working capital and supplies to meet the operating needs of the Hotel. Working capital advances were $100,000 at October 8, 2004, January 2, 2003 and January 3, 2002 and are summarized as follows:

	October 8, 2004	January 2, 2004
Assets:
Cash	$564,117	$393,281
Escrow	308,302	562,993
Other receivables	439,015	157,272
Inventory	58,095	41,661
Other assets	17,825	14,808
Less Liabilities:
Trade payables	359,150	292,119
Sales and use tax	130,897	73,407
Rent payable	447,850	583
Payable to Escrow	266,412	562,993
Other payables	83,045	140,913

Working capital, net	$100,000	$100,000

7.     Commitments and Contingencies

              The Partnership is involved from time to time in litigation arising in the normal course of business, none of which is expected to have a material adverse effect on the Partnership's financial position, results of operations or cash flows.

              The Partnership has 20-year commitment with the Montgomery County, Maryland Department of Transportation which requires the Partnership to contribute approximately $7,000 per annum towards the construction of a local bridge through July 2014. The obligation was recorded at the present value of the required payments at a discount rate of 6.8% per annum.

8.     Related Party Transactions

              The Partnership has entered into various transactions with related parties. A description of these related party transactions is as follows:

  •
  The Partnership borrowed funds from certain partners of the Partnership and Charles E. Smith Management, Inc. These borrowings are represented by notes payable. These notes bear interest at 7% per annum and are due upon demand. The Partnership paid interest of $225,000, $664,881 and $363,930 to the partners during the period from January 3, 2003 to October 8, 2004, and the fiscal years ended January 2, 2004 and January 3, 2003, respectively. The Partnership paid interest of $325,000, $1,035,115 and $586,070 to the

    Charles E. Smith Management, Inc. during the period from January 3, 2003 to October 8, 2004, and the fiscal years ended January 2, 2004 and January 3, 2003, respectively. These notes were not assumed by DiamondRock as part of its purchase of the Partnership interests on December 15, 2004.

  •
  The Partnership has a ground lease with several of the limited partners in the Partnership under a 99-year lease that expires in April 2087. The ground rent increases 5.5% annually. In accordance with U.S. generally accepted accounting principles annual rent expense is computed based on straight-lining the total minimum lease payments over the term of the lease (99 years). Ground rent expense was $4,501,494, $5,844,225 and $5,868,052 during the period from January 3, 2003 to October 8, 2004 and the fiscal years ended January 2, 2004 and January 3, 2003, respectively.

              Future minimum ground lease payments are as follows:

Year ending December 31:
2005	$391,197
2006	412,713
2007	435,412
2008	459,360
2009	484,625

Total	$2,183,307

  •
  The Partnership has an agreement with Charles E. Smith Real Estate Services L.P. ("CESRES") to provide consulting services. The agreement expires in March 2008. The consulting fees are calculated based on a percentage of Hotel net house profit. CESRES consulting fees were $69,341, $79,741 and $80,145 during the period from January 3, 2004 to October 8, 2004 and the fiscal years ended January 2, 2004 and January 3, 2003, respectively.

  •
  CESRES maintains the cash for the Partnership as well as other affiliated partnerships for which it provides property management services. CESRES advanced $21,616 to the Partnership at January 2, 2004.

9.     Rental Income

              The Rental Income of the Partnership is calculated based on hotel net house profit, which is summarized as follows:

	Period From January 3, 2004 to October 8, 2004	Fiscal Year Ended January 2, 2004	Fiscal Year Ended January 3, 2003
Hotel Sales
Rooms	$8,886,554	$10,918,291	$10,031,484
Food and Beverage	2,650,594	3,166,027	3,049,639
Telephone and Other	402,878	494,398	695,160

Total hotel sales	11,940,026	14,578,716	13,776,283

Operating costs and expenses
Rooms	2,109,683	2,781,624	2,555,387
Food and Beverage	2,365,572	2,957,412	2,657,588
Telephone and Other	254,381	314,556	252,977
General and administrative	901,166	1,012,055	1,021,640
Utilities	435,576	457,469	465,904
Real estate taxes and other taxes	386,666	490,943	476,821
Repairs and maintenance	501,320	628,690	611,491
Management fees	358,201	437,361	413,288
Marketing	737,953	959,089	836,384
Insurance	21,483	36,726	45,717
Other expenses	196,453	258,711	188,585

Total Operating Costs and Expenses	8,268,454	10,334,636	9,525,782

Net House Profit	$3,671,572	$4,244,080	$4,250,501

              Room revenue is recognized on a day-to-day basis when the services have been rendered. Food and beverage and all other revenue are recognized when the services have been rendered.

              Pursuant to the Lease (See Note 6) the net house profit is allocated first to the landlord priority and the improvement escrow with any remainder being split 50% to the lessor and 50% to the lessee for all periods:

	Period From January 3, 2004 to October 8, 2004	Fiscal Year Ended January 2, 2004	Fiscal Year Ended January 3, 2003
Net House Profit	$3,671,572	$4,244,080	$4,250,501
Landlord priority	3,552,172	3,677,067	3,635,477

Excess available to improvement escrow	$119,400	$567,013	$615,024

Calculated escrow requirement	$597,000	$728,936	$688,814

Beginning cumulative shortfall	235,713	73,790	—
Escrow shortfall	477,600	161,923	73,790

Cumulative shortfall	$713,313	$235,713	$73,790

Independent Auditors' Report

The Members
Fifth Avenue Hospitality Associates, LLC:

              We have audited the accompanying statements of operations and cash flows of Fifth Avenue Hospitality Associates, LLC (the Company) for the nine month period ended September 30, 2004 and each of the two years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Fifth Avenue Hospitality Associates, LLC for the nine month period ended September 30, 2004 and each of the two years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

McLean, Virginia
January 17, 2005

FIFTH AVENUE HOSPITALITY ASSOCIATES, LLC

STATEMENTS OF OPERATIONS
Nine months ended September 30, 2004 and Years ended December 31, 2003 and 2002

	Nine months ended September 30, 2004	Years ended December 31,
		2003	2002
Total operating revenues
Rooms	$5,981,915	$7,133,976	$7,842,067
Rental income	95,690	126,072	122,636
Other	158,447	223,228	245,716

Total operating revenues	6,236,052	7,483,276	8,210,419

Operating expenses
Rooms	2,267,577	2,649,077	2,680,146
Telephone	56,245	76,290	90,981
Depreciation and amortization	975,211	1,245,583	1,231,337
General and administrative	640,560	671,945	628,320
Utilities	230,830	277,296	227,275
Real estate and other taxes	600,434	804,136	705,883
Repairs and maintenance	359,923	419,159	436,782
Management fees	124,559	149,529	164,192
Marketing	230,000	266,656	262,573
Franchise fees	156,693	237,194	245,588
Insurance	110,338	111,786	120,400
Ground lease	807,704	1,076,938	1,076,938
Other income (expenses), net	(4,186)	19,522	136,682

Total operating expenses	6,555,888	8,005,111	8,007,097

Operating (loss) income	(319,836)	(521,835)	203,322
Interest expense	1,043,634	1,825,976	2,009,310
Change in fair values of swaps	429,843	728,200	(312,013)

Net loss	$(933,627)	$(1,619,611)	$(2,118,001)

See accompanying notes to financial statements.

FIFTH AVENUE HOSPITALITY ASSOCIATES, LLC

STATEMENTS OF CASH FLOWS
Nine months ended September 30, 2004 and Years ended December 31, 2003 and 2002

		Years ended December 31,
	Nine months ended September 30, 2004
		2003	2002
Cash flows from operating activities:
Net loss	$(933,627)	$(1,619,611)	$(2,118,001)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	975,211	1,245,583	1,231,337
Amortization of deferred financing costs as interest expense	92,016	184,035	291,190
Straight-line rent adjustment	207,704	276,938	276,938
Change in fair value of swaps	(429,843)	(728,200)	312,013
Changes in assets and liabilities:
Accounts receivable, net	(14,566)	53,125	(188,199)
Prepaid expenses	265,603	(474,683)	331,084
Deposits	(1,750)	(256)	—
Accounts payable—trade	(84,141)	(118,003)	138,552
Accrued taxes	55,123	(2,863)	(39,075)
Accrued salaries and benefits	54,705	(61,132)	98,754
Advance deposits	23,832	(61,460)	62,612
Accrued interest	(147,591)	20,213	(56,560)

Net cash provided by (used in) operating activities	62,676	(1,286,314)	340,645

Cash flows from investing activities:
Additions to furniture, fixtures, and equipment	(190,047)	(87,252)	(21,907)

Cash flows from financing activities:
Mortgage payable repayments	(70,360)	—	(3,500,000)
Capital contribution	625,000	1,075,000	3,894,818

Net cash provided by financing activities	554,640	1,075,000	394,818

Net increase (decrease) in cash and cash equivalents	427,269	(298,566)	713,556
Cash and cash equivalents at the beginning of period	1,144,975	1,443,541	729,985

Cash and cash equivalents at the end of period	$1,572,244	$1,144,975	$1,443,541

Supplemental disclosure of cash flow information
Cash paid for interest	$1,099,209	$1,621,728	$1,774,770

See accompanying notes to financial statements.

FIFTH AVENUE HOSPITALITY ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS
Nine months ended September 30, 2004 and Years ended December 31, 2003 and 2002

1.     Organization

              Fifth Avenue Hospitality Associates, LLC (the "Fifth Avenue") owned the 189 room Hotel 5A, formerly known as the Clarion Hotel Fifth Avenue (the "Hotel") located at 3 East 40th Street, New York, New York until the Hotel was acquired by DiamondRock Hospitality Company ("DiamondRock") for cash consideration of approximately $39,600,000. The acquisition closed on December 20, 2004. DiamondRock did not assume the Mortgage note but did assume the ground lease with 33 years remaining. The Hotel was converted to a Courtyard by Marriott in January 2005 and is managed by a subsidiary of MII under a new management agreement. The significant terms of the management agreement with DiamondRock are as follows:

Description	Term
Term	25 years
Base Management Fee	5% of gross revenues
Incentive Management Fee	25% above owner priority of 12% of total investment
FF&E Escrow Contribution Percentage	2% of gross revenues

              Prior to the DiamondRock acquisition the Hotel was operated under a management agreement with Tishman Hotel Corporation (the "Manager").

2.     Summary of Significant Accounting Policies

Basis of Accounting

              The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

              Property and equipment is recorded at historical cost. Replacements and improvements are capitalized, while repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 39 years for building and improvements and three to ten years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the assets.

Impairment of Long-Lived Assets

              In the event that facts or changes in circumstances indicate that the carrying amount of the Hotel may be impaired, an evaluation of recoverability would be prepared. In such an event, a comparison is made of the projected future operating cash flows and proceeds from projected disposition of such Hotel on an undiscounted basis to the carrying amount of the Hotel. If such sum were less than the depreciated cost of the property, the Hotel would be written down to its estimated fair market value. No impairment write-downs were recorded in any of the periods presented.

Cash

              The Partnership considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

              Revenues from operations of the hotel are recognized when the services are provided. Revenues consist of room sales and other departmental revenues such as telephone and vending machine. A provision for possible bad debts is made when collection of receivables is considered doubtful.

Income Taxes

              Provisions for Federal and state income taxes have not been made in the accompanying financial statements since Fifth Avenue does not pay income taxes but rather allocates its profits and losses to the individual members. Differences exist between the net income (loss) for financial reporting purposes and the taxable income (loss) reported in the Fifth Avenue's tax return. These differences are primarily due to the use, for income tax purposes, of accelerated depreciation methods and shorter depreciable lives of the assets.

3.     Debt

              Fifth Avenue was obligated under a mortgage loan in the original principal amount of $23,000,000 which was secured by Fifth Avenue's real estate. The mortgage loan matured in June 2004 and was extended for a one year period. The outstanding balance on September 31, 2004 was $19,429,640. The mortgage loan bore interest at LIBOR + 275 basis points per annum. At September 30, 2004 the interest rate was 5.04%.

              DiamondRock Hospitality Company did not assume the mortgage loan.

              Fifth Avenue had an interest rate swap which fixed the interest rate at 6.79%. The fair value of the swap was a liability of $846,030, $1,158,043 and $429,843 at December 31, 2001, 2002 and 2003. Fifth Avenue did not designate this swap as an accounting hedge so the change in fair value is recorded as interest expense. The swap expired on June 1, 2004.

4.     Commitments and Contingencies

              Fifth Avenue is involved from time to time in litigation arising in the normal course of business, none of which is expected to have a material adverse effect on Fifth Avenue's results of operations or cash flows.

5.     Ground Lease

              The Hotel is located on a site that is leased from a third party for an initial term that expires on September 30, 2036. Fifth Avenue had the option to extend the term for an additional 49-year period. The ground lease has periodic step increases. In accordance with generally accepted accounting principles in the United States of America, annual rent expense is computed based on a straight-line basis over the initial term of the lease (36 years). Ground rent expense was $807,703, $1,076,937 and $1,076,937 for the nine month period ended September 30, 2004, and the years ended December 31, 2003 and December 31, 2002, respectively. Payments under the lease were $600,000 for the nine months ended September 30, 2004 and $800,000 for each of the years ended December 31, 2003 and 2002. DiamondRock assumed the ground lease on December 20, 2004 with 32 years remaining on the lease.

6.     Management Agreement

              Pursuant to the terms of the management agreement, the Manager earned a base management fee, calculated as 2% of Hotel sales. In addition, the Manager earned an incentive management fee calculated as 20% of the increase, if any of the adjusted NOI for such Incentive Fee Operating Year over the Base Years Adjusted NOI (the Base year is FY 2000). No incentive fees were earned during any of the periods presented.

              The management agreement provided for the establishment of a fund for replacement of and additions to furnishings and equipment (the Fund). Contributions to the Fund were restricted and were calculated as 4% of Hotel sales. Contributions to the Fund, for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002 were $246,814, $274,816 and $323,909, respectively.

7.     Leases

              Fifth Avenue was obligated under several capital lease agreements for telephone, televisions and other miscellaneous leases that were fully paid by September 30, 2004. Fifth Avenue has entered into agreements for operating leases on equipment with varying terms and payments. Total lease expense for operating leases was $6,835, $10,696 and $9,495 for the nine month period ending September 30, 2004, and the years ended December 31, 2003 and 2002, respectively.

              Future minimum rental payments under noncancelable operating leases are nominal as of September 30, 2004.

Independent Auditors' Report

The Members of Sonoma LLC:

              We have audited the accompanying balance sheets of Sonoma LLC (the Company) as of October 8, 2004 and January 2, 2004 and the related statements of operations, members' deficit and cash flows for the period from April 24, 2004 to October 8, 2004 (Successor period) and for the period from January 3, 2004 to April 23, 2004, and the fiscal years ended January 2, 2004 and January 3, 2003 (Predecessor periods). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sonoma LLC as of October 8, 2004 and January 2, 2004, and the results of their operations and their cash flows for the Successor period and the Predecessor periods in conformity with accounting principles generally accepted in the United States of America.

              As discussed in Note 1 to the financial statements, effective April 23, 2004, a subsidiary of Marriott International, Inc. acquired the remaining equity interests of Sonoma LLC in a business combination accounted for as a purchase. As a result of the acquisition, the financial information for the period after the acquisition, the Successor period, is presented on a different cost basis than that for the periods before the acquisition, the Predecessor periods, and, therefore, is not comparable.

/s/ KPMG LLP

McLean, Virginia
January 5, 2005

SONOMA LLC

BALANCE SHEETS
October 8, 2004 and January 2, 2004

	October 8, 2004	January 2, 2004
ASSETS
Property and equipment, net	$31,175,019	$34,182,512
Cash and cash equivalents	361,888	132,534
Restricted cash — property improvement fund	—	536,167
Accounts receivable	1,312,646	691,547
Inventory	128,427	154,136
Due from Marriott International, Inc.	—	44,600
Prepaid expenses and other assets	44,181	86,768

Total assets	$33,022,161	$35,828,264

LIABILITIES AND MEMBERS' DEFICIT
Liabilities:
Accounts payable and accrued expenses	$1,246,787	$667,654
Accrued interest	6,435,469	3,867,648
Advances from Marriott International, Inc.	2,149,633	2,149,633
Notes payable	37,117,216	37,117,216

Total liabilities	46,949,105	43,802,151
Members' deficit	(13,926,944)	(7,973,887)

Total liabilities and members' deficit	$33,022,161	$35,828,264

See accompanying notes to financial statements.

SONOMA LLC

STATEMENTS OF OPERATIONS
Periods from April 24, 2004 to October 8, 2004 and January 3, 2004 to April 23, 2004
and Fiscal Years ended January 2, 2004 and January 3, 2003

	Successor Period	Predecessor Periods
	April 24, 2004- October 8, 2004	January 3, 2004- April 23, 2004	2003	2002
Operating Revenues:
Rooms	$4,818,368	$1,665,270	$7,626,393	$7,117,255
Food and beverage	2,543,441	1,081,273	3,832,066	3,829,871
Telephone and other	929,326	426,436	1,495,940	1,437,635

Total operating revenues	8,291,135	3,172,979	12,954,399	12,384,761

Direct Costs and Expenses:
Rooms	1,083,345	570,517	1,858,046	1,927,747
Food and beverage	1,832,288	963,436	3,258,583	3,403,603
Telephone and Other	602,172	316,355	1,101,952	1,288,834

Total direct costs and expenses	3,517,805	1,850,308	6,218,581	6,620,184

Total operating revenues less direct costs and expenses	4,773,330	1,322,671	6,735,818	5,764,577

Operating Expenses:
Depreciation and amortization	741,691	840,341	2,709,844	2,738,002
General and administrative	679,739	396,239	1,236,948	1,164,780
Utilities	159,784	119,320	379,293	370,443
Real estate taxes and other taxes	173,517	115,422	369,762	330,281
Repairs and maintenance	307,688	184,805	585,372	533,451
Management fees	248,734	95,189	388,632	371,543
Marketing	678,977	521,865	1,507,474	1,240,311
Insurance	89,852	34,529	113,110	101,142
Other expenses	395,799	186,920	737,910	569,125

Total operating expenses	3,475,781	2,494,630	8,028,345	7,419,078

Operating income (loss)	1,297,549	(1,171,959)	(1,292,527)	(1,654,501)

Other income (expense)
Interest expense	(1,528,470)	(1,039,351)	(3,131,819)	(3,117,351)
Interest income	25	16	58	45

Net loss	$(230,896)	$(2,211,294)	$(4,424,288)	$(4,771,807)

See accompanying notes to financial statements.

SONOMA LLC

STATEMENTS OF MEMBERS' DEFICIT
Periods from April 24, 2004 to October 8, 2004 and January 3, 2004 to April 23, 2004
and Fiscal Years ended January 2, 2004 and January 3, 2003

Balance at December 28, 2001	$(2,052,881)
Contributions from owner	2,156,596
Net loss	(4,771,807)

Balance at January 3, 2003	(4,668,092)
Contributions from owner	1,118,493
Net loss	(4,424,288)

Balance at January 2, 2004	(7,973,887)
Contributions from owner	26,610
Net loss	(2,211,294)

Balance at April 23, 2004	(10,158,571)
Distributions to owner	(1,451,442)
Adjustment for successor's basis at acquisition	(2,086,035)
Net loss	(230,896)

Balance at October 8, 2004	$(13,926,944)

See accompanying notes to financial statements.

SONOMA LLC

STATEMENTS OF CASH FLOWS
Periods from April 24, 2004 to October 8, 2004 and January 3, 2004 to April 23, 2004
and Fiscal Years ended January 2, 2004 and January 3, 2003

	Successor period	Predecessor periods
	April 24, 2004- October 8, 2004	January 3, 2004- April 23, 2004	2003	2002
Cash flows from operating activities:
Net loss	$(230,896)	$(2,211,294)	$(4,424,288)	$(4,771,807)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	741,691	840,341	2,709,844	2,738,002
Changes in operating accounts:
Accounts receivable, net	(782,193)	161,094	163,627	(129,234)
Inventories	21,559	4,150	(7,146)	79,755
Prepaid expenses and other assets	92,926	(50,339)	(7,612)	12,375
Due to/from Marriott International, Inc.	30,138	14,462	(286,098)	(2,216,886)
Accrued interest	1,528,470	1,039,351	1,249,295	2,018,353
Accounts payable and accrued expenses	350,814	299,429	347	12,054

Net cash provided by (used in) operating activities	1,752,509	97,194	(602,031)	(2,257,388)

Cash flows from investing activities:
Additions to furniture, fixtures and equipment	(87,129)	(71,110)	(297,690)	(175,643)
Change in restricted cash	—	(37,278)	(226,362)	(228,625)

Net cash provided by (used in) investing activities	(87,129)	(108,388)	(524,052)	(404,268)

Cash flows from financing activities — member contributions (distributions)	(1,451,442)	26,610	1,118,493	2,156,596

Net increase (decrease) in cash and cash equivalents	213,938	15,416	(7,590)	(505,060)
Cash and cash equivalents at beginning of period	147,950	132,534	140,124	645,184

Cash and cash equivalents at end of period	$361,888	$147,950	$132,534	$140,124

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—	$1,884,000	$1,099,000

See accompanying notes to financial statements.

SONOMA LLC

NOTES TO FINANCIAL STATEMENTS
October 8, 2004 and January 2, 2004

1.     Organization

              Sonoma LLC (the Company) was formed on July 29, 1999, pursuant to a limited liability company agreement (the Agreement) between Sonoma Lodge LLC (Sonoma Lodge) and Sonoma Renaissance LLC (Sonoma Renaissance) under the laws of the State of California for the purpose of acquiring and owning The Lodge at Sonoma Renaissance Resort and Spa, a 182 room hotel located in Sonoma, California (the Hotel).

              The Agreement provided for the Company's profits and losses to be allocated to each member based on their ownership interest in the Company. Distributions are to be made to the members at times and in aggregate amounts determined by the managing member, Sonoma Lodge. Sonoma Renaissance is wholly owned by a subsidiary of Marriott International, Inc. (MII). The Hotel is operated under a long-term management agreement with Renaissance Hotel Operating Company (the Manager), a wholly owned subsidiary of MII. MICC LLC (the Mezzanine Lender or MICC), a wholly owned subsidiary of MII, made a mezzanine loan to the Company in July 2000. The hotel commenced operations on January 27, 2001.

              Effective December 31, 2001, Sonoma Lodge, Sonoma Renaissance, the Manager, the Mezzanine Lender and the Company's mortgage lender entered into a comprehensive debt and equity restructuring agreement. At the time of the restructuring, the first mortgage loan of $30,950,000 was in default, the Mezzanine Debt of $6,167,216 was in default and Manager advances of $2,149,633 were outstanding. In the restructuring, Sonoma Lodge made an additional equity contribution of $750,000 and Sonoma Renaissance made additional equity contributions totaling approximately $3,200,000. The defaults were cured as a result of the restructuring. See further discussion of the debt restructuring in note 4.

              MII acquired the Company's first mortgage loan on April 13, 2004. The Company became a wholly owned subsidiary of MII when a wholly owned subsidiary of MII acquired 100% of the equity interest of Sonoma Lodge as of April 23, 2004.

              There are 53 weeks included in the period ended January 2, 2003 and there are 52 weeks included in the period ended January 3, 2004. October 8, 2004 is the end of MI's tenth accounting period in 2004. MI's accounting periods are four weeks in duration and there are 13 periods in a year.

              DiamondRock Hospitality Company (DiamondRock) purchased the Hotel from MII on October 26, 2004 for cash consideration of $32,331,000. DiamondRock is 14.3% owned by MII. The Hotel will continue to be managed by a subsidiary of MII under a new management agreement. The significant terms of the new management agreement are as follows:

Description	Term
Term	20 years with one 10-year extension
Base Management Fee	3% of gross revenues
Incentive Management Fee	20% above owner priority, as defined
FF&E Escrow Contribution Percentage	3%

2.     Summary of Significant Accounting Policies

Basis of Presentation

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accounting period subsequent to April 23, 2004 reflects MII's basis in the assets and liabilities of the Company. The accounting periods prior to April 24, 2004 reflect the Company's historical basis before the acquisition of 100% of the equity interests by MII.

Basis of Accounting

              The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America.

Real Estate

              Property and equipment is recorded at historical cost, including capitalized interest of approximately $1,700,000 incurred during development and construction. Replacements and improvements are capitalized, while repairs and maintenance are expensed as incurred. Prior to MII's purchase, depreciation was computed using the straight-line method over the estimated useful lives of the assets, 39 years for building and improvements and three to ten years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the assets.

              Subsequent to April 23, 2004, the real estate was recorded at the purchase cost of subsidiaries of MII and is being depreciated over its estimated remaining useful lives of the assets, 30 years for building and improvements and three to ten years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the assets.

Impairment of Long-Lived Assets

              In the event that facts or changes in circumstances indicate that the carrying amount of the Hotel may be impaired, an evaluation of recoverability is prepared. In such an event, a comparison is made of the current and projected operating cash flows of such Hotel on an undiscounted basis to the carrying amount of the Hotel. If such sum were less than the depreciated cost of the property, the Hotel would be written down to its estimated fair market value. No impairment write-downs were recorded in any of the periods presented.

Cash and Cash Equivalents

              The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

              Room revenue is recognized on a day-to-day basis when the services have been rendered. Food and beverage and all other revenue are recognized when the services have been rendered. A provision for possible bad debts is made when collection of receivables is considered doubtful.

Income Taxes

              Provisions for Federal and state income taxes have not been made in the accompanying financial statements since the Company does not pay income taxes but rather allocates its profits and losses to the individual members. Significant differences exist between the net income (loss) for financial reporting purposes and the taxable income (loss) reported in the Company's tax return. These differences are primarily due to the use, for income tax purposes, of accelerated depreciation methods and shorter depreciable lives of the assets.

Pre-Opening Costs

              Pre-opening costs incurred prior to the opening of the Hotel of approximately $4,600,000 were expensed as incurred in periods prior to these presented herein.

3.     Property and Equipment

              Property and equipment consist of the following:

	October 8, 2004	January 2, 2004
Land and improvements	$9,262,397	$11,105,764
Buildings and improvements	19,706,319	22,104,994
Furniture and equipment	2,947,994	8,889,848

	31,916,710	42,100,606
Less: accumulated depreciation	(741,691)	(7,918,094)

	$31,175,019	$34,182,512

4.     Debt

              On July 30, 1999, the Company obtained third party mortgage financing in the amount of $30,950,000 (the Mortgage Loan). The Mortgage Loan required the payment of interest only in monthly installments during the construction period of the Hotel. The maturity date of this loan was August 1, 2004, with an extension to August 1, 2007. The loan bore interest at prime plus 1.875% with an 8.5% floor during the construction period. After completion of the construction, the loan bore interest at LIBOR as defined, plus 4% per annum, with an 8.5% floor.

              The loan was secured by a deed of trust on the Hotel. As indicated in note 1, the loan was in default prior to the 2001 restructuring. During the 2001 restructuring, a third party purchased the Mortgage Loan. The maturity date of the restructured Mortgage Loan was April 1, 2007. The other terms of the loan did not change. On April 13, 2004, a wholly owned subsidiary of MII purchased the Mortgage Loan and related accrued interest from the third party. The terms of the loan did not change. Total interest expense incurred for the Mortgage Loan from April 24, 2004 to October 8, 2004, from January 3, 2004 to April 23, 2004, and for each of the fiscal years ended January 2, 2004 and January 3, 2003 was $1,302,096, $888,718, $2,665,813 and $2,674,596, respectively. Total accrued interest as of October 8, 2004 and January 2, 2004 was $4,549,700 and $2,358,886, respectively.

              On July 30, 2000, the Company entered into a $5,000,000 loan (the Mezzanine Loan) with MICC. The Mezzanine Loan bore interest of 10% and was increased to $6,167,216 after additional advances. After the December 31, 2001 restructuring, the Mezzanine Loan bore interest at 5% and is scheduled to mature on April 1, 2007. Total interest expense incurred for the Mezzanine Loan from April 24, 2004 to October 8, 2004, from January 3, 2004 to April 23, 2004, and for each of the fiscal years ended January 2, 2004 and January 3, 2003 was $146,433, $108,685, $336,616 and $320,011, respectively. Total accrued interest as of October 8, 2004 and January 2, 2004 was $911,745 and $656,627, respectively.

              During 2000 and 2001, the Manager advanced $2,149,633 to the Company. No interest was due on these advances until after the December 31, 2001 restructuring, whereby these advances were to be repaid from available cash flow and bore interest at 5.5%. These advances also mature on April 1, 2007. Total interest expense incurred for these advances from April 24, 2004 to October 8, 2004, from January 3, 2004 to April 23, 2004, and for each of the fiscal years ended January 2, 2004 and January 3, 2003 was $79,941, $41,948, $129,390 and $122,744, respectively. Total accrued interest as of October 8, 2004 and January 2, 2004 was $974,024 and $852,135, respectively.

5.     Management Agreement

              The Hotel is operated under a long-term management agreement, which expires on July 29, 2019, prior to any renewal periods, as defined. Pursuant to the terms of the management agreement, the manager earns a base management fee, which is calculated as 3% of Hotel sales. In addition, the manager earns an incentive management fee, which is calculated as 30% of available cash flow, as defined, in excess of an owner's priority, as defined. No incentive fees were earned in any of the periods presented.

              The management agreement provides for the establishment of a property improvement fund to cover the cost of replacements and renewals of furniture and fixtures at the Hotel. Contributions to the property improvement fund are restricted and are calculated as a percentage of Hotel sales. Contributions to the property improvement fund, for the period from January 3, 2004 to April 23, 2004, and the fiscal years ended January 2, 2004 and January 3, 2003 were $107,266, $388,632 and $296,555, respectively. MII paid cash for and received $669,000 for the property improvement funds in escrow on April 23, 2004. No further contributions were made into this fund subsequent to April 23, 2004.

              Pursuant to the terms of the management agreement, the owner of the Hotel is required to provide the manager with working capital and supplies to meet the operating needs of the Hotel. MII assumed working capital deficit of $85,000 upon acquisition on April 18, 2004.

6.     Leases

              The Company is currently obligated under several non-cancelable operating lease agreements for computers and office equipment that expire between 2004 and 2006. Future minimum lease payments required under these non-cancelable operating leases as of October 8, 2004 are as follows:

October 9, 2004 through December 31, 2004	$17,130
2005	84,387
2006	10,140

$111,657

              The Company also has leases for retail space and equipment with varying terms for which minimum annual rents are received. The leases require fixed monthly payments over the terms of the leases. Future minimum rents to be received under noncancelable operating leases as of October 8, 2004 are as follows:

October 9, 2004 through December 31, 2004	$16,711
2005	86,915
2006	49,769
2007	23,895
2008	10,500

$187,790

7.     Commitments and Contingencies

              The Company is involved from time to time in litigation arising in the normal course of business, none of which is expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

Report of Independent Auditors

To the stockholder of
VAMHC, Inc.:

              In our opinion, the accompanying balance sheets and the related statements of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of VAMHC, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              As discussed in Note 9, VAMHC, Inc. entered into negotiations in March 2005 to sell its assets to an unrelated third party.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado
May 2, 2005

VAMHC, INC.

BALANCE SHEETS

		December 31,
	March 31, 2005
		2004	2003
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$230,661	$183,062	$198,675
Restricted cash	2,460,751	1,765,018	859,375
Trade receivables, net of allowances of $55,873, $68,723 and $54,840, respectively	2,821,968	1,226,761	927,492
Inventories	88,682	103,481	87,083
Deferred income taxes (Note 4)	59,304	55,177	62,682
Other current assets	2,374	4,711	9,395

Total current assets	5,663,740	3,338,210	2,144,702
Property, plant and equipment, net (Note 3)	57,008,076	62,664,502	65,248,300
Real estate held for sale and investment	—	2,081,394	2,081,394
Franchise Agreement, net (Note 2)	2,823,957	2,866,205	3,035,198

Total assets	$65,495,773	$70,950,311	$72,509,594

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accounts payable and accrued expenses (Note 3)	$1,953,816	$2,604,849	$2,152,430
Current portion of capital lease obligations	28,832	28,027	26,399
Due to Vail (Note 5)	9,306,076	16,486,333	19,448,971

Total current liabilities	11,288,724	19,119,209	21,627,800
Deferred income taxes (Note 4)	1,689,517	1,783,431	1,936,704
Capital lease obligations	35,313	42,968	70,996
Commitments and contingencies (Note 6)	—	—	—
Stockholder's equity:
Common stock, $0 par value, 100 shares authorized, issued and outstanding	46,941,709	46,941,709	46,941,709
Retained earnings	5,540,510	3,062,994	1,932,385

Total stockholder's equity	52,482,219	50,004,703	48,874,094

Total liabilities and stockholders' equity	$65,495,773	$70,950,311	$72,509,594

The accompanying Notes to Financial Statements are an integral part of these financial statements.

VAMHC, INC.

STATEMENTS OF OPERATIONS

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(Unaudited)	(Unaudited)
Net revenues:
Rooms	$7,510,757	$6,821,187	$14,417,906	$12,709,060	$9,845,555
Food and beverage	1,774,111	1,455,814	5,236,147	4,212,439	2,521,620
Real estate	—	—	—	6,400,000	—
Other	660,826	648,958	1,701,595	1,385,262	1,113,783

Total net revenues	9,945,694	8,925,959	21,355,648	24,706,761	13,480,958

Operating expenses:
Rooms	1,184,691	1,238,609	3,646,912	2,926,013	2,399,020
Food and beverage	1,373,577	1,160,967	4,345,144	3,853,571	2,718,173
Real estate	—	—	—	3,952,569	—
Other	863,090	949,941	2,825,087	3,334,643	2,656,657
Selling, general and administrative	1,688,349	1,644,356	5,317,535	4,274,840	3,900,933
Depreciation and amortization	861,608	850,481	3,415,086	3,372,422	2,104,693

Total operating expenses	5,971,315	5,844,354	19,549,764	21,714,058	13,779,476

Income (loss) from operations	3,974,379	3,081,605	1,805,884	2,992,703	(298,518)
Other income:
Interest expense	(993)	(1,390)	(4,968)	(6,254)	(5,063)
Interest income	9,759	3,185	16,783	7,466	8,813

Income (loss) before provision for income taxes	3,983,145	3,083,400	1,817,699	2,993,915	(294,768)
(Provision) benefit for income taxes (Note 4)	(1,505,629)	(1,165,525)	(687,090)	(1,140,682)	103,758

Net income (loss)	$2,477,516	$1,917,875	$1,130,609	$1,853,233	$(191,010)

The accompanying Notes to Financial Statements are an integral part of these financial statements.

VAMHC, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

	Common Stock
			Retained Earnings	Total Stockholder's Equity
	Shares	Amount
Balance, December 31, 2001	100	$43,377,616	$270,162	$43,647,778
Net loss	—	—	(191,010)	(191,010)
Purchase accounting adjustment (Note 1)	—	3,564,093	—	3,564,093

Balance, December 31, 2002	100	46,941,709	79,152	47,020,861
Net income	—	—	1,853,233	1,853,233

Balance, December 31, 2003	100	46,941,709	1,932,385	48,874,094
Net income	—	—	1,130,609	1,130,609

Balance, December 31, 2004	100	46,941,709	3,062,994	50,004,703
Net income (Unaudited)	—	—	2,477,516	2,477,516

Balance, March 31, 2005 (Unaudited)	100	$46,941,709	$5,540,510	$52,482,219

The accompanying Notes to Financial Statements are an integral part of these financial statements.

VAMHC, INC.

STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$2,477,516	$1,917,875	$1,130,609	$1,853,233	$(191,010)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	861,608	850,481	3,415,086	3,372,422	2,104,693
Non-cash cost of real estate sales	—	—	—	3,519,530	—
Deferred income taxes, net	(98,041)	(78,096)	(145,768)	121,619	1,120,096
Changes in assets and liabilities:
Restricted cash	(695,733)	(434,334)	(905,643)	(142,883)	(716,492)
Trade receivables	(1,595,207)	(1,204,782)	(299,269)	(6,777)	346,548
Inventories	14,799	(6,520)	(16,398)	(2,505)	(15,209)
Accounts payable and accrued expenses	(651,033)	(326,499)	452,419	(191,044)	(275,975)
Other assets and liabilities	2,337	4,867	4,684	19,995	6,118

Net cash provided by operating activities	316,246	722,992	3,635,720	8,543,590	2,378,769
Cash flows from investing activities:
Capital expenditures	(68,785)	(115,680)	(662,295)	(3,310,044)	(23,831,470)
Investments in real estate	—	—	—	(2,987,533)	—

Net cash used in investing activities	(68,785)	(115,680)	(662,295)	(6,297,577)	(23,831,470)
Cash flows from financing activities:
Net (decrease) increase in Due to Vail	(193,012)	(680,900)	(2,962,638)	(2,115,122)	21,319,864
Payments of capital lease obligations	(6,850)	(6,453)	(26,400)	(24,236)	(16,184)

Net cash (used in) provided by financing activities	(199,862)	(687,353)	(2,989,038)	(2,139,358)	21,303,680
Net increase (decrease) in cash and cash equivalents	47,599	(80,041)	(15,613)	106,655	(149,021)
Cash and cash equivalents:
Beginning of period	183,062	198,675	198,675	92,020	241,041

End of period	$230,661	$118,634	$183,062	$198,675	$92,020

Cash paid for interest	$993	$1,390	$4,968	$6,254	$5,063

Supplemental Schedule of Non-Cash Transactions

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(Unaudited)	(Unaudited)
Capital leases entered into for operating fixed assets	$—	$—	$—	$24,750	$113,065

The accompanying Notes to Financial Statements are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1.     Organization and Business

              VAMHC, Inc. (the "Hotel") was incorporated in the State of Colorado on July 2, 2001. VAMHC, Inc. is a wholly-owned subsidiary of The Vail Corporation (collectively with Vail Resorts, Inc., the parent of The Vail Corporation, "Vail"); Vail purchased the Hotel in December 2001. VAMHC, Inc. owns and operates the Vail Marriott Mountain Resort & Spa, a 349-room hotel in Vail, Colorado, under a franchise agreement ("Franchise Agreement") with Marriott International, Inc. ("MII"). As of December 2001, Vail pushed down the related changes in carrying values of assets and liabilities based on preliminary valuations. The purchase accounting adjustment of $3,564,093 reflected in the accompanying Statement of Stockholder's Equity for the year ended December 31, 2002 is due to final adjustments recorded upon completion of the valuations and related purchase price allocations resulting in adjustments primarily to property, plant and equipment and the franchise agreement intangible asset.

              In addition, in 2003 a portion of the Hotel facility was converted into three residential condominium units which were then sold to third parties.

              In the opinion of the Hotel, the accompanying unaudited financial statements for the interim periods ended March 31, 2005 and 2004 reflect all adjustments necessary to present fairly the Hotel's financial position, results of operations and cash flows for the interim periods presented. All such adjustments are of a normal recurring nature. Results for interim periods are not indicative of results for the entire year.

2.     Summary of Significant Accounting Policies

              Cash and Cash Equivalents—All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

              Restricted Cash—Restricted cash represents required reserves for capital expenditures under the Franchise Agreement, which requires that 5% of gross revenue be restricted for future renovations and Furniture, Fixture & Equipment ("FF&E") costs. At December 31, 2004, the Hotel had not funded the required amounts into the restricted cash account. In January 2005, the Hotel deposited approximately $229,000 into the restricted cash account to fully fund the required amounts under the franchise agreement.

              Trade Receivables—The Hotel records trade accounts receivable in the normal course of business related to the sale of products or services. The Hotel charges interest on past due accounts at a rate of 18% per annum. The allowance for doubtful accounts is based on a specific reserve analysis and on a percentage of related revenues, and takes into consideration such factors as historical write-offs, the economic climate and other factors that could affect collectibility. Write-offs are evaluated on a case by case basis. Delinquency status on accounts receivable is based on contractual terms.

              Inventories—The Hotel's inventories consist primarily of food and beverage items and purchased retail goods. Inventories are stated at the lower of cost or fair value, determined using primarily an average weighted cost method.

              Property, Plant and Equipment—Property, plant and equipment is carried at cost net of accumulated depreciation. Routine repairs and maintenance are expensed as incurred. Expenditures that improve the functionality of the related equipment or extend the useful life are capitalized. When property, plant and equipment are retired or otherwise disposed of, the related gain or loss is included in operating income. Depreciation is calculated on the straight-line method generally based on the following useful lives:

Estimated Life in Years
Land improvements	20
Buildings and building improvements	15-30
Machinery and equipment	3-10
Furniture and fixtures	3-10
Automobiles and trucks	3

              The Hotel capitalizes interest on capital projects expected to take longer than one year to complete and cost more than $1 million. No interest was capitalized by the Hotel in 2004, 2003, or 2002.

              In March 2005, the Hotel transferred land with a book value of $4,905,851 to Vail.

              Real Estate Held for Sale—The Hotel capitalizes as land held for sale the original acquisition cost, direct construction and development costs, property taxes, interest incurred on costs related to land under development and other related costs (engineering, surveying, landscaping, etc.) until the property reaches its intended use. The cost of sales for individual parcels of real estate or condominium units within a project is determined using the relative sales value method. Selling expenses are charged against income in the period incurred. The Hotel capitalizes interest on real estate projects expected to take longer than one year to complete and cost more than $1 million. The Hotel did not capitalize interest on real estate development projects in 2004, 2003 or 2002. In March 2005, the Hotel transferred land held for sale with a book value of $2,081,394 to Vail.

              Franchise Agreement—The Hotel's Franchise Agreement intangible is its sole intangible asset, which arose through Vail's acquisition of the Hotel in 2001. The Franchise Agreement intangible's value is based on an estimate of incremental profit generated through the use of the Marriott name. The Franchise Agreement intangible is being amortized over 20 years, the contractual life of the Franchise Agreement. The composition of the intangible asset is as follows:

		December 31,
	March 31, 2005
		2004	2003
	(Unaudited)
Franchise agreement	$3,379,871	$3,379,871	$3,379,871
Accumulated amortization	(555,914)	(513,666)	(344,673)

Franchise Agreement, net	$2,823,957	$2,866,205	$3,035,198

              Amortization expense for the Franchise Agreement for the years ended December 31, 2004, 2003 and 2002 totaled approximately $169,000, $169,000 and $169,000, respectively, and is estimated to be approximately $169,000 annually, on average, for each of the next five fiscal years.

              Long-lived Assets—The Hotel evaluates potential impairment of long-lived assets and long-lived assets to be disposed of in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes procedures for the review of recoverability and measurement of impairment, if necessary, of long-lived assets held and used by an entity. SFAS No. 144 requires that those assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. SFAS No. 144 requires that long-lived assets to be disposed of be reported at the lower of carrying amount or fair value less estimated selling costs. No impairments of long-lived assets were recognized during 2004, 2003, 2002 or the three months ended March 31, 2005.

              Revenue Recognition—Revenues are derived from a wide variety of sources, including room rental, dining, property management services and conference services, and are recognized as products are delivered or services are performed. Room rental revenue includes revenues associated with the rental of 16 third-party owned condominiums that are managed by the Hotel, net of the condominium owners' share of the rental revenue. Revenues from arrangements with multiple deliverables are bifurcated into units of accounting based on relative fair values and revenue is separately recognized for each unit of accounting. If a fair market value cannot be established for an arrangement, revenue is deferred until all deliverables have been performed. Revenues from real estate sales are recognized when collectibility of the sales price is reasonably assured and the earnings process is virtually complete, generally upon transfer of title to the buyer. Amounts received in advance of guest stays are reflected as advance deposits in the accompanying balance sheets.

              Income Taxes—The Hotel's operations are included in the consolidated tax returns filed by Vail and as such all current income provisions (benefits) have been reflected as a payable (receivable) to (from) Vail which is included as a component of Due to Vail in the accompanying balance sheets. The allocation of income tax provision is determined under a parent company policy which provides that the Hotel's current and deferred taxes are calculated on a separate return basis.

              The Hotel uses the liability method of accounting for income taxes whereby a deferred tax liability or asset is recognized for the effect of temporary differences between financial reporting and income tax reporting. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment (see Note 4).

              Stock Compensation—The employees providing services to the Hotel participate in the various employee stock option plans of Vail and the Hotel accounts for these employee stock option plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Accordingly, no compensation cost has been recognized for the Hotel's participation in these fixed stock option plans. The Hotel adopted the disclosure-only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123", which allows entities to continue to apply the provisions of APB No. 25 for transactions with employees and provide pro forma disclosures for employee stock option grants made as if the fair value-based method of accounting prescribed in SFAS No. 123 had been applied to those transactions.

              Under SFAS No. 123, the Hotel estimates the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2004, 2003 and 2002, respectively: dividend yield of 0% for each year, expected volatility of 35.3%, 38.4% and 30.0%, risk-free interest rates of 3.28%, 2.89% and 2.19%, and an expected life of five years for each year. The weighted-average grant-date fair value per share of stock options granted in 2004, 2003 and 2002 was $6.83, $5.61 and $5.27, respectively. Had compensation cost for the Hotel's participation in Vail's four stock-based compensation plans (see Note 7) been determined consistent with SFAS No. 123, the Hotel's net income would have been the pro forma amount indicated below for the years ended December 31, 2004, 2003 and 2002 and the three months ended March 31, 2005 and 2004:

	December 31,
	2004	2003	2002
Net income (loss)
As reported	$1,130,609	$1,853,233	$(191,010)
Deduct: total stock based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(9,271)	(4,984)	(280)

Pro forma	$1,121,338	$1,848,249	$(191,290)

	March 31,
	2005	2004
	(Unaudited)	(Unaudited)
Net income
As reported	$2,477,516	$1,917,875
Deduct: total stock based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(3,433)	(1,931)

Pro forma	$2,474,083	$1,915,944

              Concentration of Credit Risk—The Hotel's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Hotel places its cash and temporary cash investments in high quality credit institutions. At times, such investments may be in excess of FDIC insurance limits. The Hotel does not consider itself to have any significant concentrations of credit risk. The Hotel performs ongoing credit evaluations of its customers and generally does not require collateral. The Hotel maintains allowances for potential credit losses, but does require advance deposits on certain transactions, and historical losses have been within management's expectations. The Hotel does not enter into financial instruments for trading or speculative purposes. The Hotel has no financial instrument contracts currently outstanding.

              Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              Advertising Costs—Advertising costs are expensed at the time such advertising commences. Advertising expense, for the fiscal years December 31, 2004, 2003 and 2002 was $259,708, $217,415 and $223,269, respectively. At December 31, 2004 and 2003, the Hotel did not have any prepaid advertising costs. The above advertising expenses are included as a component of selling, general and administrative expense in the accompanying statements of operations and are exclusive of the 1% of gross room sales for advertising, promotions and sales programs paid to MII under the Franchise Agreement (see Note 6).

              Fair Value of Financial Instruments—The recorded amounts for cash and cash equivalents, receivables, other current assets, and accounts payable and accrued expenses approximate fair value due to the short-term nature of these financial instruments.

              New Accounting Pronouncements—In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards 123 (revised 2004)

("SFAS 123R"), "Share-Based Payment", which replaces Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". SFAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of operations. The accounting provisions of SFAS 123R are effective for annual reporting periods beginning after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition.

              SFAS 123R permits public companies to adopt its requirements using one of two methods. Under the "modified prospective" method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date. The "modified retrospective" method includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures for either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Hotel has yet to determine which method it will use in adopting SFAS 123R.

              As permitted by SFAS 123, the Hotel currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R's fair value method will impact the Hotel's results of operations, although it will have no impact on the Hotel's overall financial position. The Hotel is currently evaluating option valuation methodologies and assumptions in light of SFAS 123R pronouncement guidelines and Staff Accounting Bulletin No. 107 related to employee stock options. Current estimates of option values used by the Hotel in its pro forma disclosure by applying the Black-Scholes method may not be indicative of results from the final methodology the Hotel elects to adopt for reporting under SFAS 123R guidelines. The Hotel is evaluating SFAS 123R and has not yet determined the amount of stock option expense which will be recorded upon the adoption of SFAS 123R.

3.     Supplementary Balance Sheet Information

              The composition of property, plant and equipment is as follows:

		December 31,
	March 31, 2005
		2004	2003
	(Unaudited)
Land and land improvements	$1,662,900	$6,568,751	$6,568,750
Buildings and building improvements	57,395,369	57,395,369	57,350,125
Furniture, fixtures and equipment	6,812,974	6,812,974	6,543,037
Construction in progress	403,588	334,802	—

	66,274,831	71,111,896	70,461,912
Accumulated depreciation	(9,266,755)	(8,447,394)	(5,213,612)

Property, plant and equipment, net	$57,008,076	$62,664,502	$65,248,300

              Depreciation expense for the years ended December 31, 2004, 2003 and 2002 totaled $3,246,093, $3,203,428 and $1,936,055, respectively. Depreciation expense for the quarters ended March 31, 2005 and 2004 totaled $819,360 and $808,234, respectively.

              The composition of accounts payable and accrued expenses is as follows:

		December 31,
	March 31, 2005
		2004	2003
	(Unaudited)
Deposits	$557,050	$1,509,540	$1,312,943
Trade payables	330,864	389,882	168,600
Accrued payroll and benefits	120,591	83,313	111,735
Accrued fees and assessments	945,311	622,114	559,152

Total accounts payable and accrued expenses	$1,953,816	$2,604,849	$2,152,430

4.     Income Taxes

              Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Significant components of the Hotel's deferred tax liabilities and assets as of December 31, 2004 and December 31, 2003, are as follows:

	December 31,
	2004	2003
Deferred income tax liabilities:
Fixed assets	$1,576,622	$1,743,422
Intangible assets	206,809	193,282

Total	1,783,431	1,936,704
Deferred income tax assets:
Trade receivables	26,121	20,844
Accrued expenses	29,056	41,838

Total	55,177	62,682

Net deferred income tax liability	$1,728,254	$1,874,022

              The net current and noncurrent components of deferred income taxes recognized in the balance sheet are as follows:

	December 31,
	2004	2003
Net current deferred income tax asset	$55,177	$62,682
Net non-current deferred income tax liability	1,783,431	1,936,704

Net deferred income tax liability	$1,728,254	$1,874,022

              Significant components of the provision (benefit) for income taxes from continuing operations are as follows:

	Year Ended December 31,
	2004	2003	2002
Current:
Federal	$760,207	$945,195	$(1,128,873)
State	72,652	73,868	(94,982)

Total current	832,859	1,019,063	(1,223,855)
Deferred:
Federal	(134,227)	111,990	1,031,410
State	(11,542)	9,629	88,687

Total deferred	(145,769)	121,619	1,120,097

Total provision (benefit)	$687,090	$1,140,682	$(103,758)

              A reconciliation of the income tax provision (benefit) from continuing operations and the amount computed by applying the U.S. federal statutory income tax rate to income from continuing operations before income taxes is as follows:

	Fiscal Year Ended
	December 31,
	2004	2003	2002
At U.S. federal income tax rate	35.0%	35.0%	(35.0)%
State income tax, net of federal benefit	3.0%	3.0%	(2.6)%
Nondeductible meals and entertainment	0.1%	0.3%	4.1%
FICA tip credit	(0.3)%	(0.2)%	(1.7)%

	37.8%	38.1%	(35.2)%

              The Hotel calculates its interim tax provision by projecting pre-tax book income (loss) for the full year, computing the income tax thereon, and applying the effective tax rate thus derived to its interim results. Except for discrete period events, to the extent the Hotel makes revisions to its expected annual results and the tax effects thereon, the Hotel adjusts its income tax provision on a cumulative basis.

5.     Related Party Transactions

              All direct costs incurred by the Hotel are paid on behalf of the Hotel by Vail. The amounts due to Vail for these costs, net of cash remitted to Vail by the Hotel, are reflected as a component of Due to Vail in the accompanying balance sheets. All funding necessary to maintain the Hotel's operations, including capital expenditures, is provided by Vail.

              In addition, Vail allocates expenses for certain corporate overhead costs to the Hotel. These costs include corporate oversight, legal, human resources, accounting, information technology and marketing support. The methodology used to allocate corporate overhead is based on a variety of factors including historical revenue, historical service usage, number of employees and other factors. Management considers such allocations to be reasonable; however, such allocations are not necessarily indicative of costs that would have been incurred if the Hotel had performed these functions entirely as a stand-alone entity. For the years ended December 31, 2004, 2003 and 2002, the allocation, which is a included as a component of selling, general and administrative expense in the accompanying statements of operations, totaled $842,534, $731,663 and $539,845, respectively, and totaled approximately $206,727 and $221,551, respectively, for the three months ended March 31, 2005 and 2004. The amounts due to Vail are included as a component of Due to Vail in the accompanying balance sheets.

              All employees providing service to the Hotel are employees of Vail. All employment related costs for these employees are charged to the Hotel by Vail. Allocated expenses for employee-benefits related costs including medical, vacation, 401(k) plan and payroll taxes were $936,606, $879,214 and $774,532 for the years ended December 31, 2004, 2003 and 2002, respectively, and $247,585 and $265,782 for the three months ended March 31, 2005 and 2004, respectively.

              Transactions initiated between the Hotel and Vail could have a different financial statement impact had they occurred in arms length transactions between unrelated entities.

6.     Commitments and Contingencies

Guarantees

              The Hotel is a guarantor of obligations related to $390 million of 6.75% Senior Subordinated Notes (the "6.75% Notes") issued by Vail Resorts,  Inc. Substantially all of Vail's subsidiaries, including the Hotel, are guarantors under the 6.75% Notes on a joint and several basis. The guarantee is a guarantee of payment, not of collectibility. The Hotel would be required to perform under the guarantee if Vail became delinquent on any and all amounts due under the 6.75% Notes, whether at the stated maturity date or by declaration of acceleration, call for redemption or otherwise pursuant to the terms of the underlying indenture. The Hotel's guarantees cover the full amount of principal, interest and premium (if any), and are limited only to the extent that performance under the guarantees would constitute a fraudulent conveyance or fraudulent transfer under applicable law. The Hotel has not recorded any liability related to these guarantees in the accompanying financial statements. In the event that the Hotel makes a payment under these guarantees, it shall be entitled to a contribution from each other guarantor of the 6.75% Notes in the amount of each guarantor's pro rata share of the amount of such payment by the Hotel.

              The Hotel is also a guarantor of obligations under Vail's credit facility ("Credit Facility"). The Credit Facility provides for debt financing to Vail up to an aggregate principal amount of $400 million through a revolving credit facility that matures in January 2010. The Hotel is a Restricted Subsidiary (as defined in the underlying Credit Agreement) with respect to the Credit Facility. Proceeds of borrowings under the Credit Facility may be used for the working capital needs, capital expenditures and other general corporate purposes of Vail and the Restricted Subsidiaries, including the Hotel. Substantially all of Vail's subsidiaries are guarantors under the Credit Facility, and the Credit Facility is also collateralized by a pledge of all of the capital stock of substantially all of Vail's subsidiaries. The Hotel would become liable under the guarantee for all of the outstanding borrowings under the Credit Facility, including any interest or fees due thereunder, as well as any letters of credit issued against the Credit Facility in the event of a default under the terms of the Credit Facility. The Hotel's liability under the guarantee is limited only to the extent that performance under the guarantee would constitute a fraudulent conveyance or fraudulent transfer under applicable law. The guarantee does not provide for any recourse for recovery of any amounts advanced under the guarantee. The Hotel has not recorded any liability related to this guarantee in the accompanying financial statements.

              As permitted under Colorado law, the Hotel indemnifies its directors and officers over their lifetimes for certain events or occurrences while the officer or director is, or was, serving the Hotel in such a capacity. The maximum potential amount of future payments the Hotel could be required to make under these indemnification agreements is unlimited; however, the Hotel has a director and officer insurance policy that limits exposure and should enable the Hotel to recover a portion of any future amounts paid. This indemnification agreement was in effect prior to January 1, 2003 and therefore the Hotel did not record a liability for these agreements as of December 31, 2004 or 2003.

              Under the Franchise Agreement, the Hotel shall indemnify MII and its affiliates, their officers, agents and employees, and their respective successors and assigns, from and against all environmental losses and other losses, costs, liabilities, damages, claims and expenses, of every kind and description, including allegations of negligence by MII and its affiliates and their officers, employees and agents, and including reasonable attorneys' fee, arising out of or resulting from the renovation, operation or use of the Hotel or the Hotel premises or of any other business conducted on or in connection with the Hotel by the Hotel. This indemnification agreement was in effect prior to January 1, 2003 and therefore the Hotel did not record a liability for these agreements as of December 31, 2004 or 2003.

Commitments

              The Hotel entered into the Franchise Agreement on July 23, 2001 with MII for a period of 20 years. Terms of the agreement require that the Hotel pay a fee of 6% of gross room sales and 3% of gross food and beverage sales. In addition, the hotel pays a fee for advertising, promotions sales and marketing equal to 1% of gross room sales. The payment of these expenses to MII is offset by the reward redemption receivable from MII associated with the Hotel's participation in MII's guest rewards programs. For the years ended December 31, 2004, 2003 and 2002, the Hotel recorded franchise fee expense of $1,165,481, $982,612 and $724,690, respectively, and for the three months ended March 31, 2005 and 2004, the Hotel recorded franchise fee expense of $592,371 and $523,962, respectively, which is included in the accompanying statements of operations as a component of selling, general and administrative expenses.

              Additionally under the Franchise Agreement, the Hotel is required to complete certain renovations, including the replacement of certain FF&E items under specific time frames defined under the Franchise Agreement. This agreement was in effect prior to January 1, 2003 and therefore the Hotel does not have a liability recorded for this agreement as of December 31, 2004.

              The Hotel has executed as lessee capital leases for the rental of office equipment through 2008. Amortization of assets held under capital leases is included in depreciation expense.

              Future minimum lease payments under these capital leases as of December 31, 2004 are as follows:

2005	$31,368
2006	31,368
2007	10,120
2008	3,512
2009 and thereafter	—

76,368
Interest payments	(5,373)

Total capital lease obligations	70,995
Current portion of capital lease obligations	(28,027)

Capital lease obligations	$42,968

Legal

              The Hotel is a party to various lawsuits arising in the ordinary course of business. Management believes the Hotel has adequate insurance coverage or has accrued for loss contingencies for all known matters that are deemed to be probable losses and are estimable.

7.     Stock Compensation Plans

              Certain key employees providing services to the Hotel are eligible for option grants under Vail's four fixed option plans: the 1993 Stock Option Plan ("1993 Plan"), the 1996 Long Term Incentive and Share Award Plan ("1996 Plan"), the 1999 Long Term Incentive and Share Award Plan ("1999 Plan") and the 2002 Long Term Incentive and Share Award Plan ("2002 Plan"). Under the 1993 Plan, incentive stock options (as defined under Section 422 of the Internal Revenue Code of 1986) or non-incentive stock options of Common Stock may be issued to key employees, directors, consultants and advisors of Vail or its subsidiaries. Exercise prices and vesting dates for options granted under the 1993 Plan are set by the Compensation Committee of Vail's Board of Directors ("Compensation Committee"), except that the vesting period must be at least six months and exercise prices for incentive stock options may not be less than the stock's market price on the date of grant. The terms of the options granted under the 1993 Plan are determined by the Compensation Committee, provided that all incentive stock options granted have a maximum life of ten years. Shares of Common Stock may be issued in the form of options, stock appreciation rights ("SARs"), restricted shares, restricted share units, performance shares, performance share units, dividend equivalents or other share-based awards under the 1996 Plan, the 1999 Plan and the 2002 Plan. Under the 1996 Plan, the 1999 Plan and the 2002 Plan, awards may be granted to employees, directors or consultants of Vail or its subsidiaries or affiliates. The terms of awards granted under the 1996 Plan, the 1999 Plan and the 2002 Plan, including exercise price, vesting period and life, are set by the Compensation Committee. Stock options are issued at the stock price on the date of the grant.

              A summary of the status of Vail's four fixed option plans as it relates to the Hotel as of December 31, 2004, 2003 and 2002 and changes during the years then ended is presented below:

Fixed Options	Shares Subject to Option	Weighted Average Exercise Price Per Share
Balance at December 31, 2001	—	$—
Granted	4,000	17.34

Balance at December 31, 2002	4,000	$17.34
Granted	2,500	14.73

Balance at December 31, 2003	6,500	$16.33
Granted	4,000	18.73

Balance at December 31, 2004	10,500	$17.25

              The following table summarizes information about fixed options outstanding for Hotel related employees at December 31, 2004, 2003 and 2002:

	Options Outstanding			Options Exercisable
Exercise Price Range Per Share	Shares Outstanding	Weighted- Average Remaining Contractual Life Per Share	Weighted- Average Exercise Price Per Share	Shares Exercisable	Weighted- Average Exercise Price Per Share
December 31, 2004:
$14.73-18.73	10,500	8.9	$17.25	3,501	$16.71
December 31, 2003:
$14.73-17.34	6,500	9.3	$16.33	1,334	$17.34
December 31, 2002:
$17.34	4,000	9.9	$17.34	—	$—

8.     Retirement and Profit Sharing Plans

              Employees providing services to the Hotel participate in Vail's retirement and profit sharing plans. Vail maintains a defined contribution retirement plan, qualified under Section 401(k) of the Internal Revenue Code, for its employees. Under this plan, employees are eligible to make participant before-tax contributions on the first day of the calendar month following the later of: (1) their employment commencement date or (2) the date they turn 21. Participants may contribute up to 100% of their qualifying annual compensation up to the annual maximum specified by the Internal Revenue Code. Vail matches an amount equal to 50% of each participant's contribution up to 6% of a participant's bi-weekly qualifying compensation upon obtaining the later of: (1) 12 consecutive months of employment and 1,000 service hours or (2) 1,500 service hours since the employment commencement date. Vail's matching contribution is entirely discretionary and may be reduced or eliminated at any time. Expenses related to the Plan are included in employee related costs that are charged to the Hotel by Vail (see Note 5).

9.     Sale of Assets

              In March 2005, VAMHC, Inc. entered into non-binding negotiations to sell its assets to an unrelated third party. The accompanying financial statements do not reflect any adjustments which may arise out of the potential transaction.

10.   Segment Information

              Statement of Financial Accounting Standards ("SFAS") No. 131 requires the Hotel to report segment results in a manner consistent with management's internal reporting of operating results to the chief operating decision maker(s) (as defined in SFAS No. 131) for purposes of evaluating segment performance. Due to the limited nature of the Hotel's operations, management of the Hotel has not divided its operations into separate operating segments. Reports reviewed by management to evaluate performance and allocate resources to operations are consistent with the audited financial statements presented herein. Accordingly, no additional segment information is required to be presented.

Independent Auditors' Report

To Capital Hotel Investments, LLC:

              We have audited the accompanying combined balance sheets of the Capital Hotel Investments, LLC Four Pack ("CHI"), as of December 31, 2004 and 2003, and the related combined statements of operations, net assets (deficit) and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the management of CHI. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CHI's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the CHI as of December 31, 2004 and 2003, and the combined results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Hartford, Connecticut
April 28, 2005

CAPITAL HOTEL INVESTMENTS, LLC FOUR PACK

COMBINED BALANCE SHEETS

	December 31, 2004	December 31, 2003
ASSETS
Property and equipment, net	$226,221,595	228,287,281
Cash and cash equivalents	3,842,555	4,951,409
Restricted cash	18,167,785	22,744,678
Accounts receivable, net	7,619,595	6,373,703
Inventory	956,935	931,114
Deferred financing costs, net	1,718,095	3,453,354
Interest rate cap agreements	4,260	184,190
Due from affiliates	6,486,868	7,424,176
Prepaid expenses and other assets	483,887	521,028

Total assets	$265,501,575	274,870,933

LIABILITIES AND NET DEFICIT
Liabilities:
Mortgage debt	$175,770,588	178,748,964
Note payable due to Marriott International, Inc.	52,786,498	45,821,801
Senior Mezzanine Debt	18,990,588	19,863,249
Accounts payable	3,896,984	3,814,578
Accrued liabilities	5,577,745	4,224,736
Accrued interest	1,767,936	1,606,039
Due to Marriott International, Inc.	1,480,295	1,394,115
Due to affiliates	43,065,201	40,512,074
Advance deposits	1,729,823	1,580,773

Total liabilities	305,065,658	297,566,329
Net deficit	(39,564,083)	(22,695,396)

Total liabilities and net deficit	$265,501,575	274,870,933

See accompanying notes to combined financial statements.

CAPITAL HOTEL INVESTMENTS, LLC FOUR PACK

COMBINED STATEMENTS OF OPERATIONS

	Period from January 1, 2005 or 2004 through		Year ended
	June 17, 2005	June 18, 2004	December 31, 2004	December 31, 2003	December 31, 2002
	(unaudited)
Revenues:
Rooms	$42,744,300	39,552,727	79,884,085	72,838,565	70,299,736
Food and beverage	23,511,697	22,449,637	46,645,976	42,543,418	40,329,106
Telephone and other	4,461,744	4,103,989	8,608,180	7,386,081	7,463,582

Total revenues	70,717,741	66,106,353	135,138,241	122,768,064	118,092,424

Operating costs and expenses:
Rooms	9,483,062	8,836,462	19,213,727	17,522,569	16,251,686
Food and beverage	16,366,704	16,152,297	34,560,051	31,879,708	30,126,907
Telephone and other	2,337,237	2,351,787	5,325,446	4,559,441	4,043,570
General and administrative	7,290,498	7,045,483	15,728,954	14,302,749	13,694,707
Marketing	4,417,909	4,309,504	9,480,651	8,910,689	8,503,010
Property taxes	1,263,304	1,336,217	2,816,100	2,244,606	2,906,995
Building insurance	577,896	600,460	1,377,672	1,495,492	1,401,926
Utilities	2,987,788	2,548,234	6,115,061	5,577,082	5,085,423
Property maintenance	2,989,089	2,919,466	6,609,149	6,264,843	6,117,627
Base management fees	2,117,631	1,981,764	4,043,396	3,675,437	3,542,772
Incentive management fees	116,392	31,534	68,105	—	—
Ground rent	18,300	18,300	36,600	36,404	34,408
Asset management fees	670,366	674,380	1,445,100	1,445,100	1,651,028
Depreciation and amortization	7,956,469	7,537,313	17,361,888	15,413,252	14,777,522

Total operating costs and expenses	58,592,645	56,343,201	124,181,900	113,327,372	108,137,581

Operating income	12,125,096	9,763,152	10,956,341	9,440,692	9,954,843

Other income (expense):
Interest expense	(11,938,446)	(10,944,421)	(23,969,613)	(23,311,946)	(18,213,484)
Interest income	363,468	143,336	427,456	103,730	134,471

Income (loss) before income taxes	550,118	(1,037,933)	(12,585,816)	(13,767,524)	(8,124,170)
Income taxes	(17,690)	(7,603)	(9,985)	240,648	(158,758)

Net income (loss)	$532,428	(1,045,536)	(12,595,801)	(13,526,876)	(8,282,928)

See accompanying notes to combined financial statements.

CAPITAL HOTEL INVESTMENTS, LLC FOUR PACK

COMBINED STATEMENTS OF NET ASSETS (DEFICIT)
For the Years ended December 31, 2004, 2003 and 2002

Balance at December 31, 2001	$5,986,550
Capital contributions	572,855
Net loss	(8,282,928)

Balance at December 31, 2002	(1,723,523)
Capital contributions	188,463
Dividends to Parent	(7,633,460)
Net loss	(13,526,876)

Balance at December 31, 2003	(22,695,396)
Net loss	(12,595,801)
Dividends to Parent	(4,387,806)
Capital contributions	114,920

Balance at December 31, 2004	$(39,564,083)

See accompanying notes to combined financial statements.

CAPITAL HOTEL INVESTMENTS, LLC FOUR PACK

COMBINED STATEMENTS OF CASH FLOWS

	Period from January 1, 2005 or 2004 through		Year ended
	June 17, 2005	June 18, 2004	December 31, 2004	December 31, 2003	December 31, 2002
	(unaudited)
Cash flows from operating activities:
Net income (loss)	$532,428	(1,045,536)	(12,595,801)	(13,526,876)	(8,282,928)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	7,956,469	7,537,313	17,361,888	15,413,252	14,777,522
Amortization of deferred financing costs	801,407	809,788	1,735,259	1,735,259	1,940,006
Deferred interest	3,848,011	3,359,213	6,964,697	5,550,761	—
Fair value adjustment to interest rate cap	(3,103)	144,339	179,930	575,590	—
Casualty loss	—	—	80,683	—	—
Other	—	—	9,144	(1,742)	(3,148)

Changes in operating accounts:
Accounts receivable, net	(2,208,569)	(1,979,405)	(1,250,768)	25,816	(962,538)
Inventory	152,078	(41,560)	(25,821)	(199,338)	(146,422)
Prepaid expenses and other assets	3,070	17,967	37,141	157,774	(22,946)
Restricted cash	(1,458,427)	(1,788,132)	(254,534)	(3,873,680)	1,410,514
Accounts payable	(120,953)	(711,656)	82,406	326,732	1,154,162
Accrued liabilities	(1,285,079)	(133,713)	1,353,009	75,332	(650,538)
Due to Marriott International, Inc.	1,053,399	315,016	86,180	(214,804)	312,923
Advance deposits	35,062	(258,633)	149,050	(906,492)	(443,123)
Accrued interest	(479,726)	(666,185)	161,897	1,606,039	(1,291,999)
Due to affiliate	3,834,487	(235,509)	3,490,435	7,520,637	(7,904,145)

Net cash provided by operating activities	12,660,554	5,323,307	17,564,795	14,264,260	(112,660)

Cash flows from investing activities:
Additions to furniture, fixtures and equipment	(2,772,616)	(5,300,664)	(15,383,179)	(3,679,408)	(8,338,699)
Proceeds from disposition of assets	—	—	—	—	376,253
Restricted cash—property improvement fund	(162,348)	—	4,831,427	(1,129,027)	1,865,852
Other	—	—	2,026	9,358	—

Net cash used in investing activities	(2,934,964)	(5,300,664)	(10,549,726)	(4,799,077)	(6,096,594)
Cash flows from financing activities:
Repayments of mortgage debt	(4,079,821)	(1,646,549)	(2,978,376)	(2,151,036)	(190,000,000)
Repayments of senior mezzanine debt	(4,724,754)	(689,405)	(872,661)	(236,751)	—
Proceeds from mortgage debt	—	—	—	—	180,900,000
Proceeds from notes payable due to Marriott International, Inc.	—	—	—	—	1,391,040
Proceeds from senior mezzanine debt	—	—	—	—	20,100,000
Cash paid for deferred financing costs	—	—	—	(15,630)	(6,107,068)
Cash paid for interest rate cap agreements	—	—	—	(759,780)	—
Capital contributions	—	—	114,920	188,463	572,855
Dividends to parent	(80,685)	—	(4,387,806)	(7,633,460)	—

Net cash provided by (used in) financing activities	(8,885,260)	(2,335,954)	(8,123,923)	(10,608,194)	6,856,827

Net increase (decrease) in cash and cash equivalents	840,330	(2,313,311)	(1,108,854)	(1,143,011)	647,573
Cash and cash equivalents at beginning of period	3,842,555	4,951,409	4,951,409	6,094,420	5,446,847

Cash and cash equivalents at end of period	$4,682,885	2,638,098	3,842,555	4,951,409	6,094,420

Supplemental disclosure of cash flow information:
Cash paid for interest	$7,771,860	7,297,266	12,462,743	11,980,864	17,817,882
Cash paid (received) for income taxes	23,660	7,870	16,801	(390,653)	663,792

See accompanying notes to combined financial statements.

CAPITAL HOTEL INVESTMENTS, LLC FOUR PACK
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 AND 2003

(1)   Basis of Presentation

              The accompanying combined financial statements of the Capital Hotel Investments, LLC Four Pack (the "Hotels"), have been prepared pursuant to the requirements of a letter of intent between the owner, Capital Hotel Investments, LLC ("CHI") and DiamondRock Hospitality Company (DiamondRock). The Hotels are wholly-owned by Capital Hotel Investments Financing I, LLC, a Delaware limited liability Company. Capital Hotel Investments Financing I, LLC is wholly owned by CHI, a Delaware limited liability company formed on January 10, 2000, which is owned 90% by Blackacre Hotel Investment, LLC and 10% by Marriott International, Inc. ("Marriott"). The Hotels and two other hotel properties not included in the combined financial statements comprise the investments of CHI. CHI is jointly and severally liable for the total debt balance related to the six hotels owned by CHI, a portion of which has been allocated to the four hotels presented in these combined financial statements. The Hotels are all managed by affiliates of Marriott. A description of the Hotels is as follows:

Hotel	Number of rooms	Location
Marriott Los Angeles Airport	1,004	Los Angeles, California
Frenchman's Reef and Morning Star Beach Resort	481	St. Thomas, USVI
Renaissance Worthington Hotel	504	Fort Worth, Texas
Marriott Atlanta Alpharetta	318	Atlanta, Georgia

              The Hotels are owned by wholly owned subsidiaries of CHI as follows:

Hotel	Ownership entity
Marriott Los Angeles Airport	BCM/CHI LAX, Inc.
Frenchman's Reef and Morning Star Beach Resort	BCM/CHI Cayman Islands, Inc.
Renaissance Worthington Hotel	BCM/CHI Worthington, Inc.
Marriott Atlanta Alpharetta	BCM/CHI Alpharetta, Inc.

              The accompanying combined financial statements present the combined financial position, results of operations, and cash flows of the Hotels by combining the accounts of BCM/CHI LAX, Inc., BCM/CHI Cayman Islands, Inc., BCM/CHI Worthington, Inc. and BCM/CHI Alpharetta, Inc. (the "Entities") as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and the results of operations for the periods ended June 17, 2005 (unaudited) and June 18, 2004 (unaudited). The accompanying unaudited statements of operations for the periods ended June 17, 2005 and June 18, 2004, respectively include the hotel-level operating results of the Frenchman's Reef and Morning Star Beach Resort for the periods from January 1, 2005 to May 31, 2005 and January 1, 2004 to May 31, 2004, respectively, due to the fact that the Frenchman's Reef and Morning Star Beach Resort fiscal quarters are based on a calendar year. The accompanying unaudited interim statements of operations reflect all non hotel-level expenses, including depreciation and amortization, interest expense and asset management fees are recorded for the entire periods ended June 17, 2005 and June 18, 2004, respectively. All inter-entity transactions and balances have been eliminated in conjunction with the combination of the Entities. Accordingly, the accompanying combined financial statements reflect the combined financial position, results of operations and cash flows of the Entities.

              The combined financial statements for the periods from January 1, 2005 to June 17, 2005 and January 1, 2004 to June 18, 2004 are unaudited. In the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of such combined financial statements have been included. The results of operations for these periods are not necessarily indicative of the Hotel's future results of operations for the full year ending December 31, 2005 because of the seasonal nature of some of the Hotels.

              The accompanying combined financial statements include allocated costs and obligations incurred centrally by CHI. These costs and obligations are allocated as follows:

Cost/obligation	Allocation method
CHI corporate expenses	Allocated to each hotel on a pro rata basis based on the number of hotel rooms relative to all CHI hotels.
Income taxes	Allocated to each hotel based on the individual hotel income.
Asset management fees	Allocated to each hotel on a pro rata basis based on the number of hotel rooms relative to all CHI hotels.
Mortgage debt/Senior Debt	Allocated to each hotel based on the contractual principal allocation.
Note payable due to Marriott International, Inc.	Allocated to each hotel based on the contractual mezzanine debt principal allocation.
Marriott mezzanine supplemental note	Allocated to each hotel based on the amount of supplemental proceeds utilized by the respective hotel.

              The central costs and obligations have been allocated to the Hotels on a consistent basis during the periods presented. CHI management believes that the allocation methods of these costs and obligations are reasonable.

(2)   Summary of Significant Accounting Policies

    (a) Basis of Accounting

              The combined financial statements are presented on the accrual basis.

    (b) Use of Estimates in the Preparation of Financial Statements

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

    (c) Revenues

              Hotel revenues are recognized when the services are provided. Revenues consist of room sales, food and beverage sales, and other department revenues such as telephone and gift shop.

    (d) Property and Equipment

              Property and equipment is recorded at cost. Replacements and improvements are capitalized, while repairs and maintenance are expensed as incurred.

              Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Depreciable life
Hotel buildings	31.5 years
Furniture, fixtures and equipment	5 years
Vehicles	5 years

              Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets.

              Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of a hotel may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at a hotel. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel exceed its carrying values. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to a hotel's estimated fair value is recorded and an impairment loss recognized. To date, no such losses have been incurred.

    (e) Income Taxes

              The Entities are subject to various income and/or capital taxes in the United States and the US Virgin Islands. For certain of the entities, CHI made the election to qualify as real estate investment trusts ("REIT") for federal income tax purposes. Accordingly, the Entities that elected REIT status are not subject to federal income tax, provided that distributions to its shareholders equal the REIT taxable income, as defined under the Internal Revenue Code (the "Code"), and certain other conditions are met.

              In conjunction with the Tax Relief Extension Act of 1999, CHI is permitted to participate in certain activities which were previously precluded in order to maintain REIT status for the REIT entities, as long as these activities are conducted in entities which elect to be treated as taxable subsidiaries under the Code. As such, the Hotels are subject to federal income tax on the income from these activities.

              For entities that are subject to taxation, CHI uses the asset and liability method of accounting for income taxes which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the applicable entities assets and liabilities. The income tax provision or benefit reflected in the Hotels combined statements of operations represents the income and/or capital taxes of CHI's taxable subsidiaries. The tax effects of its activities are reportable on the income tax returns of the entity members.

    (f) Cash and Cash Equivalents

              All highly liquid investments with a maturity of three months or less at date of purchase are considered cash equivalents.

    (g) Restricted Cash

              A property improvement fund was established pursuant to the management agreements with Marriott to fund capital expenditures at the Hotel's (see note 4). In addition to the property improvement fund, accounts are maintained to fund insurance premiums, real estate taxes, ground lease payments and general reserves required under the cash management agreement.

    (h) Deferred Financing Costs

              Deferred financing costs consist of the unamortized balance of loan fees and other costs incurred in connection with the issuance of debt. Amortization of deferred financing costs is computed using the straight-line method, which approximates the effective interest method, over the life of the debt and is included in interest expense in the accompanying combined statements of operations.

    (i) Inventory

              The carrying value of inventory, consisting primarily of china, glassware, linen and perishable food and beverage items, are based on physical inventories stated at the lower of cost or fair value. Charges to operating expenses are based on actual usage using the first-in, first-out method. Expenditures for stationary, brochures and menus are expensed as incurred.

    (j) Derivative Financial Instruments

              The Hotels are currently party to interest rate caps, which are considered derivative financial instruments. The fair values of the interest rate caps are recorded on the Hotels' combined balance sheets and gains or losses from the changes in the fair value of the contracts are recorded in interest expense. See note 6 for disclosures on fair value of the interest rate caps.

    (k) Advance Deposits

              Advance deposits consist mainly of amounts collected for rooms, banquets, food and beverage, and other property operations in advance of providing services.

(3)   Property and Equipment

              Property and equipment consists of the following:

	December 31, 2004	December 31, 2003
Land	$27,637,395	27,637,394
Building	204,721,351	201,145,590
Furniture, fixtures and equipment	54,975,913	46,757,787
Vehicles	82,077	50,836

Subtotal	287,416,736	275,591,607
Less accumulated depreciation	(61,195,141)	(47,304,326)

Total	$226,221,595	228,287,281

(4)   Management Agreements

              The Hotels are managed by affiliates of Marriott pursuant to long-term management agreements, which expire in 2051, including all renewal periods. Pursuant to the terms of the management agreements, the manager earns a base management fee of 3% of hotel sales and an incentive management fee, which is calculated as 25% of Available Cash Flow, as defined in the management agreement. Base management fees were $4,043,396, $3,675,437 and $3,542,772 for the years ended December 31, 2004, 2003 and 2002, respectively. Base management fees were $2,117,631 and $1,981,764 for the twenty-four week periods ended June 17, 2005 and June 18, 2004, respectively (unaudited). Incentive management fees were $68,105 for the year ended December 31, 2004. No incentive management fees were earned during each the years ended December 31, 2003 and 2002. Incentive management fees were $116,392 and $31,534 for the twenty-four week periods ended June 17, 2005 and June 18, 2004, respectively (unaudited).

              The management agreements provide for the establishment of a property improvement fund to cover the cost of replacements and renewals of furniture and fixtures at the Hotel. Contributions to the property improvement fund are based on 4%-5.5% of the gross revenues of each of the individual hotels. Contributions to the property improvement fund were $6,483,044, $5,504,769 and $4,997,293 for the years ending December 31, 2004, 2003 and 2002, respectively. Contributions to the property improvement fund were $3,576,781 and $3,120,846 for the twenty-four week periods ended June 17, 2005 and June 18, 2004, respectively (unaudited).

(5)   Lease Obligations

              The Renaissance Worthington Hotel is located on a portion of a site that is leased from a third party for an initial term that expires in 2022. Ground rent on this land parcel was $36,600, $36,404 and $34,408 for the years ending December 31, 2004, 2003 and 2002, respectively. Ground rent on this land parcel was $18,300 for the twenty-four week periods ended June 17, 2005 and June 18, 2004 (unaudited).

              The Hotels have entered into various operating leases as part of the operations at the individual hotels for items such as copiers, computer equipment and vehicles. Future minimum annual rental commitments under noncancelable operating leases as of December 31, 2004 are as follows:

2005	$338,198
2006	278,940
2007	191,737
2008	121,651
2009	54,004
Thereafter	8,451

$992,981

(6)   Debt

              On December 31, 2002, CHI refinanced its prior mortgage debt with a new $315,000,000 credit facility with a third party financial institution (the "Mortgage Debt"). The Hotels were allocated $180,900,000 of the $315,000,000 Mortgage Debt. The Mortgage Debt is secured by fee simple and leasehold mortgages, assignment of rents and security interest in all furniture, fixtures and equipment, accounts receivable and other assets of certain subsidiaries of CHI. The Mortgage Debt is a joint and several obligation of each of the hotels owned by CHI, including the Hotels. The accompanying financial statements reflect the allocable interest costs and principal of the Mortgage Debt relating to the Hotels in accordance with the terms of the debt agreements. Interest is payable monthly up to and including the maturity date of January 1, 2006. The aggregate Mortgage Debt has four tranches with two components that have outstanding balances as of December 31, 2004, in order of priority as follows:

Source	Loan amount	Interest rate
Senior Participant A	$175,000,000	LIBOR plus 1.28%
Junior Participant B-1	19,400,000	LIBOR plus 4.5%
Junior Participant B-2	50,000,000	The greater of LIBOR or 2.5%, plus 5.33% up to $40,000,000 and LIBOR plus 5.33% in excess of $40,000,000
Junior Participant B-3	30,000,000	The greater of LIBOR or 2.5%, plus 7.25%
Junior Participant B-4	31,668,188	The greater of LIBOR or 3%, plus 10.15%

              The required principal payments of the Hotel's allocable portion of the Mortgage Debt as of December 31, 2004 are as follows:

2005	$2,536,429
2006	173,234,159

$175,770,588

              The aggregate Mortgage Debt contains a provision that may require CHI to make accelerated principal payments in 2004 and 2005 on the aggregate Mortgage Debt and Senior Mezzanine Debt (see below). The accelerated principal payments are capped at $10,000,000 and $12,000,000 for the years ended December 31, 2004 and 2005, respectively, depending on availability of cash. CHI made principal payments on behalf of the Hotels of $2,978,376 and $2,151,036 for the years ended December 31, 2004 and 2003, respectively.

              The Mortgage Debt and Senior Mezzanine Debt agreements contain provisions whereby the properties may be released by the lenders upon partial sale of the properties by meeting certain conditions, one of which is providing a release amount as defined. The release amount is approximately 125% of the allocated loan amount as presented in the accompanying combined financial statements or approximately $50 million more than the allocated loan amount. In addition, upon prepayment prior to maturity, the borrowers are required to make an exit fee payment to the lenders.

              The Mortgage Debt requires the operating cash flow of the Hotels to be restricted in accordance with a cash management agreement between CHI and two third party financial institutions. The cash management agreement generally restricts the use of operating cash flow to the payment of debt service. Accelerated principal payments on the Mortgage Debt and Senior Mezzanine Debt are subject to the cash management agreement.

              The Mortgage Debt contains various restrictive covenants. As of December 31, 2004, the Hotels are in compliance with the covenants.

              As of December 31, 2004, CHI has an interest rate cap outstanding for the Mortgage Debt. As of December 31, 2004, the fair market value of the interest rate cap was $4,185.

              The Hotel's outstanding Mortgage Debt as of December 31, 2004 and 2003 is as follows:

Hotel	December 31, 2004	December 31, 2003
Marriott Los Angeles Airport	$63,837,079	64,918,778
Frenchman's Reef and Morning Star Beach Resort	41,975,066	42,686,320
Renaissance Worthington Hotel	43,724,027	44,464,916
Marriott Atlanta Alpharetta	26,234,416	26,678,950

Total	$175,770,588	178,748,964

              CHI entered into a $35,000,000 senior mezzanine debt arrangement with a third party financial institution ("Senior Mezzanine Debt"). The Senior Mezzanine Debt is collateralized by security interests in the membership interests in the Entities and is cross-defaulted with the Mortgage Debt. Interest only payments are payable at 10.15% plus the greater of LIBOR or 3% up to the maturity date of January 1, 2006, at which time all unpaid principal and interest is due. The Mortgage Debt cash management agreement also requires prepayments on the Senior Mezzanine Debt. As of December 31, 2004, CHI has an interest rate cap outstanding for the Senior Mezzanine Debt. As of December 31, 2004, the fair market value of the interest rate cap was $75.

              The Hotel's outstanding Senior Mezzanine Debt as of December 31, 2004 and 2003 are as follows:

Hotel	December 31, 2004	December 31, 2003
Marriott Los Angeles Airport	$6,897,079	7,214,016
Frenchman's Reef and Morning Star Beach Resort	4,535,066	4,743,463
Renaissance Worthington Hotel	4,724,027	4,941,107
Marriott Atlanta Alpharetta	2,834,416	2,964,663

Total	$18,990,588	19,863,249

              In 2000, CHI established revolving mezzanine loan facilities with Marriott International Capital Corporation ("MICC"), which were refinanced on December 31, 2002 ("Junior Mezzanine Debt"). A maximum principal amount of $200,000,000 could have been borrowed under the Revolving Credit Facility and Expandable Deficit Mezzanine Component, as defined. During 2000 and 2001, CHI borrowed $85,216,610 under the Revolving Credit Facility to partially finance the purchase of the six original Hotels. In 2002, CHI borrowed a final $8,464,073 and eliminated the Revolving Credit Facility and Expandable Deficit Mezzanine Component. The total balance owed by CHI, inclusive of deferred interest, was $122,794,822 and $106,593,166 as of December 31, 2004 and 2003, respectively. The Junior Mezzanine Debt requires monthly interest only payments at a fixed rate of 14% per annum up to the maturity date, at which time the entire unpaid principal balance and unpaid interest shall be due and payable. The maturity date of the Junior Mezzanine Debt is January 1, 2006. To the extent that owner distributions available for interest, as defined, are insufficient to make the monthly payments, CHI is entitled to defer interest to the extent of the deficiency. For the years ended December 31, 2004, 2003 and 2002, CHI incurred $7,048,661, $6,103,168, and 5,509,855, respectively, in interest related to the Junior Mezzanine Debt. For the twenty-four week periods ended June 17, 2005 and June 18, 2004, interest expense in the amount of $3,583,417 and $3,151,072 (unaudited), respectively, was incurred. All interest expense related to the Junior Mezzanine Debt subsequent to December 31, 2002 has been deferred. The Junior Mezzanine Debt is collateralized by security interests in the members' interests in CHI. The Junior Mezzanine Debt is cross-defaulted with the Mortgage Debt and the Senior Mezzanine Debt. Only the Hotel's allocated portion of the Junior Mezzanine Debt are reflected in these combined financial statements. The outstanding balance of the Junior Mezzanine Debt was $52,786,498 and $45,821,801 as of December 31, 2004 and 2003, respectively.

(7)   Fair Value of Financial Instruments

              The fair values of financial assets such as cash and cash equivalents, receivables and payables are equal to their carrying values. Mortgage Debt and Senior Mezzanine Debt approximate carrying values due to the generally variable rate terms of the debt. It is not practical to estimate the fair value of the Junior Mezzanine Debt due to the related party nature of the debt.

(8)   Related Party Transactions

    Asset Management Fee

              For each of the Hotels, monthly asset management fees in an amount equal to 0.50% per annum of total investment cost, as defined by the CHI LLC Agreement, are payable to Capital Hotel Management, LLC which is partially owned by Blackacre. For the years ended December 31, 2004, 2003 and 2002, the Hotels incurred asset management fees of $1,445,100, $1,445,100 and $1,651,028, respectively. Asset management fees were $670,366 and $674,380 for the twenty-four week periods ended June 17, 2005 (unaudited) and June 18, 2004 (unaudited), respectively.

    Due From Affiliate

              The Hotels have made advances to its parent, Capital Hotel Investments Financing I, LLC (CHIF) in the ordinary course of business. CHIF repays the advances through dividends received from its subsidiaries. Interest is charged at the Applicable Federal Rate on all advances that are outstanding for more than one year. These amounts are expected to be repaid in full upon sale of the applicable Hotel. The amounts outstanding including interest were $6,486,868 and $7,424,176 at December 31, 2004 and 2003, respectively.

    Due to Affiliate

              The Hotels have borrowed various amounts from CHI and affiliates. The amounts are as follows:

	December 31, 2004	December 31, 2003
Loans payable to CHIF	$25,389,000	25,389,000
Interest payable to CHIF on loans	4,901,145	2,616,135
Due to CHI for interest paid on the Junior Mezzanine Debt	11,264,372	11,264,372
Due to CHI for expense allocations	1,510,684	1,242,567

	$43,065,201	40,512,074

              Loans payable were taken out by the Hotels from its parent to fund the purchase of the Hotels. Interest is charged in accordance with the loan agreements at 9% per year. The note along with any unpaid interest will be paid off upon an Acceleration Event, as defined in the documents. The notes are subordinate to all third party financing. CHI is defined as the borrower on the Junior Mezzanine note and is responsible for paying the interest on the note. The payable shown in the table is the interest paid on behalf of the Hotels during 2002, 2001, and 2000. Interest was deferred in accordance with the terms of the loan agreement during 2004, 2003 and for the second quarters ending June 17, 2005 and June 18, 2004, respectively, and is included in the note balance. CHI pays various expenses which it must allocate among the entities in the group. Repayments are made as cash is available and is expected to be made in full upon the sale of the Hotels.

(9)   Income Taxes

              Certain wholly owned corporate subsidiaries are subject to various income and/or capital taxes in the United States and the U.S. Virgin Islands. The net income tax benefit for the year ended December 31, 2003 consists primarily of federal refunds received as a result of net operating loss carrybacks and state refundable incentive credits. The income tax provision for the years ended December 31, 2004 and 2002, respectively, and for the periods ended June 17, 2005 and June 18, 2004 (unaudited), consist solely of state capital taxes imposed on certain REITs and their taxable REIT subsidiaries.

              Deferred income taxes result from temporary differences between amounts of assets and liabilities as measured for income tax return and financial statement purposes. The significant components of the Company's net deferred tax assets and liabilities at December 31, 2004 and 2003 is as follows:

	December 31, 2004	December 31, 2003
Net operating loss carryforwards	$10,063,543	8,811,796
Other	259,847	91,507

Deferred tax assets	10,323,390	8,903,303
Deferred tax liabilities	(809,762)	(4,772,614)

Net deferred tax asset	9,513,628	4,130,689
Less: Valuation allowance	(9,513,628)	(4,130,689)

Net deferred tax asset	$—	—

              Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, requires that a valuation allowance be recorded against deferred tax assets when it is believed that it is more likely than not that all or a portion of the benefit will not be realized. At December 31, 2004 and 2003, management believes that it is more likely than not that the net deferred tax asset will not be realized.

(10) Commitments and Contingencies

              CHI and the Hotels are involved from time to time in litigation arising in the normal course of business, none of which is expected to have a material adverse effect on the accompanying combined financial statement financial position, results of operations or cash flows.

Independent Auditors' Report

The Members
Oak Brook Hotel, LLC and Gateway Illinois Properties, LLC:

              We have audited the accompanying combined balance sheets of the Oak Brook Hills Hotel and Resort (the Hotel), as of June 30, 2005 and 2004, and the related combined statements of operations, net assets, and cash flows for each of the years then ended. These financial statements are the responsibility of management of the Hotel. Our responsibility is to express an opinion on these combined financial statements based on our audits.

              We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Hotel's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Hotel as of June 30, 2005 and 2004, and the combined results of its operations and its combined cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

August 5, 2005
McLean, Virginia

OAK BROOK HILLS HOTEL AND RESORT

COMBINED BALANCE SHEETS
June 30, 2005 and 2004

	2005	2004
ASSETS
Property and equipment, net	$38,404,526	$40,357,295
Intangible lease asset, net	5,358,276	5,619,655
Accounts receivable, less allowance for doubtful accounts of $201,652 and $127,024, respectively	2,806,009	2,585,210
Inventory	514,965	522,382
Income tax refund receivable	313,400	313,400
Prepaid expenses and other	176,963	297,723
Cash and cash equivalents	1,606,355	1,005,887

	$49,180,494	$50,701,552

LIABILITIES AND NET ASSETS
Liabilities:
Accounts payable and accrued expenses	$1,360,801	$1,522,981
Advance deposits and unearned revenue	961,811	690,249

Total liabilities	2,322,612	2,213,230
Net assets	46,857,882	48,488,322

	$49,180,494	$50,701,552

See accompanying notes to combined financial statements.

OAK BROOK HILLS HOTEL AND RESORT

COMBINED STATEMENTS OF OPERATIONS
Years ended June 30, 2005 and 2004

	2005	2004
Revenue:
Rooms	$8,686,857	$8,648,088
Food and beverage	8,816,840	8,786,204
Conference services	3,637,942	3,801,197
Golf, pro shop and fitness center	1,800,211	1,812,573
Other	744,376	747,880

Total revenue	23,686,226	23,795,942

Operating costs and expenses:
Rooms	2,394,536	2,307,661
Food and beverage	6,121,860	6,388,983
Conference services	1,830,062	1,925,620
Golf, pro shop and fitness center	1,049,451	969,770
Other	420,894	421,292
Management fees	461,255	450,942
Administrative and general	2,584,018	2,460,224
Sales and marketing	1,500,747	1,860,929
Property operation and maintenance	1,012,426	1,115,015
Energy	1,066,940	1,033,520
Property taxes	347,450	378,771
Insurance	179,867	314,116
Intangible lease	261,379	261,379
Depreciation	2,156,701	3,003,818

Total operating costs and expenses	21,387,586	22,892,040

Net income	$2,298,640	$903,902

See accompanying notes to combined financial statements.

OAK BROOK HILLS HOTEL AND RESORT

COMBINED STATEMENTS OF NET ASSETS
Years ended June 30, 2005 and 2004

Balance at July 1, 2003	$51,288,420
Distributions to members	(3,704,000)
Net income	903,902

Balance at June 30, 2004	48,488,322
Distributions to members	(3,929,080)
Net income	2,298,640

Balance at June 30, 2005	$46,857,882

See accompanying notes to combined financial statements.

OAK BROOK HILLS HOTEL AND RESORT

COMBINED STATEMENTS OF CASH FLOWS
Years ended June 30, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net income	$2,298,640	$903,902
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,156,701	3,003,818
Intangible lease	261,379	261,379
Increase in accounts receivable, net	(220,799)	(45,021)
Decrease in inventory	7,417	183,384
Decrease (increase) in prepaids and other	120,760	(157,883)
Decrease in accounts payable and accrued expenses	(162,180)	(243,036)
Increase in advanced deposits and unearned revenue	271,562	(102,054)

Net cash provided by operating activities	4,733,480	3,804,489

Cash flows used in investing activities—additions to property and equipment	(203,932)	(425,520)

Cash flows used in financing activities:
Distributions to members	(3,929,080)	(3,704,000)

Net increase (decrease) in cash and cash equivalents	600,468	(325,031)
Cash and cash equivalents at beginning of year	1,005,887	1,330,918

Cash and cash equivalents at end of year	$1,606,355	$1,005,887

See accompanying notes to combined financial statements.

OAK BROOK HILLS HOTEL AND RESORT
NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and 2004

(1)   Organization

              Prior to July 29, 2005, Gateway Illinois Properties, LLC ("Gateway"), a wholly owned subsidiary of the Los Angeles County Employees Retirement Association ("LACERA"), owned the 384 room Oak Brook Hills Hotel and Resort (the "Hotel") located at 3500 Midwest Road, Oak Brook, IL. Oak Brook Hotel, LLC (Oak Brook), is organized as a limited liability company under the laws of California. The members of Oak Brook are (LACERA), with an interest of 99%, and Gateway Oak Brook NHC, Inc. (a wholly owned subsidiary of LACERA), with an interest of 1% (collectively, the Members).

              Gateway was formed to acquire and own the Hotel, which has conference facilities and a golf course. Gateway leased the Hotel to Oak Brook, which operated the hotel and owned the Hotel's leasehold improvements, furnishings, and equipment. The interests in the Hotel's assets, liabilities and operations of Gateway and Oak Brook have been combined in these financial statements and inter-entity transactions and balances have been eliminated.

              On July 29, 2005 the assets and liabilities of Oak Brook and Gateway were sold to DiamondRock Hospitality Company (DiamondRock).

(2)   Summary of Significant Accounting Policies

  (a)    Basis of Accounting

                  The assets and liabilities in these financial statements are recorded at their historical costs.

  (b)    Use of Estimates in the Preparation of Financial Statements

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (c)    Revenues

                  Revenues from hotel operations are recognized when the services are provided. Revenues consist of room sales, golf sales, food and beverage sales, and other hotel department revenues, such as telephone and gift shop sales. Deposits received for future services are recorded as advanced deposits and are recognized as revenue when the services are provided. Golf membership revenue is recognized ratably over the service period.

  (d)    Property and Equipment

                  Property and equipment is recorded at cost. Replacements and improvements are capitalized, while repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 40 years for building and five to seven years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets.

                  The Hotel assesses impairment of real estate properties based on whether estimated undiscounted future cash flows from the Hotel property are less than its net book value. If the Hotel property is impaired, a loss is recorded for the difference between the fair value and net book value of the property. No impairment charges were recorded for 2005 or 2004.

  (e)    Income Taxes

                  During 2005, Gateway and Oak Brook are treated as a limited liability companies (LLC) for federal and state income tax purposes. Under the existing provisions of the Internal Revenue Code, taxable income or loss of an LLC is passed-thru to the members for income tax purposes. Accordingly, no provision for income taxes has been provided for in the accompanying combined financial statements for the year ended June 30, 2005.

                  Gateway was an LLC during 2004, accordingly, no income tax expense or benefit was recorded for the year ended June 30, 2004.

                  Oak Brook through a series of transactions, converted to an LLC in 2004. At the time of the conversion, all deferred tax assets and liabilities were written off in connection with the change in tax status.

                  Prior to its conversion to an LLC in 2004, Oak Brook accounted for income taxes using the asset and liability method of accounting as if the combined group were a separate entity. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. To the extent that current available evidence about the future raises doubt about the realization of a deferred tax asset, a valuation allowance must be established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (f)    Cash Equivalents

                  Cash equivalents represent liquid investments purchased with an original maturity of three months or less.

  (g)    Inventories

                  Inventories consist primarily of food and beverage and purchased retail goods and are stated at the lower of cost or market.

(3)   Property and Equipment

              Property and equipment consists of the following at June 30,:

	2005	2004
Land	$9,550,000	9,550,000
Building	32,582,944	32,582,944
Leasehold improvements	169,428	169,428
FF&E	20,411,719	20,207,787

Subtotal	62,714,091	62,510,159
Less accumulated depreciation	(24,309,565)	(22,152,864)

Total	$38,404,526	40,357,295

(4)   Management Agreements

              Cornerstone Real Estate Advisers, Inc. ("Cornerstone") was engaged as an investment manager pursuant to an investment advisor agreement (the"Agreement") dated November 30, 2003. Management fees for advisory services totaled $360,329 and $383,254, respectively for the years ended June 30, 2005 and 2004. Such fees were paid directly by LACERA and are not included in the accompanying combined financial statements.

              In accordance with a management agreement (the "Management Agreement") dated August 17, 1998, Dolce International Holdings, Inc. (the "Property Manager") was engaged to be the Hotel property manager. The Management Agreement expired on June 30, 2004 and was extended until June 30, 2005. The Property Manager earned a base management fee based on 2% of gross operating revenue, as defined, for each operating year. The Hotel is entitled to a reduction in management fees based on formulas specified in the Management Agreement if net operating income does not achieve minimum targets, as defined. The Property Manager is also entitled to receive an incentive fee based on net operating income, as defined, exceeding targets, as defined. Management fees totaled $461,255 and $450,942, respectively for the years ended June 30, 2005 and 2004. No incentive fees were incurred for the years ended June 30, 2005 and 2004.

              The Property Manager receives reimbursement for corporate marketing costs not to exceed 10% of the total marketing costs allocated to the Property Manager's managed properties during the respective contract year. Such marketing costs totaled $96,250 and $85,000, respectively, for the years ended June 30, 2005 and 2004, and are included in sales and marketing expenses in the accompanying combined statements of operations. In addition, Oak Brook is obligated to pay the compensation of Property Manager personnel employed at the Hotel which amounted to $6,683,906 and $6,971,707, respectively for the years ended June 30, 2005 and 2004 and certain out-of-pocket expenses.

              Amounts due to the Property Manager for base management fees totaled $54,728 and $35,983 at June 30, 2005 and 2004, respectively. This amount is included in accounts payable and accrued expenses in the accompanying combined balance sheets.

              The Hotel was converted to a Marriott in July 2005, and is managed by a subsidiary of Marriott International, Inc. under a new management agreement. The significant terms of the management agreement with DiamondRock are as follows:

Description	Term
Term	30 years
Base management fee	3% of gross revenues
Incentive management fee	20% above owner priority of 10.75% of total investment
FF&E escrow contribution percentage	5.5% of gross revenues

(5)   Golf Course Lease

              Gateway assumed a below market lease of a golf course adjacent to the Hotel as part of their purchase of the Hotel in 1996. The lease had an initial term of 40 years which expires in 2025 with two, ten-year renewal options and annual least payments of $1. The estimated value attributed to the below market lease by Gateway at the time of acquisition in 1996 was $7,580,000. The intangible lease asset is amortized on a straight-line basis over 29 years, the remaining term of the lease, annual amortization expense of $261,379 was recorded in 2004 and 2005. The below market lease balance as of June 30, 2005 and 2004 is $5,358,276 and $5,619,655, respectively.

(6)   Operating lease

              The Hotel is currently obligated under several non-cancelable operating lease agreements for office equipment and golf equipment that expire between 2004 and 2006. Future minimum rental payments under noncancelable capital and operating leases are nominal as of June 30, 2005.

              The Hotel leases retail space contained within the lobby and other facilities with varying terms for which minimum annual rents are received. The leases require fixed monthly payments over the terms of the leases. Future minimum rents to be received under noncancelable operating leases as of June 30, 2005 are as follows:

2006	$83,394
2007	13,795
2008	14,209
2009	14,636

$126,034

(7)   Income Taxes

              Oak Brook's taxable income in 2004 was offset by the reversal of a valuation allowance that had been recognized for the company's net deferred tax assets, primarily the result of a history of operating losses. On April 15, 2004, Oak Brook was converted to an LLC, accordingly, was no longer directly subject to income taxes. At the time of the conversion, deferred tax assets, deferred tax liabilities, and the remaining valuation allowance were eliminated. The net deferred tax asset position of Oak Brook immediately before the change in income tax status was zero, accordingly, there was no financial statement impact as a result of this change.

              Oak Brook has an income tax receivable of $313,400 on June 30, 2005 and 2004 that results from carrying back pre-2004 tax losses to recover taxes paid in earlier years.

Report of Independent Registered Public Accounting Firm

The Board of Directors
DiamondRock Hospitality Company

              We have audited the accompanying balance sheets of the Orlando Airport Marriott Hotel (the Property) of the Teachers' Retirement System for the State of Illinois for which Stone-Levy, LLC (the Company) is the investment advisor as of June 30, 2005 and 2004, and the related statements of operations, owner's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Property's or the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property's or the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Orlando Airport Marriott Hotel of the Teachers' Retirement System for the State of Illinois for which Stone-Levy, LLC is the investment advisor at June 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

                      /s/ Ernst & Young LLP

Chicago, Illinois
November 11, 2005

Orlando Airport Marriott Hotel of the Teachers'
Retirement System of the State of Illinois for Which
Stone-Levy, LLC is Investment Advisor
Balance Sheets

		June 30
	September 30 2005
		2005	2004
	(Unaudited)
Assets
Real estate at cost:
Land	$4,079,448	$4,079,448	$4,079,448
Building and improvements	29,116,061	29,116,061	29,116,061
Furniture and equipment	25,297,236	25,226,187	24,921,069

	58,492,745	58,421,696	58,116,578
Accumulated depreciation	(34,771,510)	(34,246,091)	(32,001,546)

	23,721,235	24,175,605	26,115,032
Cash and cash equivalents	1,648,169	1,821,200	1,154,334
Restricted escrows	2,103,315	1,941,233	1,101,556
Accounts receivable and other assets	1,168,679	1,190,009	1,349,550

Total assets	$28,641,398	$29,128,047	$29,720,472

Liabilities and owner's equity
Accounts payable and other	$1,988,310	$2,281,311	$1,809,117

Total liabilities	1,988,310	2,281,311	1,809,117
Owner's equity	26,653,088	26,846,736	27,911,355

Total liabilities and owner's equity	$28,641,398	$29,128,047	$29,720,472

See accompanying notes.

Orlando Airport Marriott Hotel of the Teachers'
Retirement System of the State of Illinois for Which
Stone-Levy, LLC is Investment Advisor
Statements of Operations

	Three Months Ended September 30		Years Ended June 30
	2005	2004	2005	2004
	(Unaudited)
Revenues:
Rooms	$3,003,005	$2,985,054	$14,380,813	$11,592,063
Food and beverage	1,320,166	1,245,530	7,683,274	6,234,389
Other	147,729	130,622	618,007	480,017

Total revenues	4,470,900	4,361,206	22,682,094	18,306,469
Expenses:
Rooms operating	782,958	802,731	3,446,636	3,092,527
Food and beverage operating	953,514	916,151	4,634,744	4,171,831
Other departmental operating	98,911	87,065	386,564	345,138
Property operating	480,053	433,545	1,742,109	1,706,061
General and administrative	366,134	393,060	1,696,016	1,652,117
Marketing	527,985	509,920	2,148,039	1,783,526
Franchise fees	239,628	235,710	1,169,807	948,304
Property management fees	86,092	71,680	438,584	315,475
Asset management fees	43,419	34,984	372,175	278,974
Depreciation and amortization	525,419	561,136	2,244,545	2,213,112
Real estate taxes	138,647	137,499	540,548	510,276
Other	102,282	214,097	524,240	534,255

Total expenses	4,345,042	4,397,578	19,344,007	17,551,596

Net income (loss)	$125,858	$(36,372)	$3,338,087	$754,873

See accompanying notes.

Orlando Airport Marriott Hotel of the Teachers'
Retirement System of the State of Illinois for Which
Stone-Levy, LLC is Investment Advisor
Statements of Changes in Owner's Equity

Total Owner's Equity
Balance at July 1, 2003	$29,155,476
Capital contributions from owner	277,206
Capital distributions to owner	(2,276,200)
Net income	754,873

Balance at June 30, 2004	27,911,355
Capital contributions from owner	375,794
Capital distributions to owner	(4,778,500)
Net income	3,338,087

Balance at June 30, 2005	26,846,736
Capital contributions from owner (unaudited)	66,494
Capital distributions to owner (unaudited)	(386,000)
Net income (unaudited)	125,858

Balance at September 30, 2005 (unaudited)	$26,653,088

See accompanying notes.

Orlando Airport Marriott Hotel of the Teachers'
Retirement System of the State of Illinois for Which
Stone-Levy, LLC is Investment Advisor
Statements of Cash Flows

	Three Months Ended September 30		Years Ended June 30
	2005	2004	2005	2004
	(Unaudited)
Operating activities
Net income (loss)	$125,858	$(36,372)	$3,338,087	$754,873
Adjustments to reconcile net income (loss)to net cash provided by operating activities:
Depreciation expense	525,419	561,136	2,244,545	2,213,112
Changes in operating assets and liabilities:
(Increase) decrease in restricted escrow	(162,092)	(158,617)	(839,667)	650,680
Decrease (increase) in accounts receivables and other assets	21,340	(64,288)	159,531	58,473
(Decrease) increase in accounts payable and other liabilities	(293,001)	66,180	472,194	(64,728)

Net cash provided by operating activities	217,524	368,039	5,374,690	3,612,410
Investing activities
Additions to real estate	(71,049)	(66,871)	(305,118)	(1,570,985)

Cash used in investing activities	(71,049)	(66,871)	(305,118)	(1,570,985)
Financing activities
Contributions from owner	66,494	70,113	375,794	277,206
Distributions to owner	(386,000)	(337,500)	(4,778,500)	(2,276,200)

Net cash used in financing activities	(319,506)	(267,387)	(4,402,706)	(1,998,994)

Net (decrease) increase in cash and cash equivalents	(173,031)	33,781	666,866	42,431
Cash and cash equivalents at beginning of period	1,821,200	1,154,334	1,154,334	1,111,903

Cash and cash equivalents at end of period	$1,648,169	$1,188,115	$1,821,200	$1,154,334

See accompanying notes.

Orlando Airport Marriott Hotel of the Teachers' Retirement System
of the State of Illinois for Which Stone-Levy, LLC is the Investment Advisor
Notes to Financial Statements
June 30, 2005 and 2004

1.     Organization

              The Master Pension Trust of the Teachers' Retirement System of the State of Illinois (TRSSI) was established by acts of state legislation and is managed by a Board of Trustees for the benefit of all certified Illinois public school employees outside the city of Chicago. These financial statements include the Orlando Airport Marriott Hotel (the Property), a 484-room hotel located one mile from the Orlando International Airport, a TRSSI investment, for which Stone-Levy, LLC (SL or the Company) is the investment advisor.

2.     Summary of Significant Accounting Policies

Basis of Presentation

              The accompanying audited financial statements of the Property as of June 30, 2005 and 2004 and for the years then ended are prepared in accordance with accounting principles generally accepted in the United States.

Interim Financial Information

              The accompanying unaudited financial statements of the Property as of September 30, 2005 and for the three-month periods ended September 30, 2005 and 2004, have been prepared pursuant to the Securities and Exchange Commission (SEC) rules and regulations. All amounts included in the notes to the financial statements referring to September 30, 2005, and for the three-month periods ended September 30, 2005 and 2004, are unaudited. The accompanying financial statements reflect, in the opinion of management, all adjustments considered necessary for a fair presentation of the interim financial statements. All such adjustments are of a normal and recurring nature.

Cash Equivalents

              All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Restricted Cash Escrows

              The restricted cash escrows represent funds required by TRSSI to be restricted for future real estate improvements of the Property.

Fixed Assets

              The hotel building and furniture and fixtures are stated at cost and are being depreciated on a straight-line basis, using estimated useful lives of 40 and 7 years, respectively.

              Real estate is carried at depreciated cost. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Significant renovations and improvements, which improve and/or extend the useful life of the asset, are capitalized and depreciated over its estimated useful life. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets during the expected holding period are less than the carrying amounts of those assets. Impairment losses are measured as the difference between carrying value and fair value of assets. Fair value is based on estimated cash flows discounted at a risk-adjusted rate of interest.

Other Assets and Liabilities

              Other assets and liabilities are stated at their estimated fair market values, which, in the opinion of SL, approximate their historical costs.

Revenue Recognition

              Revenue is generally recognized as services are provided which primarily represent room rentals, food and beverage sales, and other ancillary services.

Income Taxes

              No provisions for income taxes have been made in the accompanying financial statements as TRSSI is not subject to income taxes.

Use of Estimates

              In preparation of financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions that affect the amounts reported in the financial statements during the reporting period. Actual results could differ from these estimates.

3.     Management Fees

              SL earned investment advisor fees based on a percentage of net operations, as defined, for the three months ended September 30, 2005 and 2004, and years ended June 30, 2005 and 2004. Total investment advisor fees earned were $43,419, $34,984, $372,175, and $278,974 for the three months ended September 30, 2005 and 2004, and years ended June 30, 2005 and 2004, respectively.

              The Property is managed by Interstate Hotel Corporation (Interstate). The management agreement provides for management fees of 1% of gross revenue, as defined, plus incentive fees of 3% of house profits capped at 1% of gross revenue, as defined, and additional incentive fees of 10% of net cash flows, as defined. Management fees for the Property totaled $86,092, $71,680, $438,584, and $315,475 for the three months ended September 30, 2005 and 2004, and years ended June 30, 2005 and 2004, respectively.

              The agreement with Interstate also provided that Interstate, on behalf of TRSSI, must segregate cash for future expenditures to refurbish the properties and repair and replace operating equipment. The amount segregated is equal to 5% of the Marriott Airport's gross revenue collected during the year, as defined. Interstate is to segregate the cash in an interest-bearing escrow account to be used for the purpose specified. Such escrows totaled $2,103,315, $1,941,223, and $1,101,556 at September 30, 2005, June 30, 2005, and June 30, 2004, respectively.

              A franchise agreement with Marriott Corporation for the Property provides for the following franchise fees:

        6% of gross room sales, as defined
        3% of gross food and beverage sales, as defined
        0.8% of gross room sales, as defined, as a national advertising fee

              Franchise fees of $239,628, $235,710, $1,169,807, and $948,304 for the three months ended September 30, 2005 and 2004, and years ended June 30, 2005 and 2004, respectively.

Independent Auditors' Report

The Members of Chicago 540 Hotel, LLC:

              We have audited the accompanying balance sheets of Chicago 540 Hotel, LLC (the Company) as of December 31, 2005 and 2004 and the related statements of operations, members' equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the management of Chicago 540 Lessee, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago 540 Hotel, LLC as of December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois
March 1, 2006

CHICAGO 540 HOTEL, LLC

BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004
Assets
Investment in hotel property, net	$147,358,714	148,846,726
Cash and cash equivalents	2,128,426	1,783,099
Restricted cash reserves	4,733,596	4,157,601
Rent receivable from Chicago 540 Lessee, Inc.	5,741,695	3,160,249
Deferred financing costs, net	282,006	1,162,807
Other accounts receivable	734,578	58,697

Total assets	$160,979,015	159,169,179

Liabilities and Members' Equity
Borrowings under credit facilities	$4,694,143	—
Mortgage loans	140,000,000	140,000,000
Accounts payable and accrued expenses	263,105	164,032
Distributions payable	1,867,719	132,244
Accrued interest	465,435	565,104
Accrued real estate taxes	6,050,000	5,872,937

Total liabilities	153,340,402	146,734,317
Commitments and contingencies
Members' equity	7,638,613	12,434,862

Total liabilities and members' equity	$160,979,015	159,169,179

See accompanying notes to financial statements.

CHICAGO 540 HOTEL, LLC

STATEMENTS OF OPERATIONS
Years ended December 31, 2005, 2004, and 2003

	2005	2004	2003
Revenues:
Participating lease revenue	$27,134,420	27,261,205	25,372,395
Interest income	182,409	93,853	59,693
Other income	376,198	206,820	223,357

Total revenues	27,693,027	27,561,878	25,655,445

Expenses:
Depreciation	8,194,296	10,635,550	10,295,214
Amortization of deferred financing costs	900,474	1,120,407	1,121,222
Real estate taxes	5,744,057	4,798,185	6,487,233
Interest	7,950,725	5,787,075	5,961,960
Insurance	175,295	220,230	426,139
Other expenses	141,831	371,066	168,000

Total expenses	23,106,678	22,932,513	24,459,768

Net income	$4,586,349	4,629,365	1,195,677

See accompanying notes to financial statements.

CHICAGO 540 HOTEL, LLC

STATEMENTS OF MEMBERS' EQUITY
Years ended December 31, 2005, 2004, and 2003

	LaSalle Hotel Operating Partnership, L.P.	Carlyle	Total members' equity
Balance at December 31, 2002	$4,433,496	40,349,277	44,782,773
Distributions	(1,370,507)	(9,540,689)	(10,911,196)
Net income	340,822	854,855	1,195,677

Balance at December 31, 2003	3,403,811	31,663,443	35,067,254
Distributions	(3,056,287)	(24,205,470)	(27,261,757)
Net income	853,056	3,776,309	4,629,365

Balance at December 31, 2004	1,200,580	11,234,282	12,434,862
Distributions	(1,271,822)	(8,110,776)	(9,382,598)
Net income	752,662	3,833,687	4,586,349

Balance at December 31, 2005	$681,420	6,957,193	7,638,613

See accompanying notes to financial statements.

CHICAGO 540 HOTEL, LLC

STATEMENTS OF CASH FLOWS
Years ended December 31, 2005, 2004, and 2003

	2005	2004	2003
Cash flows from operating activities:
Net income	$4,586,349	4,629,365	1,195,677
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,194,296	10,635,550	10,295,214
Amortization of deferred financing costs	900,474	1,120,407	1,121,222
Changes in assets and liabilities:
Rent receivable from Chicago 540 Lessee, Inc.	(2,581,446)	(1,363,750)	757,750
Other accounts receivable	(675,881)	29,511	(9,591)
Accounts payable and accrued expenses	99,073	(539,912)	575,726
Accrued interest	(99,669)	239,729	10,846
Accrued real estate taxes	177,063	(795,086)	136,735

Net cash provided by operating activities	10,600,259	13,955,814	14,083,579

Cash flows from investing activities:
Improvements and additions to property and equipment	(6,706,284)	(7,982,082)	(3,108,327)
Funding of restricted cash reserves	(14,824,440)	(11,433,091)	(11,660,822)
Proceeds from restricted cash reserves	14,248,445	14,707,909	11,169,729

Net cash used in investing activities	(7,282,279)	(4,707,264)	(3,599,420)

Cash flows from financing activities:
Proceeds from credit facilities	5,749,000	—	—
Proceeds from mortgage loans	—	140,000,000	—
Repayments of mortgage loans	—	(120,000,000)	—
Repayments of credit facilities	(1,054,857)	—	—
Payment of deferred financing costs	(19,673)	(1,816,038)	—
Distributions	(7,647,123)	(27,205,079)	(10,936,592)

Net cash used in financing activities	(2,972,653)	(9,021,117)	(10,936,592)

Net change in cash and cash equivalents	345,327	227,433	(452,433)
Cash and cash equivalents, beginning of year	1,783,099	1,555,666	2,008,099

Cash and cash equivalents, end of year	$2,128,426	1,783,099	1,555,666

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$8,050,394	5,547,346	5,951,114
Distributions payable	1,867,719	132,244	75,566

See accompanying notes to financial statements.

CHICAGO 540 HOTEL, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

(1)   Organization

              Chicago 540 Hotel, LLC (the Company) is a Delaware Limited Liability Company formed on January 11, 2000 by LaSalle Hotel Operating Partnership, LP (LaSalle) and Carlyle Realty Chase Co-Investment LP and Carlyle Michigan Avenue Trust (collectively Carlyle) to acquire the Chicago Marriott Downtown (the Hotel). Effective January 25, 2000, the Company leased the Hotel to Chicago 540 Lessee, Inc. (the Lessee) (see note 3). LaSalle owns a 9.9% equity interest in the Company and will receive an annual preferred return in addition to its pro rata share of annual cash flow. LaSalle will also have the opportunity to earn an incentive participation in net sale proceeds based upon the achievement of certain overall investment returns, in addition to its pro rata share of net sale or refinancing proceeds. LaSalle also owns a 9.9% equity interest in the Lessee. Carlyle owns a 90.1% controlling interest in the Company. In addition, a Carlyle affiliate owns a 90.1% controlling interest in the Lessee. The Hotel is a 1,176 room, full-service hotel, restaurant, and conference center located in Chicago, Illinois. Marriott Hotel Services, Inc. (Marriott) operates and manages the Hotel, pursuant to the Restated and Amended Management Agreement dated November 28, 1989 (the Management Agreement).

(2)   Summary of Significant Accounting Policies

  Basis of Presentation

              The Company is operated on a calendar year basis. However, the Hotel's fiscal year comprises 52 or 53 weeks, ending on the Friday closest to December 31. The accompanying financial statements reflect the operations of the Company for each of the years in the three-year period ended December 31, 2005, 2004, and 2003. The related fiscal years for the Hotel ended on December 30, 2005, December 31, 2004, and January 2, 2004 respectively.

  Use of Estimates

              The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              During 2003, the Company over estimated the 2003 real estate taxes payable during 2004. This overaccrual of approximately $1,074,751 has been included as a reduction to the 2004 real estate tax expense in the accompanying financial statements.

  Cash and Cash Equivalents

              The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

  Investment in Hotel Property

              Hotel property is stated at cost and is depreciated using the straight-line method over the estimated useful lives of 30-40 years for building; 15 years for improvements; five years for furniture, fixtures, and equipment; and three years for computer equipment.

              The Company capitalizes expenditures for major additions and improvements and charges operating expenses for the cost of current maintenance and repair expenditures, which do not materially improve or extend the life of the respective assets.

              The Company periodically reviews the carrying value of the Hotel to determine if circumstances exist indicating impairment in the carrying value of the investment in the Hotel or that depreciation periods should be modified. If facts or circumstances support the possibility of impairment, the Company will prepare a projection of the undiscounted future cash flows, without interest charges, of the Hotel and determine if the investment in the Hotel is recoverable based on the undiscounted future cash flows. If impairment is indicated, an adjustment will be made to the carrying value of the Hotel to reflect the Hotel at fair value. The Company does not believe that there are any factors or circumstances indicating impairment of its investment in the Hotel.

  Deferred Financing Fees

              Deferred financing fees are recorded at cost and amortized over the term of the related mortgage loans.

  Income Taxes

              No provision has been made for federal and state income taxes, as the liability for such taxes would be that of the members of the Company.

  Derivative Financial Instruments

              In the normal course of business, the Company is exposed to the effects of interest rate changes. The Company limits the risks associated with interest rate changes by following established risk management policies and procedures including the use of derivatives. For interest rate exposures, derivatives are used primarily to align rate movements between interest rates associated with the Company's participating lease revenue and other financial assets with interest rates on related debt, and manage the cost of borrowing obligations. The Company utilizes derivative financial instruments to manage, or hedge, interest rate risk.

              The Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from those instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

              To determine the fair values of derivative instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing as of each valuation date. For the majority of financial instruments including most derivatives, long-term investments, and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

  Fair Value of Financial Instruments

              Fair value is determined by using available market information and appropriate valuation methodologies. The Company's mortgage loans bear interest at variable market rates and as such their carrying values approximate market value at December 31, 2005 and 2004. The carrying amount of all of the Company's other financial instruments approximates fair value due to their short maturities.

  Revenue Recognition

              The Company recognizes lease revenue on an accrual basis pursuant to the terms of the Participating Lease. Base and incentive participating rent is recognized based on quarterly thresholds, pursuant to the Participating Lease (see note 3).

(3)   Participating Lease

              The Company leases the Hotel to the Lessee pursuant to a ten-year noncancelable participating lease (the Participating Lease) that expires in December 2009, subject to earlier termination on the occurrence of certain contingencies, as defined. The Participating Lease does not provide for renewal options. The rent due under the Participating Lease is the greater of base rent, as defined, or participating rent. Participating rent applicable to rooms, food and beverage, telephone, and other hotel revenues is calculated by multiplying fixed percentages by the total amounts of such revenues over specified threshold amounts. Both the base rent and the participating rent thresholds used in computing percentage rents applicable to hotel revenues are subject to annual adjustments based on increases in the United States Consumer Price Index (CPI) published by the Bureau of Labor Statistics of the United States of America Department of Labor, U.S. City Average, Urban Wage Earners and Clerical Workers. Participating Lease revenue for the years ended December 31, 2005, 2004, 2003 was $27,134,420, $27,261,205, and $25,372,395, respectively, of which $2,263,297, $3,020,339, and $1,662,633 was in excess of base rent, respectively.

              Future minimum rentals (without reflecting future CPI increases) to be received by the Company pursuant to the Participating Lease for each of the years in the period 2006 to 2009 are as follows:

2006	$25,746,589
2007	25,746,589
2008	25,746,589
2009	25,746,589

$102,986,356

(4)   Mortgage Loans

              The Company originally entered into a $120 million interest-only loan dated January 25, 2000 that was scheduled to mature on February 1, 2003 (the Original Loan). On June 17, 2002, the Company refinanced the Original Loan with two new mortgage loans from a new lender. The mortgage loans had an aggregate amount of $120 million and had two-year terms with maturity on July 1, 2004. The interest rate at December 31, 2003 was 4.9%. On April 6, 2004, the Company prepaid its existing two mortgage loans with a new mortgage loan for an aggregate amount of $140 million. The Company incurred a prepayment fee of $300,204 upon settlement of the new loan. The expense is included in other expenses in the combined statements of operations. The new mortgage loan has a two-year term, expires in April 2006, and can be extended at the option of the Company for three additional one-year terms. The mortgage bears interest at London InterBank Offered Rate plus 2.25% (6.625% at December 31, 2005). As of December 31, 2005 and 2004, accrued interest payable was $437,986 and $565,104, respectively.

              On November 2, 2004, the Company obtained a three and a half year commitment for a $5.75 million FF&E credit facility to be used for partial funding of the FF&E costs related to the property. The FF&E credit facility matures on the earlier of i) April 30, 2008, or ii) three years from the date on which the final borrowing is made. The Company has an option to borrow portions of the principal debt bearing interest with reference to the base rate or to LIBOR, and portions may be converted from one interest basis to another. Base rate will the greater of i) the rate established by the lender as a base rate and which is designated by the lender as its U.S. prime rate, or ii) the Federal Funds Rate plus 0.50% (6.79063% at December 31, 2005). LIBOR rate will be set two business days before the start of an interest period. In 2005, the Company purchased a cap on London InterBank Offered Rate capping the London InterBank Offered Rate at 7.5%. The balance on the credit facility was $4,694,143 and $0 as of December 31, 2005 and 2004, respectively. As of December 31, 2005 and 2004, accrued interest payable was $27,449 and $0, respectively. The value of the cap at December 31, 2005 is not material to the financial statements.

(5)   Restricted Cash Reserves

              Pursuant to the Management Agreement, the Company is responsible for funding an escrow account (the Escrow Equipment Fund) for capital expenditures and the replacement or refurbishment of furniture, fixtures, and equipment of the Hotel. On the effective date of the lease, the Company funded the Escrow Equipment Fund with an initial deposit and, thereafter, is responsible for funding the account with 5% of the Hotel's monthly gross revenue as defined in the Management Agreement. The Lessee is responsible for maintaining the Hotel's furniture, fixtures, and equipment and making purchases as considered necessary. Upon purchase of furniture, fixtures, and equipment, the Lessee requests reimbursement from the Escrow Equipment Fund maintained by the Company. As of December 31, 2005 and 2004, there were no such amounts due to the Lessee relating to this arrangement. Upon termination of the Management Agreement, Marriott is entitled to reimbursement equal to 20% of any unexpended funds in the Escrow Equipment Fund. The balance of the Escrow Equipment Fund was $2,642,272 and $861,892 at December 31, 2005 and 2004, respectively, and is included in restricted cash reserves in the accompanying financial statements.

              The Mortgage Loans require the Company to hold funds in escrow for the payment of real estate taxes and insurance premiums as they become due (the Tax and Insurance Escrow), and a debt service reserve fund for the future payment of interest (the Debt Service Escrow). The balances of the Tax and Insurance Escrow Fund and the Debt Service Escrow were $2,091,324 and $3,295,709, at December 31, 2005 and December 31, 2004, respectively, and are included in restricted cash reserves in the accompanying financial statements.

(6)   Investment in Hotel Property

              Investment in hotel property as of December 31, 2005 and 2004 consisted of the following:

	2005	2004
Land	$17,089,761	17,089,761
Building and improvements	150,834,261	147,075,460
Furniture, fixtures, and equipment	35,789,489	28,618,739
Construction in progress	—	4,223,267

	203,713,511	197,007,227
Accumulated depreciation	(56,354,797)	(48,160,501)

	$147,358,714	148,846,726

(7)   Commitments and Contingencies

              The nature of the operations of the Hotel exposes it to the risk of claims and litigation in the normal course of its business. Although the outcome of such matters cannot be determined, management believes the ultimate resolution of these matters will not have a material adverse effect on the financial position or operations of the Company.

(8)   Due from Affiliates

              There are approximately $437,000 of amounts due from Chicago 540 Lessee, Inc. included in other accounts receivable on the balance sheets at December 31, 2005.

(9)   Subsequent Events

              On February 22, 2006, the $140 million mortgage loan and the $5.75 million credit facility were refinanced with a $220 million mortgage loan. The Members received a distribution of approximately $71 million from the proceeds of the refinancing.

              On March 1, 2006, the Company entered into an agreement to sell the Hotel.

Independent Auditors' Report

To the Directors and Stockholders
Chicago 540 Lessee, Inc.:

              We have audited the accompanying balance sheets of Chicago 540 Lessee, Inc. (the Company) as of December 31, 2005 and 2004 and the related statements of operations, owners' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the management of Chicago 540 Lessee, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago 540 Lessee, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois
March 1, 2006

CHICAGO 540 LESSEE, INC.

BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004
Assets
Cash and cash equivalents	$5,229,559	3,976,494
Accounts receivable, net of allowance for doubtful accounts of $114,665 and $99,508, respectively	5,565,223	2,981,870
Inventories	1,170,483	1,040,295
Deferred tax asset	1,085,752	775,493
Prepaid expenses and other assets	556,734	274,133

Total assets	$13,607,751	9,048,285

Liabilities and Owners' Deficit
Accounts payable and accrued expenses	$4,013,691	2,389,338
Advance deposits	271,104	284,630
Due to Marriott	3,359,912	2,616,124
Rent payable to Chicago 540 Hotel LLC	5,741,695	3,160,249
Notes payable	782,000	782,000
Interest payable	108,604	38,224

Total liabilities	14,277,006	9,270,565
Commitments and contingencies
Owners' deficit	(669,255)	(222,280)

Total liabilities and owners' deficit	$13,607,751	9,048,285

See accompanying notes to financial statements.

CHICAGO 540 LESSEE, INC.

STATEMENTS OF OPERATIONS
Years ended December 31, 2005, 2004, and 2003

	2005	2004	2003
Revenues:
Hotel operating revenues:
Rooms	$57,347,529	54,070,007	53,670,335
Food and beverage	24,673,633	23,980,067	20,829,218
Telephone	1,012,996	1,140,478	1,181,192
Gift shop and other	1,208,326	4,484,752	884,277
Interest income	43,842	15,692	23,146

Total revenues	84,286,326	83,690,996	76,588,168

Expenses:
Hotel operating expenses:
Rooms	13,726,458	13,216,375	12,866,091
Food and beverage	15,179,962	15,104,949	14,110,812
Telephone	1,156,102	1,207,566	976,123
Gift shop and other	522,101	526,490	508,934
General and administrative	7,090,893	6,842,775	5,788,714
Marketing	6,152,789	5,531,385	5,352,592
Repairs and maintenance	3,636,917	3,707,770	3,806,936
Utilities	2,343,332	2,129,248	2,119,551
Interest expense	70,380	237,918	944,394
Management fee	7,537,626	6,570,714	6,172,324
Participating lease expense	27,134,420	27,261,205	25,372,395
Other	468,091	519,921	479,713

Total expenses	85,019,071	82,856,316	78,498,579

Income (loss) before income tax benefit (expense)	(732,745)	834,680	(1,910,411)
Income tax benefit (expense)	285,770	(325,524)	740,992

Net income (loss)	$(446,975)	509,156	(1,169,419)

See accompanying notes to financial statements.

CHICAGO 540 LESSEE, INC.

STATEMENTS OF OWNERS' EQUITY (DEFICIT)
Years ended December 31, 2005, 2004, and 2003

	LaSalle Hotel Operating Partnership, L.P.	Carlyle	Total owners' equity (deficit)
Balance at December 31, 2002	$43,360	394,623	437,983
Net loss	(115,772)	(1,053,647)	(1,169,419)

Balance at December 31, 2003	(72,412)	(659,024)	(731,436)
Net income	50,406	458,750	509,156

Balance at December 31, 2004	(22,006)	(200,274)	(222,280)
Net loss	(44,251)	(402,724)	(446,975)

Balance at December 31, 2005	$(66,257)	(602,998)	(669,255)

See accompanying notes to financial statements.

CHICAGO 540 LESSEE, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2005, 2004, and 2003

	2005	2004	2003
Cash flows from operating activities:
Net income (loss)	$(446,975)	509,156	(1,169,419)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Changes in assets and liabilities:
Accounts receivable, net	(2,583,353)	(138,827)	1,024,611
Inventories	(130,188)	73,416	(80,958)
Prepaid expenses and other assets	(282,601)	109,306	306,274
Deferred tax asset	(310,259)	325,524	(741,584)
Accounts payable and accrued expenses	1,624,353	10,517	(606,453)
Due to Marriott	743,788	(147,380)	867,587
Advance deposits	(13,526)	90,050	(396,475)
Rent payable to Chicago 540 Hotel LLC	2,581,446	1,363,750	(757,750)
Interest payable	70,380	(448,082)	240,300

Net cash provided by (used in) operating activities	1,253,065	1,747,430	(1,313,867)

Cash flows from financing activities:
Payment on notes payable	—	(1,888,000)	—

Net cash used by financing activities	—	(1,888,000)	—

Net change in cash and cash equivalents	1,253,065	(140,570)	(1,313,867)
Cash and cash equivalents, beginning of year	3,976,494	4,117,064	5,430,931

Cash and cash equivalents, end of year	$5,229,559	3,976,494	4,117,064

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$—	686,000	704,094
Cash paid during the year for income taxes	—	—	—

See accompanying notes to financial statements.

CHICAGO 540 LESSEE, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

(1)   Organization

              Chicago 540 Lessee, Inc. (the Company) is a Delaware Corporation formed on January 12, 2000 for the purpose of leasing the Chicago Marriott Downtown (the Hotel). Effective January 25, 2000, the Company leased the Hotel from Chicago 540 Hotel, LLC (the Lessor) (see note 3). The Hotel is a 1,176 room, full-service hotel, restaurant, and conference center located in Chicago, Illinois. LaSalle Hotel Operating Partnership, LP (LaSalle) and Carlyle 540 Leasco, LP (Carlyle) formed 540 Leasco, LLC to own 100% of the stock in the Company. LaSalle owns a 9.9% equity interest in the Company and the Lessor. Carlyle owns a 90.1% controlling interest in the Company. In addition, two affiliates of Carlyle own a 90.1% controlling interest in the Lessor. Marriott Hotel Services, Inc. (Marriott) operates and manages the Hotel, pursuant to the Restated and Amended Management Agreement dated November 28, 1989 (the Management Agreement).

(2)   Summary of Significant Accounting Policies

  Basis of Presentation

              The Company is operated on a calendar year basis. However, the Hotel's fiscal year comprises 52 or 53 weeks, ending on the Friday closest to December 31. The accompanying financial statements reflect the operations of the Company for each of the years in the three-year period ended December 31, 2005, 2004, and 2003. The related fiscal years for the Hotel ended on December 30, 2005, December 31, 2004, and January 2, 2004, respectively.

  Use of Estimates

              The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

              The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

  Inventories

              Inventories, consisting of food and beverage, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

  Revenue Recognition

              The Company recognizes hotel operating revenue on an accrual basis consistent with the Hotel's operations.

(3)   Participating Lease

              The Company leases the Hotel from the Lessor pursuant to a ten-year noncancelable participating lease (the Participating Lease) that expires in December 2009, subject to earlier termination on the occurrence of certain contingencies, as defined. The Participating Lease does not provide for renewal options. The rent due under the Participating Lease is the greater of base rent, as defined, or participating rent. Participating rent applicable to rooms, food and beverage, telephone, and other hotel revenues is calculated by multiplying fixed percentages by the total amounts of such revenues over specified threshold amounts. Both the base rent and the participating rent thresholds used in computing percentage rents applicable to hotel revenues are subject to annual adjustments based on increases in the United States Consumer Price Index (CPI) published by the Bureau of Labor Statistics of the United States of America Department of Labor, U.S. City Average, Urban Wage Earners and Clerical Workers. Participating Lease expense for the years ended December 31, 2005, 2004, and 2003 was $27,134,420, $27,261,205, and $25,372,395, respectively, of which $2,263,297, $3,020,339, and $1,662,633 was in excess of base rent, respectively.

              Future minimum rentals (without reflecting future CPI increases) to be paid by the Company pursuant to the Participating Lease for each of the years in the period 2006 to 2009 are as follows:

2006	$25,746,589
2007	25,746,589
2008	25,746,589
2009	25,746,589

$102,986,356

(4)   Management Agreement

              The Management Agreement expires in 2008 with five automatic extensions for periods of 10 years each. The Management Agreement requires a base management fee equal to 3% of gross revenues (as defined) and an incentive management fee equal to 20% of operating profit (as defined). Pursuant to the terms of the Management Agreement, Marriott provides the Hotel with various services and supplies, including marketing, reservations, construction management, and insurance. The costs incurred relating to these arrangements may have been significantly different had they been provided by an independent third party. Marriott also provides working capital sufficient to fund the day-to-day operations of the Hotel.

              Base management fee expense was approximately $2,527,000; $2,412,000; and $2,297,000 for the years ended December 31, 2005, 2004, and 2003, respectively. Incentive management fee expense was approximately $5,010,000; $4,159,000; and $3,875,000 respectively, for the years ended December 31, 2005, 2004, and 2003, respectively. Working capital due to Marriott was approximately $3,360,000 and $2,616,000 as of December 31, 2005 and 2004, respectively.

              The Company is responsible for maintaining the Hotel's furniture, fixtures, and equipment and making purchases as considered necessary. Pursuant to the Management Agreement, the Lessor is responsible for funding an escrow account (the Escrow Equipment Fund), not recorded on the Company's records, for capital expenditures and the replacement or refurbishment of furniture, fixtures, and equipment of the Hotel. On the effective date of the lease, the Lessor funded the Escrow Equipment Fund with an initial deposit and thereafter is responsible for funding the account with 5% of the Hotel's monthly gross revenue as defined in the Management Agreement. Upon purchase of furniture, fixtures, and equipment, the Company requests reimbursement from the Escrow Equipment Fund maintained by the Lessor. As of December 31, 2005 and 2004, there were no such amounts due from the Lessor relating to this arrangement. Upon termination of the Management Agreement, Marriott is entitled to reimbursement equal to 20% of any unexpended funds for furniture, fixtures, and equipment in the Escrow Equipment Fund.

              The Company and Marriott determined that prior to 2003, Marriott charged the Hotel for costs and expenses incurred by Marriott at its central office for safety and insurance administration and for personnel and employee benefits administration. The Company and Marriott have concluded that the Management Agreement did not permit such charges to the Hotel. In 2003, Marriott reimbursed the Company approximately $215,000, which is recorded as other income in the accompanying statements of operations.

              On February 25, 2004, the Company alleged in an Estoppel Certificate requested by Marriott that there are issues that may enable the Company to declare Marriott in default under the Management Agreement or may give rise to offsets or defense. In October of 2004, Marriott paid the Company approximately $3,285,000 to settle the claim, which is recorded as other income in the accompanying statements of operations.

(5)   Notes Payable

              On February 23, 2001, the Company entered into three unsecured short-term promissory notes with two affiliates of Carlyle and LaSalle totaling $670,000 to be used for working capital and general corporate purposes. The notes had an initial maturity date of September 28, 2001 and bore interest at 9%. On March 29, 2002, the Company revised the three unsecured short-term promissory notes, effective as of the initial maturity date, to demand notes with no specific maturity date. Also on that date, the Company borrowed an additional $2,000,000 under the unsecured short-term demand notes from Carlyle and LaSalle. On November 9, 2004 the notes were partially paid down with proceeds from the settlement with Marriott. The demand notes bear interest at 9%. Accrued interest was $108,604 and $38,224 at December 31, 2005 and 2004, respectively.

(6)   Income Taxes

              The Company operates as a C Corporation for income tax purposes. The tax returns of the Company are subject to examination by federal and state taxing authorities. The Company has not received notice that any such returns will be audited for any period. The Company provides for income taxes pursuant to the provisions of SFAS No. 109, Accounting for Income Taxes.

              The income tax expense (benefit) for the years ended December 31, 2005, 2004, and 2003 is comprised of the following:

	2005	2004	2003
Current	$24,489	—	592
Deferred	(310,259)	325,524	(741,584)

	$(285,770)	325,524	(740,992)

              As of December 31, 2005 and 2004, the Company has temporary differences resulting from provisions for bad debts and a net operating loss carryforward that give rise to a net deferred tax asset of approximately $1,086,000 and $776,000, respectively. A valuation allowance has not been established as of December 31, 2005 and 2004 as management believes that it is more likely than not that the deferred tax asset will be realized through future operations and the reversal of taxable temporary differences.

              Income tax expense (benefit) attributable to income was ($285,770), $325,524, ($740,992) for the years ended December 31, 2005, 2004, and 2003, respectively, and differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income from continuing operations as a result of the following:

	2005	2004	2003
Computed "expected" tax expense (benefit)	$(249,133)	283,791	(649,540)
Increase (reduction) in income taxes resulting from:
State and local income taxes, net of federal income tax expense	(36,637)	41,733	(91,452)

	$(285,770)	325,524	(740,992)

(7)   Employee Benefit Plan

              Marriott sponsors and maintains a 401(k) savings plan that full-time employees of the Hotel are offered participation in upon completion of one year of service. Employee contributions to the plan are matched by Marriott on a percentage basis up to 6% of employee salaries. Marriott's contributions for the years ended December 31, 2005, 2004, and 2003 were approximately $570,000, $584,000, and $456,000 respectively, and were recorded as an expense in the accompanying statements of operations.

(8)   Commitments and Contingencies

              The nature of the operations of the Hotel exposes it to the risk of claims and litigation in the normal course of its business. Although the outcome of such matters cannot be determined, management believes the ultimate resolution of these matters will not have a material adverse effect on the financial position or operations of the Company.

(9)   Due to Affiliates

              There are approximately $437,000 of payables due to Chicago 540 Hotel, LLC included in other accounts payable and accrued expenses on the balance sheets at December 31, 2005.

THE DIAMONDROCK HOSPITALITY PORTFOLIO

RESORTS AND CONFERENCE CENTERS

MARRIOTT GRIFFIN GATE RESORT, KENTUCKY

OAK BROOK HILLS MARRIOTT RESORT, ILLINOIS

VAIL MARRIOTT MOUNTAIN RESORT & SPA, COLORADO

URBAN SELECT SERVICE

COURTYARD BY MARRIOTT MANHATTAN/FIFTH AVENUE, NEW YORK

COURTYARD BY MARRIOTT MANHATTAN/MIDTOWN EAST, NEW YORK

SPRINGHILL SUITES ATLANTA BUCKHEAD, GEORGIA

16,800,000 Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Friedman Billings Ramsey

Wachovia Securities

Citigroup

JMP Securities

Robert W. Baird & Co.

March 29, 2006